1/23

07021830

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Biffa plc

*CURRENT ADDRESS Coronation Road
Cressex, High Wycombe
Buckinghamshire HP12 3TZ England

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35068 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 3/15/07

BIFFA PLC

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 MARCH 2005

Company Number : 4081901

BIFFA PLC

REPORT OF THE DIRECTORS

FOR THE YEAR ENDED 31 MARCH 2005

Directors:	M J Bettington W R A De Jonghe D R Knott T W J Lowth N H Manning C S Matthews R B Tate
Secretary:	P P Davies

The directors present their report and the audited financial statements of the group and the company for the year ended 31 March 2005, which represents the 52 week period ending 25 March 2005 (2004: 52 week period ending 26 March 2004).

PRINCIPAL ACTIVITY

The group operates waste collection, recycling, treatment, landfill and special waste services with the majority of this being in the UK.

REVIEW OF THE BUSINESS AND FUTURE DEVELOPMENTS

Consolidated turnover for the year was £631.9 million (2004: £576.0 million). The group made an operating profit of £34.7 million in the year (2004: £21.2 million).

Both the level of business and the year end financial position were satisfactory, and the directors expect that the level of activity will increase in the foreseeable future.

FINANCIAL RESULTS AND DIVIDEND

	2005 £000	2004 £000
Profit before interest and taxation	36,421	22,295
Net interest and similar charges	(41,736)	(39,035)
Loss before taxation	(5,315)	(16,740)
Taxation	(17,866)	(7,760)
Loss after taxation	(23,181)	(24,500)

FINANCIAL RESULTS AND DIVIDEND (CONTINUED)

An interim dividend of £6,500,000 (2004: £6,500,000) was paid during the year in respect of the company's ordinary shares. This equates to 1.46p (2004: 1.46p) per share. The directors do not propose the payment of a final ordinary share dividend (2004: £nil).

A dividend of £150 (2004: £156) was paid on 31 March 2005 in respect of the company's preference shares. This equates to 3.01p (2004: 3.12p) per share.

DIRECTORS AND THEIR INTERESTS

The directors of the company at the date of this report are shown on page 1. Mr C S Matthews was appointed on 18 March 2005. Mr R M Walker resigned on 3 February 2005 and Messrs M C Flower and F A Osborn resigned on 18 March 2005. All the other directors served throughout the year.

No director had any interest in the share capital of the company.

None of the directors had, during the year or at the end of the year, a material interest in any contract of significance to the company's affairs.

Messrs M J Bettington, and C S Matthews are also directors of the ultimate parent company, Severn Trent Plc. Their interests in the shares of Severn Trent Plc and other group companies are disclosed in the financial statements of that company.

The interests of the other directors at the year end in the share capital of Severn Trent Plc, by way of a beneficial holding or through options to subscribe for shares, according to the register maintained under the provisions of the United Kingdom Companies Act 1985, were as follows:

Beneficial Holdings in Ordinary Shares

	1 April 2004 ordinary shares of $65^{5}/_{19}$p each	31 March 2005 ordinary shares of $65^{5}/_{19}$p each
W R A De Jonghe	-	-
D R Knott	-	-
T W J Lowth	5,513	2,756
N H Manning	1,111	-
R B Tate	14,754	14,754

DIRECTORS AND THEIR INTERESTS (CONTINUED)

Share Options under Approved and Unapproved Schemes

	1 April 2004	Exercised during year	Cancelled during year	Granted during year	31 March 2005
T W J Lowth	9,948	-	-	-	9,948
R B Tate	2,475	-	-	499	2,974

Share options were granted and are exercisable in accordance with the Severn Trent Share Option Scheme and the Severn Trent Sharesave Scheme as appropriate. Details of prices and periods within which options are exercisable can be found in the financial statements of Severn Trent Plc.

Messrs D R Knott, T W J Lowth, N H Manning and R B Tate have further interests in Severn Trent Plc ordinary shares of $65^{5}/_{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 24 September 2002, 13 August 2003 and 15 December 2004. The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The performance criteria for the awards are based on a combination of Severn Trent Plc's Total Shareholder Return ('TSR') compared to the TSR of a number of other privatised utility companies and Economic Profit targets. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled are as follows:

	1 April 2004 Number of ordinary shares of $65^{5}/_{19}$p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting £000	Awards lapsed during year	Awarded during year	31 March 2005 Number of ordinary shares of $65^{5}/_{19}$p each
D R Knott	8,291	-	-	-	-	8,182	16,473
T W J Lowth	27,296	-	-	-	(3,755)	10,520	34,061
N H Manning	44,458	-	-	-	(12,244)	13,746	45,960
R B Tate	29,462	-	-	-	(7,823)	9,818	31,457

The market price at the time of award on 15 December 2004 was 946p.

DIRECTORS AND THEIR INTERESTS (CONTINUED)

The performance period for allocations of shares made in 2002 ended on 31 March 2005. Severn Trent Plc's Remuneration Committee has subsequently determined, based on that company's TSR and the Economic Profit targets set for the company, over the three year performance period, that certain of the participants are not entitled to any of the shares allocated. No directors whose interests require disclosure in these financial statements became entitled to any of the shares allocated under the 2002 contingent awards.

EMPLOYEE INVOLVEMENT

The group has its own intranet which forms a major communication channel with employees, in addition to the in-house magazine and regular staff briefings.

Opportunity is given on a regular basis for managers to be questioned by employees at the company's operational centres about matters that concern them. Further employee feedback is obtained through census surveys, and the findings are used to identify and action areas for improvement.

Eligible employees may participate in the Sharesave Scheme and the Pension Scheme.

EMPLOYMENT OF DISABLED PERSONS

It is the policy of the company to give full consideration to suitable applications from disabled persons. Consideration will also be given to employees who become disabled to continue in their employment or to be retrained for other positions in the company.

SUPPLIER PAYMENT POLICY

The company has established policies with regard to the payment of its suppliers. The company agrees terms and conditions under which business transactions with suppliers are conducted. It is company policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms.

The group had 22 days purchases (2004: 28 days purchases) outstanding at 31 March 2005 based on the average daily amount invoiced by suppliers during the year.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ending 31 March 2005 and that applicable accounting standards have been followed, subject to any material departures disclosed and explained in the notes to the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

POST BALANCE SHEET EVENT

At the balance sheet date a £110,920,000 loan due to group companies was due to be repaid on 31 March 2006. Subsequently the repayment date has been extended to 31 March 2016. This was approved on 28 October 2005.

AUDITORS

The Directors wish to change the Auditors from PricewaterhouseCoopers LLP ('PwC') to Deloitte & Touche LLP ('Deloittes'). PwC, having completed the audit for the year ended 31 March 2005, have agreed that they will resign at the Annual General Meeting. Accordingly, a resolution proposing the appointment of Deloittes as Auditors will be put to the Annual General Meeting, special notice of the intention to propose such a resolution having been received in accordance with sections 379 and 388 of the Companies Act 1985.

On behalf of the Board

T W J Lowth
Director

28 October 2005

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF

BIFFA PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the group and company balance sheets and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF

BIFFA PLC (CONTINUED)

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2005 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
Reading
28 October 2005

BIFFA PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

AS AT 31 MARCH 2005

	Notes	2005	2004 Restated
		£000	£000
Turnover			
Group and share of joint ventures		631,919	576,046
Less: share of joint venture's turnover		(2,228)	(2,180)
Group turnover	3	629,691	573,866
Cost of sales		(527,224)	(480,197)
Gross profit		102,467	93,669
Distribution costs		(8,677)	(7,214)
Administrative expenses		(59,087)	(65,231)
Group operating profit		34,703	21,224
Share of operating profit of joint ventures and associates		1,718	1,071
Profit before interest and taxation		36,421	22,295
Share of joint venture interest receivable		15	-
Interest receivable and similar income		999	901
Interest payable and similar charges	4	(42,750)	(39,936)
Loss on ordinary activities before taxation	5	(5,315)	(16,740)
Taxation on loss on ordinary activities	7	(17,866)	(7,760)
Loss for the financial year		(23,181)	(24,500)
Dividend	8	(6,500)	(6,500)
Loss for the year	20	(29,681)	(31,000)

All amounts above relate to continuing operations. In 2005 and 2004 continuing operations include acquisitions, details of which are given in note 10.
Neither the company nor the group has any recognised gains and losses other than the losses above and therefore no separate statement of total recognised gains and losses has been presented.
There is no material difference between the loss on ordinary activities before taxation and the loss for the year stated above and their historical cost equivalents.

The 2004 consolidated profit and loss account has been restated reflecting the reclassification of £39,904K goodwill amortisation from cost of sales to administrative expenses. There is no change to the group operating profit.

BIFFA PLC

CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2005

	Notes	2005 £000	2004 £000
FIXED ASSETS			
Intangible assets – goodwill	10	691,250	730,387
Tangible assets	11	319,156	313,209
Investments in joint ventures			
Share of gross assets	12	1,233	1,718
Share of gross liabilities	12	(407)	(709)
		826	1,009
Investments in associates	12	35	35
Other investments	12	187	226
Total investments		1,048	1,270
Total fixed assets		1,011,454	1,044,866
CURRENT ASSETS			
Stocks	13	3,039	2,370
Debtors	14	133,985	133,787
Short term investments	15	3,410	-
Cash at bank and in hand		11,989	1,333
		152,423	137,490
CREDITORS			
Amounts falling due within one year	16	(132,015)	(242,408)
NET CURRENT ASSETS / (LIABILITIES)		20,408	(104,918)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,031,862	939,948
CREDITORS			
Amounts falling due after more than one year	17	(614,431)	(491,614)
PROVISIONS FOR LIABILITIES AND CHARGES	18	(75,364)	(76,586)
NET ASSETS		342,067	371,748
CAPITAL AND RESERVES			
Called up share capital	19	443,828	443,828
Profit and loss account	20	(101,761)	(72,080)
TOTAL SHAREHOLDERS' FUNDS (including non-equity interests)	21	342,067	371,748

Shareholders' funds comprise £342,062,000 (2004: £371,743,000) equity shareholders' funds and £5,000 (2004: £5,000) of non-equity shareholders' funds.

The financial statements on pages 8 to 41 were approved by the Board of Directors on 28 October 2005 and were signed on its behalf by:

T W J Lowth
..............................Director

BIFFA PLC

COMPANY BALANCE SHEET

AS AT 31 MARCH 2005

	Notes	2005 £000	2004 £000
FIXED ASSETS			
Investments	12	832,001	832,001
CURRENT ASSETS			
Debtors	14	80,252	62,033
Cash at bank and in hand		152	127
		80,404	62,160
CREDITORS			
Amounts falling due within one year	16	(7,033)	(9,119)
NET CURRENT ASSETS		73,371	53,041
TOTAL ASSETS LESS CURRENT LIABILITIES		905,372	885,042
CREDITORS			
Amounts falling due after more than one year	17	(461,201)	(440,757)
NET ASSETS		444,171	444,285
CAPITAL AND RESERVES			
Called up share capital	19	443,828	443,828
Profit and loss account	20	343	457
TOTAL SHAREHOLDERS' FUNDS (including non-equity interests)		444,171	444,285

Shareholders' funds comprise £444,166,000 (2004: £444,280,000) equity shareholders' funds and £5,000 (2004: £5,000) of non-equity shareholders' funds.

The financial statements on pages 8 to 41 were approved by the Board of Directors on 28 October 2005 and were signed on its behalf by:

T W J Lowth
.............................Director

1 ACCOUNTING POLICIES

a) Basis of accounting

These financial statements are prepared on the going concern basis, under the historical cost convention, and in accordance with the Companies Act 1985 and applicable accounting standards. The principal accounting policies are set out below.

In preparing these financial statements the group and company have adopted UITF17 – "Employee Share Schemes" (revised 2003), and have taken the exemption under UITF17 and not applied this to Inland Revenue approved Save As You Earn schemes. The group continues to adopt the transitional provisions of FRS17, requiring certain additional disclosures which are set out in note 21.

b) Basis of consolidation

The consolidated financial statements include the results of Biffa Plc and its subsidiary and joint venture undertakings for the year ended 31 March 2005.

The results of the subsidiaries, joint venture and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c) Turnover

Turnover represents the income receivable excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the services have been provided to the customer.

d) Tangible fixed assets and depreciation

i. Landfill sites

Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset, is depreciated over the estimated life of the site on the basis of the usage of void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges in exceeding capital a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

ii. Other tangible fixed assets

Other tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their expected lives, which are as follows:

Short leasehold property	Length of lease up to 50 years
Long leasehold property	50 years
Motor vehicles	4-8 years
Plant	5-8 years
Fixtures and office equipment	5-10 years

Assets in the course of construction are not depreciated until commissioned.

e) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair value of the minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

f) Impairment of goodwill and fixed assets

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

g) Investments

Investments in subsidiary undertakings in the company balance sheet are held at cost less amounts written off.

h) Stocks

Stocks are stated at the lower of cost and net realisable value and where appropriate are stated net of provisions for slow moving and obsolete stock.

i) Landfill reinstatement costs

Provision for the cost of reinstating landfill sites is made over the operational life of each landfill site and charged to the profit and loss account as the obligation to reinstate the site arises.

j) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made as environmental and aftercare liability arises. Long term aftercare provisions are calculated based on the NPV of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial statements as a finance charge.

k) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

l) Pension costs

The group contributes to the Severn Trent Pension Scheme, Severn Trent Senior Staff Pension Scheme, the Biffa Works Pension Scheme and the UK Waste Pension Scheme (UKWPS). Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the group.

Severn Trent Plc, the ultimate parent company, operates two defined benefit schemes (the 'Severn Trent Pension Scheme' and the 'Severn Trent Senior Staff Pension Scheme'), of which some employees of the group are members. Certain additional disclosures in relation to this defined benefit scheme are required under the transitional provisions of FRS 17 and are given in the Severn Trent Plc group accounts. The group is able to identify its share of underlying assets and liabilities from the Severn Trent Plc's defined benefits schemes and this

l) Pension costs (continued)

information has been detailed in note 24. Based on the assumptions adopted for FRS 17, there is a deficit in the Severn Trent Water Pension Scheme as at 31 March 2005. Further details in relation to this scheme are given in the Severn Trent Plc group accounts.

m) Deferred taxation

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

n) Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the separable net assets acquired. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at 20 years.

o) Pre-contract costs

Pre-contract costs incurred are written off as an expense, until such time as award of the contract becomes virtually certain. These costs are amortised over the life of the contract.

2 CASHFLOW STATEMENT AND RELATED PARTY DISCLOSURES

The company is a wholly-owned subsidiary of Severn Trent Plc and is included in the consolidated financial statements of Severn Trent Plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cashflow statement under the terms of Financial Reporting Standard 1 (revised 1996). The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Severn Trent Plc group of companies.

3 TURNOVER AND PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The group's turnover and profit on ordinary activities before taxation is derived entirely from the collection, transport and disposal of industrial, commercial and domestic waste, with the majority of this being in the United Kingdom.

4 INTEREST PAYABLE AND SIMILAR CHARGES

	2005 £000	2004 £000
Bank loans and overdrafts	35	66
Finance leases	3,563	2,772
Other loans	1	4
Group interest and similar charges payable	36,908	35,015
Interest on discounted provisions	2,243	2,079
	42,750	39,936

5 LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2005 £000	2004 £000
Loss on ordinary activities before taxation is stated after charging:		
Depreciation of tangible fixed assets		
- owned assets	44,724	33,145
- assets held under finance lease	12,402	18,592
Amortisation of goodwill	41,514	39,904
Operating lease charges:		
- plant and machinery	7,473	6,625
- other	3,235	3,283
Auditors remuneration:		
- Audit services	160	137
Exceptional integration cost	-	10,870

Included in auditor's remuneration above is £144,000 (2004: £121,000) in respect of the audit of the group and £16,000 (£2004: £16,000) in respect of the audit of the company.

6 EMPLOYEES

	2005 £000	2004 £000
Staff costs during the year		
Wages and salaries	118,193	105,202
Social security costs	9,910	9,463
Other pension costs (note 23)	11,677	7,403
	139,780	122,068

The average monthly number of persons (including executive directors) employed by the company during the year was:

	2005 Number	2004 Number
Full time employees	4,917	4,627
Part time employees	73	69
	4,990	4,696

	2005 £000	2004 £000
Directors remuneration		
Aggregate emoluments	2,463	1,876

The emoluments disclosed above do not include the directors emoluments of W R A De Jonghe and C S Matthews which are paid by Severn Trent Plc and other group companies for their services to the Severn Trent Plc group. It is not practical to determine the amount of these emoluments that relate to services to the Biffa Plc group.

None of the directors exercised share options in the year (2004: none). Six directors (2004: six) became entitled to receive shares under long-term incentive schemes during the year. Retirement benefits are accruing to six directors (2004: six) under defined benefit schemes.

	2005 £000	2004 £000
Highest paid director		
Aggregate emoluments	520	446
Defined benefit pension scheme		
Accrued pension at end of year	151	136

The highest paid director did not exercise share options but did receive a contingent award of shares under long-term incentive schemes during the year.

7 TAXATION ON LOSS ON ORDINARY ACTIVITIES

	2005 £000	2004 £000
Current tax:		
Corporation tax at 30%		
Prior year	(6,298)	1,399
Group relief at 30%		
Current year	11,747	11,244
Prior year	13,157	(958)
Total current tax	18,606	11,685
Deferred tax:		
Origination and reversal of timing difference		
Current year	(882)	(4,048)
Total deferred tax	(882)	(4,048)
Total before joint venture	17,724	7,637
Share of joint venture tax	142	123
Total tax charge	17,866	7,760

The tax is assessed for the period is higher (2004: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £000	2004 £000
Loss on ordinary activities before tax	(5,315)	(16,740)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2004: 30%)	(1,595)	(5,022)
Effects of:		
Expenses not deductible for tax purposes	12,225	12,218
Depreciation for period in excess of capital allowances	1,766	1,344
Utilisation of/movement in short term timing differences	(604)	2,928
Losses not allowed for accounting purposes	(45)	(224)
Adjustments to tax charge in respect of prior periods	6,859	441
Total current tax charge for the year	18,606	11,685

8 DIVIDENDS

	2005 £000	2004 £000
Equity – ordinary		
Interim paid: 1.46p (2004: 1.46p) per £1 share	6,500	6,500
	6,500	6,500
Non-equity – Preference		
Paid: 3.01p (2004: 3.12p) per £1 share	-	-
	6,500	6,500

9 PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT UNDERTAKING

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the company has not been presented. The loss after dividends dealt with in the accounts of the company was £113,784 (2004: profit £4,575,787).

10 GOODWILL

	£000
Cost	
At 1 April 2004	826,622
Additions	2,377
At 31 March 2005	828,999
Accumulated amortisation	
At 1 April 2004	(96,235)
Charge for the year	(41,514)
At 31 March 2005	(137,749)
Net book value	
At 31 March 2005	691,250
At 31 March 2004	730,387

10 GOODWILL (CONTINUED)

Acquisitions in the year ended 31 March 2005:

During the year the group acquired assets and trade of the following businesses:-

	Date of acquisition
Gateshead	26 April 2004
Southwood Skip Hire	31 August 2004

All acquisitions were accounted for using the acquisition method.

None of the businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

Management have estimated from the date of acquisition to 31 March 2005, the acquisitions contributed approximately £1,200,000 to turnover and have a profit before interest and tax of approximately £200,000.

In the prior year management estimated that from the date of acquisition to 31 March 2004 the acquisitions added approximately £87,972,000 to turnover and a loss before interest of approximately £5,005,000 (including estimated synergies), after charging exceptional restructuring costs of £10,870,000 and goodwill amortisation of £4,716,000.

The book value and provisional fair value of net assets acquired in the year were as follows:

	£000
Tangible fixed assets	482
Consideration	
Paid	1,111
Accrued	107
Total consideration	1,218
Goodwill	736

Goodwill arising on these acquisitions is being amortised over 20 years.

10 GOODWILL (CONTINUED)

Acquisitions in prior years:

The provisional fair value of Hales' net assets acquired in the prior year has been reduced by £1,246,000 from £25,421,000 to £24,175,000 and the cost of acquisition has increased by £395,000, causing goodwill to increase by £1,641,000.

	Provisional Fair Value 2004	Fair Value Adjustments	Final Fair Value 2005
	£000	£000	£000
Tangible fixed assets	40,948	(803)	40,145
Stocks	672	-	672
Debtors due within one year	551	-	551
Cash at bank and in hand	161	-	161
Creditors due within one year	(1,210)	-	(1,210)
Provisions	(15,701)	(443)	(16,144)
	25,421	(1,246)	24,175
Consideration - paid	145,737	395	146,132
Goodwill	120,316	1,641	121,957

The adjustment to fixed assets reflects write downs following the completion of the valuation review.

The adjustment to provisions reflects completion of the detailed assessments of environmental and landfill restoration costs associated with the landfill sites acquired.

11 TANGIBLE FIXED ASSETS

Group	Land & buildings £000	Landfill sites £000	Plant, vehicles & equipment £000	Total £000
Cost				
At 1 April 2004	42,451	232,639	309,302	584,392
Additions	7,189	14,159	46,405	67,753
Acquisitions	(342)	(503)	524	(321)
Disposals	(569)	(1,155)	(50,570)	(52,294)
Reallocations	(652)	-	652	-
Transfer to provisions	-	(1,981)	-	(1,981)
At 31 March 2005	48,077	243,159	306,313	597,549
Accumulated depreciation				
At 1 April 2004	5,620	110,348	155,215	271,183
Charge for year	642	20,489	35,995	57,126
Disposals	(203)	(1,155)	(49,464)	(50,822)
Reallocations	104	-	(104)	-
Transfer to provisions	-	906	-	906
At 31 March 2005	6,163	130,588	141,642	278,393
Net book amount				
At 31 March 2005	41,914	112,571	164,671	319,156
At 31 March 2004	36,831	122,291	154,087	313,209

In the opinion of the directors there is no significant difference between the market value of land and the balance sheet value above.

The net book value of tangible fixed assets includes £47,929,000 (2004: £60,331,000) in respect of assets held under finance leases.

11 TANGIBLE FIXED ASSETS (CONTINUED)

Land and buildings and landfill sites at net book value comprise:

	2005		2004	
	Land & buildings	Landfill Sites	Land & buildings	Landfill Sites
	£000	£000	£000	£000
Freehold	22,437	60,620	21,489	66,668
Long leasehold	7,543	29,799	6,575	32,461
Short leasehold	11,934	22,152	8,767	23,162
	41,914	112,571	36,831	122,291

Capital commitments

	2005	2004
	£000	£000
Capital expenditure contracted but not provided for at the year end	10,590	20,301

12 INVESTMENTS

Group

	Joint Ventures	Associates	Loan	Total
	£000	£000	£000	£000
At 1 April 2004	1,009	35	226	1,270
Repayment of loan	-	-	(39)	(39)
Distribution of profits	(1,275)	-	-	(1,275)
Share of retained profit	1,092	-	-	1,092
At 31 March 2005	826	35	187	1,048

The group owns 50% of the ordinary share capital, 500 ordinary shares of £1 each, of Biogeneration Limited. The remaining 50% is owned by E.On UK Plc, a wholly owned subsidiary of E.On AG. Biogeneration Limited's principal activity is the generation of electricity using methane produced by four of the company's landfill sites.

12 INVESTMENTS (CONTINUED)

Investments in associates at 31 March 2005 comprise the group's share of net assets of Greater Manchester Sites Limited. Greater Manchester Sites Limited's principle activity is the arrangement of the disposal of domestic and trade refuse.

The group owns 50% of the ordinary share capital of Greater Manchester Sites Limited. The remaining 50% is owned by Greater Manchester Waste Limited. Greater Manchester Waste Limited have the deciding vote on resolutions and are therefore considered the immediate parent company.

The loan is to the Isle of Wight Council, is interest free, and is repayable in annual instalments of £37,500 with the final instalment being due in October 2009.

a) Companies that traded during the year, the principal activity of each being an intermediate holding company.

Biffa Holdings Limited	
Biffa Holdings (Jersey) Limited	Incorporated in Jersey
Biffa UK Group Limited	
Biffa UK Limited	
Biffa (UK) Holdings Limited	
Biffa Waste Limited*	
Reclamation and Disposal Limited*	
UK Waste Management Holdings Limited	
Wastedrive Limited	
White Cross Limited*	

b) Companies that traded during the year, the principal activity of each being operating waste management services.

Barge Waste Management Limited	
Biffa Waste Management Limited	
Biffa Waste Services Limited	
Biffa (Land) Limited	Incorporated in Guernsey
Biffa Leicester Limited*	
Island Waste Services Limited	
Poplars Resource Management Company Limited	
SCS Contractors Limited	
UK Waste Management Limited	
Wastedrive Manchester Limited	
Biffa Leicester Limited	

12 INVESTMENTS (CONTINUED)

c) Non trading companies

A Smith & Sons (Waste Disposal) Limited	
B Holmes Graded Papers Limited	
Biffa Operations Ireland Limited	Incorporated in Ireland
Biffa (Roxby) Limited	
Biffa Environmental Technology Limited	
Biffa Property Holdings Limited	
Biffa (Rock Common) Limited	
Bushscale Limited	
Clarfield Recycling Limited	
Clear Rating Limited	
Descaling Contractors Limited	
Double Serve Limited	
Exclusive Cleansing Services Limited	
First Waste Limited	Incorporated in Guernsey
Fernmead Limited	
Interport Paper Company Limited	
M Joseph & Sons (Birmingham) Limited	
Hales Waste Control Limited*	
Loristan Services Limited	
Megastock Limited	
Norwaste Limited	
Photodigit Limited	
Pilmuir Waste Disposal Limited	
Practical Recycling Systems Limited	
R A Johnson (Haulage) Limited	
Rebound Limited	
Rent-A-Weld (Wirral) Limited	
Richard Biffa Limited	
Richard Biffa (Reclamation) Limited	
The Withnell Brick & Terra Cotta Co (1912) Limited	
Tyneside Waste Paper Company Limited	
W R Pollard & Son Limited	
Waste Gas To Energy Limited	
Waste Clearance (Holdings) Limited	
Westley Trading Limited	
Waterblast Limited	

All the companies are held indirectly except for those marked with an asterisk.

12 INVESTMENTS (CONTINUED)

All companies were incorporated in Great Britain except where indicated .

All holding companies wholly own the ordinary shares of their respective subsidiary undertakings, with the exception of Biffa UK Limited and Biffa Holdings (Jersey) Limited which own 55.81% and 44.19% respectively of the ordinary shares of Biffa (UK) Holdings Limited.

Company

Investment in subsidiaries at cost

	2005	2004
	£000	£000
Shares	441,707	441,707
Loans	390,294	390,294
	832,001	832,001

The company wholly owns the ordinary shares of the following companies:

Biffa Waste Limited
Reclamation and Disposal Limited
White Cross Limited
Biffa Leicester Limited
Hales Waste Control Limited

13 STOCKS

Group	2005	2004
	£000	£000
Raw materials and consumables	3,039	2,370

14 DEBTORS

Group	2005	2004
	£000	£000
Amounts falling due within one year		
Trade debtors	100,707	116,895
Amounts owed by group undertaking	4,523	1,760
Deferred tax	8,176	7,294
Other debtors	304	861
Prepayments and accrued income	20,275	6,977
	133,985	133,787

Amounts owed by group undertakings are unsecured, interest free and have no fixed date of repayment.

Included within prepayments and accrued income of £20,275,000 (2004: £6,977,000) is £388,000 (£301,000) that falls due after one year.

Included within other debtors of £304,000 is £79,000 that falls due after one year.

Company	2005	2004
	£000	£000
Amounts falling due within one year		
Amounts owed by group undertakings	78,917	62,033
Group relief	1,335	-
	80,252	62,033

Amounts owed by group undertakings are unsecured, interest free and have no fixed date of repayment.

15 SHORT TERM INVESTMENTS

	2005	2004
	£000	£000
Short term deposits	3,410	-

The short term deposits of £3,410,000 comprise an insurance deposit of £2,348,000 which represents cash held on short term deposit as security for self insurance obligations, and £1,062,000 which represents security for future consideration in relation to professional services, to be paid on completion of the project.

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

Group	2005 £000	2004 £000
Bank loans and overdrafts	-	7,544
Trade creditors	12,761	26,424
Amounts owed to group undertakings	16,792	111,980
Obligations under finance leases	8,566	8,164
Taxation and social security	21,036	22,252
Corporation tax payable	14,184	9,507
Accruals and deferred income	56,183	56,537
Other creditors	2,493	-
	132,015	242,408

The bank overdraft forms part of a group offset arrangement.

Amounts due to group undertakings are unsecured, interest free and have no fixed date of repayment.

Company	2005 £000	2004 £000
Amounts due to group undertakings	7,033	8,546
Group relief	-	573
	7,033	9,119

Amounts due to group undertakings are unsecured, interest free and have no fixed date of repayment.

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	2005 £000	2004 £000
Obligations under finance leases	42,310	50,857
Convertible loan notes due to group companies	461,201	440,757
Loans due to group companies	110,920	-
	614,431	491,614

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

	2005	2004
	£000	£000
Future minimum payments under loans due to group companies are as follows:		
1 year to 2 years	110,920	-
	110,920	-

	2005	2004
	£000	£000
Future minimum payments under finance leases are as follows:		
Within one year	8,566	8,164
1 year to 2 years	9,000	8,593
2 years to 5 years	22,678	28,385
After five years	10,632	13,879
	50,876	59,021

The terms of the £461,201,000 convertible loan notes are shown in the company creditors: amounts falling due after one year note.

At the balance sheet date the £110,920,000 loan due to group companies was due to be repaid on 31 March 2006. Subsequently the repayment date has been extended to 31 March 2016. This was approved on 28 October 2005.

Company	2005	2004
	£000	£000
Convertible loan notes due to group companies	461,201	440,757

The convertible loan note is held by Severn Trent Plc. The note was issued on 31 January 2001 and bears interest at a rate of 2.46% index linked from December 2000. Interest is payable annually on the anniversary of the issue of the notes. The company may elect to repay the note at any time after 31 January 2006, and must repay no later than 31 January 2011, the amount payable being the greater of 9.5% of the principal amount (£385,000,000) or the principal amount multiplied by the increase in the market value of the company's preference shares since 31 January 2001. The holder of the note may elect to convert the note into preference shares at the rate of 100 shares for every £100 of original issue amount of the note held. This election may be made on the anniversary of the issue of the note or when the company elects to make a repayment of principal.

18 PROVISIONS FOR LIABILITIES AND CHARGES

Group	Land reinstatement & Environmental	Onerous Contracts	Integration Provision	Insurance	Total
	£000	£000	£000	£000	£000
At 1 April 2004	68,827	6,215	1,544	-	76,586
Utilised	(9,264)	(2,957)	(1,331)	(166)	(13,718)
Charged to profit and loss account	8,408	-	-	4,230	12,638
Discount elimination	2,243	-	-	-	2,243
Transfers from fixed assets	(2,828)	-	-	-	(2,828)
Acquired	506	(63)	-	-	443
At 31 March 2005	67,892	3,195	213	4,064	75,364

As part of its normal activities, the group undertakes to reinstate its landfill sites and to maintain the sites and control leachate and methane emissions from the sites. Provision is made for these anticipated costs. Reinstatement costs are incurred as each site is filled, and in the period immediately after its closure. Maintenance and leachate and methane control costs are incurred as each site is filled and for a number of years post closure.

The onerous contract provision relates to specific contractual liabilities assumed with businesses acquired where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

The integration provision relates to costs arising from the integration of the Hales Waste Control business acquired in June 2003. It is anticipated that the final costs of this integration will be incurred before 31 March 2006.

Provisions for insurance claims are made as set out in note 1j. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

Deferred tax asset recognised and unrecognised in the financial statements at 30% (2004: 30%) are as follows:

	Amount Recognised		Amount Unrecognised	
	2005	2004	2005	2004
	£000	£000	£000	£000
Accelerated capital allowances	1,858	3,389	-	-
Other timing differences	(10,034)	(10,638)	-	-
Available tax losses	-	(45)	-	-
	(8,176)	(7,294)	-	-

19 CALLED UP SHARE CAPITAL

	2005 £000	2004 £000
Authorised		
443,823,000 ordinary shares of £1 each	443,823	443,823
395,000,000 preference shares of £1 each	395,000	395,000
	838,823	838,823
Allotted, called up and fully paid		
443,823,000 ordinary shares of £1 each	443,823	443,823
5,000 preference shares of £1 each	5	5
	443,828	443,828

The rights attaching to the preference shares are as follows:

a) The preference shares confer upon the holders thereof the right in priority to any payment by way of dividend of the company to receive a cumulative preferential dividend at the Specified Gilt Rate plus 1.09% per annum in respect of each year or part year ending on an anniversary of the date of the first issue of any preference shares, increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the company of any preference shares to the date 30 days prior to the relevant anniversary of the first issue date, and proportionately for any part of a year from the date of issue of the relevant preference shares. "Specified Gilt Rate" is the prospective real redemption rate, based on a projected inflation rate of 3%, of 2.5% index linked 2016 UK gilts, based on an RPI base for indexing of 81.6, 30 days prior to the relevant anniversary of the first issue by the company of any preference shares.

b) The preference shares shall be redeemed by the company on 30 January 2016, at an amount equal to £1.42 increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the company of any preference shares to the date 30 days prior to 30 January 2016 for each such preference share.

19 CALLED UP SHARE CAPITAL (CONTINUED)

c) On a return of capital the holders of the preference shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of a sum calculated in accordance with the following formula.

$RPI \times £(1.42^{N/15})$

Where N is equal to the number of years (including fractions of a year) which have elapsed between the date of issue of the relevant preference share and the date of the Return of Capital, and RPI is equal to the Retail Prices Index on the date of the Return of Capital divided by the Retail Prices Index on the date of issue of the relevant preference share.

d) Whenever the holders of the preference shares are entitled to vote on a resolution at a general meeting of the company, on a show of hands, every such holder who is present in person or (being a corporation) by a representative shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one vote in respect of each fully-paid preference share registered in the name of such holder.

20 PROFIT & LOSS ACCOUNT

	Group £000	Company £000
At 1 April 2004	(72,080)	457
Loss for the financial year	(29,681)	(114)
At 31 March 2005	(101,761)	343

21 RECONCILIATION OF THE MOVEMENTS IN SHAREHOLDERS' FUNDS

Group	2005 £000	2004 £000
Loss for the financial year	(23,181)	(24,500)
Dividends	(6,500)	(6,500)
Net reduction to shareholders' funds	(29,681)	(31,000)
Opening shareholders' funds	371,748	402,748
Closing shareholders' funds	342,067	371,748

Company	2005 £000	2004 £000
Profit for the financial year	6,386	1,925
Dividends	(6,500)	(6,500)
Net reduction to shareholders' funds	(114)	(4,575)
Opening shareholders' funds	444,285	448,860
Closing shareholders' funds	444,171	444,285

22 COMMITMENTS AND CONTINGENT LIABILITIES

At 31 March 2005 the group had annual commitments under non-cancellable operating leases which expire as follows:-

	2005		2004	
	Land & buildings £000	Other £000	Land & buildings £000	Other £000
Within one year	39	2,622	46	364
Between one and five years inclusive	1,354	4,029	1,205	5,467
After five years	2,076	1,099	1,592	-
	3,469	7,750	2,843	5,831

The group has entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

23 PENSION ARRANGEMENTS

The group participates in a number of pension schemes. The principal schemes are the Severn Trent Pension Scheme ("STPS"), the Biffa Works Pension Scheme and the UK Waste Pension Scheme ("UKWPS"). All defined benefit schemes are funded to cover future salary and pension increases.

a) The STPS is operated by Severn Trent Plc. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004. Particulars of this valuation of the scheme are contained in the financial statements of Severn Trent Plc, but additional details are given below.

b) The Severn Trent Senior Staff Pension Scheme is operated by Severn Trent Plc. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004. Particulars of this valuation of the scheme are contained in the financial statements of Severn Trent Plc.

c) The Biffa Works Pension Scheme is of the defined contribution type, and the assets are held in separate trustee administered funds.

d) The UKWPS is primarily a defined benefits scheme but does provide benefits on a defined contribution basis for certain younger members. These members automatically join the defined benefits section on attaining age 40. The assets of the scheme are held in a trustee administered fund separate from the finances of the company. The company's funding policy is to contribute annually the minimum amount that can be contributed to maintain the scheme on an actuarially sound basis.

In addition, the benefits were also provided by the group on an unfunded and unapproved basis to senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by an annual charge against the group's earnings totalling £497,000 (£366,000). This unfunded obligation is valued each year using the most recent formal actuarial valuation of the Severn Trent Senior Staff Pension Scheme.

23 PENSION ARRANGEMENTS (CONTINUED)

STPS Scheme

The figures below relate to the STPS.

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP24 have been based was as at 31 March 2004. Independent actuaries, Watson Wyatt, carried out the valuation.

Following the valuation of the STPS scheme, the employers' contribution rates have increased to 23.04%, 19.20% and 11.52% of pensionable pay (previously 14.64%, 12.20% and 7.32%). STPS members contributions continue at the rate of 6%, 5% and 3% of pensionable pay.

The projected unit valuation method is used for the STPS.

The major assumptions used by the actuary were:

Price inflation	2.75%
Salary increases	4.25%
Pension increases	2.50%
Weighted average discount rate	5.70%

The market value of the Scheme assets and liabilities for the Severn Trent Group as at the valuation date amounted to £798,600,000 and £1,018,100,000 respectively.

UKWPS Scheme

The figures below relate to the Final Pay Section (defined benefit section) of the UKWPS. The scheme also has a Money Purchase Section (defined contribution section), with annual employer contributions of about £100,000.

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP24 have been based was as at 6 April 2003. Independent actuaries, Hewitt Bacon & Woodrow, carried out the valuation.

Contributions to the Scheme have been paid by the employees at the rate of 5% of Pensionable Salary. The company has paid contributions to the scheme at the rate of 20% of Pensionable Salary up to 31 December 2003 and 15% of Pensionable pay plus £180,000 per month until 31 March 2005.

The attained age method of valuation was applied, as the scheme is closed to new entrants.

23 PENSION ARRANGEMENTS (CONTINUED)

The major assumptions used by the actuary were:

Price inflation	2.50%
Salary increases	4.00%
Pension increases	2.50%
Discount rate - post retirement	4.88%
Discount rate - pre retirement	7.50%

The market value of the Scheme assets as at 6 April 2003 amounted to £24,100,000, of which £4,300,000 related to the Money Purchase Section and £19,800,000 to the Final Pay Section. For the Final Pay Section, the market value of these assets represented approximately 55% of the value of the accrued benefits as at 6 April 2003 allowing for assumed future pay increases. Company contributions have been paid to the Scheme during the year in accordance with advice from the actuaries.

The total pension charge for all pension arrangements for the year ended 31 March 2005, after amortisation of surpluses and deficits, amounted to £11,677,000 (2004: £7,403,000). £11,474,000 (2004: £7,310,000) of this charge relates to the group's defined benefit schemes (including unfunded charge) and £203,000 (2004: £93,000) relates to the group's defined contribution arrangements. Amounts carried in the balance sheet of £4,093,000 (2004: £4,301,000) are in respect of pension costs relating to the UKWPS.

FRS 17 'Retirement Benefits' - additional disclosures

The group has not adopted FRS17 'Retirement Beneftis' and continues to apply SSAP24 'Accounting for Pension Costs'. The transitional disclosures required under FRS17 are shown below:

In previous years, disclosure has been given for the UKWPS on the basis that this only covered group employees and hence the group's share of assets and liabilities could be determined. However, the STPS and Severn Trent Senior Staff Pension Scheme were previously accounted for as multi-employer schemes as defined by FRS17 as the group was unable to identify it share of the underlying assets and liabilities.

Following work performed as part of the 31 March 2004 actuarial valuations it has been possible to identify the share of underlying assets and liabilities of the group. Accordingly the necessary disclosures under the FRS17 transitional rules are made below for the group.

The actuarial liabilities and the market values of the assets at 31 March 2005 of the group's defined benefit schemes, details of which are provided above, have been assessed by the group's actuaries in accordance with the requirements of FRS 17.

23 PENSION ARRANGEMENTS (CONTINUED)

The weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

	31 March 2005	31 March 2004	31 March 2003
Valuation method			
Price inflation	2.75%	2.75%	2.25%
Salary increases	4.25%	4.25%	3.75%
Pension increases	2.75%	2.75%	2.25%
Discount rate	5.50%	5.50%	5.25%

The assets and liabilities in the schemes and the expected rates of return were:

At 31 March 2005	Long-term rate of return expected at 31 March 2005	STPS £000	UKWPS £000	Others £000	Total fair value at 31 March 2005 £000
Equities	8.25%	50,200	22,800	6,600	79,600
Gilts	4.60%	10,200	5,100	1,700	17,000
Corporate bonds	5.50%	3,800	-	500	4,300
Property	6.46%	4,300	2,100	600	7,000
Cash	3.75%	2,000	900	300	3,200
Total market value of assets		70,500	30,900	9,700	111,100
Present value of scheme liabilities		(90,900)	(48,800)	(13,800)	(153,500)
Net deficit in schemes before deferred tax		(20,400)	(17,900)	(4,100)	(42,400)

	Total recoverable deficit	Deferred tax asset	Net group total after deferred tax
Total schemes at 31 March 2005	(42,400)	12,700	(29,700)

23 PENSION ARRANGEMENTS (CONTINUED)

At 31 March 2004	Long-term rate of return expected at 31 March 2004	STPS £000	UKWPS £000	Others £000	Total fair value at 31 March 2004 £000
Equities	8.50%	42,900	20,300	5,700	68,900
Gilts	4.66%	6,600	2,900	1,000	10,500
Corporate bonds	5.50%	900	-	100	1,000
Property	6.58%	3,300	1,100	400	4,800
Cash	3.75%	2,800	1,300	300	4,400
Total market value of assets		56,500	25,600	7,500	89,600
Present value of scheme liabilities		(78,900)	(46,000)	(12,200)	(137,100)
Net deficit in schemes before deferred tax		(22,400)	(20,400)	(4,700)	(47,500)

	Total recoverable deficit	Deferred tax asset	Net group total after deferred tax
Total schemes at 31 March 2004	(47,500)	14,200	(33,300)

At 31 March 2003	Long-term rate of return expected at 31 March 2003	STPS £000	UKWPS £000	Others £000	Total fair value at 31 March 2003 £000
Equities	8.25%	-	14,300	-	14,300
Gilts	4.53%	-	3,000	-	3,000
Property	6.39%	-	1,000	-	1,000
Cash	3.75%	-	1,400	-	1,400
Total market value of assets		-	19,700	-	19,700
Present value of scheme liabilities		-	(40,900)	-	(40,900)
Net deficit in schemes before deferred tax		-	(21,200)	-	(21,200)

	Total recoverable deficit	Deferred tax asset	Net group total after deferred tax
Total schemes at 31 March 2003	(21,200)	6,400	(14,800)

23 PENSION ARRANGEMENTS (CONTINUED)

If the above amounts were recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2005 and 31 March 2004 would be as follows:

	2005 Reserves £000	2005 Net assets £000	2004 Reserves £000	2004 Net assets £000
Excluding pension deficit	(101,761)	342,067	(72,080)	371,748
Net pension deficit under FRS17	(29,700)	(29,700)	(33,300)	(33,300)
Net liabilities already recognised in accounts under SSAP24 (net of deferred tax)	2,865	2,865	3,011	3,011
Including pension deficit	(128,596)	315,232	(102,369)	341,459

The weighted average employer contributions rates to all group defined benefit schemes (expressed as a percentage of pensionable payroll) were 26.5% in the year ended 31 March 2005.

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes in the year to 31 March 2005 under FRS 17 would have been as follows:

Analysis of amounts that would have been charged to operating profit:

For the year ended 31 March 2005	STPS £000	UKWPS £000	Others £000	Total £000
Current service cost	(7,300)	(1,400)	(700)	(9,400)
Total operating charge	(7,300)	(1,400)	(700)	(9,400)

For the year ended 31 March 2004	STPS £000	UKWPS £000	Others £000	Total £000
Current service cost	-	(1,400)	-	(1,400)
Total operating charge	-	(1,400)	-	(1,400)

23 PENSION ARRANGEMENTS (CONTINUED)

Analysis of amounts that would have been included as other finance income:

For the year ended 31 March 2005	STPS	UKWPS	Others	Total
	£000	£000	£000	£000
Expected return on scheme assets	4,500	2,100	600	7,200
Interest on scheme liabilities	(4,300)	(2,600)	(700)	(7,600)
Net return	200	(500)	(100)	(400)

For the year ended 31 March 2004	STPS	UKWPS	Others	Total
	£000	£000	£000	£000
Expected return on scheme assets	-	1,500	-	1,500
Interest on scheme liabilities	-	(2,200)	-	(2,200)
Net return	-	(700)	-	(700)

History of experience gains and losses and analysis of amounts that would have been recognised in the statement of total recognised gains and losses:

For the year ended 31 March 2005	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
Amount (£000)	1,600	1,100	(500)	2,200
Percentage of scheme assets	2.3%	3.6%	5.2%	2.0%
Experience gains and losses arising on the scheme liabilities				
Amount (£000)	500	200	(200)	500
Percentage of scheme liabilities	0.6%	0.4%	1.4%	0.3%
Changes in assumptions underlying the present value of scheme liabilities				
Amount (£000)	-	-	-	-
Actuarial loss recognised in the statement of total recognised gains and losses				
Amount (£000)	2,100	1,300	(700)	2,700
Percentage of scheme liabilities	2.3%	2.7%	5.1%	1.8%

23 PENSION ARRANGEMENTS (CONTINUED)

For the year ended 31 March 2004	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
Amount (£000)	-	(2,800)	-	(2,800)
Percentage of scheme assets	-	10.9%	-	10.9%
Experience gains and losses arising on the scheme liabilities				
Amount (£000)	-	-	-	-
Percentage of scheme liabilities	-	-	-	-
Changes in assumptions underlying the present value of scheme liabilities				
Amount (£000)	-	1,900	-	1,900
Actuarial loss recognised in the statement of total recognised gains and losses				
Amount (£000)	-	(900)	-	(900)
Percentage of scheme liabilities	-	2.0%	-	2.0%

For the year ended 31 March 2003	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
Amount (£000)	-	7,900	-	7,900
Percentage of scheme assets	-	40.1%	-	40.1%
Experience gains and losses arising on the scheme liabilities				
Amount (£000)	-	(500)	-	(500)
Percentage of scheme liabilities	-	1.2%	-	1.2%
Changes in assumptions underlying the present value of scheme liabilities				
Amount (£000)	-	3,500	-	3500
Actuarial loss recognised in the statement of total recognised gains and losses				
Amount (£000)	-	10,900	-	10,900
Percentage of scheme liabilities	-	26.7%	-	26.7%

23 PENSION ARRANGEMENTS (CONTINUED)

The following table reconciles the movements in pension scheme surpluses/(deficits) during the period:

For the year ended 31 March 2005	STPS £000	UKWPS £000	Others £000	Total £000
Deficit in the scheme at the beginning of the year	(22,400)	(20,400)	(4,700)	(47,500)
Contributions	7,000	3,100	2,000	12,100
Current service cost	(7,300)	(1,400)	(700)	(9,400)
Other financial costs	200	(500)	-	(300)
Actuarial gain	2,100	1,300	(700)	2,700
Deficit in scheme at end of year	(20,400)	(17,900)	(4,100)	(42,400)

For the year ended 31 March 2004	STPS £000	UKWPS £000	Others £000	Total £000
Deficit in the scheme at the beginning of the year	-	(21,200)	-	(21,200)
Contributions	-	2,000	-	2,000
Current service cost	-	(1,400)	-	(1,400)
Other financial costs	-	(700)	-	(700)
Actuarial gain	-	900	-	900
Deficit in scheme at end of year	-	(20,400)	-	(20,400)

24 ULTIMATE PARENT UNDERTAKING

The immediate and ultimate parent undertaking and controlling party is Severn Trent Plc, registered in England and Wales, which is the parent undertaking of the smallest and largest groups to consolidate these financial statements. Copies of Severn Trent Plc consolidated financial statements, which are publicly available, can be obtained from the Company Secretary at 2297 Coventry Road, Birmingham, B26 3PU.

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF BIFFA PLC

(Adopted on incorporation and amended by ordinary resolutions passed on 30th January 2001 and 21st October 2002 and written resolutions passed on 31st March 2006, 12th September 2006 and 6th October 2006.)

1. The company's name is Biffa Plc.

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:

   (a) To carry on business as a general commercial company.

   (b) To carry on any other business or activity which may seem to the Company capable of being carried on directly or indirectly for the benefit of the Company.

   (c) To acquire by any means any real or personal property or rights whatsoever and to use, exploit and develop the same.

   (d) To conduct, promote and commission research and development in connection with any activity or proposed activity of the Company, and to apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) and any exclusive or non-exclusive or limited right to use, and any secret or other information as to, any invention or secret process of any kind; and to use, exercise, develop, and grant licences in respect of, and otherwise turn to account and deal with, the property, rights and information so acquired.

   (e) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business or activity which the Company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest in, amalgamate with or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance with, any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon.

   (f) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in

respect of them; and otherwise to invest and deal with the money and assets of the Company.

(g) To lend money and give credit to any person.

(h) To borrow money, obtain credit and raise finance in any manner.

(i) To secure by mortgage, charge, lien, or other form of security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, the performance or discharge by the Company or any other person of any obligation or liability.

(j) To provide any guarantee or indemnity in respect of the performance or discharge of any obligation or liability by, or otherwise for the benefit of, any person.

(k) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(l) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state, department or other authority (international, national, local, municipal or otherwise) for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(m) To enter into any arrangements with any government, state, department or other authority (international, national, local, municipal or otherwise), or any other person, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, state, department, authority, or person, and to carry out, exercise and exploit, any charter, contract, decree, right, privilege or concession which the Company may think desirable.

(n) To do all or any of the following, namely:

(1) to establish, provide, carry on, maintain, manage, support, purchase and contribute (in cash or in kind) to any pension, superannuation, retirement, redundancy, injury, death benefit or insurance funds, trusts, schemes or policies for the benefit of, and to give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, and to make payments for or towards the insurance of:

(a) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for:

(i) the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company; or

(ii) any person to whose business the Company or any subsidiary undertaking of the Company is, in whole or in part, a successor directly or indirectly; or

(iii) any person otherwise allied to or associated with the Company;

(b) any other individuals whose service has been of benefit to the Company or who the Company considers have a moral claim on the Company; and

(c) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid; and

(2) to establish, provide, carry on, maintain, manage, support and provide financial or other assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants.

(o) To establish, maintain, manage, support and contribute (in cash or in kind) to any schemes or trusts for the acquisition of shares in the Company or its parent company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of, the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, and to lend money to any such individuals to enable them to acquire shares in the Company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals.

(p) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which the Company considers may directly or indirectly further the interests of the Company, its employees or its members.

(q) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered, in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or of any other person.

(r) To the extent permitted by law, to give any kind of financial assistance, directly or indirectly, for the acquisition of shares in the Company or any parent company of the Company or for the reduction or discharge of any liability incurred for the purpose of such an acquisition.

(s) To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or

rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation or liability (even if valued at less than the nominal value of such securities) or for any other purpose.

(t) To procure the Company to be registered or recognised in any part of the world.

(u) To promote any other company or entity for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the Company, or both, or of undertaking any business or activity which may appear likely to assist or benefit the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company or entity as aforesaid.

(v) To dispose by any means of the whole or any part of the assets of the Company or of any interest therein.

(w) To distribute among the members of the Company in kind any assets of the Company.

(x) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(y) To do all such other things as may be deemed, or as the Company considers, incidental or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:

(A) unless the context otherwise requires, words in the singular include the plural and vice versa;

(B) unless the context otherwise requires, a reference to a person includes a reference to a body corporate (including, without prejudice to the generality of that term, any company which is a parent company of the Company, or is a subsidiary undertaking of the Company or any such parent company, or is associated in any way with the Company) and to an unincorporated body of persons;

(C) a reference to any property, right or asset includes a reference to any interest in it, and a reference to any liability includes a reference to any loss;

(D) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(E) a reference to anything which the Company thinks fit or desirable or considers or which may seem (whether to the Company or at large) expedient, conducive, calculated or capable, or to any similar expression connoting opinion or perception, includes, in relation to any power exercisable by or matter within the responsibility of the directors of the Company, a reference to any such thing which the directors so think or consider or which may so seem to the directors or which is in the opinion or perception of the directors;

(F) the expressions "subsidiary undertaking" and "parent company" have the same meaning as in section 258 of and Schedule 10A to the Companies Act 1985 or any statutory modification or re-enactment of it;

(G) nothing in any of the foregoing paragraphs of this clause is to be taken (unless otherwise expressly stated) as requiring or permitting the Company to exercise any power only for the benefit of the Company or only in furtherance of any of its objects;

(H) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5. The liability of the members is limited.

6. The Company's share capital is £100,000 divided into 100,000 ordinary shares of £1 each.*

* By an Ordinary Resolution of the Company passed on 30th January 2001, the share capital of the Company was increased to £395,105,000 divided into 105,000 Ordinary Shares of £1 each and 395,000,000 Preference Shares of £1 each.

By an Ordinary Resolution of the Company passed on 21st October 2002, the share capital of the Company was increased to £838,823,000 divided into 444,823,000 Ordinary Shares of £1 each and 395,000,000 Preference Shares of £1 each.

By a Written Resolution of the Company passed on 31st March 2006, the 394,995,000 Preference Shares of £1 each were reclassified into 394,995,000 Ordinary Shares of £1 each and the share capital of the Company was £838,823,000 divided into 838,818,000 Ordinary Shares of £1 each and 5,000 Preference Shares of £1 each.

By a Written Resolution of the Company passed on 12th September 2006, the 5,000 Preference Shares of £1 each were cancelled and each of the 838,818,000 Ordinary Shares of £1 each were subdivided into 10 Ordinary Shares of 10 pence each so that the share capital of the Company was £838,818,000 divided into 8,388,180,000 Ordinary Shares of 10 pence each.

By an Ordinary Resolution of the Company passed on 6th October 2006, the share capital of the Company was reduced to £70,000,000, divided into 700,000,000 Ordinary Shares of 10 pence each.

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

Names and addresses of Subscribers and number of shares taken by each subscriber	
York Place Company Nominees Limited 12 York Place Leeds LS1 2DS	One
York Place Company Secretaries Limited 12 York Place Leeds LS1 2DS	One

Dated 26 September 2000

Witness to the above signatures:

Emma Hogarth
12 York Place
Leeds LS1 2DS

10/5605607_1

A copy of this document, which comprises a prospectus relating to Biffa Plc (the **"Company"** or **"Biffa"**) prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 (**"FSMA"**), has been filed with the Financial Services Authority (**"FSA"**) and made available to the public in accordance with Rule 3.2 of the Prospectus Rules. This document has been approved as a prospectus by the FSA under Section 87A of FSMA.

The Company and the Directors, whose names appear in Part III: "Directors, Company Secretary, Registered Office and Advisers", accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document has been prepared in connection with the demerger of Biffa from Severn Trent and on the assumption that the Demerger will become effective as currently proposed.

If you have sold or otherwise transferred all your Severn Trent Ordinary Shares, please send this document to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of Severn Trent Ordinary Shares, you should retain this document and consult the bank, stockbroker or agent through whom the sale was effected.

The Biffa Ordinary Shares have not been marketed to and are not available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with the Demerger. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Biffa.

You should read the whole of this document. In particular see Part II: "Risk Factors" for a discussion of certain risks and other factors in connection with holding Biffa Ordinary Shares.

Biffa Plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 4081901)

Prospectus

Relating to the admission to the Official List and to trading on the London Stock Exchange of up to 352,323,256 ordinary shares of 10 pence each

Sponsor

CITIGROUP GLOBAL MARKETS LIMITED

Applications will be made to the FSA and to the London Stock Exchange for up to 352,323,256 Biffa Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities respectively. Admission to the Official List, together with admission to the London Stock Exchange's main market for listed securities, constitutes admission to official listing on a regulated market. As at the date of this document, no Biffa Ordinary Shares are admitted to trading on a regulated market. It is expected that Admission will become effective and that dealings on the London Stock Exchange in the Biffa Ordinary Shares will commence at 8.00 a.m. (London time) on 9 October 2006. Applications have not been and will not be made for such Biffa Ordinary Shares to be admitted to listing or dealt with on any other stock exchange.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no one else in connection with Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citigroup, nor for providing advice in relation to Admission or any other matter referred to herein.

Prospective Shareholders should rely solely on the information contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised by the Company, the Directors, or Citigroup. In particular, the content of the Website does not form part of this document and prospective Shareholders should not rely on it.

Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus neither the delivery of this document, nor Admission, shall under any circumstances create any implication that there has been no change in the affairs of the Company or the Group since the date of this document or that the information contained herein is correct as of any time subsequent to the date of this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Citigroup Global Markets Limited by FSMA or the regulatory regime established thereunder, Citigroup Global Markets Limited accepts no responsibility whatsoever for the contents of this document. Citigroup Global Markets Limited accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document.

The contents of this document should not be construed as legal, business or tax advice. Each prospective Shareholder should consult its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Restrictions on sales outside the United Kingdom

The Biffa Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933 (as amended). The Biffa Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission (the "SEC") or any US state securities commission nor has the SEC or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the US. For certain US securities laws considerations applicable to overseas shareholders see paragraph 7 of Part XI of this document.

The distribution of this document and the issue of the Biffa Ordinary Shares in certain jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document should come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction. No action has been taken by the Company or Citigroup Global Markets Limited or any other person that would permit possession or distribution of this document or any other material relating to the Biffa Ordinary Shares in any jurisdiction where action for that purpose is required, other than in the United Kingdom.

Notice to New Hampshire Residents only

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CONTENTS

PART I

SUMMARY

The following summary should be read as an introduction to the full text of this document. Any investment decision relating to the Biffa Ordinary Shares should be based on the consideration of this document as a whole. Where a claim relating to the information contained in this document is brought before a court, a claimant investor might, under the national legislation of an EEA State, have to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1. BACKGROUND TO, AND RATIONALE FOR, THE DEMERGER

Following Colin Matthews' appointment as Chief Executive of the Severn Trent Group in February 2005, the new management team of Severn Trent carried out a review of the Severn Trent Group's business. The review of the water and waste businesses demonstrated that the growth and regulation drivers of the two businesses are very different, and that few operational synergies would be lost through separate ownership. Accordingly, Severn Trent announced on 4 April 2006 its intention to demerge the Biffa Group, its UK integrated waste management business.

Severn Trent has prepared a circular to Severn Trent Shareholders dated 13 September 2006 setting out its proposals relating to the Demerger. In the Severn Trent Circular, the board of directors of Severn Trent states that it believes that the creation of two separately listed companies, Severn Trent Plc and Biffa Plc, would allow:

- Severn Trent Shareholders greater choice and opportunity to invest in two businesses with different investment characteristics;
- Severn Trent and Biffa to have their own dedicated boards and experienced management teams focused on continued strategic and operational development;
- Severn Trent Shareholders to share in greater value through a direct holding in Biffa which is well positioned for growth in the UK waste industry sector;
- Severn Trent and Biffa independently to manage their individual dividend policies, capital requirements and balance sheet structures; and
- equity investors to gain greater direct exposure to the UK waste industry.

The board of directors of Severn Trent have therefore concluded that Severn Trent Shareholders, customers and employees would be best served by the separation of the water and waste businesses to form two independent listed companies.

2. OVERVIEW OF BIFFA

Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling, and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

Biffa's business is grouped into four operating divisions:

- *Collection:* Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles which collected over four million tonnes of waste last year from around 80,000 industrial and commercial customers and over one million households, including through two fully integrated waste management contracts under the Private Finance Initiative with Isle of Wight Council and Leicester City Council.
- *Special Waste:* Biffa provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial and commercial customers. The special waste division operates from over 20 locations in the UK including two specialist transfer stations, and three liquid treatment plants and has a dedicated fleet of over 80 specialised vehicles.
- *Landfill:* Biffa is one of the top three operators of landfill services in the UK and in FY 05/06 handled approximately 7.5 million tonnes of waste at its operational landfill sites. Biffa's 37 operational landfill sites comprise approximately 73 million cubic metres of Consented Void (of which approximately 63 million cubic metres is Operational Void), in addition to which Biffa leases approximately ten million cubic metres

of Consented Void, all of which is Operational Void, to another landfill operator. Biffa also controls approximately 22 million cubic metres of Potential Void. The landfill division's customers include Biffa's collection division, local authorities and most other major waste collection businesses operating in the UK.

The division also incorporates Biffa's dry waste treatment and recycling business. This comprises 19 transfer stations for the bulking up of waste and 15 facilities for the sorting of recyclable materials such as paper, card, metal, plastics and glass.

- *Power Generation:* Biffa is a significant provider of renewable energy in the UK, with approximately 63 MW of installed capacity at its own sites, and interests in approximately 45 MW of installed capacity through joint venture and royalty arrangements. In FY 05/06, Biffa generated approximately 380 GWh of electricity at its own sites.

3. BUSINESS STRENGTHS

Biffa's key strengths can be summarised as follows:

- Biffa has significant scale and reach;
- Biffa is well positioned to capitalise on an increasingly complex legislative and regulatory environment;
- Biffa has a reputation for quality;
- Biffa has a highly visible brand;
- Biffa has high quality IT support systems;
- Biffa has an experienced and successful management team;
- Biffa has secure revenues from services provided to the municipal market; and
- Biffa has a strong financial track record.

4. STRATEGY

The cornerstone of Biffa's strategy is the provision of high quality integrated waste management services to industrial, commercial and municipal customers across the entire waste management value chain of collection, treatment and recycling, and disposal.

Biffa intends to continue to develop this integrated offering by growing its business organically to exploit existing and developing market opportunities in the following ways:

- **Grow industrial and commercial accounts** — Biffa intends to capitalise upon the scale and reach of its existing collection network to grow industrial and commercial accounts by providing improvements in service delivery and quality, vehicle utilisation, customer account management and administration;
- **Increase presence in the municipal market** — Biffa intends to continue to build upon its good reputation in the municipal market to secure new contracts selectively, and capitalise on existing customer relationships to extend the services provided to such customers;
- **Expand treatment and recycling capabilities** — Biffa intends to encourage and meet growing demand for these services by developing sorting facilities, securing more municipal waste management contracts which include the provision of treatment and recycling services and building more relationships with processors of recyclable materials;
- **Capitalise upon existing strengths in landfill** — Biffa intends to employ a strategy to maximise the returns achievable from this finite resource, capitalising upon Biffa's integrated model (which gives the Company an advantage in managing waste inputs), increasing Biffa's Consented Void by extending Biffa's existing landfill sites where possible and securing new landfill sites in strategic locations and on attractive terms;
- **Maximise power generation opportunities** — Biffa plans to establish new or additional capacity at its existing landfill sites, increasing the proportion of capacity for which Biffa receives Renewable Obligation Certificates; and evaluating opportunities for alternative sources of renewable energy generation; and
- **Make selective and complementary acquisitions** — Biffa expects to make selective and complementary 'bolt-on' acquisitions that the Directors consider would accelerate growth within Biffa's business divisions and complement the Group's strategy.

5. RISK FACTORS

Prior to making an investment decision in relation to Biffa Ordinary Shares, prospective investors should consider, together with the other information contained in this document, the factors and risks attaching to an investment in Biffa, including the following risks:

(a) *Risks relating to the Demerger*

(i) The Historical Financial Information may not be indicative of Biffa's future results as an independent company; and

(ii) Biffa has no recent history operating as an independent company and may experience increased costs after the Demerger which could decrease overall profitability,

(b) *General risks*

(i) The waste industry is subject to extensive government regulations, and any such regulations, or new regulations, could restrict Biffa's operations or increase the costs of operations or impose additional capital expenditures;

(ii) Biffa's obligations to comply with environmental regulations could lead to closures of landfill or other operational sites, the need to address environmental issues at those sites and/or a reduction in the amount of available Consented Void; and

(iii) Economic conditions in the UK and changes in certain fiscal regimes could adversely impact the financial condition of the Group,

(c) *Risks relating to Biffa's business*

(i) Biffa's operations expose it to the risk of material health and safety and environmental liabilities and Biffa could be liable for costs of remediation, damages, fines or penalties in respect of environmental harm resulting from its operations;

(ii) Biffa is exposed to risks and liabilities that may not be adequately covered by insurance and increases in insurance costs could reduce the Group's profitability and cash flow;

(iii) Biffa's reputation, financial condition and results of operations may be adversely affected by legal and regulatory enforcement proceedings, including potential class actions and other lawsuits, based on past disposal of waste at its landfill sites;

(iv) The Group's collection division is dependent upon holding an operator's licence;

(v) Profits in Biffa's landfill division may be limited by the inability to obtain new landfill sites and expand existing ones, the continuing development and acceptance of alternatives to landfill, a reduction in waste produced and legislative pressure to move waste away from landfill;

(vi) Catastrophes or other physical or severe weather conditions at one or more of Biffa's facilities or landfill sites could adversely affect Biffa's business;

(vii) A catastrophic event in respect of Biffa's information technology systems could adversely affect the Group's revenues;

(viii) Biffa's ongoing operations and any expansion of its business will require significant expenditure that will consume cash from Biffa's operations;

(ix) The Group may fail to identify strategic developments in the future;

(x) Provisions for landfill site closure costs may be inadequate;

(xi) The Group may have contingent liabilities in respect of previously owned landfill sites;

(xii) Biffa's power generation business is reliant on governmental incentives and sufficient biodegradable waste being sent to landfill, any removal of such incentives or reduction in such waste could adversely affect Biffa's revenues and margins;

(xiii) Biffa could be subject to unduly onerous bonding or other financial security arrangements;

(xiv) Biffa derives significant turnover from contracts awarded through a competitive bidding process and a number of Biffa's contracts expose Biffa to risks inherent in fixed price contracts;

(xv) Certain material customers may terminate Biffa's services at any time and without notice and Biffa's business could be adversely affected if it is unable to maintain relationships with its largest customers;

(xvi) Significant increases in fuel prices for extended periods of time and fluctuations in commodity prices could affect Biffa's operating results;

(xvii) Biffa's size exposes it to the risk of allegations of competition law infringements and potential investigation by competition authorities;

(xviii) Biffa's business depends upon it having necessary waste management (or pollution prevention and control) permits to enable it to carry out its business. If those permits are refused, suspended, revoked or subject to onerous conditions, Biffa may be unable to continue waste management operations;

(xix) The Group is dependent on its senior personnel;

(xx) A significant number of Biffa's workforce are represented by trade unions;

(xxi) There are potential additional liabilities arising out of the UK Waste Pension Scheme and under the Pensions Act 2004. Any increase in the Group's funding obligations in respect of the UK Waste Pension Scheme could have a material adverse effect on the profits of the Group;

(xxii) Biffa may face risks during its participation in the Severn Trent Schemes following Demerger; and

(xxiii) Biffa may be restricted by obligations imposed under financing arrangements.

(d) *Risks relating to Biffa Ordinary Shares*

(i) There has been no prior public market for Biffa Ordinary Shares, and an active trading market may not develop or be sustained in the future;

(ii) The Company's share price may be volatile following Admission;

(iii) Biffa and/or members of the Biffa Group may not generate sufficient distributable reserves to enable Biffa to pay dividends; and

(iv) Future share issues and sales of Biffa Ordinary Shares by Biffa may have an adverse effect on the market price of Biffa Ordinary Shares; and US and other non-UK holders of Biffa Ordinary Shares may not be able to participate in future equity offerings.

6. SUMMARY FINANCIAL INFORMATION

The summary financial information for the Group provided below in respect of FY 03/04, FY 04/05 and FY 05/06 has been extracted without material adjustment from the UK GAAP Historical Financial Information and IFRS Historical Financial Information in Sections B and D respectively of Part XII: "Historical Financial Information".

6.1 Summary Consolidated Income Statements

Summary consolidated profit and loss accounts under UK GAAP

	FY 03/04	FY 04/05
	£m	*£m*
Group turnover	573.9	629.7
Profit before interest, taxation, goodwill amortisation and exceptional operating items[(1)]	73.1	78.0
Profit before interest and taxation	22.3	36.5

(1) "Profit before interest, taxation, goodwill amortisation and exceptional operating items" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "Operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

Summary consolidated income statements under IFRS

	FY 04/05	FY 05/06
	£m	*£m*
Revenue	629.7	712.3
Operating profit[1]	77.1	86.3
Profit before tax	35.7	65.5

(1) "Profit before interest, taxation, goodwill amortisation and exceptional operating items" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "Operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

6.2 Summary Balance Sheets

Summary consolidated balance sheets under UK GAAP

	FY 03/04	FY 04/05
	£m	*£m*
Total fixed assets	1,044.8	1,011.5
Total current assets	153.4	164.9
Creditors: amounts falling due within one year	(258.3)	(144.5)
Net current (liabilities)/assets	(104.9)	20.4
Net assets	371.7	342.1

Summary consolidated balance sheets under IFRS

	FY 04/05	FY 05/06
	£m	*£m*
Assets		
— Non-current assets	1,060.9	1,072.6
— Current assets	156.1	173.9
Liabilities		
— Current liabilities	(162.9)	(349.6)
— Non-current liabilities	(716.6)	(236.7)
Net assets	337.5	660.2

6.3 Summary Cash Flows

Summary consolidated cash flow statements under UK GAAP

	FY 03/04	FY 04/05
	£m	*£m*
Net cash inflow from operating activities	103.6	132.1
Net cash flow (outflow)/inflow before use of liquid resources and financing	(146.3)	29.7
(Decrease)/increase in net cash	(11.6)	18.2

Summary consolidated cash flow statements under IFRS

	FY 04/05	FY 05/06
	£m	*£m*
Net cash from operating activities	93.2	99.1
Net cash used in investing activities	(64.4)	(72.9)
Net cash used in financing activities	(14.7)	(18.4)
Net increase in cash and cash equivalents	14.1	7.8

7. CURRENT TRADING AND PROSPECTS

Based on the Company's financial performance since 1 April 2006, the Company continues to trade in line with the Directors' expectations. The Directors have confidence in the Company's prospects for the current financial year.

8. FINANCING AND DIVIDEND POLICY

8.1 Financing

Biffa Group Credit Facility

On 30 August 2006, Biffa Corporate Holdings Limited, a wholly owned subsidiary of Biffa, entered into a £460 million unsecured dual tranche credit facility (comprising a £310 million term loan facility and a £150 million revolving credit facility) arranged by Barclays Capital and The Royal Bank of Scotland plc, with Barclays Bank plc as Agent, for the general corporate purposes of the Biffa Group (the **"Facility Agreement"**).

Interest under the Facility Agreement will be the aggregate of LIBOR plus the margin plus any mandatory costs.

All loans under the Facility Agreement must be repaid in full by the termination date which is five years after the date of the Facility Agreement.

8.2 Dividend Policy

Following Admission, the Directors intend to adopt a progressive dividend policy which will take into account the profitability of the Group's businesses and underlying growth, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. The Directors may review Biffa's dividend policy from time to time.

The Directors believe that had the Demerger been effective and the capital structure been in place (as described in further detail in paragraph 5 of Part X of this document) throughout FY 05/06, a dividend in the range of £18.0 million to £19.5 million for the full year would have been appropriate.

Following Admission, the Directors intend to adopt a dividend policy targeting a dividend cover range of 2.1 to 2.3 times earnings.

As a holding company, the ability of the Company to pay dividends will be dependent upon dividends and interest being distributed by its subsidiaries. The payment of dividends will, therefore, be limited by the after tax earnings of the Group and the Company's distributable reserves. In addition, the payment of large or unusual dividends in circumstances where, following the payment of the dividend, the Company would not have distributable reserves, may need to be submitted to the Pensions Regulator for clearance. If such clearance were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under section 38 of the Pensions Act 2004.

9. PENSIONS

UK Waste Management Limited, a subsidiary of Biffa, is the principal employer of the UK Waste Pension Scheme, which provides benefits on both a defined benefit and defined contribution basis. Certain Biffa Group companies also participate in two defined benefit pension schemes sponsored by companies in the Severn Trent Group (the **"Severn Trent Schemes"**) and it has been agreed that, following Demerger, there will be a transfer to the UK Waste Pension Scheme of the liabilities of the Severn Trent Schemes that relate to current and former employees of the Biffa Group. Biffa will make certain contributions to the Severn Trent Schemes (estimated to be an aggregate amount of approximately £21 million) to facilitate this transfer. As part of the overall discussions with the trustee of the UK Waste Pension Scheme, agreement has also been reached in relation to various matters which will improve the security of members' benefits, including an agreement to eliminate the existing deficit in the UK Waste Pension Scheme on a scheme-specific funding basis over seven years from January 2007.

Clearance has been obtained from the Pensions Regulator that it would not be reasonable to impose a contribution notice in relation to the UK Waste Pension Scheme as a result of the Demerger and that it would not be reasonable for the Pensions Regulator to impose a financial support direction, either on any entities within the Severn Trent Group in respect of the UK Waste Pension Scheme or any Biffa Group entities in respect of the Severn Trent Schemes in the future.

10. ADMISSION AND LISTING

Applications will be made to the FSA for the Biffa Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the Biffa Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

It is expected that Admission will become effective and that dealings on the London Stock Exchange's main market for listed securities in Biffa Ordinary Shares will commence at 8.00 a.m. (London time) on 9 October 2006.

PART II

RISK FACTORS

The following risks and uncertainties should be carefully considered in addition to the other information set out in this document. If any of the following risks actually materialises, Biffa's business, financial condition or operating or financial results could be materially adversely affected and the value of the Biffa Ordinary Shares could decline. The risks and uncertainties described below are not the only ones Biffa faces. Additional risks and uncertainties not presently known to Biffa or that Biffa currently deems immaterial may also have a material adverse effect on Biffa's business, financial condition or operating or financial results and could negatively affect the price of the Biffa Ordinary Shares.

1. RISKS RELATING TO THE DEMERGER

The Historical Financial Information may not be indicative of Biffa's future results as an independent company.

The Historical Financial Information may not reflect what the results of Biffa's operations, financial position and cash flows would have been had Biffa been an independent company during the periods presented, or be indicative of what Biffa's results of operations, financial position and cash flows may be when Biffa is an independent company. This is primarily a result of the following factors:

- the Historical Financial Information reflects allocations for services historically provided by Severn Trent, and it is expected that these allocations will be different from the costs incurred for these services in the future as an independent company, including with respect to services provided by Severn Trent under the Demerger Agreement. The Directors expect that, in some instances, the costs incurred for these services as an independent company will be higher than the share of total Severn Trent expenses allocated to Biffa historically;

- the Historical Financial Information does not reflect the debt and related interest expense, nor the additional pensions contributions that will be incurred as part of the Demerger; and

- the Historical Financial Information does not reflect the increased costs associated with being an independent company, including changes that are expected in the cost structure, financing and operations of Biffa as a result of the Demerger and from reduced economies of scale.

Biffa has no recent history operating as an independent company and may experience increased costs after the Demerger which could decrease overall profitability.

Historically, Biffa's business has been principally operated as one of Severn Trent's business units, and Severn Trent performed or provided support for many important corporate functions for Biffa's operations, including treasury, accounting, insurance, finance and tax administration, human resources, legal, public relations and strategic development functions. Biffa will need to replicate certain facilities, systems, infrastructure and personnel to which it will no longer have access after the Demerger. Biffa will incur costs associated with developing and implementing its own support functions in these areas. The Directors believe that the net additional costs will be in the region of £2 million per annum. In addition, there may be an operational impact on Biffa's business as a result of the significant time of the Directors, Senior Management and other employees and internal resources that will need to be dedicated to building these capabilities during the first few years following the Demerger that otherwise would be available for other business initiatives and opportunities. When Biffa begins to operate these functions independently, if it does not have in place adequate systems and business functions, or obtain them from other providers, Biffa may not be able to operate effectively and profitability may decline as a consequence.

2. GENERAL RISKS

The waste industry is subject to extensive government regulation, and any such regulations, or new regulations, could restrict Biffa's operations or increase the costs of operations or impose additional capital expenditures.

UK and EU laws and regulations have a substantial impact on Biffa's business. A large number of complex laws, rules, orders, court decisions and interpretations govern environmental protection, health, safety, land use,

transportation and related matters. Among other things, increasing legislation may restrict Biffa's operations and adversely affect its financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on locating and constructing new waste disposal, transfer or processing facilities or expanding existing facilities;

- regulation of the operation of such facilities and processes for the transport and acceptance of waste consignments;

- limitations, regulations or levies on collection and disposal prices, rates and volumes; or

- removing or reducing incentives for the purchase of renewable sources of electricity produced from waste or Landfill Gas.

Regulations affecting the location, design and closure of landfills could require Biffa to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require Biffa to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

Future changes may further restrict the types and volumes of waste that are permitted to be sent to landfill or the use of landfill itself. Current restrictions prohibit disposal of tyres and liquid wastes in landfills and restrict the deposit of hazardous waste. There remains the possibility that further bans or restrictions of this nature will be imposed, and should increased landfill cost and regulatory instruments not achieve a satisfactory reduction in the amount of waste being sent to landfill by EEA States, landfill could be phased out as a waste disposal option. The European Commission plans to review the use of landfills as part of its next major review of waste policy in 2010.

In order to develop, expand or operate a landfill or other waste management facility, Biffa must have various permissions, permits and other governmental approvals, including those relating to location, environmental protection and land use. These permissions, permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit Biffa's operations.

Biffa's landfill and special waste divisions rely upon being able to discharge into public sewers and, after treatment, rivers. If this was no longer permitted or the cost which Biffa is charged for being permitted to do so was significantly increased, Biffa's costs would increase.

Biffa's obligations to comply with environmental regulations could lead to closures of landfill or other operational sites, the need to address environmental issues at those sites and/or a resulting reduction in the amount of available Consented Void.

Where required, Biffa has applied for new permits for its landfill sites under the Pollution Prevention and Control (**"PPC"**) regime. These sites are required to comply with the requirements of the Landfill Directive which aims to prevent or reduce as far as possible any negative effects on the environment from the landfilling of waste and during the whole life-cycle of a landfill. In particular it aims to prevent the pollution of surface water, groundwater, soil and air, greenhouse gas emissions, as well as any resulting risk to human health, from the landfilling of waste. Also included are prohibitions on the types of waste that can be accepted and requirements relating to the stability of deposits, water ingress, Leachate management and the use of liners. If any of Biffa's landfill sites cannot comply with the requirements pursuant to the implementation in the UK of the Landfill Directive, or any other related or associated legislation, or have failed to accept conditions imposed by PPC permits, they will be denied a PPC permit, either by the appropriate agency or on appeal, and will be forced to undertake a managed and controlled closure of that site. Any closure of a site that has available Consented Void may lead to a decline in profitability.

In addition to the regulatory controls that exist in respect of operational landfills, the PPC regime and/or the waste management licensing regime that the PPC regime superseded apply to Biffa's closed landfill sites and to the closed phases of operational landfill sites. Closed phases that are not generating income, and may have been closed even at the time of their acquisition by Biffa, could become subject to regulatory requirements such as hydrogeological assessments which may force Biffa to incur additional costs with respect to such closed phases. Furthermore, closed landfills which are not subject to either the PPC regime or the waste management licensing regime could be subject to regulation under the Contaminated Land Regime and as a result incur additional costs of remediation.

Changes in certain fiscal regimes could adversely impact the financial condition of the Group.

The companies in the Group are subject to UK corporation tax in respect of their operations in the UK. A significant change in the basis or rate of corporation tax may have a material impact upon the Group's tax charge.

In addition HM Revenue and Customs are engaged in an ongoing programme of corporation tax reform and the impact of any such changes cannot be predicted with any certainty. However, changes in corporation taxes or other taxes may lead to a decline in Biffa's profits.

Economic conditions in the United Kingdom may have an adverse impact on Biffa's operating performance and results of its operations.

Biffa's business is solely in the United Kingdom and is affected by general economic conditions in the UK. The volumes of industrial, commercial and municipal waste generated depend on several factors, including changes in economic growth, the level of unemployment, consumer confidence and spending and other socio-economic and demographic factors, which can impact household consumption and the creation of waste. Weakness in the UK economy could have a negative effect on Biffa's operating results, including decreases in revenues and operating cash flows.

3. RISKS RELATING TO BIFFA'S BUSINESS

Biffa could be liable for costs of remediation, damages, fines or penalties in respect of environmental harm resulting from its operations.

Biffa's operations, including previous landfill or other operations on its properties, may give rise to environmental harm. In particular, at certain landfill sites there has occurred and may continue to occur, migration of Landfill Gas and Leachate through underground strata that causes risk of explosion or fire, or groundwater contamination. Contaminated groundwater can migrate from Biffa's properties to other properties, or discharge into surface water causing environmental damage. Issues can also arise from odour, dust, insects, vermin and other such nuisances during both the operational and non-operational phases of a landfill site. Where these issues arise, extensive on-site or off-site engineering and remedial works may be required, and the capture and/or treatment of contaminated groundwater or Landfill Gas may also have to be conducted. Also, the discovery of very significant environmental contamination could force the closure of a site completely or while remediation of the site is undertaken.

From time to time, Biffa receives notices from local authorities, or other regulatory agencies that its landfill or other waste management operations are not in compliance with its planning permissions, licences or permits or with environmental or other laws. Commonly, these notices specify actions to be taken and the associated timescales. If Biffa fails to carry out the actions specified in such notices, the relevant agencies have the power to carry them out at Biffa's expense. Such actions are defined by reference to environmental protection standards only, without regard to cost. Biffa generally seeks to work with the relevant local authority and/or regulatory agency to resolve issues raised by such notices, but prosecutions can result and, if they are successful, Biffa may be required to incur costs to undertake corrective action and/or pay a fine or penalty.

The regulatory agencies can use conditions in Biffa's licences or permits, or clean-up provisions in environmental protection, water or waste management statutes, to require Biffa to remediate contamination of land and/or water caused by a site, and where a site is closed and the licence relating to it has been surrendered the relevant local authority or regulatory agency can use its powers under the Contaminated Land Regime to require Biffa to remediate contamination. In addition, Biffa may be required to pay damages to third parties if Biffa's operations or contamination from its sites cause them personal injury, result in physical damage to their property or interfere with the enjoyment of their property rights. Biffa could be liable for remediation or damages even in relation to the deposit of waste that was made in a period prior to its ownership or operational involvement in relation to the site in question, and after Biffa has sold a site or ceased to occupy a leased site. Any substantial liability for remediation, damages, fines or penalties could require significant levels of expenditure and have a material adverse effect on Biffa's financial condition.

Biffa's operations expose it to the risk of material health and safety and environmental liabilities.

The waste industry reports approximately 4,000 accidents each year. The overall accident rate for the waste industry is approximately 2,500 per 100,000 workers (nearly five times the UK national rate for industrial accidents).[1]

Many of the Group's services are carried out in hazardous environments, such as public highways, treatment and recycling facilities, landfill sites and processing and production installations. An accident or a service failure can cause loss of life; personal injury; damage to property, equipment or the environment; consequential losses; and suspension of operations.

Any contamination, damage or injury caused by Biffa could subject the Group to fines, damages claims, penalties, regulatory sanction and adverse publicity. In the case of health and safety prosecutions, for example following a fatality or serious injury, there is no cap on the level of fine which may be imposed. Biffa may also be liable for acts and omissions of sub-contractors or joint venture partners which cause such loss or damage.

Biffa's business depends on its reputation and on maintaining good relationships with local communities, its customers, joint venture partners, employees and regulators. Any circumstances which publicly damage the goodwill of Biffa, injure its reputation or damage its business relationships may lead to an adverse effect on its business and prospects by way of loss of business, goodwill, customers, joint venture partners and employees as well as any monetary liability arising directly from the damaging events.

Biffa is exposed to risks and liabilities that may not be adequately covered by insurance and increases in insurance costs could reduce the Group's profitability and cash flow.

The Group's insurance and its contractual limitations on liability may not adequately protect it against liability for events involving, without limitation, environmental liability in excess of insurance cover or against losses resulting from business interruption. In addition, indemnities which the Group receives from sub-contractors may not be easily enforced if the relevant sub-contractors do not have adequate insurance. Any claims made under its insurance policies are likely to cause the Group's premiums to increase. Any future damage caused by the Group's services that are not covered by insurance, are in excess of policy limits, are subject to substantial deductibles or are not limited by contractual limitations of liability could adversely affect the financial performance and condition of Biffa.

Biffa currently has insurance in place under Severn Trent's existing policy, which Biffa will need to replace on the Demerger becoming effective, for public liability, property damage, business interruption (including for sudden and unexpected environmental damage), employer's liability and directors' and officers' liability. Significant increases in insurance premiums could affect the Group's profitability and cash flow. It is also possible in the future that insurance providers may no longer wish to insure businesses in the waste management industry against certain environmental occurrences.

Biffa's reputation, financial condition and results of operations may be adversely affected by legal and regulatory enforcement proceedings, including potential class actions and other lawsuits, based on past disposal of waste at its landfill sites.

Due to the nature of its operations, Biffa may become involved in a wide variety of legal and regulatory proceedings particularly relating to environmental, health, public liability, safety and land use issues and related matters. These include: planning permission applications and appeals against refusal of permission in relation to the location of proposed or existing installations; complaints and statutory nuisance actions; challenges by third parties to decisions relating to Biffa's operations that have been made by local authorities or environmental agencies and proceedings brought against Biffa by local authorities or environmental agencies relating to any failure by Biffa to comply with its permits. For example, a failure to obtain authorisations, planning permission and/or relevant exemptions, a successful third party challenge to a regulatory decision or civil claim, or a prosecution for non-compliance with a permit could all materially affect Biffa's operations, prejudice its reputation and/or result in suspension or revocation of a permit or in penalties or substantial damages.

The Group's collection division is dependent upon holding an operator's licence.

In order to run its fleet of collection vehicles, Biffa requires operator's licences which are granted by the Vehicle and Operator Services Agency (**"VOSA"**). VOSA can suspend Biffa's operator's licence on a local, regional or

(1) Health & Safety Executive Research Report 240: 'Mapping health and safety standards in the UK waste industry.'

national basis if Biffa's vehicles are not considered to be roadworthy or otherwise breach the terms of their operator's licence. Any suspension of Biffa's operator's licence would mean that Biffa would not be able to carry out a substantial part of its business, and would have a material adverse effect on Biffa's financial performance and condition.

Profits in Biffa's landfill division may be limited by the inability to obtain new landfill sites and expand existing ones.

The Group's ability to maintain and grow profits in its landfill business will depend on its ability to maintain and increase levels of Consented Void through the acquisition or leasing of additional landfill sites, expansion of existing landfill sites and the conversion of Potential Void into Consented Void. Government restrictions, including requirements to obtain relevant permits, limit where waste facilities can be located for environmental, public health and technical reasons. The process of obtaining planning permission and licences or permits to construct, operate or expand landfill sites, transfer stations, power generation facilities and other operating facilities has become increasingly difficult and expensive, potentially taking several years, involving extended hearings and compliance with planning, environmental and other regulatory requirements. Biffa may not be successful in obtaining the planning permissions, licences or permits required or such permissions, licences or permits may contain onerous terms and conditions, which could increase the cost of operations. An inability to obtain such planning permissions, licences or permits could cause Biffa's business to suffer. Furthermore, objections from residents or other groups may delay and even prevent the proposed development of a new or expanded facility. As a result, Biffa may not be able to obtain extra site capacity where it is required. Any withdrawal or refusal of planning permission which leaves Biffa unable to use its landfill sites may also affect Biffa's revenues and profitability.

Biffa's operating performance and results of operations could be adversely affected by a reduction in waste produced, legislative pressure to move waste away from landfill and the continuing development and acceptance of alternatives to landfill.

The waste management industry in the UK is subject to demanding EU and UK targets for the reduction of waste produced and, in particular, the diversion of biodegradable municipal waste away from landfill sites via waste processing, composting, recycling and other programmes involving alternative technologies. The Government has set local authorities statutory targets for the recycling of household waste, and as an incentive to achieve these targets, the Government allocates landfill allowances. Local authorities are only able to dispose of biodegradable municipal waste to landfill if they have sufficient allowances to cover the disposal, or have (in the case of England) purchased allowances from another local authority. In addition, Landfill Tax is expected to continue rising to £35 per tonne and may increase further to discourage the landfilling of waste.

If the amount of waste being sent to landfill reduces, Biffa's landfill site operations could be subject to reduced waste volumes which may also reduce the prices that Biffa can charge for landfill disposal services. This may have an adverse effect on Biffa's financial performance and condition.

Catastrophes or other physical or severe weather conditions at one or more of Biffa's facilities or landfill sites could adversely affect Biffa's business.

A catastrophic incident involving any of Biffa's principal locations such as an explosion, a fire or flooding could result in interruption and closure of that location and, as a result, Biffa's business could be materially adversely affected. In addition, some of Biffa's operating costs may be higher in the winter months and certain of Biffa's operations may be adversely affected by long periods of severe weather which interfere with collection, treatment and recycling, and landfill site operations.

The engineering of landfill Void can reveal unexpected geological conditions which may delay the development of landfill site capacity and lead to additional engineering costs and interruptions in Biffa's business and delays which may have an adverse effect on Biffa's financial condition.

A catastrophic event in respect of Biffa's information technology system could adversely affect the Group's revenues.

Some of Biffa's collection vehicles are equipped with weighing equipment and drivers have handheld computers to link with a central IT system which enables accurate invoicing based on the volume of waste, manages the logistics of Biffa's collection fleet and minimises administrative burdens. Should a catastrophic event affect Biffa's IT system, Biffa's revenues and cash flow could be adversely affected by increased billing times, less efficient logistics and additional costs.

Biffa's ongoing operations and any expansion of its business will require significant expenditure that will consume cash from Biffa's operations.

Biffa's ability to remain competitive and sustain and expand its operations largely depends on cash flow from its operations and access to capital:

- *Collection:* Biffa's major annual capital expenditure (approximately £45 million in FY 05/06) is in respect of replacing collection vehicles and waste containers;
- *Treatment and Recycling:* Any expansion of Biffa's treatment and recycling business will require substantial investment in new facilities and technologies;
- *Landfill:* In order to operate its landfill sites, Biffa must make annual expenditures to engineer its landfill sites, including the construction of cells (which are areas of a landfill site engineered to accept waste) environmental control infrastructure, capping and restoration of completed areas. In FY 05/06, Biffa spent approximately £16.9 million on its landfill sites including development costs and cell construction and approximately £11.9 million on landfill site capping, closure, post-closure and remediation expenditures and related landfill site capital expenditures. These expenditures are required by the licences and permits under which Biffa operates its landfill sites; and
- *Power Generation:* Biffa plans to expand its power generation business by increasing the capacity of the power generation facilities in which it has an interest over the next two years from approximately 108 MW to approximately 112 MW.

Biffa intends to fund its cash needs through cash flow from operations and, if necessary, borrowings. However, Biffa may not have access to the amount of capital that is required to sustain or grow its business on favourable terms, or at all, and may not achieve the anticipated returns on any capital expenditures that it makes. If Biffa is unable to access sufficient capital to meet the costs of its ongoing business and expansion of other parts of the business, Biffa's financial performance and condition may be adversely affected.

The Group may fail to identify strategic developments in the future.

Biffa may fail to identify and/or capitalise upon strategic opportunities and developments in the future. Part of Biffa's strategy is to expand its treatment and recycling capabilities to meet, and encourage, demand for these services. A failure to expand these facilities in line with customer requirements, or an expansion into new business areas which exposes Biffa to additional business risks that are different from those experienced to date may have an adverse effect on the Group's financial performance and condition.

Provisions for landfill site closure costs may be inadequate.

Biffa is required to fund closure, aftercare and restoration costs for landfill disposal sites which it operates. Current practice for the provisioning of these costs is to provide for estimated costs for a term up to 30 years after final closure of a landfill site, although the Environment Agency has suggested the possibility of increasing the period to 60 years. These costs are based on estimates of future expenditure required to comply with licence or permit conditions, manage the landfill and to protect the environment, subject to adjustments for inflation and discounting. Such estimated costs are accrued during the operating life of the landfill site as Void is utilised.

Biffa is currently managing 39 closed and mothballed sites for which it also has restoration and aftercare liability. Biffa's obligations to pay closure or post-closure costs may exceed the amount provided for. After the closure of a landfill site there also exists the potential for unforeseen environmental problems to occur that could result in significant unanticipated charges. Such charges could materially adversely affect Biffa's resources.

The Group may have contingent liabilities in respect of previously owned landfill sites.

As a consequence of the consolidation of the waste industry over the past 20 years, Biffa has acquired companies conducting landfill activities. In addition to this, in a limited number of cases, landfills have been sold or the subject of a compulsory purchase or leases have expired. However it has not been Biffa's policy to sell landfills in the ordinary course of business. Where properties including landfills have been sold or companies acquired or leases expired, there may be a contingent liability for remediation of contaminated land in respect of those properties or the properties formerly owned by those companies, respectively. Such contingent liabilities cannot be evaluated in financial terms and no provision has been made for such contingent liabilities. If such liabilities arise, Biffa's financial condition may be adversely affected.

Biffa's power generation business is subject to a number of risks which could adversely affect Biffa's revenues and margins.

Biffa's power generation business and any expansion of it is subject to a number of risks, including in particular:

- revenue from the power generation business depends on the existence and scale of governmental incentives, such as the NFFO and Renewables Obligation schemes, as well as the relative lack of other technically and financially viable alternative sources of renewable source energy. Any removal of such incentives or if the patterns of incentives changes and/or alternative technologies are established then the expected revenue growth from this business will not be fully realised;

- Biffa's plans to increase the amount of electricity generated through the power generation business are largely dependent on the estimates of the gas that will be produced by Biffa's landfill sites. These estimates are based on various assumptions, including, for example, the quantity of waste already deposited, the quantity of future deposits, the biodegradability of waste, an estimate of the proportion of the total waste in a landfill site that will degrade and produce Landfill Gas and an estimate of Biffa's efficiency in collecting methane from that gas and its subsequent conversion to electricity. The amount of Landfill Gas actually produced by Biffa's landfill sites in the future may vary substantially from estimates. Any significant variance in the amount of Landfill Gas produced by the landfill sites and the proportion that can be captured and utilised could adversely affect Biffa's power generation revenues and plans to expand that business; and

- reductions in the volume and type of waste sent to landfill is reducing the quantity of Landfill Gas being produced.

Biffa could be subject to unduly onerous bonding or other financial security arrangements.

Biffa must satisfy the financial security requirements of environmental agencies in order to ensure that it is able to discharge the obligations in the licences or permits that the Group holds for its landfill sites. Biffa satisfies these financial security requirements by providing financial security bonds. The amount of financial security which is required is determined in conjunction with the regulatory agencies, as is the method by which assurance is provided. Biffa had existing bond arrangements in England and Wales of approximately £81.6 million outstanding at 30 June 2006 in respect of the Group's landfill sites where the Group has financial security obligations under the Environment Agency's "fit and proper person" test. This amount will increase as more PPC permits are secured. Should Biffa be unable to provide the necessary financial security in sufficient amounts, or at acceptable rates, Biffa's liquidity and capital resources could be negatively impacted and Biffa could be precluded from obtaining or retaining landfill operating permits.

Biffa derives significant turnover from contracts awarded through a competitive bidding process.

Many of the Group's contracts, including renewals or extensions of previous contracts, are awarded through a formal competitive bidding process. Biffa expects that much of the business that it will seek in the foreseeable future will continue to be awarded through competitive bidding. The competitive bidding process presents a number of risks, including substantial cost and managerial time and effort to prepare bids and proposals for contracts that it may not win and correctly estimating the resources and cost structure that will be required to service any contract. Biffa may also face additional competition in the bidding process either from existing competitors or new market entrants, and expense, delay or loss of an awarded contract if its competitors protest or challenge awards of contracts to it.

While service quality, technological capacity and performance and personnel, as well as reputation and experience, are considered in customer decisions, price is the major factor in most tender awards. In the past, the waste management industry has been frequently subject to price competition. If price competition were to intensify in the future, the number of tenders meeting Biffa's margin criteria could decline and Biffa's financial performance could be adversely affected.

A number of Biffa's contracts expose Biffa to risks inherent in fixed price contracts.

Biffa enters into fixed price contracts in which it receives a fixed price for certain services irrespective of the actual costs it incurs. Consequently, if Biffa fails either to estimate costs accurately upon entry into the fixed price contract, or to control costs during the term of the fixed-price contract, any costs in excess of the fixed price must be absorbed by Biffa and may affect its ability to sustain existing levels of profitability or to obtain future contract awards. In addition, if Biffa's cost estimates are too high, its competitive position or reputation could be adversely affected.

Certain material customers may terminate Biffa's services at any time and without notice.

Biffa does not have written contracts with some of its important customers. As a result certain material customers may terminate Biffa's services at any time and without notice and there is no contractual provision for continued revenue from these customers nor are there provisions for dealing with issues of liability or disputes or claims which may arise. If these customers were to terminate Biffa's services, and Biffa was unable to replace the revenues and profits produced by these contracts, Biffa's financial performance could be adversely affected.

Biffa's business could be adversely affected if it is unable to maintain relationships with its largest customers.

Biffa has several contracts which generate substantial revenue and profit for the Group. If Biffa fails to renew these contracts at the end of their current terms, whether by competitive tender or otherwise, the Group's revenues will decline. In addition, several of the Group's contracts have change of control provisions which may be triggered on the Demerger. If the relevant counterparty chooses to terminate the contract in accordance with the change of control provision and Biffa is unable to replace the contract, the loss of revenue from these contracts could have a material adverse effect on Biffa's financial performance and condition.

Biffa has experienced difficulties in relation to its contract with Leicester City Council (the "**Contract**"). These difficulties include: (i) a fire at a recycling plant in respect of which Biffa is currently pursuing a claim in contract and negligence against two contractors; (ii) failure of the plant in question to meet the performance criteria as set out in the Contract; and (iii) a change in regulations which means that it has not been possible to produce compost from non-segregated waste as originally intended. If there is a persistent failure by Biffa to perform the Contract in accordance with its terms, LCC could claim damages and terminate the Contract. Such claim or termination could have a material adverse effect on Biffa's financial performance and condition.

Significant increases in fuel prices for extended periods of time will increase Biffa's operating expenses.

The price and supply of fuel are unpredictable, and can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside Biffa's control, such as actions by OPEC and other oil and gas producers, weather conditions and environmental concerns. Biffa needs fuel to run the vehicles and equipment used in its business. Price escalations or reductions in the supply will likely increase the Group's operating expenses and have a negative impact on income from operations and cash flows.

Fluctuations in commodity prices could affect Biffa's operating results.

There may be significant fluctuations in the price of electricity that is marketed and sold by Biffa's power generation business. The marketing and sale of electricity by Biffa's power generation business is generally pursuant to long-term sales agreements for which Biffa receives either NFFOs or ROCs. Therefore, market fluctuations do not have a significant effect on these operations in the short-term. However, revenues from Biffa's power generation plants which do not supply power under NFFOs, ROCs or similar can be affected by price fluctuations.

In addition, as part of its recycling services, Biffa sells recyclable materials including paper and packaging, glass, cardboard, plastics, and metals to third parties, generally at current market prices. All of these materials are subject to significant price fluctuations, which are driven by general market conditions. These price fluctuations may affect Biffa's future operating income and cash flows.

Biffa's size exposes it to the risk of allegations of competition law infringements and potential investigation by competition authorities.

As one of the larger participants in the waste management sector, Biffa is exposed to the possibility of complaints that its commercial conduct infringes the Competition Act 1998 and Enterprise Act 2002. Biffa has, from time to time received such complaints from competitors. If the competition authorities decided to investigate such a complaint, Biffa could potentially be exposed to a lengthy and costly investigation with penalties in the event of any adverse finding. The competition authorities can also review the conduct of markets in general and impose structural and/or behavioural remedies on participants in the market place. Such investigations and penalties could have an adverse effect on Biffa's financial performance.

Biffa's business depends upon it having necessary waste management (or pollution prevention and control) permits to enable it to carry out its business. If those permits are refused, suspended, or revoked Biffa may be unable to continue waste management operations.

Waste management (or pollution prevention and control) permits are required by Biffa in order that Biffa can legally perform its operations at each of its sites that involve the treatment, keeping or disposal of Controlled Waste.

In addition, PPC permits and other authorisations needed to operate Biffa's treatment and recycling facilities and landfill sites require a suitably qualified person in attendance for the periods specified by the regulatory agencies.

If Biffa is unable to train suitably qualified persons or if suitably qualified persons cease employment with Biffa then those Biffa facilities and sites which fail to have suitably qualified persons in attendance and as a result are unable to comply with regulatory requirements may be required to close. The closure of such facilities and sites could materially adversely affect Biffa's business, financial condition or operating or financial results.

Operating without the necessary permits would expose Biffa and its directors to criminal liability.

The Group is dependent on its senior personnel.

The Group depends on the continued services of its senior employees, including its Directors and Senior Management. The existing Directors and Senior Management have marketing, engineering, technical, project management, financial and administrative skills that are important to the operation of the Group's business.

In particular, the Group's IT systems are bespoke and reliant on key staff for their continued successful operation.

If the Group lost or suffered an extended interruption in the services of a number of its Directors, Senior Management or key staff or if it were unable to attract or develop new senior executives and management, its financial performance and condition could be adversely affected.

A number of Biffa's workforce are represented by trade unions.

As at 31 March 2006, approximately 27 per cent. of the Group's employees were members of trade unions. Some sectors of Biffa's business are subject to union recognition agreements. Biffa's relationship with the trade unions is therefore important. The presence of unions may limit Biffa's flexibility in dealing with its workforce and lead to increased operating costs. A lengthy strike or other work stoppage by the Group's employees could have a material adverse effect on the Group's ability to conduct its activities and complete its contractual obligations. Any such delays, stoppages or interruptions could have a material adverse effect on Biffa's financial performance and condition.

Any increase in the Group's funding obligations in respect of the UK Waste Pension Scheme could have a material adverse effect on the profits of the Group.

The rules of the UK Waste Pension Scheme provide that the principal employer determines the rate at which employers participating in the UK Waste Pension Scheme must contribute to the salary related part of the UK Waste Pension Scheme, after obtaining the advice of the UK Waste Pension Scheme's actuary. However, the new statutory funding obligation under the Pensions Act 2004 overrides this rule and requires that the trustee's agreement will be required in respect of future determinations of employer contributions.

Actuarial valuations must be carried out in relation to the UK Waste Pension Scheme at least every three years (with annual funding checks). The latest UK Waste Pension Scheme valuation is currently being carried out and will show the funding position of the UK Waste Pension Scheme on a scheme-specific funding basis as at 31 March 2006. Although the results of the valuation are not yet known, agreement has been reached with the trustee as to the contributions to be made to the UK Waste Pension Scheme to eliminate the current scheme-specific funding deficit (as set out in paragraph 11 of Part XIV of this document).

However, the extent of Biffa's future obligations to contribute to the UK Waste Pension Scheme are unknown and cannot be estimated with any degree of certainty. Changes in the size of the UK Waste Pension Scheme deficit may be revealed by subsequent UK Waste Pension Scheme valuations, due to a reduction in the value of the UK Waste Pension Scheme assets or an increase in the UK Waste Pension Scheme's liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, and this could result in increased employer contributions to reduce or satisfy in full the deficit. Such a requirement to increase the pension contribution rates to the UK Waste Pension

Scheme may negatively affect Biffa's cashflow, and an increase in the value of the liabilities may negatively affect Biffa's balance sheet and distributable reserves.

The UK Waste Pension Scheme's trustee has the power to trigger a winding up of the UK Waste Pension Scheme if, at any time in the seven years following the Demerger, steps are taken by the employing companies which would have the effect of terminating members' defined benefit accrual under the UK Waste Pension Scheme. In the event that it were wound up, the UK Waste Pension Scheme's participating employers would be liable to meet the full UK Waste Pension Scheme buy-out deficit (i.e. the full cost of securing members' benefits with an insurance company). The estimated buy-out deficit is expected to be £55 million, and it is estimated that this will increase to £111 million following transfer of the Biffa related liabilities from the Severn Trent Pension Scheme and Severn Trent Senior Staff Pension Scheme.

Biffa has entered into a guarantee in favour of the UK Waste Pension Scheme trustee under which Biffa undertakes to guarantee all liabilities of the UK Waste Pension Scheme's participating employers (including ongoing funding liabilities and any buy-out liabilities triggered on the winding up of the UK Waste Pension Scheme) up to a total aggregate liability of £105 million. The guarantee is of an unlimited duration.

There are potential additional liabilities arising out of the UK Waste Pension Scheme.

In common with most other UK pension schemes, the UK Waste Pension Scheme provides guaranteed minimum pensions in respect of pensionable service prior to 6 April 1997 for members who contracted-out of the state second pension. Guaranteed minimum pensions are calculated by reference to state pension age, which is unequal as between men and women for those born between specified dates. In common with most UK pension schemes, the UK Waste Pension Scheme has not equalised these guaranteed minimum pensions and this may be contrary to UK and EU legislation. Accordingly, the UK Waste Pension Scheme may be found to have discriminated between the sexes, which would result in the liabilities of the UK Waste Pension Scheme, and therefore its funding deficit, increasing.

Contractual arrangements in place in respect of certain Biffa Group employees may prevent Biffa from terminating defined benefit accrual for such employees in the future. As a result, Biffa may be prevented from controlling the additional liabilities arising in relation to these members as a result of ongoing defined benefit accrual.

Biffa faces additional liabilities and risks under the Pensions Act 2004.

Section 38 of the Pensions Act 2004 permits the Pensions Regulator to impose on any employer in the UK Waste Pension Scheme, or person "connected with or an associate of" any employer in the UK Waste Pension Scheme, a contribution notice which would require the person to make a contribution to a group pension scheme, where that person has been party to an act or a deliberate failure to act which had its main purpose (or one of its main purposes) the avoidance or reduction of a debt that would otherwise fall due, from a participating employer to the trustees of the UK Waste Pension Scheme under the Pensions Act 2004. The amount of contributions set out in a contribution notice may be either the whole or part of the statutory debt payable to the UK Waste Pension Scheme which would be the amount of the deficit calculated on the buy-out basis. The Pensions Regulator can only issue a contribution notice where it believes it is reasonable to do so. A person holding alone or together with his associates directly or indirectly one third or more of the voting power of the Company could be the subject of a contribution notice. The terms "associate" and "connected person", which are taken from the Insolvency Act 1986, are widely defined and could, in some circumstances, impact on certain shareholders of Biffa.

In addition, the Pensions Regulator has power under section 43 of the Pensions Act 2004 to impose a financial support direction, amongst others, on any company in the Group which is an employer participating in the UK Waste Pension Scheme, or any other member of the Group, or any person associated with or connected with that employer, if that participating employer is determined by the Pensions Regulator to be "insufficiently resourced". If a financial support direction is issued, the recipient would be obliged to provide support for the Group in terms of its obligations to the UK Waste Pension Scheme. This support could take various forms, including payments to, or guarantees in favour of, the UK Waste Pension Scheme. The Pensions Regulator can only make a financial support direction where it believes it is reasonable to do so.

The provisions of the Pensions Act 2004 described above are, because of the ability of the Pensions Regulator to issue notices and directions to associates and connected persons of the participating employers in the UK Waste Pension Scheme, exceptions to the normal rule that the liability of shareholders in a limited company is limited to the amount paid up, or to be paid up, on their shares. However, the Pensions Regulator does not have the ability

to issue such notices other than to shareholders who become connected with, or are associates of, the participating employers.

In addition, there is a statutory requirement that the Pensions Regulator be notified of certain events. It should be borne in mind that notifiable events may occur in future and could form a basis for a decision to impose a financial support direction or contribution notice.

Biffa may face risks during its participation in the Severn Trent Schemes following Demerger.

It has been agreed that following the Demerger becoming effective, Biffa Waste Services and Island Waste Services will continue to participate in the Severn Trent Pension Scheme (the **"STPS"**) and Biffa Waste Services and Biffa will continue to participate in the Severn Trent Senior Staff Pension Scheme (the **"STSSPS"**) for a short period (the **"Participation Period"**). To the extent that there was a winding up of the STPS and/or STSSPS during the Participation Period or an insolvency event occurred in respect of the principal employer of either of these schemes, a debt may be triggered for each of the participating Biffa Group companies under section 75 of the Pensions Act 1995. This debt would be calculated as the additional amount necessary in order to secure all liabilities attributable to these employers on a buy out basis. To the extent that any of the other participating employers were unable to pay the section 75 debts for which they became liable, these liabilities could also fall on the Biffa Group companies. Any such obligation to pay these liabilities could adversely affect Biffa's financial condition.

Biffa may be restricted by obligations imposed under financing arrangements.

Biffa will enter into new financing arrangements and as a result take on a substantial level of new debt in connection with, and following, the Demerger. This debt will contain provisions to protect the interests of the debt holders which may require Biffa to gain approval of debt holders to make significant changes to the Group's business model to respond to changes in the market. If this approval is not received, or if Biffa is unable to keep up debt repayments there may be an adverse impact on the Group's revenues and profitability.

4. RISKS RELATING TO THE BIFFA ORDINARY SHARES

There has been no prior public market for Biffa Ordinary Shares, and an active trading market may not develop or be sustained in the future.

Prior to Admission there has been no public market for Biffa Ordinary Shares. Biffa cannot predict the extent to which an active market for Biffa Ordinary Shares will develop or be sustained after Admission, or how the development of such a market might affect the market price of Biffa Ordinary Shares. An illiquid market for Biffa Ordinary Shares may result in lower trading prices and increased volatility, which could adversely affect the value of an investment in Biffa Ordinary Shares.

The Company's share price may be volatile following Admission.

The share prices of publicly traded companies can be highly volatile. The price at which Biffa Ordinary Shares may be quoted and the price which Shareholders may realise for their Biffa Ordinary Shares will be influenced by a large number of factors, some specific to Biffa and its operations and some which may affect the waste industry as a whole, or quoted companies generally. These factors include those referred to in this Part II: "Risk Factors", as well as Biffa's financial performance, stock market fluctuations and general economic conditions.

Biffa may not be able to pay dividends.

Biffa can only pay dividends if it has distributable reserves available. As Biffa is a holding company, with no independent operations it is dependent upon the level of distributions, if any, it receives from its operating subsidiaries and the level of cash balances.

UK GAAP is currently used by Biffa's subsidiaries. If Biffa's subsidiaries were to adopt IFRS in the future, this could potentially lead to a reduction in Biffa's distributable reserves.

Future share issues and sales of Biffa Ordinary Shares by Biffa may have an adverse effect on the market price of Biffa Ordinary Shares.

Biffa has no current plans for a subsequent offering of shares. However, it is possible that Biffa may decide to issue additional shares in the future, for example, through a capital increase undertaken by Biffa to fund an acquisition or for another purpose. An issue or sale of a substantial number of Biffa Ordinary Shares, or the

perception that such issues or sales could occur, could materially and adversely affect the market price of Biffa Ordinary Shares and could also impede Biffa's ability to raise capital through the issue of equity securities in the future.

US and other non-UK holders of Biffa Ordinary Shares may not be able to participate in future equity offerings.

In the event of an increase in Biffa's share capital, holders of Biffa Ordinary Shares are generally entitled to certain pre-emption rights unless these rights are disapplied by shareholder resolution.

US holders of Biffa Ordinary Shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the Biffa Ordinary Shares issuable upon exercise of such rights or an exemption from the registration requirements is available. Biffa has no current intention to file any such registration statement, and it cannot assure prospective investors that any exemption from the registration requirements would be available to enable US or other overseas Shareholders to exercise such pre-emption rights or, if available, that it will use any such exemption.

PART III

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Bob Davies	Non-executive Chairman
Martin Bettington	Chief Executive Officer
Tim Lowth	Finance Director
Roger Payne	Non-executive Director
Angie Risley	Non-executive Director
Gareth Llewellyn	Non-executive Director

COMPANY SECRETARY

Keith Woodward

REGISTERED OFFICE AND DIRECTORS' BUSINESS ADDRESS

Biffa Plc
Coronation Road
Cressex
High Wycombe
Buckinghamshire HP12 3TZ

SPONSOR

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB

LEGAL ADVISERS TO THE COMPANY

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

LEGAL ADVISERS TO THE SPONSOR

Clifford Chance LLP
10 Upper Bank Street
London
E14 5JJ

AUDITORS

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

REPORTING ACCOUNTANTS

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

REGISTRARS

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6LB

PART IV

TIMETABLE

All references to time in this document are to the time in London, United Kingdom, unless otherwise stated. Each of the times and dates in the table below are indicative only and may be subject to change.

Event	Date
Latest time and date for dealings in Severn Trent Ordinary Shares in uncertificated form in order for the transferee to be registered at the Record Time*	5.00 p.m. on 3 October 2006
Latest time and date for receipt of forms of proxy for the Severn Trent EGM	2.30 p.m. on 4 October 2006
Severn Trent EGM	2.30 p.m. on 6 October 2006
Record Time for entitlement to the Demerger Dividend	6.00 p.m. on 6 October 2006
Effective time and date of Demerger	8.00 a.m. on 9 October 2006
Biffa Ordinary Shares admitted to the Official List, crediting of Biffa Ordinary Shares to CREST accounts and trading in Biffa Ordinary Shares commences on the London Stock Exchange	8.00 a.m. on 9 October 2006
Where applicable, despatch of share certificates for Biffa Ordinary Shares	On 20 October 2006

* It is likely that transfers of Severn Trent Ordinary Shares in certificated form will need to take place earlier in order for the transferee to be on the Severn Trent Register at the Record Time, but this will depend on Severn Trent Shareholders' individual dealing arrangements.

DEMERGER HELPLINE

A helpline is available on Freephone 0870 600 3967 (or +44 1903 276 342 if you are calling from outside the UK) from 8.30 a.m. to 5.30 p.m. Monday to Friday and will remain open until 24 November 2006. For legal reasons, the helpline will only be able to provide you with information contained in this document, the Severn Trent Circular and form of proxy and with information relating to the Severn Trent Register and, after Admission, the Biffa Register and will be unable to give advice on the merits of the Demerger or related matters or to provide legal, financial or investment advice, for which you will need to consult your own legal, financial or taxation adviser.

OVERSEAS SHAREHOLDERS

Further details of the Demerger for prospective holders of Biffa Ordinary Shares who are citizens or residents of countries other than the United Kingdom are set out in paragraph 7 of Part XI of this document.

PART V

PRESENTATION OF STATISTICAL DATA AND OTHER INFORMATION

1. FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements regarding the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities, plans and objectives of management and other matters relating to the Company. Statements in this document that are not historical facts are hereby identified as "forward-looking statements". In some instances, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Save for those forward-looking statements required to be included in this document in accordance with the Listing Rules and Prospectus Rules, such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, liquidity, capital needs, interest costs and income, in each case relating to the Company wherever they occur in this document, are necessarily based on assumptions reflecting the views of the Company, involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements and speak only as at the date of this document.

Important factors which may cause actual results to differ include, but are not limited to, those described in Part II: "Risk Factors" of this document.

Save as required by law, or by the Listing Rules, Prospectus Rules or Disclosure Rules, the Company undertakes no obligation to release publicly the results of any revisions to any forward-looking statements in this document that may occur due to any change in the Directors' expectations or to reflect events or circumstances after the date of this document.

2. MARKET AND INDUSTRY DATA

All references to market data, industry statistics and forecasts and other information in this document consist of estimates based on data and reports compiled by industry professionals, organisations, analysts, publicly available information or the Company's own knowledge of its sales and markets. The third party data used herein comprises: published UK Government reports including the Energy Review 2006, Health and Safety Executive Reports, Office of Fair Trading Reports, Department of Trade and Industry renewable energy statistics, published data by the Department for the Environment, Food and Rural Affairs (**"DEFRA"**), published data by the Environment Agency and a review of the UK waste management market performed by Credo Group Limited (**"Credo"**) (which was privately commissioned by Severn Trent and Biffa).

Unless otherwise indicated, all market data in this document is based on:

- in the case of data relating to volumes of waste produced in the UK and Biffa's target market, data provided by Credo and calculations are predominantly based upon publicly available figures and growth estimates from DEFRA and the Environment Agency's Special Waste Tracking database;

- in the case of estimates of the value of Biffa's target market in 2000 and 2005 and forecast growth estimates, data provided by Credo and calculations are predominantly based upon research performed by MBD and Eurostat, pricing information supplied by the Company as well as publicly available figures and growth estimates from DEFRA and Special Waste Tracking data from the Environment Agency; and

- in the case of market share data, data provided by Credo and based upon estimates of:

  — Consented Void in respect of landfill; and

  — total tonnage collected in respect of collection.

The Company confirms that information sourced from a third party has been accurately reproduced, and as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, in many cases the Company has made statements in this document regarding its industry and its position in the industry based on industry forecasts, market research and internal surveys as well as its own experience.

3. SOURCES OF FINANCIAL INFORMATION

Unless otherwise indicated, financial information relating to Biffa (such as turnover and operating profit) for the 52 week period ended 26 March 2004 has been extracted without material adjustment from the financial information included in Section B: "UK GAAP Historical Financial Information" of Part XII: "Historical Financial Information" (which has been prepared in accordance with UK GAAP).

Unless otherwise indicated, financial information relating to Biffa (such as revenue and operating profit) for the 53 week period ended 31 March 2006 has been extracted without material adjustment from the financial information included in Section D: "IFRS Historical Financial Information" of Part XII: "Historical Financial Information" (which has been prepared in accordance with IFRS).

Unless otherwise indicated, financial information relating to Biffa (such as turnover/revenue and operating profit) for the 52 week period ended 25 March 2005 has been extracted without material adjustment from the financial information included in either Section B: "UK GAAP Historical Financial Information" (which has been prepared in accordance with UK GAAP) or Section D: "IFRS Historical Financial Information" (which has been prepared in accordance with IFRS) of Part XII "Historical Financial Information".

Capital expenditure is, unless otherwise stated, unaudited and is derived from the accounting records that formed the underlying basis of, but are not found in, the financial information included, in Part XII: "Historical Financial Information."

Unless otherwise indicated, turnover/revenue and operating profit by business division are unaudited and are derived from the accounting records that formed the basis of, but are not found in, the financial information included in Part XII: "Historical Financial Information".

4. PRESENTATION OF FINANCIAL INFORMATION

All references to "pounds", "pounds sterling", "sterling", "£", "pence", and "p" are to the lawful currency of the United Kingdom. The Group prepares its financial statement in pounds sterling.

References to "FY 03/04" are to the 52 week period ended 26 March 2004. References to "FY 04/05" are to the 52 week period ended 25 March 2005. References to "FY 05/06" are to the 53 week period ended 31 March 2006.

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

5. DEFINITIONS

Certain terms used in this document, including capitalised terms and certain technical terms, are defined and explained in Part XV: "Definitions" and Part XVI: "Glossary of Technical Terms".

PART VI

BUSINESS OVERVIEW

1. AN OVERVIEW OF BIFFA

Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling, and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

Biffa's business is grouped into four operating divisions:

- *Collection:* Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles which collected over four million tonnes of waste last year from around 80,000 industrial and commercial customers and over one million households, including through two fully integrated waste management contracts under the Private Finance Initiative with Isle of Wight Council and Leicester City Council.

- *Special Waste:* Biffa provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial and commercial customers. The special waste division operates from over 20 locations in the UK, including two specialist transfer stations and three liquid treatment plants and has a dedicated fleet of over 80 specialised vehicles.

- *Landfill:* Biffa is one of the top three operators of landfill services in the UK, and in FY 05/06 handled approximately 7.5 million tonnes of waste at its operational landfill sites. Biffa's 37 operational landfill sites comprise approximately 73 million cubic metres of Consented Void (of which approximately 63 million cubic metres is Operational Void), in addition to which Biffa leases approximately ten million cubic metres of Consented Void, all of which is Operational Void, to another landfill operator. Biffa also controls approximately 22 million cubic metres of Potential Void. The landfill division's customers include Biffa's collection division, local authorities and most other major waste collection businesses operating in the UK.

  The division also incorporates Biffa's dry waste treatment and recycling business. This comprises 19 transfer stations for the bulking up of waste and 15 facilities for the sorting of recyclable materials such as paper, card, metal, plastics and glass.

- *Power Generation:* Biffa is a significant provider of renewable energy in the UK with approximately 63 MW of installed capacity at its own sites, and interests in approximately 45 MW of installed capacity through joint venture and royalty arrangements. In FY 05/06, Biffa generated approximately 380 GWh of electricity at its own sites.

In FY 05/06, Biffa's revenue and operating profit (under IFRS) were £712.3 million and £86.3 million respectively demonstrating an increase from the previous year's revenue and operating profit figures of £629.7 million and £77.1 million respectively.

The breakdown of revenue and operating profit (under IFRS) by business division for FY 05/06 is shown below:

Division	Revenue	Operating profit
	(£m)	*(£m)*
Collection	429.0	60.1
Special Waste	49.2	1.9
Landfill	302.8	40.8
Power Generation	18.9	7.5
Total (gross)	799.9	110.3
Less inter-segment revenue	(87.6)	—
Shared service costs	—	(24.0)
Total	**712.3**	**86.3**

On Admission, the Board expects Biffa to be classified in the Support Services sector and following the next quarterly review of the FTSE Committee in December 2006, a constituent member of the FTSE 250 Index.

2. BIFFA'S STRENGTHS

Biffa's key strengths can be summarised as follows:

Biffa is a leading integrated waste management company

- By operating across the waste management value chain of collection, treatment and recycling, and disposal, Biffa is well positioned to meet the increasing needs (driven by legislation and environmental awareness) of industrial, commercial and municipal customers for a sophisticated range of waste collection, treatment and recycling, and disposal services.
- Biffa's divisions support each other by providing control over waste flows and ensuring security of disposal. Biffa's large collection network secures waste flows for Biffa's treatment and recycling, and disposal outlets. In addition, Biffa's collection, and treatment and recycling businesses have access to secure and competitively priced disposal either through Biffa's own or third party landfills or the sale of recyclable materials. In addition, Biffa's landfill business supports its power generation business.
- Economically, Biffa's strength in each of collection, treatment and recycling, and disposal reduces its reliance on any one of these activities and allows greater internalisation of waste flows which helps to maintain profit margins.

Biffa has significant scale and reach in the UK

- Biffa has one of the largest networks of depots and vehicles across the UK in industrial and commercial waste collection, which is the highest value market segment in the entire waste management value chain. This network allows Biffa to service a large number of national customer accounts (such as retail chains) as well as smaller local businesses. In addition, Biffa's scale allows it to take on new business within existing collection areas at very low additional marginal cost.
- The majority of industrial, commercial and municipal waste in the UK is currently disposed of through landfill and the Directors believe that landfill will continue to be a significant method of disposal for the next seven to ten years and will continue to be a necessary form of disposal thereafter. The Directors expect regulatory restrictions to limit the scope for development of new landfill capacity and as one of the top three operators of landfill in the UK, Biffa is well placed to take advantage of continuing demand for this increasingly scarce resource.
- Biffa's scale allows it to maximise its purchasing power in relation to its business requirements, such as collection vehicles, waste containers, fuel or access to third party treatment and disposal facilities.
- Biffa's scale also supports investment in sophisticated equipment which provides customers with a more efficient service and enables Biffa to enjoy lower unit costs, which underpin margins and keep prices competitive.

Biffa is well positioned to capitalise on an increasingly complex legislative and regulatory environment

Waste management is an essential service and the value of Biffa's target market of industrial, commercial and municipal waste is estimated to have increased from £5.1 billion to £7.2 billion (excluding Landfill Tax) between 2000 and 2005. Increasing regulation is driving the growth in value of the waste management market by encouraging the diversion of waste from landfill and by placing greater emphasis on treatment and recycling. Biffa's experience within the increasingly regulated waste management industry, its existing waste treatment and recycling sites and relationships with end processors of recyclable materials provide Biffa with a strong platform to capitalise on the growth opportunities which lie ahead for the industry.

Reputation for quality

Biffa is widely recognised by customers and accredited by industry standards agencies for the quality of its services and standards across the waste management value chain. For example:

- Biffa has been accredited to ISO 14001 (the international standard of excellence for environmental management services) in respect of all of its operational landfill sites;
- Biffa's landfill site at Redhill was the first landfill site in the UK to receive, and Biffa's subsidiary, Island Waste Services (which operates the Isle of Wight Council integrated waste management contract) has received for the whole of its operations, EMAS (Eco-Management and Audit Scheme) accreditation;

- Biffa has a well developed and comprehensive environmental management system which monitors and tracks risk throughout the Group; and

- Biffa was awarded the Biodiversity Benchmark in 2006, which recognises the high environmental standards the Group has achieved in the management of its closed landfill sites.

Highly visible brand

Biffa's extensive network of vehicles and collection containers make it a highly visible and distinctive waste management brand. The strength of the Biffa brand is enhanced by community initiatives such as Biffaward, a fund set up in 1997 under the Landfill Tax Credit Scheme, through which Biffa has distributed over £75 million to the Royal Society of Wildlife Trusts to fund over 1,000 community and environmental projects.

High quality IT support systems

Biffa's business is supported by sophisticated and bespoke information technology systems which enhance customer service by providing accurate and prompt invoicing and detailed collection data direct to Biffa and its customers. These systems improve Biffa's ability to drive efficiencies in its logistics operations and ensure optimal management of its resources to provide a high quality service to customers.

Experienced and successful management team

Martin Bettington, as Chief Executive Officer and Tim Lowth, Finance Director have been with the Group for 17 and 15 years respectively. Martin leads an experienced management team that includes divisional heads Nick Gregg (Collection), David Knott (Landfill) and Bob Tate (Special Waste and Power Generation). The Executive Directors and Senior Management team have an average of 17 years' experience in the waste management industry and a depth of industry knowledge that will help Biffa to capitalise on market opportunities and developments.

Secure revenues from services provided to the municipal market

A significant proportion of Biffa's revenue comes from collection, treatment and recycling, landfill and associated services provided to the public sector. Public sector contracts are typically of a longer duration than industrial or commercial contracts and provide Biffa with a predictable revenue stream and secure cash flows for the term of the contract. Biffa's existing relationships with its municipal customers, which principally involve the provision of collection and landfill services, enable Biffa to offer complementary services such as treatment and recycling in response to growing legislative requirements.

Strong financial track record

Biffa has a track record of growing net revenue and operating profit with compound annual growth rates of 19 per cent. and 25 per cent. respectively for the seven financial years ended 31 March 2006. These have been driven by substantial acquisitions and related synergies and organic growth. Biffa produces stable and predictable cash flows.

3. STRATEGY

The cornerstone of Biffa's strategy is the provision of high quality integrated waste management services to industrial, commercial and municipal customers through the entire waste management value chain of collection, treatment and recycling, and disposal. This strategy enables Biffa to capitalise upon the growing market for sophisticated, quality waste management services which customers require as a result of increasing environmental regulation and awareness. In addition, this integrated model allows Biffa's divisions to support each other, with Biffa's collection division providing contact with waste producers and as a result the control of waste flows, and its special waste and landfill divisions guaranteeing secure treatment and recycling, and disposal. Furthermore, the landfill division supports Biffa's power generation business.

Biffa intends to continue to develop this integrated offering by growing its business organically to exploit existing and developing market opportunities in the following ways:

Grow industrial and commercial accounts

Biffa has a leading position in, and expertise across, the waste management value chain that will assist it to grow its base of industrial and commercial accounts. The Directors intend to achieve this by:

- capitalising upon the scale and reach of Biffa's existing nationwide collection network and its ability to provide a full service offering and superior customer service to:
    - increase the level of business with larger national customers;
    - provide tailored recycling and other complementary added valued services to a broader range of customers; and
- continuing to deliver improved service and quality, vehicle utilisation, customer account management and administration through the reorganisation of Biffa's existing collection network into centralised hubs controlling regional depots.

Increase presence in the municipal market

Biffa intends to increase its presence, and continue to build upon its good reputation, in the municipal market by:

- selectively securing new contracts which provide an attractive balance between risk and return;
- offering a broader range of services across all segments of the waste management value chain as customers' requirements evolve in response to changing legislation; and
- capitalising on existing customer relationships to extend the services provided to them.

Expand treatment and recycling capabilities

Biffa intends to expand its treatment and recycling capabilities to encourage and meet growing demand for these services by:

- developing further recycling facilities to service both national and local customers;
- securing more municipal waste management contracts which include the provision of treatment and recycling services; and
- building on existing, and developing new relationships with processors of recyclable materials to minimise Biffa's exposure to volatility in the price of recyclable materials.

Capitalise upon existing strengths in landfill

Biffa intends to capitalise upon its existing strengths in landfill by:

- employing a strategy to maximise the returns achievable from this finite resource by striking a balance between security of waste inputs and achievement of a price that optimises return;
- capitalising upon Biffa's integrated model (where currently approximately 22 per cent. of Biffa's landfill inputs are derived from its industrial and commercial collection division), which gives the Company an advantage in the economic management of waste inputs, either into its own landfill sites or in the negotiation of terms for access to third party landfill sites; and
- extending Biffa's existing landfill sites where possible and securing new landfill sites in strategic locations on attractive terms.

Maximise power generation opportunities

Biffa plans to maximise the opportunities provided by its substantial power generation business by:

- establishing new or additional capacity at its existing landfill sites;
- maximising pricing by increasing the proportion of capacity for which Biffa receives profitable Renewable Obligation Certificates; and
- evaluating opportunities for alternative sources of renewable energy generation.

Make selective and complementary acquisitions

Biffa expects to make selective and complementary 'bolt-on' acquisitions that the Directors consider would accelerate growth within Biffa's business divisions and complement the Group's strategy. For instance, the purchase of local collection operations which could be integrated into Biffa's existing business; the purchase of new landfill Void to replace Biffa's landfill assets and the addition of new facilities and niche capabilities to Biffa's treatment and recycling operations.

4. WASTE MANAGEMENT INDUSTRY OVERVIEW

4.1 Introduction

It is estimated that total waste arising in the UK in 2005 was approximately 356 million tonnes. Approximately 258 million tonnes constituted Controlled Waste meaning waste produced by industrial, commercial, municipal and construction and demolition waste producers which is the subject of EU and UK legislation[1]. Biffa's primary target market consists of the industrial, commercial and municipal waste sectors which together produced an estimated 127 million tonnes of waste in 2005.

Market analysts estimate that Biffa's primary target market of industrial, commercial and municipal waste was worth approximately £7.2 billion (excluding Landfill Tax) in 2005.

The generation of waste in the UK depends on key economic and demographic factors, such as gross domestic product growth, activity in the manufacturing and service industries, levels of employment and population growth. A rise in general national wealth, lifestyle sophistication, employment and population levels has, historically, been accompanied by a rise in the amount of waste generated, whilst an overall shift away from manufacturing to service industries is generally considered to result in a reduction in waste arising.

In recent years, however, growth in waste volumes due to economic and population growth has been countered by growing efficiency in production methods, environmental awareness and legislation which are all combining to reduce the volumes of waste produced. As a result, it is estimated that between 2000 and 2005 the volume of total waste arising in the UK has remained relatively static with a compounded annual growth rate of approximately one per cent.

During the same period, the value of Biffa's primary target market of industrial, commercial and municipal waste has increased significantly (by an estimated compounded annual growth rate of approximately seven per cent. excluding Landfill Tax), primarily driven by a steady shift towards higher value treatment and recycling options. The Directors expect that the value of Biffa's target market will continue to grow as waste producers require more sophisticated services to meet their needs despite the fact that volumes of waste arising are expected to remain broadly static.

This overview discusses Biffa's primary target market of industrial, commercial and municipal waste, and the collection, treatment and recycling, and landfill segments of the waste management value chain. It does not discuss in detail those areas which Biffa does not target, such as construction and demolition waste collection, waste incineration, radioactive and explosive waste, agricultural waste and non-Controlled Waste (which includes mine and quarry waste).

4.2 Waste Management Value Chain

In Biffa's primary target market, waste is generated by industrial, commercial and municipal waste producers.

The UK waste management industry comprises the segments of waste collection, treatment and recycling, and disposal of waste (principally to landfill). Together these make up the waste management value chain.

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(1) From 15 May 2006, agricultural waste is now classified as Controlled Waste.

At present, waste is collected from producers then transported either directly or via treatment processes for recycling or disposal.

EU and UK legislation and greater environmental awareness are placing a growing emphasis on the diversion of waste away from landfill, by encouraging waste reduction at source, increased re-use, and treatment and recycling.

4.3 Waste Producers

Biffa's business primarily targets the following waste producers:

Industrial and Commercial

Industrial and commercial customers range from larger national customers who require more sophisticated waste management services, often on contracts lasting two to three years, to smaller, local customers on shorter rolling contracts, who require a more limited range of collection and disposal services.

Industrial waste producers include factories and engineering and industrial plants which produce large volumes of wastes such as chemicals, plastics, wood, paper and packaging, food, cardboard and mineral waste.

Commercial waste producers include public houses, retailers, offices, restaurants and hotels which produce waste such as paper and packaging, cardboard, cans, glass, food and plastics.

Municipal

Municipal waste is generated by households and is collected either directly from homes or civic amenity sites. The collection, treatment and disposal of municipal waste are the responsibility of local authorities. Many authorities outsource aspects of their waste management responsibilities to the private sector, and those that do typically do so on fixed-price contracts lasting between five and seven years.

Many local authorities seek private sector investment to meet EU and Government targets with respect to recycling municipal waste and diversion of waste from landfill. This is achieved through the tendering of waste management contracts which include the obligation to provide the requisite infrastructure. The contracts tendered often take the form of Public Private Partnerships (**"PPP"**). In the UK the most common form of PPP is the Private Finance Initiative. The Government subsidises local authorities in respect of increased annual costs which arise from their waste management obligations under waste PFI contracts through PFI credits. The term of waste PFI contracts will typically be 20 to 25 years which allows for sufficient amortisation of the capital investment made by the private sector party to provide the awarding local authority with an affordable level of annual payment.

4.4 Market Segments

4.4.1 Collection

Waste collection involves the collection of waste from its point of origin and delivery to a treatment and recycling or disposal point. In the case of industrial and commercial customers this also involves the assumption of responsibility for disposal of waste.

The collection of waste is the first link in the waste management value chain and gives waste collectors direct contact with waste producers. A strong collection business can help secure waste flows for disposal and other added value services such as treatment and recycling. Despite recent consolidation, the collection market in the UK remains fragmented with a small number of large regional and national operators and a large number of smaller, local operators.

Larger waste management operators benefit from economies of scale and tend to be better equipped to respond to increasingly onerous legislative requirements.

Waste is collected from the following key waste producers:

(A) *Industrial and Commercial*

Industrial and commercial waste producers in the UK are estimated to have generated approximately 80 million tonnes of waste for collection in 2005 of which approximately 55 million tonnes was collected by third party waste collectors, with the industrial and commercial collection market being worth approximately £2.5 billion.

Industrial and commercial collection customers require the provider of their waste collection service to offer value for money whilst also providing a reliable service both in terms of collecting waste when required and ensuring safe disposal. Industrial and commercial customers remain responsible for the waste they have produced even after it has been collected so waste collection operators with a good reputation and secure disposal outlets are able to provide the reassurance that waste once collected will be safely disposed of. Increasingly, industrial and commercial customers are requiring their waste collectors to provide detailed collection information and data which enable them to identify the sources of, and where possible reduce, waste flows.

A successful supplier of waste collection services to industrial and commercial customers satisfies these requirements in a profitable manner through efficient logistics and management systems.

Efficient logistics are achieved by:

- high route density (i.e. the number of collections per mile) which are critically important to competitiveness and efficiency, since the marginal cost of serving an additional customer is low if an operator already serves a particular route or area;
- greater geographic coverage which offers the potential to service national companies, such as retailers and restaurant/pub chains who are increasingly looking to simplify their supply chains; and
- sophisticated IT systems which help to optimise management of a collection vehicle network.

The Directors believe that smaller waste management operators which lack comprehensive geographic coverage are finding it increasingly difficult to compete with larger scale players who are better placed to meet the requirements of national customers.

(B) *Municipal*

It is estimated that in 2005, approximately 38 million tonnes of waste was collected from municipal customers, of which approximately 14 million tonnes was collected by third party waste collectors, with the municipal collection market estimated to have been worth approximately £1.4 billion.

Local authorities choose whether to collect domestic waste themselves or sub-contract collection to third party private waste collectors. Under such contracts the collector is not responsible for the disposal of the waste, such responsibility remaining with the relevant local authority.

The Directors believe that through good relationships with municipal customers, based around a partnership approach to waste collection and the provision of a quality and reliable service whilst controlling costs, private waste collectors are able to provide services to municipal customers in an efficient and profitable manner.

4.4.2 Treatment and Recycling

Whereas historically, waste once collected has been sent directly to disposal, it is increasingly subject to different forms of treatment and recycling following collection and before final disposal of the residues. Treatment and recycling is divided into two segments, non-hazardous waste and hazardous (also known as special) waste.

(A) *Non-hazardous waste*

While there has always been a recycling market for valuable commodities which are produced in bulk by certain types of customers, changes in regulation and legislation are expected to encourage growth in both treatment (driven by the requirement that from 30 October 2007 all non-hazardous waste will have to be treated before it can be sent to landfill) and in recycling services (increasing Landfill Tax is set to encourage the diversion of waste away from landfill by bringing the cost of recycling in line with landfill).

Within the waste management industry, treatment and recycling services for non-hazardous waste include:

- bulking up dry waste at transfer stations;
- processing and sorting dry waste streams;
- extracting recyclable materials prior to delivery to a reprocessor; and
- composting of organic wastes.

(B) *Special waste*

The treatment of hazardous waste (such as waste from industrial chemical processes, oil refining, metals processes, solvents, waste oils, clinical waste and asbestos) is also a growing area, due to implementation of the Hazardous Waste Directive which seeks to classify more types of waste as hazardous and as a result requires treatment to reduce the hazardous nature of such waste prior to disposal.

Treatment and recycling services for hazardous waste include:

- treatment of bulk liquids;
- removal of contaminants;
- bulking up;
- treatment of chemical and other hazardous and liquid wastes;
- biological remediation of contaminated soils; and
- the design of tailored solutions for disposal and management of specialist waste streams.

The Directors believe that to be successful in treatment and recycling, an operator must have:

- secure flows of waste;
- the ability and technical expertise to provide the full range of services required;
- well located and managed treatment facilities and transfer stations;
- strong relationships with reprocessors of recyclable materials; and
- the necessary financial resources and market awareness to invest in infrastructure at the appropriate time.

4.4.3 Landfill

A landfill is a specially engineered facility for disposing of solid waste on land, constructed so that it will prevent adverse impacts on the environment and public health and safety.

According to HM Revenue & Customs register ("Sites 2005") and DEFRA data, there are over 1,100 landfill sites in the UK although it is unclear how many of these are operational. There is an estimated total of approximately 634 million cubic metres of Consented Void in the UK. Landfill is a consolidated market with the five largest operators accounting for over 75 per cent. of Consented Void in the UK.

Currently landfill is the dominant method of waste disposal in the UK for industrial, commercial and municipal waste. However, EU and UK legislation is driving the diversion of waste from landfill with the intention to reduce this proportion significantly. At the same time planning and permitting restrictions are making landfill scarcer by preventing or restricting the development of new landfill capacity.

The Directors believe that, notwithstanding this, the lack of alternative facilities becoming available means that landfill will remain a significant method of waste disposal in the UK for the next seven to ten years and will continue to be a necessary form of disposal thereafter.

A significant factor affecting this segment is Landfill Tax. This is an environmental tax levied, on a tonnage basis, on landfill operators and is a cost that is generally passed on to landfill customers. The aim of Landfill Tax is to discourage the landfilling of waste. From April 2006, the rate for the majority of wastes is £21 per tonne. The Government expects to increase this by at least £3 per tonne per annum from April 2007 up to £35 per tonne.

Another important element which affects the landfill market is the Landfill Directive. This aims to improve standards of landfilling across Europe by setting specific requirements for the design, operation and aftercare of landfills. It also restricts the types and volumes of waste that can be accepted at landfill sites, requires that waste is treated before being landfilled and Landfill Gas be collected, treated and used to produce energy. Once a landfill has been filled to capacity, the site operator has an obligation to reinstate the site and monitor and control environmental emissions such as Leachate and Landfill Gas. These aftercare programmes can last several decades. The consequence of this is that only those landfill operators who are equipped to respond to these demands will be able to participate in the market profitably.

The Directors believe that landfill customers require:

- conveniently located landfill sites to reduce the cost of transporting waste;
- well managed landfill sites to ensure fast, efficient and safe delivery of waste, and long term security and environmental protection; and
- accurate invoicing of volumes of waste.

Power Generation

A by-product of landfill is the gas that can be captured for power generation.

The Department of Trade and Industry estimates that between 2000 and 2004 the electricity generated by Landfill Gas increased by an average of 16 per cent. per annum.

The Government introduced the Non Fossil Fuel Obligation (**"NFFO"**) in 1990 as an initial mechanism for encouraging the utilisation of renewable energy, by placing an obligation on electricity companies to purchase the electricity generated from qualifying generation stations. To 'qualify' a generator had to bid competitively to secure capacity within the scheme, and was then guaranteed the sale and purchase of generation up to that capacity.

The framework has subsequently changed. In April 2002, the Renewables Obligation Order (**"ROO"**) came into effect and is expected to remain in place until 2027. The ROO requires licensed electricity suppliers to source a specific and increasing annual percentage of the electricity they supply from renewable sources and is the primary policy in support of the Government's commitment to achieving a target of 10 per cent. of electricity in the UK to be supplied from renewable sources by 2010 increasing to 15.4 per cent. in 2015/2016. Landfill Gas is however a reducing commodity, with the Landfill Directive driving waste away from landfill and into new technology, including recycling, recovery and fuel production. Each of these drivers reduces the amount of biodegradable material being deposited in landfill, and hence reduces Landfill Gas generation and therefore availability.

Government targets mean that renewable energy will become increasingly important in satisfying the energy needs of the UK. Furthermore, with greater scarcity and increasing costs of using fossil fuels, alternative energy sources are becoming increasingly economically viable.

5. HISTORY

Founded over 75 years ago by the Biffa family as a haulage business largely dedicated to the collection of ashes, dust and clinker from coal-fired power stations in the London area; the business developed in the 1950s to include the excavation of sand, gravel and general waste collection and in the 1960s moved into the industrial waste market.

The business was acquired by BET Plc, the industrial services group, in 1971 and subsequently sold to Severn Trent in 1991 for £212 million. After significant acquisitive growth in the 1980s, the pattern from 1991 was one of organic growth stimulated by strategic regional acquisitions.

In 2000, UK Waste, one of the largest waste operators in the UK, was acquired for £380 million. This acquisition enhanced the Group's scale and reach, generating significant synergies.

In 2003, the Group acquired the Hales Waste Business for £146 million. This acquisition generated further synergies and complemented the Group's established operations of collection, landfill and special waste. The acquisition also helped to reinforce Biffa's growth strategy and confirmed Biffa's position as a leading integrated waste management company in the UK.

6. BUSINESS STRUCTURE OVERVIEW

Biffa is one of the largest waste management companies in the UK by turnover.

In FY 05/06, Biffa's consolidated revenue and operating profit (under IFRS) were £712.3 million (FY 04/05: £629.7 million) and £86.3 million (FY 04/05: £77.1 million) respectively.

Biffa's business is grouped into four operating divisions, Collection, Special Waste, Landfill and Power Generation which together cover the breadth of the waste management value chain.

6.1 Collection

Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles. This network is supported by an advanced IT infrastructure allowing optimisation of Biffa's fleet, the real time monitoring of services and automatic invoicing based upon collection information.

Biffa collects waste from industrial, commercial and municipal customers. Once collected, the waste is directed to one of the following destinations:

- one of Biffa's transfer stations for the bulking up of waste prior to onward transport to a disposal or treatment and recycling facility; or
- in the case of recyclable materials such as paper, plastics, glass and metal, a materials recycling facility for sorting to extract recyclable materials before delivery to a reprocessor; or
- landfill, either directly after collection or after the waste has been sorted/bulked up/treated as the case may be.

The collection division collected over four million tonnes of waste and produced net revenue (under IFRS) in FY 05/06 of £429.0 million (FY 04/05: £373.8 million) and operating profit before shared service costs (under IFRS) in FY 05/06 of £60.1 million (FY 04/05: £51.6 million).

The collection division's customers can be categorised as: (i) industrial and commercial; and (ii) municipal.

Industrial and Commercial

Biffa is the largest operator in industrial and commercial waste collection in the UK with an estimated market share of six per cent. (by tonnage of waste collected). In FY 05/06, Biffa collected over three million tonnes of waste from around 80,000 industrial and commercial customers and has 63 industrial and commercial depots.

The industrial and commercial waste sector is the largest and most important sector within Biffa's collection division, accounting for more than 75 per cent. of revenues produced within the division.

Biffa has over 350 national customers such as supermarket chains and high street retailers. National customers include Boots Group PLC, DSG international plc (which trades as Currys, PC World, The Link and Dixons) and WH Smith PLC. The Directors believe that increasing environmental legislation and greater commitment to corporate social responsibility have led many nationwide organisations to seek a contract with a national waste management contractor such as Biffa which is able to provide an integrated waste management service including collection, treatment and recycling, and secure disposal.

Municipal

Biffa is one of the top four private sector operators in municipal waste collection with 23 municipal depots and an estimated market share of six per cent. (by tonnage of waste collected). In FY 05/06, Biffa collected over 0.8 million tonnes of waste from almost one million homes.

Biffa has established and continues to build a strong presence in the public sector and currently works with over 20 different local authorities in the UK, many of which Biffa has retained after competitive tender. Biffa has retained ten of the twelve local authority contracts for which it has retendered over the last two years.

Biffa's municipal customers include Stafford Borough Council, Wandsworth Borough Council, West Berkshire County Council and Wirral Metropolitan Borough Council.

Integrated Municipal Contracts

Biffa's integrated waste management contracts with local authorities are accounted for as part of the collection division. Biffa has contracts with Isle of Wight Council and Leicester City Council to provide integrated waste management services and help them achieve their recycling and diversion of waste targets. Both of these contracts were awarded under the Private Finance Initiative after competitive tender and cover the collection, treatment and recycling, and disposal of waste from all households in the Isle of Wight and over 100,000 households in Leicester.

6.2 Special Waste

Introduction

Biffa's special waste division collects, treats and disposes of a wide range of liquid and solid wastes from industrial and commercial waste producers. The division's customers come predominantly from the oil refining, chemical production, car manufacturing, steel, healthcare and waste water industries.

The ability to deal with hazardous waste is important in providing a fully integrated service across the waste management value chain. Biffa's special waste division is set to assume greater importance as more wastes are classified as hazardous by the Hazardous Waste Regulations and are legally required to be treated prior to disposal.

The special waste division tailors its services to the individual needs of its customers by providing a variety of sophisticated treatment services for wastes such as petrochemical, bulk liquid wastes and Leachate.

The special waste division had net revenue (under IFRS) in FY 05/06 of £49.2 million (FY 04/05: £46.9 million) and operating profit before shared service costs (under IFRS) in FY 05/06 of £1.9 million (FY 04/05: £1.5 million).

Business Streams

(A) Recovery and Treatment

Biffa's special waste recovery and treatment services operate from over 20 locations across the UK, which includes three liquid treatment plants and two specialist transfer stations. These operations are supported by a fleet of bulk liquid road tankers providing a national service.

- *Biffa Waste Water:* Biffa Waste Water is an organic bulk liquid service provided in co-operation with Severn Trent's water business which involves the collection, analysis and treatment of waste water for ultimate disposal at facilities operated by Severn Trent. This service utilises Biffa's chemical analysis and treatment expertise to provide access for customers whose waste streams would not otherwise be accepted at sewage treatment works.
- *Packaged Goods Services:* Biffa's Waste-Safe range of services provide management and supply of containers for hazardous waste material, the contents of which are then returned to a network of transfer stations for recovery, treatment and recycling and storage prior to final disposal.

Biffa also provides a secure waste and recycling facility for processing, de-packaging, treatment and recycling of highly sensitive waste products, which require confidential disposal.

(B) Transport

The division has a dedicated fleet of over 80 specialised vehicles which enables Biffa to collect waste from industrial and commercial customers for onward transport to hazardous waste disposal facilities.

(C) On-site Waste Management Services

Biffa staffs, operates and manages the internal waste management requirements of customers at their own premises. Biffa currently provides these services to around 20 customers in the manufacturing sector.

These contracts also provide Biffa with the opportunity to supply its complementary range of waste management services to such customers.

(D) Industrial and Environmental Services

Biffa provides an industrial cleaning business to its industrial customers with both scheduled services and emergency clean-up solutions when required. The business has three service centres serving customers from the petrochemical, manufacturing, industrial and water industry sectors.

6.3 Landfill

Biffa's landfill division had net revenue (under IFRS) in FY 05/06 of £302.8 million (FY 04/05: £265.0 million) and operating profit before shared service costs (under IFRS) in FY 05/06 of £40.8 million (FY 04/05: £39.7 million) in FY 05/06.

Disposal

Biffa provides landfill services for waste collected by its collection division as well as waste collected and/or treated by third parties. Currently, approximately 22 per cent. of waste disposed of, at Biffa's landfills is sourced by Biffa's industrial and commercial collection operations, 36 per cent. from municipal sources (both Biffa and third parties), and the remainder from other third parties which include all of Biffa's main competitors.

Biffa is one of the three largest operators of landfill in the UK with an estimated market share of twelve per cent. (by Consented Void). Biffa has 37 operational landfill sites, with 35 in England, and one operational landfill site in each of Wales and Northern Ireland. In total, Biffa's sites accepted approximately 7.5 million tonnes of waste in FY 05/06.

Most of Biffa's sites are held under operating leases (in respect of which Biffa pays a royalty based upon the performance of the site), under finance leases or on a freehold basis. Biffa's landfill sites comprise approximately 73 million cubic metres of Consented Void (of which approximately 63 million cubic metres is Operational Void), in addition to which Biffa leases approximately ten million cubic metres of Consented Void, all of which is Operational Void, to another landfill operator. Biffa also controls approximately 22 million cubic metres of Potential Void.

Biffa's largest operating sites include Trecatti (South Wales), Poplars (Staffordshire), Risley (Cheshire), Redhill (Surrey) and Skelton (Yorkshire). In addition, Biffa is preparing a new landfill in Cottonmount (Northern Ireland) which it expects to open by the end of 2006.

Biffa's landfill sites are well maintained and operated to a high standard, with all of its sites being accredited to environmental standard ISO 14001.

Biffa has a dedicated team operating a formal programme of post closure maintenance in respect of Biffa's 39 closed and mothballed landfill sites.

Closed sites are usually restored to agricultural use and can also provide the opportunity for nature conservation and enhancement of biodiversity. In March 2006, Biffa was the first company in the UK to be awarded accreditation under The Wildlife Trusts' Biodiversity Benchmark scheme.

As a result of the high cost of transporting waste, landfill is predominantly a local business with waste management operators looking for the closest landfill to their collection point. Pricing is also key to customers and the Directors believe that Biffa's significant bank of Consented Void and strong local market position enables the Company to implement a strategy which seeks the right balance between security of volume flow and achievement of a price that maximises the returns achievable from this finite resource.

While the Government has set restrictions upon the types of waste that can be sent to landfill and reduction targets for the amount landfilled in the UK, the Directors still expect landfill to be a significant form of disposal for the next seven to ten years and will continue to be a necessary form of disposal thereafter. Accordingly, Biffa continues to look to extend the Consented Void at its current landfill sites whilst also seeking to purchase new landfill sites as they become available.

Dry Waste Treatment and Recycling

Within Biffa's landfill division lies Biffa's growing dry waste treatment and recycling operations. These provide Biffa's collection business and third parties with sorting, bulking up and transfer services for non-hazardous waste at the following facilities:

- five paper processing sites and one glass processor for the processing and sorting of paper and glass respectively prior to delivery to a reprocessor;
- 19 transfer stations for the bulking up of dry waste for efficient haulage to remote landfill;
- nine materials recycling facilities for the processing and sorting of dry waste streams to extract recyclable materials prior to delivery to a reprocessor, or to create refuse derived fuels and the composting of organic waste; and
- treatment and recycling facilities at Biffa's landfill sites.

In FY 05/06, Biffa transported, sorted or bulked up approximately 330,000 tonnes of paper and card and over 100,000 tonnes of glass, for onward transfer to third party reprocessors making Biffa a significant source of recyclable materials for reprocessing in the UK.

As treatment and recycling becomes an important form of alternative disposal to landfill, Biffa has relationships with a number of reprocessors in respect of paper, glass, plastics, metals, wood and 'floc' (a type of fuel produced from the processing of solid municipal waste) which it intends to expand. These relationships provide Biffa with price stability for recyclable materials and security of disposal outlets.

In addition to the above activities, in FY 05/06, Biffa composted approximately 47,000 tonnes of green waste at its landfill sites and recovered approximately two million tonnes of soil and aggregates which were mainly used as restoration or engineering material for Biffa's landfill sites.

6.4 Power Generation

Biffa's power generation division had net revenue (under IFRS) in FY 05/06 of £18.9 million (FY 04/05: £14.3 million) and operating profit before shared service costs (under IFRS) in FY 05/06 of £7.5 million (FY 04/05: £5.1 million).

In FY 05/06, Biffa generated approximately 380 GWh of electricity at its own sites.

Biffa has power generation capacity of 108 MW in operation and a further four MW in development over the next two years. Biffa wholly owns sites with 63 MW of capacity (in respect of which approximately 65 per cent. is subject to NFFO contracts and Biffa receives ROCs or similar for the other 35 per cent.), has joint ventures in respect of a further 15 MW of capacity (all NFFOs) and receives royalties from sites with a further 30 MW of capacity. In addition, Biffa has just over 1 MW of capacity at its new anaerobic digester facility at Wanlip near Leicester which generates electricity by harnessing methane gas produced by the digestion process. Biffa's largest power generation location is Risley in Cheshire where there is over 13 MW of capacity.

To off-set an expected decline in power generation capacity from Landfill Gas (resulting from the Landfill Directive diverting biodegradable waste away from landfill), Biffa is developing ways to use its existing infrastructure either by generating gas through on-site digesters or by using alternative fuels. Biffa's first experimental liquid biofuel generator which utilises recovered cooking oil as a fuel source was commissioned at Rixton in Lancashire earlier this year.

7. COMPETITIVE ENVIRONMENT

7.1 Waste Management Industry

The waste management industry in the United Kingdom is very competitive. Competition comes from a large number of small localised operators and a small number of larger national operators. These include a wide range of private sector waste management companies as well as local authorities. Each of the areas in which Biffa operates is competitive in nature and has its own pool of competitors.

While there are a number of substantial companies operating primarily in discrete segments of the waste management value chain, the Directors believe that only a few other waste management companies in the UK compete directly with Biffa across its entire breadth.

Biffa's largest competitors in the UK waste management industry by revenue are Cleanaway (currently owned by the Brambles Group), SITA (part of Suez SA), Veolia Environnement SA, Viridor (part of Pennon Group Plc) and Waste Recycling Group (ultimately owned by Terra Firma Capital Partners Limited).

Biffa is currently the largest waste management company in the UK (based upon UK revenues for the financial year 2004/2005), with an eight per cent. share of the total market. On 30 June 2006, Brambles Group announced that it had agreed to sell Cleanaway to Veolia. Subject to successful completion of that transaction, Veolia is expected to become the largest waste management company by revenue in the UK, with Biffa then the second largest.

On 17 July 2006, WRG Holdings announced that it had agreed to sell Waste Recycling Group (other than its waste-to-energy business) to Fomento de Construcciones y Contratas, S.A. Completion of this transaction is not expected to change any of Biffa's market positions.

7.2 Integrated Waste Management Companies

The four largest waste management companies in the UK by turnover (Biffa, Cleanaway, SITA and Veolia), are all integrated waste management companies with collection, treatment and recycling, and disposal capabilities.

The Directors believe that integrated waste management companies which can operate across the value chain are best placed to serve the differing and changing needs of industrial, commercial and municipal customers. Such companies can offer:

- *Industrial and commercial waste producers:* the reassurance that the waste they have produced (and remain responsible for after collection) has been safely disposed of whilst also offering a full nationwide range of treatment and recycling services which allows them to meet their legislative requirements; and
- *Municipal waste producers:* a reduction in the administrative burden by outsourcing waste management services, and access to treatment and recycling services required by municipal customers in meeting recycling targets set by Government.

8. ENVIRONMENTAL RESPONSIBILITY AND RISK

8.1 Environmental Responsibility

EQHS

Environment, Quality, Health and Safety (**"EQHS"**) is a prominent concern of the waste management industry and the effective management of issues relating to EQHS is critical for good business practice.

As a leading UK waste management company, the nature of Biffa's activities means that it can play a positive part in safeguarding the environment by ensuring the secure, effective and economic management and disposal of waste.

Biffa's commitment to corporate social responsibility is overseen by its EQHS directorate and delivered through a comprehensive environmental management system, which is based on formal internal policies for both health and safety and the environment. Furthermore, on Admission, Biffa will have a Health & Safety and Environment Committee which will keep these matters under review.

Biffa has a number of locations which are registered under ISO 9000, ISO 14001, EMAS and OHSAS 18000 which are international standards for quality and environmental and safety processes and ensure that Biffa:

- fulfils its customers' quality requirements;
- meets applicable regulatory requirements;
- enhances customer satisfaction;
- minimises harmful effects on the environment caused by its activities;
- achieves continual improvement of its environmental performance; and
- achieves consistent safety standards.

Biodiversity

Biodiversity is described in the Government's Biodiversity Action Plan as "the variety of life forms we see around us. It encompasses the whole range of mammals, birds, reptiles, amphibians, fish, insects and other invertebrates, plants, fungi and micro-organisms". As a major landowner, Biffa contributes to the maintenance and the development of biodiversity in the UK and has established a formal Biodiversity Action Plan intended to manage the biodiversity of its land holdings and put together action plans for species and habitats where Biffa believes it can make a significant contribution to national or local diversity. Biffa has been awarded the Biodiversity Benchmark in recognition of the standards achieved in the management of a number of the Company's closed landfill sites. Consequently, Biffa is the UK Species Champion for the brown hare and a number of closed landfill sites are managed with specific attention to brown hare habitats.

Biffaward

In 1997, Biffa set up Biffaward, an environmental fund managed by The Royal Society of Wildlife Trusts which utilises Landfill Tax credits contributed by Biffa Waste Services. The aim of Biffaward is to support projects that will be of lasting environmental benefit, improve quality of life and foster vibrant communities. Funding is directed to projects which provide and improve public amenities for local communities. In addition, it funds projects that increase or maintain biodiversity. To date, the fund has distributed over £75 million to over 1,000 community and environment projects throughout the UK.

The fund offers three levels of support:

- **The Small Grants Scheme** provides grants for projects that enable communities to improve local amenities and to conserve wildlife and habitats;
- **The Main Grants Scheme** gives grants for amenity projects that provide and improve community facilities to act as mechanisms for recreation, sporting achievement, lifelong learning and community involvement; and
- **The Flagship Scheme** offers grants for larger projects that support regionally or nationally significant voluntary sector led regeneration or biodiversity projects to make a significant impact on the quality of life of the region.

Responsible approach to the environment

To mitigate the impact on the environment of emissions from its fleet of collection vehicles, Biffa's entire fleet now runs on ultra-low sulphur diesel and is well invested with its vehicles on average approximately four years old and around 15 per cent. of vehicles replaced each year.

Biffa's contribution to mitigating the effects of global warming is its commitment to increasing the proportion of Landfill Gas captured. Biffa aims to reduce greenhouse gas emissions from its landfill sites through timely capping, optimising and upgrading gas collection systems and measuring and monitoring Landfill Gas and its collection to rectify leakage.

Biffa seeks to manage its relationship with local communities within which the Company operates with care and in recognition of the potential impacts that its operations can cause. Local liaison groups have been formed at several of Biffa's landfill sites. At these groups there can be representation from local residents, elected representatives and officers of planning authorities, environmental health departments and the Environment Agency. These groups allow Biffa to provide information regarding operational activities, future plans and to address concerns that may have been raised.

8.2 **Risk**

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the Group. There are established procedures for managing these risks, of which the key elements are: an organisational structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

9. MANAGEMENT AND EMPLOYEES

Each of the Executive Directors has been with the Group for over 15 years and has been directly involved with, and responsible for, the recent development and growth of the Group. The Senior Management together have an average of 18 years' experience in the waste management industry.

Further details about the Directors and Senior Management are set out in Part VIII of this document.

As at 7 September 2006 (the latest practicable date prior to the publication of this document), Biffa had a total of 5,401 employees.

UK Waste Management Limited, one of Biffa's subsidiaries, is the principal employer of the UK Waste Pension Scheme. The UK Waste Pension Scheme has both defined benefit and defined contribution sections. The defined benefit section provides for benefit accrual on the basis of one-sixtieth of final pensionable pay for each year of pensionable service. As at 31 March 2006 there were 200 active members, 517 deferred members and 354 pensioners in the defined benefit section of the UK Waste Pension Scheme. The last formal actuarial valuation of the defined benefit section of the UK Waste Pension Scheme was carried out as at 5 April 2003 and showed a past service deficit of £15 million on the ongoing funding basis. A further valuation of the UK Waste Pension Scheme is currently being carried out as at 31 March 2006 which will show the funding position as at this date on a scheme-specific funding basis.

Biffa Waste Services and Island Waste Services, both subsidiaries of Biffa, participate in the Severn Trent Pension Scheme (the **"STPS"**), and Biffa Waste Services also participates in the Severn Trent Senior Staff Pension Scheme (the **"STSSPS"**) (together the **"Severn Trent Schemes"**). Biffa will also commence participation in the STSSPS shortly before Demerger. It has been agreed that following Demerger these

companies will continue to participate in the Severn Trent Schemes for a short period following which there will be a transfer to the UK Waste Pension Scheme of the assets and liabilities of the Severn Trent Schemes which relate to current and former employees of the Biffa Group.

As part of the wider discussions with the trustee of the UK Waste Pension Scheme regarding the Demerger, agreement has been reached regarding the future funding arrangements for the UK Waste Pension Scheme. It has been agreed that the UK Waste Pension Scheme's existing deficit (on a scheme-specific funding basis) will be eliminated over a period of seven years from January 2007. In addition, contributions will be made from January 2008 to eliminate any deficit in respect of the liabilities transferred from the Severn Trent Schemes (calculated on a scheme-specific funding basis). It has also been agreed that, on Demerger, Biffa Corporate Holdings Limited will become the principal employer of the UK Waste Pension Scheme and that Biffa will provide a guarantee in respect of the participating employers' liabilities under the UK Waste Pension Scheme. The guarantee is unlimited as to time, and is subject to an overall cap of £105 million. In addition, the UK Waste Pension Scheme trustee has agreed that it will restrict the circumstances in which it may exercise its power to trigger a wind up of the UK Waste Pension Scheme.

Clearance has been obtained from the Pensions Regulator that it would not be reasonable to impose a contribution notice as a result of the Demerger in relation to the UK Waste Pension Scheme and that it would not be reasonable for the Pensions Regulator to impose a financial support direction either on any entities within the Severn Trent Group in respect of the UK Waste Pension Scheme, or on any Biffa Group entities in respect of the STPS or the STSSPS in the future.

On Demerger, Biffa will also assume certain liabilities relating to two former Biffa executives who are deferred members of an unfunded unapproved arrangement, the Severn Trent Supplemental Pension Scheme. As at 31 March 2006, these liabilities were estimated at approximately £0.9 million.

Details of the Biffa Employee Share Schemes the Company has established and proposes to operate (conditional upon the approval of the operation of the schemes by the Severn Trent Shareholders at the Severn Trent EGM) for the Directors, Senior Management and employees of the Biffa Group are set out in paragraph 10 of Part XIV: "Additional Information".

10. REAL ESTATE

Biffa holds a significant portfolio of freehold and leasehold real estate in the UK. A list of Biffa's 20 properties which generate the most profit is set out below:

Location	*Tenure*	*Size (Ha)*	*Utilisation*
Risley — Moss Side Farm, Silver Lane, Risley, Warrington, Cheshire, WA3 6BY	Freehold	97.3	Landfill, Gas Utilisation and Waste Treatment
High Wycombe — Kingsmill, London Road, Loudwater, High Wycombe, HP10 9TD	Freehold and Leasehold	1.7	Truck Operations and Office
Trecatti — Fochriw Road, Nr Merthyr Tydfil, Mid Glamorgan, CR48 4AB	Freehold and Leasehold	35.5	Landfill and Gas Utilisation
Manchester Depot — Lyon Road Industrial Estate, Kearsley, Bolton, BL4 8NB	Leasehold	1.0	Truck Operations and Maintenance Workshop
Redhill — Cormongers Lane, Nutfield, Nr Redhill, Surrey, RH1 4ER	Freehold	75.8	Landfill, Gas Utilisation and Regional Office
Skelton Grange — Pontefract Lane, Leeds, LS15 9AX	Freehold	71.3	Landfill and Gas Utilisation
Pebsham — Freshfields, Bexhill Road, St Leonards-on-Sea, East Sussex, TN38 8AY	Freehold and Leasehold	44.2	Landfill and Gas Utilisation

Location	*Tenure*	*Size (Ha)*	*Utilisation*
Poplars — Lichfield Road, Cannock, Staffs, WS11 3EQ	Leasehold with an option to purchase the Freehold	91.0	Landfill, Gas Utilisation, Composting, Truck Operations and Maintenance Workshop
Birmingham — Foxyards, Bean Road, Tipton, DY4 9AQ	Freehold	2.3	Truck Operations, Maintenance Workshop, Hazardous Waste Transfer Station
Brookhurst Wood — Langhurstwood Road, Warnham, West Sussex, RH12 4QD	Freehold and Leasehold	34.4	Landfill and Gas Utilisation
Roxby — Winterton Road, Roxby, Scunthorpe, DN15 0BD	Freehold and Leasehold	108.0	Landfill and Gas Utilisation
Glasgow — Clydesmill Road, Cambuslang Investment Park, Cambuslang, Glasgow, G32 8RG	Freehold	2.0	Waste Treatment, Truck Operations and Maintenance Workshop
Withnell — Bolton Road, Withnell, Nr Chorley, Lancs, PR6 8BT	Freehold	70.2	Landfill and Gas Utilisation
Leeds — 10 Queen Street, Woodlesford, Leeds, LS26 8AL	Freehold	0.5	Truck Operations and Maintenance Workshop
Colnbrook — Sutton Lane, Colnbrook, Slough, SL3 8AB	Leasehold	46.5	Landfill and Gas Utilisation
Clowne — 20 Station Road, Clowne, Chesterfield, S43 4PE	Freehold	1.7	Truck Operations, Maintenance Workshop, and Regional Office
Arpley — Liverpool Road, Sankey Bridges, Warrington, WA4 6YZ	Leasehold	255.0	Landfill and Gas Utilisation
Eversley — Star Hill Sawmills, Star Hill, Hartley Wintney, Hook, Hampshire, RG27 8BP	Leasehold	1.3	Hazardous Waste Treatment/Transfer/ Recycling, Truck Operations and Maintenance Workshop
Nottingham — Mile End Road, Colwick Industrial Estate, Nottingham, NG4 2JR	Freehold and Leasehold	1.9	Waste Treatment/ Transfer/Recycling, Truck Operations and Maintenance Workshop
Brighouse — Huntingdon Road, Brighouse, HD6 1PZ	Leasehold	0.4	Truck Operations and Maintenance Workshop

11. CURRENT TRADING AND PROSPECTS

Based on the Company's financial performance since 1 April 2006, the Company continues to trade in line with the Directors' expectations. The Directors have confidence in the Company's prospects for the current financial year.

12. FINANCING

On 30 August 2006, Biffa Corporate Holdings Limited, a wholly owned subsidiary of Biffa, entered into a £460 million unsecured dual tranche credit facility (comprising £310 million term loan facility and a £150 million

revolving credit facility) arranged by Barclays Capital and The Royal Bank of Scotland plc, with Barclays Bank plc as Agent, for the general corporate purposes of the Biffa Group (the **"Facility Agreement"**). Further details of the Facility Agreement are set out in paragraph 18.1 of Part XIV of this document.

Prior to the Demerger becoming effective, Biffa Corporate Holdings Limited is expected to draw two amounts under the Facility Agreement, as follows:

a) approximately £111 million, which will be used to make a loan to Biffa Waste Services, an indirect subsidiary of Biffa Corporate Holdings Limited, such that Biffa Waste Services can repay an outstanding loan from Severn Trent; and

b) approximately £197 million, which will be used to pay a dividend to Biffa, such that Biffa can repay an outstanding loan from Severn Trent.

Following this, but before the Demerger becomes effective, a further dividend of £65.3 million will be paid by Biffa to Severn Trent. This dividend will be comprised partly from existing cash within the Group of approximately £39 million and partly from a further amount of approximately £26 million drawn under the Facility Agreement.

13. DIVIDEND POLICY, IMPACT ON EARNINGS AND EFFECTIVE TAX RATE

13.1 Dividend Policy

Following Admission, the Directors intend to adopt a progressive dividend policy which will take into account the profitability of the Group's businesses and underlying growth, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. The Directors may review Biffa's dividend policy from time to time.

The Directors believe that had the Demerger been effective and the capital structure been in place (as described in further detail in paragraph 5 of Part X of this document) throughout FY 05/06, a dividend in the range of £18.0 million to £19.5 million for the full year would have been appropriate.

Following Admission, the Directors intend to adopt a dividend policy targeting a dividend cover range of 2.1 to 2.3 times earnings.

As a holding company, the ability of the Company to pay dividends will be dependent upon dividends and interest being distributed by its subsidiaries. The payment of dividends will therefore be limited by the after tax earnings of the Group and the Company's distributable reserves. In addition, the payment of large or unusual dividends in circumstances where, following the payment of the dividend, the Company would not have distributable reserves, may need to be submitted to the Pensions Regulator for clearance. If such clearance were not forthcoming, the Company would, if it paid the dividend, face the risk of the Pensions Regulator making an order under section 38 of the Pensions Act 2004.

13.2 Impact on Earnings

The Directors believe that the Demerger will impact earnings in that, amongst other matters outlined in Part II of this document: "Risk Factors", the Company will operate with a different debt structure and may experience increased costs from operating as an independent company.

13.3 Effective Tax Rate

It is expected that for the financial period ended 30 March 2007, Biffa will have an effective tax rate in the range of 30 to 35 per cent. This comprises both current and deferred tax and it differs from the standard rate of tax primarily because the depreciation of the cost of purchasing freehold Void is disallowable, increasing the effective tax rate by about 2.5 per cent.

14. RELATIONSHIP WITH SEVERN TRENT

Severn Trent and Biffa have entered into a demerger agreement dated 12 September 2006 (the **"Demerger Agreement"**) which sets out, among other things, the timing for the Demerger, the manner in which it will be implemented and the terms of certain separation and transitional arrangements between them. Further details of the Demerger Agreement are set out in paragraph 18.2 of Part XIV of this document.

Following the Demerger, Biffa and Severn Trent will operate independently of each other as separately listed companies. The transitional arrangements referred to above, the Biffa Waste Water trading relationship with

Severn Trent Water in connection with the operation of an organic bulk liquid service as well as certain real estate arrangements between the two groups, all of which are on arm's length commercial terms, will continue following the Demerger.

In the event that the Demerger proceeds, Martin Bettington, current managing director of Biffa Waste Services, will resign from his position as a director of Severn Trent to take up the position of Chief Executive Officer of Biffa.

PART VII

REGULATORY OVERVIEW

1. INTRODUCTION

The waste industry is a heavily regulated business and is subject to overlapping sets of environmental regulation that derive largely from EU legislation. Energy generation is also regulated and there have been a number of schemes designed to encourage the use of renewable fuels such as Landfill Gas. The location and operation of facilities must also comply with the relevant planning law and policy guidelines. The environment and planning regulatory regimes in England and Wales (where the vast majority of Biffa's facilities and sites are located) are outlined in this Part VII insofar as they may affect Biffa's business.

2. LANDFILL

The development of new landfill sites and the expansion of existing landfill sites require planning permission from the relevant local authority and a PPC permit from the relevant waste regulation authority, which in England and Wales is the Environment Agency.

Planning

Planning permission is required for "development". Development is described in Section 55(1) of the Town and Country Planning Act 1990 (**"TCPA"**) as the "carrying out of building, engineering, mining or other operations in, on, over or under land, or the making of any material change in the use of any buildings or other land. In relation to the waste industry, this means that planning permission will be required for mining or quarrying operations, subsequent landfill operations, any buildings constructed to support such operations such as offices, staff facilities and Leachate treatment and Landfill Gas management plants including generators and flares. Facilities such as waste transfer stations, and power generation facilities will also require planning permission.

Planning permission is granted by the relevant local planning authority. A local planning authority can resolve either to grant or refuse planning permission. If planning permission is refused, the applicant has a right to appeal against the refusal to the Secretary of State. Such an appeal is likely to result in a public local enquiry heard by an inspector appointed by the Secretary of State. Some applications, for example if they depart from the provisions of the development plan, may be "called in" by the Secretary of State for him to determine. If he does call in an application for his own determination, he will appoint an inspector to conduct a public local enquiry into the application.

Waste management remains a highly emotive subject for large sections of the general public. Many applications for landfill sites, waste treatment and processing plants are consequently met with opposition from local residents. Accordingly, difficulties continue to be experienced by waste operators in the UK in obtaining planning permission for new waste facilities or for extending existing ones.

A planning permission is likely to have a number of conditions with which the person carrying out the development, including the operator of a landfill site will have to comply. Conditions may deal, for example, with issues such as hours of operation, permitted noise levels, surface water and drainage, and remediation and aftercare of the site. The local planning authority, before granting planning permission, may require the applicant to enter into an agreement under section 106 of the TCPA known as a "planning obligation".

If there is a breach of planning control, the local planning authority has powers to take enforcement action for the breach. This can include obtaining an injunction but more commonly an authority will serve an enforcement or breach of condition notice.

Environmental Regulation

Landfill operations must also comply with environmental regulations. This is primarily achieved through a separate permitting scheme with the Environment Agency. The requirements are complex, have changed over time and are currently in a state of change.

If a landfill site was in operation between 1975 and 1993, its operator will have required a waste disposal licence under the Control of Pollution Act 1974 (**"COPA"**) licensing regime. That regime was replaced by the waste management licensing regime under Part II of the Environmental Protection Act 1990 (**"EPA"**) in 1994. All of Biffa's existing licences issued under COPA have been converted into waste management licences (**"WMLs"**).

Since 15 June 2002, any person wishing to operate a new landfill site in England and Wales must apply to the Environment Agency for a PPC permit under the PPC Regulations. Existing landfill sites which were accepting waste on 15 June 2002 or which have a WML granted before that date will be phased into the PPC regime by 31 March 2007 at the latest.

For landfills in respect of which a PPC permit is in force, the permit applies not only to the operational phases, but also to the closed phases where there is no significant physical or engineered separation between the closed and operational phases or where such separation is provided by natural or engineered barriers that afford less effective containment of the contaminants than more modern sites. There is therefore a risk that some landfill sites which currently hold WMLs will not meet the criteria for licensing under the PPC regime or will only do so if extensive corrective measures are taken.

The PPC regime's permitting requirements are designed to implement the requirements of the Landfill Directive and the Groundwater Directive. Thus, terms and conditions inserted by the Environment Agency into PPC permits relate: to the types and volumes of wastes that can be accepted at a site; the waste acceptance procedures to be applied; staffing levels and the competence of staff; site security; site containment and drainage systems; the maintenance of financial provision; the control of Landfill Gas, odour and litter; monitoring regimes for Landfill Gas and Leachate; and the installation, maintenance and protection of final capping for the site once operations have ceased.

Biffa submitted all required applications for new permits under the PPC regime to the Environment Agency, between June 2003 and March 2005. The first new permits were issued between January and March 2004 but were unacceptable to Biffa for a range of legal and technical reasons. Appeals were submitted in respect of a range of conditions in each of these permits and the appeals were heard during July and September 2005 which resulted in the majority of the issues in dispute being resolved with Biffa able to operate satisfactorily in compliance with those conditions which were not resolved in its favour.

A number of appeals regarding similar matters in later permits issued by the Environment Agency have also been lodged by Biffa. There has been widespread dissatisfaction expressed by the landfill industry regarding PPC permits issued by the Environment Agency and many other operators have also lodged appeals in respect of unsatisfactory conditions. In May 2005, the Environment Agency issued a letter to the landfill industry giving an undertaking to amend all PPC permits issued in respect of landfill sites and requesting that no further appeals be lodged. However, on legal advice, and in order to best protect its position, Biffa has continued to submit appeals where it has been dissatisfied with the conditions issued.

Following discussions with the Environment Agency and the Planning Inspectorate, it was agreed that all appeals lodged by Biffa would be held in abeyance until 1 August 2006, pending ongoing discussions with the Environment Agency on revised conditions. Revised draft permits are being prepared for comment by Biffa but to date progress has been slow. The first new draft permit was received by Biffa on 27 July 2006 and a response is being prepared. The Environment Agency has informed Biffa that it will liaise with the Planning Inspectorate and request that the appeals continue to be held in abeyance to allow further progress to be made and a new timetable for this is being agreed. It is anticipated that issues in dispute will be resolved by this process and that any remaining matters will be dealt with through the formal appeals process. In light of the earlier appeal decisions which led to the majority of issues being resolved favourably, it is considered that the likelihood of conditions being issued that will be more onerous or will lead to significant additional cost is low.

A total of nine PPC permit applications for landfill sites were refused by the Environment Agency. Of these, six sites contained only very limited remaining landfill Void, all of which has or can be fully filled during the appeal process or in accordance with a closure plan agreed with the Environment Agency. The remaining three sites include Void that will take a number of years to fill and Biffa intends to pursue appeals against the refusal of PPC permits at two of these sites, with ongoing discussions regarding a new PPC application for the remaining Void at the third site.

Once granted, elements of a PPC permit must be reviewed at least every four years. The Environment Agency can vary the terms and conditions in a permit, suspend or revoke a permit in whole or in part, and serve an enforcement notice if it believes the permit holder has contravened, is contravening, or is likely to contravene any permit conditions. It is a criminal offence to fail to comply with the terms and conditions in a PPC permit.

Sites that have ceased to accept waste are subject to closure plans which specify the management regimes to be employed in relation to ensuring the protection of the environment and demonstrating, through monitoring, the performance of the site. Landfill sites may not be closed until reports on the condition of the site and aftercare arrangements (including arrangements for the maintenance and monitoring of the landfill site, and for notifying

the waste regulation authority of any significant adverse effects) have been submitted to the Environment Agency and which it is satisfied with.

The EU Commission is currently conducting a review of the IPPC Directive (on which the domestic regime is based) and its implementation. A report is expected in 2007. It is possible that it will lead to more detailed requirements for setting of emission limits in permits and more frequent permit review by the regulatory authorities.

Financial Provision

In order to be granted a PPC permit, an applicant must show that it is a "fit and proper person" (essentially that the applicant had not been convicted of a relevant criminal offence, is technically competent and has made financial provision adequate to discharge the obligations under its permit before commencement of landfilling).

Financial provision can be made in various ways, including guarantees, trusts, insurance, bonds and escrows, however, renewable bonds are the most common mechanism across the industry.

Biffa has provided bonds to the Environment Agency covering all of its landfill sites (operating and closed) in England and Wales where it has financial provisioning obligations.

Tradeable Allowances

The Waste and Emissions Trading Act 2003 permits the Government to set the maximum amounts of biodegradable municipal waste which may be sent to landfill sites. The Government allocates tradeable landfill site allowances under the Landfill Allowance Trading Scheme (**"LATS"**) which permits waste disposal authorities to send an amount of biodegradable municipal waste to landfill sites equal to the amount covered by its allowance in any given year. The intention in England and Wales is that local authorities will be able to buy and sell these allowances from each other. Local authorities that fail to meet diversion targets will be charged a penalty of £150 for every tonne of waste sent to landfill in excess of their allowance.

Over time the LATS may result in the introduction of alternative competitive disposal sources or waste volume reduction methods to restrict the volume of waste reaching landfill. However, it may also force the price for waste disposal higher as Void becomes increasingly scarce. The Government proposes to review the scheme in 2007 to ensure it operates efficiently.

Landfill Tax

Landfill Tax applies to all waste that is disposed of at a licensed landfill site, unless the waste is specifically exempt. Exemptions include waste arising from dredging, mining and quarrying operations and soil from historically contaminated sites. Restoring landfill sites with inert waste is also exempt, but operators must notify HM Revenue and Customs of their intention to commence restoration and await acknowledgement of notification before starting work.

Liability for Landfill Tax rests with the licence-holder of the landfill site, who in turn recovers the tax through the gate fee to the customer. Landfill Tax is charged according to weight with inactive (inert) wastes chargeable at £2 per tonne and from April 2006 all other taxable waste at £21 per tonne. The Government has announced that Landfill Tax is to rise by at least £3 per tonne each year up to £35 per tonne.

Leachate

Leachate is any liquid percolating through the deposited waste and emitted from or contained within a landfill. It may be re-circulated into the landfill from which it was removed as this assists with waste stabilisation. However, on most sites Leachate will eventually need to be removed and managed in an environmentally acceptable manner, such as by treatment or by discharge into sewers. Best practice guidance in relation to Leachate re-circulation is likely to be published in the autumn of 2006 following consultation on draft technical guidance for the treatment of hazardous and non-hazardous Leachate which ended on 31 March 2006. The Environment Agency is also expected to issue advice on whether the practice of using Leachate to irrigate land will fall foul of the ban on liquid wastes when it comes into effect on 30 October 2007.

Waste acceptance criteria

In addition to any requirements of the relevant permit, landfill site operators must comply with waste acceptance criteria (**"WAC"**). This requirement applies to all new landfills and is applied to existing landfills when their permits are reviewed. Landfill operators must visually inspect every load of waste delivered for landfill, must

check that it conforms to its accompanying documentation, and that each waste stream complies with the WAC for that landfill facility, and should keep records of the results for at least two years. The Environment Agency has issued guidance on sampling and testing of wastes to meet landfill waste acceptance procedures.

3. TREATMENT AND RECYCLING

3.1 Treatment

Waste accepted by new and existing hazardous landfill sites must be treated before it can be landfilled. This requirement will apply also to other existing landfills from 30 October 2007. Guidance on the definition of "pre-treatment" is awaited and it is anticipated that this will be published in October 2006.

Waste must be treated unless it is inert waste for which treatment is not technically feasible or other waste the quantity or hazardousness of which would not be reduced by treatment. Where the waste may have been treated by the producer or a third party handler instead of the landfill operator, the landfill operator's duty is to confirm what treatment has been applied or why it was considered unnecessary.

Civic amenity sites and transfer stations require a WML to operate, whilst composting must be carried out under a WML or a licensing exemption registered with the waste regulation authority. Certain treatment facilities are being brought into the PPC permitting regime.

Biffa installed a mechanical biological treatment plant based on ball mill technology at its site at Bursom in Leicester for the purpose of treating municipal waste collected through its contract with Leicester City Council. A by-product of the process is an organic fraction which is treated through anaerobic digestion, with the biogas being used to generate electricity, prior to application of the resultant compost to land. The change to the regulations has prevented use of the compost in the manner originally envisaged and alternatives are being sourced.

3.2 Recycling

The UK is required under Article 5 of the Landfill Directive to reduce, by reference to waste arising in 1995, the amount of biodegradable municipal waste going to landfill sites to 75 per cent. of the 1995 level by 2010, to 50 per cent. by 2013 and 35 per cent. by 2020.

In order to achieve these targets, substantial new waste treatment facilities will need to be permitted (under the WML or PPC regimes), procured and built. These new facilities are likely to include material recycling facilities and mechanical biological treatment plants, composting plants and energy-from-waste facilities.

Recent legislation to prevent the spread of animal disease means that organic material containing kitchen or catering waste must be composted using enclosed or in-vessel techniques, substantially adding to the cost compared to the windrow composting of garden waste alone. Changes to the regulations governing exemptions were recently introduced and restrict the types of materials that can be composted to segregated wastes only. Further changes are planned and a new consultation has been issued which considers whether these further changes are appropriate.

In addition to targets aimed at biodegradable municipal waste, the Government intends to increase the amount of household waste that is recycled or composted. The first stage of this process is through statutory recycling/composting targets set for local authorities. The current targets for recycling/composting are 30 per cent. of all municipal waste by 2010 and 33 per cent. by 2015.

4. HAZARDOUS WASTE

Hazardous waste is waste which contains properties that could make it harmful to human health or the environment and is classified according to the volume, origin, nature of constituents and the concentration of potentially harmful elements that it contains. The List of Wastes (England) Regulations 2005 No. 895 (as amended) provide for the classification of wastes and determine whether they are hazardous wastes for the purposes of the Hazardous Waste Regulations and other regulations concerning landfilling of waste and pollution control. The list of such wastes includes some construction and demolition waste, oils, waste from organic chemical processes (for example, the pharmaceutical, pesticide and healthcare industries) and waste from inorganic chemical processes (for example, the manufacture of acids and alkalis).

Waste regulation authorities were required to classify all sites used for hazardous waste by 16 July 2002; after that date it became an offence for a licence holder to accept hazardous waste at a landfill site not classified for hazardous waste. After 16 July 2004, the practice of co-disposing of hazardous and non-hazardous waste in a

landfill site was also prohibited. As a consequence, the number of landfill sites in the UK receiving a wide range of hazardous waste has been significantly reduced. One of Biffa's landfill sites is licensed to accept hazardous waste and two others are being developed.

The Hazardous Waste Regulations came into force on 16 July 2005 and expand the definition of "hazardous waste" and consolidate the provisions in the previous regulations relating to hazardous (or as it was then known "special") waste. Under these regulations, different categories of hazardous waste must be separated, unless permitted as part of a disposal or recovery operation in accordance with the Waste Framework Directive. It is an offence for premises producing, or for a person removing, hazardous waste to fail to notify the Environment Agency. In addition to requirements to ensure it is properly packaged and labelled, documentation in the statutory form must be completed whenever hazardous waste is removed from premises; records must be kept for three years and consignees must submit quarterly returns to the Environment Agency setting out consignments received during the previous period.

There are restrictions or bans on landfilling the following types of waste:

- whole used tyres (unless used as landfill engineering material, bicycle tyres or certain large diameter tyres);
- shredded used tyres (exceptions as for whole tyres);
- liquid wastes including waste waters but excluding sludge. The prohibition on liquid waste has yet to be applied to existing inert and non-hazardous landfills. A date for application to those types of landfill is expected to be announced by the Government in Autumn 2007;
- waste which in a landfill would be explosive, corrosive, oxidising, flammable or highly flammable;
- hospital and other clinical wastes from medical or veterinary establishments; and
- chemicals from research and development or teaching activities which are unidentified or new and whose effects on man and/or the environment are not known.

5. POWER GENERATION

Breakdown of wastes at a landfill site over time produces Landfill Gas, which mainly consists of methane and carbon dioxide. Normally, a piped collection system is installed in a landfill site to collect the gas and the combustible element is burnt off, or "flared". The collected Landfill Gas can, however, be used to generate electricity which is then sold to electricity suppliers and distributed through local networks.

Legislative initiatives, plus innovations in the efficiency of methane gas fired generators, have encouraged landfill site businesses to add generators to their gas collection systems. These include a requirement under the PPC Regulations to utilise Landfill Gas whenever possible, the climate change levy (**"CCL"**), the Non-Fossil Fuels Obligation, and the Renewables Obligation regime. In addition, renewable electricity generators in England and Wales need to obtain accreditation from the Office of Gas and Electricity Market (**"OFGEM"**), the regulator for the gas and electricity industries, to enable them to sell the electricity they generate from Landfill Gas.

Electricity suppliers are required to register and to pay to HM Revenue and Customs the CCL that is due on the supply of electricity to non-domestic customers unless they make only excluded or exempt supplies. Electricity from qualifying renewable sources, including electricity generated from Landfill Gas, is exempt from the CCL provided that certain conditions are met. Upon satisfying such conditions, OFGEM will issue accredited generators with Levy Exemption Certificates evidencing that electricity is generated from a qualifying renewable source. That electricity can then be sold to suppliers to meet their obligations to customers to match supplies with purchases from renewable sources. The supplier is generally liable to fund any CCL due if there is a shortfall in its purchases from renewable sources.

Historically, renewable energy projects were supported by the Government through the NFFO scheme. The Secretary of State made five consecutive NFFO Orders requiring electricity companies to contract certain amounts of generating capacity from renewable sources, with the Non-Fossil Purchasing Agency being the agent managing the process. Fixed-price, RPI-indexed contracts with terms up to 15 years were awarded to the most competitive renewable projects in five rounds of bidding (1990, 1991, 1994, 1997 and 1998). These contracts run from commissioning of the plant and specify a maximum amount of electricity that can be sold under their terms. The NFFO scheme encouraged the generation of electricity from Landfill Gas by providing premium payments for such electricity. In April 2002, the NFFO was replaced by the Renewables Obligation. As a result, no further rounds of NFFO contracts will be awarded, although contracts from previous rounds will continue to be honoured.

As a support mechanism for renewable electricity generation, the Renewables Obligation scheme requires electricity suppliers to source an increasing proportion of their total electricity supplies in the United Kingdom from renewable energy resources, which includes Landfill Gas, in a proportion rising from 6.7 per cent. in 2006/2007 to 15.4 per cent. by 2015/2016.

The pricing mechanism under the Renewables Obligation scheme is underpinned by Renewables Obligation Certificates. ROCs are marketable securities that can be sold under contract and are used by electricity suppliers to demonstrate that their annual renewable energy obligations have been met. Electricity suppliers must either produce ROCs as evidence of satisfying their obligations and/or pay a buyout price, for any shortfall between the amount of their renewable energy obligation and the number of ROCs they produce. The buyout price currently rises with inflation but from 2015 the Government proposes to freeze the price.

The overall price for electricity sold under the Renewables Obligation scheme is made up of traded tariffs and traded benefits. The tariffs and benefits can be traded either as a package or independently.

The traded tariff price comprises the following:

- *Electricity Supply* — the revenue earned from supplying actual electricity generated to electricity supply companies. The price is determined by the underlying market price for electricity supply (which is common to all methods of electricity generation).

The traded benefit price comprises the following:

- *ROC* — the price received for supplying the ROC to the electricity supplier from the "green generator". The ROC price is fixed by the Government (£33.24 per MWh until 1 April 2007) and inflates annually in line with the Retail Prices Index. A premium to the ROC price can be obtained within the ROC trading market due to the comparative shortage of available ROCs in relation to the renewable energy targets.
- *Levy Exemption Certificate ("LEC")* — a sharing of the levy that the electricity supplier would have otherwise incurred under the climate change levy regulations. The regulations stipulate the payment by the electricity suppliers of a levy of 4.3 per cent. on the total value of electricity sourced from non-renewable energy resources and supplied to customers. The value split applied to the sharing of the (avoided) levy is negotiated between the trading parties.

Renewables Obligation prices are dependent upon the term of the contract agreed as well as the state of the electricity and ROC markets.

The Department for Trade and Industry has announced that it is committed to reducing support for new Landfill Gas projects from 1 April 2009 onwards. Legislation proposed to be introduced in 2007 will bring about a staged reduction in support available. This proposal appears to have been subsumed into the Government's proposals set out in the Energy Review Report 2006 which announced plans to adapt the Renewables Obligation to provide greater support for emerging technologies than for established technologies such as Landfill Gas generation projects. The Government's preferred option (on which it will be consulting) is to introduce a system of banding, such that projects involving emerging technologies are awarded a higher number of ROCs per MWh of electricity generated. Existing Landfill Gas projects and those operational prior to implementation will have their ROC rights preserved for their remaining lifetime. For existing Landfill Gas projects this will be at a level of one ROC per MWh. For projects becoming operational after the changes have been introduced, their entitlement will depend on the band to which they are allocated. Consultation on banding is scheduled for Autumn 2006. Any changes to the Renewables Obligation are to be introduced in 2009/2010, however they are likely to require state aid approval from the EU Commission.

6. FUTURE OUTLOOK

6.1 European Commission

The European Commission issued a Thematic Strategy on the Prevention and Recycling of Waste (**"Thematic Strategy"**) and also a proposal for amendment of the principal EU waste legislation, the Waste Framework Directive, on 21 December 2005.

Landfill

The Thematic Strategy endorses continued action to shift waste away from landfill, but recognises that this will take time and that for some waste streams landfill remains the only available option. Amounts of waste sent to landfill are to be reviewed by the European Commission in 2010, and further restrictions on landfill may be introduced as part of this review.

Other key proposals

The Thematic Strategy envisages amongst other things:

- a future extension of the pollution prevention licensing regime to certain waste management facilities, in particular, bio-treatment facilities;
- the introduction of efficiency criteria for incineration plants involved in energy-from-waste generation; and
- the setting of EU-wide standards for recycling processes and products. Particular waste streams will be considered individually to determine at what point recycled materials should cease to be regarded as waste.

EU Liability Directive

The EU Directive on Environmental Liability (2004/35/EC), which is expected to be implemented in April 2007, will provide another source of liability insofar as it will make operators of hazardous activities, such as waste management and disposal operations, strictly liable for restoring damage that is caused by their activities to land, water, protected habitats and species. However, liability under this directive will not be retrospective.

6.2 UK

The Government conducted a consultation exercise in 2006 in respect of which revisions should be made to its Waste Strategy 2000. It proposed that the overall objectives of a revised waste strategy will be:

- a more integrated approach to policies;
- greater focus on waste prevention;
- increased awareness of waste as a resource; and
- more investment in facilities to divert waste from landfill through material or energy recovery where recycling or composting are not an option.

The current targets for landfill diversion are seen as unambitious. It is proposed that recycling and composting targets for household waste should be increased from 30 per cent. by 2010 and 33 per cent. by 2015, to 40 per cent. by 2010, 45 per cent. by 2015 and 50 per cent. by 2020. In respect of industrial and commercial waste sent to landfill, DEFRA proposes a reduction from 44 per cent. in 2002/3 to 37 per cent. in 2010, 36 per cent. in 2015 and 35 per cent. in 2020. It anticipates that achieving the initial reduction will be assisted by the requirement to treat non-hazardous waste from 2007 leading to more waste segregation and recovery. There is no plan to place individual legal obligations on companies to meet specific targets.

Current review of permitting

In February 2006, the Environmental Permitting Programme (a combined approach being taken by DEFRA, the Environment Agency and the Welsh Assembly) issued proposals for a single permitting system to replace both the WML and PPC regimes, with a single public register of permit holders. DEFRA aims to issue draft regulations for consultation in Autumn 2006 with a view to bringing these into force by the end of 2007. A separate consultation on the inter-relationship with the planning regime is also anticipated.

In summary, a three-tier system is proposed: (i) registered exemptions; (ii) permits incorporating standard rules; and (iii) permits for which bespoke rules are negotiated. Only the person who has control over the activities will be able to obtain a permit but existing permits will be deemed to be issued under the new system without the need to make a fresh application. New permits will be subject to monitoring and periodic review, will be transferable in part as well as in full and operators may apply to surrender a permit which the regulator may approve conditionally or unconditionally. However, penalties under the PPC system will continue to apply.

PART VIII

DIRECTORS, SENIOR MANAGEMENT AND CORPORATE GOVERNANCE

1. DIRECTORS AND SENIOR MANAGEMENT

1.1 Directors

The directors of Biffa as at the date of this document are set out below:

Name	Age	Position	Date appointed to the Board
Bob Davies	57	Non-executive Chairman	May 2006
Martin Bettington	54	Chief Executive Officer	January 2001
Tim Lowth	47	Finance Director	August 2001
Roger Payne	58	Non-executive Director	August 2006
Angie Risley	48	Non-executive Director	August 2006
Gareth Llewellyn	42	Non-executive Director	August 2006

The management expertise and experience of each of the Directors is set out below. Each is a director of Biffa and will assume his/her respective positions following the Severn Trent EGM and on Admission becoming effective.

Bob Davies, Non-executive Chairman

Bob Davies was appointed to the Board in May 2006. Prior to joining Biffa, Bob was Chief Executive of Arriva plc, the transport services group, from 1998 until April 2006. Prior to this he was with East Midlands Electricity Plc for five years as Finance Director then Chief Executive, before which he was Finance Director of Ferranti International Plc and Waterford Wedgwood plc. His earlier career included various senior positions with the Ford Motor Company. Bob was appointed as a non-executive Director of British Energy Group plc in May 2006 and is currently a non-executive director of Barratt Developments PLC and the Sunderland Urban Regeneration Company. He also chairs the Board of Governors of the University of Sunderland.

Martin Bettington, Chief Executive Officer

Martin Bettington has been Managing Director of Biffa Waste Services for 15 years. Martin has been with the Group for over 17 years having joined before Severn Trent bought the business in 1991. As part of the Demerger process, Martin will resign from his position as an executive director of Severn Trent Plc, a position he has held for over eleven years. Martin has a BSc (Hons) (Mech. Eng.) from the City University and an MBA from Manchester Business School.

Tim Lowth, Finance Director

Tim Lowth joined the Group in 1991 and is Finance Director of Biffa Waste Services. Tim qualified as a chartered accountant with Deloitte Haskins & Sells and also worked for Coopers & Lybrand Deloitte. Tim is a trustee and chairman of the Finance and Audit Committee of the Berkshire, Buckinghamshire and Oxfordshire Wildlife Trust. Tim has a BSc in Zoology from the University of Bristol.

Roger Payne, Non-executive Director

Roger Payne was appointed to the Board in August 2006. Prior to joining Biffa, Roger was Finance Director of Rentokil Initial Plc, from 2001 to 2005. On Admission becoming effective, Roger will be the Senior Independent Non-executive Director of Biffa and Chair of the Audit Committee. Roger is also a non-executive director (and audit committee chairman) of LogicaCMG plc and a non-executive director of Nelson and Russell Holdings Ltd. Roger is a chartered certified accountant (FCCA) and an independent member of the remuneration committee of the Association of Chartered Certified Accountants.

Angie Risley, Non-executive Director

Angie Risley was appointed as a Non-executive Director of Biffa in August 2006. Following Admission, Angie will chair the Remuneration Committee. Angie is currently Group Human Resources Director, and a member of the board of Whitbread PLC. Angie is also a member of the Low Pay Commission.

Gareth Llewellyn, Non-executive Director

Gareth joined Biffa as a Non-executive Director in August 2006 and following Admission will chair Biffa's Health & Safety and Environment Committee. Gareth is currently Group Director of Corporate Responsibility at National Grid plc. Prior to this Gareth was Head of Risk at the Environment Agency. Gareth is a non-executive director of both National Grid Property Holdings Limited and the Corporate Responsibility Group Limited.

1.2 Senior Management

Members of Senior Management (who are not directors of Biffa) as at the date of this document are set out below:

Name	Age	Position
Nick Gregg	43	Divisional director — Collection
David Knott	58	Divisional director — Landfill
Bob Tate	58	Divisional director — Special Waste and Power Generation

The principal functions, management expertise and experience of each of the above members of Senior Management are set out below:

Nick Gregg, divisional director — Collection

Nick joined the Group in June 2006 and is divisional director of Collection. Before joining Biffa, Nick was Group Managing Director of ATS Euromaster Limited (a subsidiary of Michelin) and between July 2001 and October 2003 was Sales and Marketing Director then Managing Director of CHEP (a business division of Brambles Industries Plc). Prior to this, Nick ran his own consultancy business after spending 16 years at Mobil Oil Company Limited.

David Knott, divisional director — Landfill

David is divisional director of Landfill and has been with the Group since 2003. David has over 37 years of experience in the waste industry having joined Biffa from Sita UK Limited where he was Midlands Regional Director. Prior to this David worked for other waste management operators including Secure Waste Treatment Limited (as Managing Director), London Waste Ltd, Leigh Environmental and Effluent Disposal Limited. David is a member of The Chartered Institute of Marketing and the Chartered Institution of Wastes Management.

Bob Tate, divisional director — Special Waste and Power Generation

Bob is divisional director of Special Waste and Power Generation. He has been with the Group since 1988 in which time he has been responsible for setting up Biffa Waste Water within Special Waste and established Biffa's Landfill Gas power generation business. Prior to joining Biffa, Bob worked for ten years with ESAB Automation Ltd and GKN Lincoln Electric Limited in Scotland and South-East England, having started his career with Ferranti Limited in Edinburgh.

2. CORPORATE GOVERNANCE

The Board is committed to the highest standards of corporate governance. The Board will fully comply with the Combined Code on and following Admission. The Board will also take account of institutional shareholder and governance rules and guidance on disclosure and shareholder authorisation. The Board intends to meet at least ten times a year and may meet at other times at the request of one or more of the Directors.

For the purposes of assessing compliance with the Combined Code, the Board considers that Roger Payne, Angie Risley and Gareth Llewellyn are non-executive directors who are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment. The Board also considers that Bob Davies was independent on appointment.

The senior independent director is Roger Payne. Roger will serve as an additional contact point for Shareholders should they feel that their concerns are not being addressed through the normal channels. Roger is, furthermore, available to fellow non-executive directors, either individually or collectively, should they wish to discuss matters of concern in a forum that does not include the executive directors.

Following Admission becoming effective, Biffa intends to comply with a code of securities dealings in relation to the Biffa Ordinary Shares which is consistent with the Model Code published in the Listing Rules. The code will apply to the directors of the Company and relevant employees of the Group.

2.1 Committees of Directors

The Board has established four principal committees, the Audit Committee, the Remuneration Committee, the Nomination Committee and the Health & Safety and Environment Committee, each of which will operate within written terms of reference approved by the Board, which are summarised below.

Following Admission becoming effective the members of each committee will be as follows:

	Chairman	Members
Audit Committee	Roger Payne	Angie Risley Gareth Llewellyn
Remuneration Committee	Angie Risley	Bob Davies Roger Payne Gareth Llewellyn
Nomination Committee	Bob Davies	Roger Payne Angie Risley Gareth Llewellyn
Health & Safety and Environment Committee	Gareth Llewellyn	Bob Davies Roger Payne Angie Risley

Audit Committee

The Audit Committee will consist of not less than three members, at least one of whom will have recent and relevant financial experience, and the quorum for meetings of the Audit Committee will be two members. Each of the members of the Audit Committee shall be independent non-executive directors. The chairman of the Audit Committee shall be an independent non-executive director and shall not be the chairman of the Company. The Audit Committee will meet as necessary and at least three times a year.

Its responsibilities will include monitoring the integrity and clarity of Biffa's results and financial statements; reviewing the effectiveness of Biffa's internal controls and risk management systems; reviewing the effectiveness of Biffa's internal audit function; and assessing the independence and objectivity of the external auditors.

Remuneration Committee

The Remuneration Committee will consist of not less than three members and the quorum for meetings of the Remuneration Committee will be two members. Each of the members of the Remuneration Committee shall be independent non-executive directors (and may include the chairman of the Company if he was considered independent upon his appointment). The chairman of the Remuneration Committee shall be an independent non-executive director and shall not be the chairman of the Company. The Remuneration Committee will meet at such times as may be necessary and not less than twice a year.

The Remuneration Committee will be responsible for determining and agreeing with the Board the framework and broad policy for the remuneration (including benefits, pension arrangements and termination payments) of the chairman, executive directors and senior management of the Company.

Nomination Committee

The Nomination Committee will consist of not less than three members appointed by the Board. A majority of members of the Nomination Committee will be independent non-executive directors. The quorum for meetings of the Nomination Committee will be two members. The chairman of the Nomination Committee will be the chairman of the Company or an independent non-executive director, as appointed by the board of directors of the Company, but the chairman of the Company will not chair the Nomination Committee when it is dealing with the appointment of a successor to the chairmanship of the Company. The Nomination Committee will meet at such times as may be necessary and not less than twice a year.

The Nomination Committee's responsibilities include regular reviews of the structure, size and composition of the Board; giving full consideration to succession planning; and evaluating the balance of skills, knowledge and experience of the Board.

Health & Safety and Environment Committee

The Health & Safety and Environment Committee will consist of not less than three members appointed by the Board. Each of the members of the Health & Safety and Environment Committee shall be independent non-executive directors. The quorum for meetings of the Health & Safety and Environment will be two members. The chairman of the Health & Safety and Environment Committee shall be an independent non-executive director and shall not be the chairman of the Company. The Health & Safety and Environment Committee will meet at such times as may be necessary and not less than three times a year.

The Health & Safety and Environment Committee's responsibilities shall be to oversee the Company's health and safety policy and its environmental policy and the arrangements for their implementation and reporting. It will also be responsible for overseeing the Company's arrangements for corporate responsibility including relevant health and safety and environment management controls.

PART IX

SELECTED FINANCIAL INFORMATION

The selected financial information in this Part IX should be read in conjunction with the financial information set out in Parts X: "Operating and Financial Review", XII: "Historical Financial Information", XIII: "Unaudited Pro forma Financial Information" and the rest of this document. Prospective investors should read the whole document and not just rely on key or summarised information set out in this Part IX. The financial information in Parts IX and X has been extracted without material adjustment from the financial information set out in Parts XII and XIII or has been extracted without material adjustment from the accounting records which formed the underlying basis of the financial information presented.

The Historical Financial Information has been prepared in accordance with UK GAAP for FY 03/04 and FY 04/05 and on the basis of IFRS for FY 04/05 and FY 05/06. A qualitative summary of significant differences between UK GAAP and IFRS that impact on the Company is described in paragraph 10 of Part X.

The tables below set out selected information from the Group's consolidated profit and loss accounts, income statements and balance sheets for the periods indicated.

Selected profit and loss account and balance sheet information — UK GAAP basis

	FY 03/04	FY 04/05
	£ million	*£ million*
Group turnover	573.9	629.7
Profit before interest, taxation, goodwill amortisation and exceptional operating items	73.1	78.0
Group operating profit	21.2	35.2
Share of operating profit of joint ventures and associates	1.1	1.3
Profit before interest and taxation	22.3	36.5
Loss on ordinary activities before taxation	(16.7)	(5.2)
Taxation on loss on ordinary activities	(7.8)	(17.9)
Loss for the period	(24.5)	(23.1)
Intangible assets — goodwill	730.4	691.3
Tangible fixed assets	313.2	319.2
Total investments	1.2	1.0
Current assets	153.4	164.9
Current liabilities	(258.3)	(144.5)
Net assets	371.7	342.1

Selected income statement and balance sheet information — IFRS basis

	FY 04/05	FY 05/06
	£ million	*£ million*
Revenue	629.7	712.3
Operating profit	77.1	86.3
Profit before tax	35.7	65.5
Taxation	(17.1)	7.1
Profit for the year	18.6	72.6
Goodwill and other intangible assets	733.5	733.6
Property, plant and equipment and other non current assets	327.4	339.0
Current assets	156.1	173.9
Current liabilities	(162.9)	(349.6)
Net assets	337.5	660.2

PART X

OPERATING AND FINANCIAL REVIEW

The following discussion of Biffa's consolidated financial condition and results of operations should be read in conjunction with the rest of this document, including Biffa's historical consolidated financial statements and the related notes included in Part IX: "Selected Financial Information", Part XII: "Historical Financial Information" and Part XIII: "Unaudited Pro Forma Financial Information". This discussion is based on UK GAAP financial information for FY 03/04 and FY 04/05 and IFRS financial information for FY 04/05 and FY 05/06. For financial periods after FY 05/06, Biffa will prepare its consolidated financial statements solely in accordance with IFRS. Biffa has not prepared any financial statements in accordance with US GAAP or prepared any reconciliation of its financial statements to US GAAP. For a discussion of certain significant differences between UK GAAP, IFRS and US GAAP as they relate to Biffa, see "Qualitative Summary of Significant Differences between UK GAAP, IFRS and US GAAP" below.

The financial information included herein is not indicative of Biffa's consolidated financial position, operating results, changes in equity and cash flows for any future period, or what they would have been had Biffa operated as a separate company during the periods presented.

This Part X contains "forward-looking statements" that are subject to known and unknown risks and uncertainties. Biffa's actual results could differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document, particularly paragraph 1 of Part V entitled "Forward-Looking Statements" and Part II: "Risk Factors".

1. OVERVIEW

Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling, and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

Biffa's business is grouped into four operating divisions:

- *Collection:* Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles which collected over four million tonnes of waste in FY 05/06 from around 80,000 industrial and commercial customers and over one million households, including through two fully integrated waste management contracts under the Private Finance Initiative with Isle of Wight Council and Leicester City Council.
- *Special Waste:* Biffa provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial and commercial customers. The division operates from over 20 locations in the UK and has a dedicated fleet of over 80 specialised vehicles.
- *Landfill:* Biffa is one of the top three operators of landfill services in the UK, and in FY 05/06 handled approximately 7.5 million tonnes of waste at its operational landfill sites. Biffa's 37 operational landfill sites comprise approximately 73 million cubic metres of Consented Void (of which approximately 63 million cubic metres is Operational Void), in addition to which Biffa leases approximately 10 million cubic metres of Consented Void, all of which is Operational Void, to another landfill operator. Biffa also controls approximately 22 million cubic metres of Potential Void. The landfill division's customers include Biffa's collection division, local authorities and most other major waste collection businesses operating in the UK.

  The division also incorporates Biffa's dry waste treatment and recycling business. This comprises 19 transfer stations for the bulking up of waste and 15 facilities for the sorting of recyclable materials such as paper, card, metal, plastics and glass.
- *Power Generation:* Biffa is a significant provider of renewable energy in the UK with approximately 63 MW of installed capacity at its own sites, and interests in approximately 45 MW of installed capacity through joint venture and royalty arrangements. In FY 05/06, Biffa generated approximately 376 GWh of electricity at its own sites with around a further 254 GWh generated through joint ventures and royalty arrangements.

Under UK GAAP, Biffa's total net turnover increased from £573.9 million in FY 03/04 to £629.7 million in FY 04/05 and its gross profit increased from £93.7 million in FY 03/04 to £102.5 million in FY 04/05. Under IFRS, Biffa's total revenue increased from £629.7 million in FY 04/05 to £712.3 million in FY 05/06 and its gross profit increased from £100.7 million in FY 04/05 to £111.4 million in FY 05/06.

2. MATERIAL FACTORS AFFECTING BIFFA'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Biffa believes the following factors have had and/or will continue to have a material effect on its results of operations and financial condition:

- **Governmental legislation and regulation**

The waste management market is a heavily regulated business and is subject to overlapping sets of environmental regulation that derive largely from EU legislation. In addition, Biffa's power generation division is subject to various UK regulations relating to renewable energy sources while its landfill division must seek planning permission from local UK planning authorities to carry out certain of its operations. Actions of governmental entities, from local to national, impact the demand for Biffa's services generally as well as the demand for specific types of services, the price of Biffa's services to its customers as well as the cost of providing such services and the types of services Biffa may offer. As an example, the introduction of Landfill Tax by the Government has contributed to the steady increase in the cost of disposing of waste at Biffa's landfill sites. This increase in landfill disposal costs may have a variety of effects on Biffa's landfill division, from decreasing customer demand to reducing the profit margins it derives from this business. Governmental regulation may also have a positive impact on Biffa's business, such as the expected growth in the treatment and recycling market due to changes in relevant regulations.

- **Demand for integrated waste management**

The waste management industry in the UK has seen a general trend towards an increased demand for waste management companies that can provide an integrated range of waste management services on a national basis as opposed to companies that provide only one service on a limited regional basis. While small regional operators are likely to continue to play an important role in the UK waste management industry due to the high costs of transporting waste, the Directors expect waste management customers, motivated by both governmental regulation and cost, to seek national providers that can offer the full range of waste management solutions. The Directors believe that Biffa's position as a nationally recognised provider of integrated waste management services will aid it in obtaining additional customers, particularly municipal collection contracts from local authorities in the UK.

- **Availability of landfill Void**

Due to increased regulation, landfill Void in the UK, particularly near densely populated urban areas, has become increasingly scarce. This decrease in Void has not been matched by a decrease of the same magnitude in the demand for waste disposal in landfills, resulting in increased prices for landfill disposal. The Directors believe that landfill Void will continue to be limited in the UK as planning restrictions will continue to make it increasingly difficult to find new sites or expand existing sites. In addition, the Directors expect disposal in landfills to remain a significant method of waste disposal in the UK for the next seven to ten years, thereby contributing to a continuing demand for landfill Void.

Continuing demand coupled with decreasing Void may lead to an increase in the rates that Biffa charges to its customers for disposal of waste at landfill sites. However, decreasing landfill Void in the UK may also mean that Biffa, whether through the extension of Consented Void at its current landfill sites or through the purchase of new landfill sites, will be unable to replace Void as it is used. A failure to replace Void may adversely impact the revenues that Biffa derives from its landfill division.

- **Acquisition of the Hales Waste Business**

In June 2003, Biffa acquired the Hales Waste Business for £146 million. This acquisition provided Biffa with additional capabilities in its collection and special waste divisions as well as additional Void. As explained in additional detail in paragraph 3 below, ("Consolidated Results of Operations") the Hales Waste Business transaction increased Biffa's revenues and associated costs and resulted in a one-off exceptional cost of £10.9 million in FY 03/04 relating to the integration of that business with Biffa.

3. CONSOLIDATED RESULTS OF OPERATIONS

The following discussion and analysis of Biffa's annual results of operations and financial condition is based on the Company's historical results. Principally as a result of Biffa's acquisition of the Hales Waste Business in June 2003, Biffa's historical results of operations for FY 03/04 are not directly comparable to subsequent periods as this business was acquired during FY 03/04 and thus this period does not reflect a full year of the operation of this business.

Biffa's historical information for FY 03/04 and FY 04/05 as set out in Section B of Part XII: "UK GAAP Historical Financial Information" has been prepared in accordance with UK GAAP. The historical financial information for FY 04/05 and FY 05/06 set out in Section D of Part XII: "IFRS Historical Financial Information" has been prepared on the basis of IFRS.

3.1 FY 03/04 compared to FY 04/05 under UK GAAP

The following table sets out Biffa's consolidated results of operations for the periods indicated.

Results of operations — UK GAAP basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP
Group turnover	573.9	629.7
Cost of sales	(480.2)	(527.2)
Gross profit	93.7	102.5
Distribution costs	(7.2)	(8.7)
Administrative expenses	(65.3)	(59.0)
Other operating income	—	0.4
Group operating profit	21.2	35.2
Share of operating profit of joint ventures	1.1	1.3
Profit before interest, taxation, goodwill amortisation and exceptional items	73.1	78.0
Goodwill amortisation	(39.9)	(41.5)
Exceptional operating items	(10.9)	—
Profit before interest and taxation	22.3	36.5
Interest receivable and similar income	0.9	1.0
Interest payable and similar charges	(37.8)	(40.5)
Unwinding of discounts on provisions	(2.1)	(2.2)
Loss on ordinary activities before taxation	(16.7)	(5.2)
Taxation on loss on ordinary activities	(7.8)	(17.9)
Loss for the financial year	(24.5)	(23.1)
Dividends	(6.5)	(6.5)
Retained loss	(31.0)	(29.6)

Group turnover

Group turnover represents income receivable in respect of waste management services provided to third party customers. It includes amounts recharged to customers in respect of the Landfill Tax cost incurred by Biffa, but excludes Value Added Tax. Waste management services include the collection, recycling and treatment of waste as well as the sale of electricity generated at Biffa's landfill sites.

For FY 04/05, Biffa's Group turnover increased by £55.8 million, or 9.7 per cent., to £629.7 million from £573.9 million in FY 03/04. This increase was largely due to increases of £28.9 million and £21.0 million in revenue from third parties in the collection and landfill divisions, respectively, from the prior fiscal year. Approximately £30.0 million, or 53.8 per cent., of this increase was due to additional revenue related to the acquisition by Biffa of Hales Waste Business in June 2003 and the corresponding increase in Biffa's collection capabilities and landfill disposal services.

Cost of sales

Significant components of cost of sales include Landfill Tax, the costs of waste disposal at third party facilities, direct labour costs, commercial vehicle costs, waste container costs, depot and site property costs, operational management costs, Void ownership and rental costs, landfill engineering and environmental control costs, plant costs and business rates.

For FY 04/05, Biffa's cost of sales increased by £47.0 million, or 9.8 per cent., to £527.2 million from £480.2 million in FY 03/04. This increase was driven by higher business volumes and increased Landfill Tax.

Cost of sales as a total percentage of turnover remained approximately constant at 83.7 per cent. for both FY 04/05 and FY 03/04.

Distribution costs

Distribution costs primarily consist of the costs of sales and marketing, some of which are shared service costs that are allocated amongst Biffa's four operating divisions.

Distribution costs increased to £8.7 million in FY 04/05 from £7.2 million in FY 03/04. This increase was a result of an increased focus on developing business with new and existing customers.

Administrative expenses

Administrative expenses include goodwill amortisation and certain shared service costs unrelated to Biffa's sales and marketing efforts, such as health and safety, environmental management, technical, finance and accounting, personnel, information technology, company secretarial, insurance administration, and central management.

Goodwill amortisation represents the amortisation of acquired goodwill over a period of 20 years. Currently Biffa's goodwill primarily relates to its acquisition of UK Waste in September 2000, its acquisition of the Hales Waste Business in June 2003 and an internal restructuring undertaken by Severn Trent whereby the waste management business was transferred to Biffa.

Goodwill amortisation increased by £1.6 million from £39.9 million to £41.5 million in FY 04/05, reflecting a full year's charge in respect of the acquisition of the Hales Waste Business.

Administrative expenses excluding goodwill amortisation, decreased to £17.5 million in FY 04/05 from £25.4 million in FY 03/04. Administrative expenses increased £3.0 million in FY 04/05 excluding goodwill amortisation and £10.9 million of exceptional costs relating to the integration of the Hales Waste Business in FY 03/04. Administrative expenses excluding exceptional costs and goodwill amortisation as a total percentage of turnover were 2.8 per cent. in FY 04/05 (FY 03/04: 2.5 per cent.).

Other operating income

Other operating income primarily represents property rental income for such items as grazing rights on restored landfill sites and the siting of mobile phone masts on Biffa property.

Biffa had £0.4 million of other operating income in FY 04/05 arising primarily from property rental. In FY 03/04, in accordance with accounting policies then in use, this item was deducted from cost of sales instead of being treated as other operating income.

Share of operating profit of joint ventures

Share of operating profit of joint ventures represents the Group's share of the profit before interest and tax of its joint venture interests, which consist of Biffa's joint ventures with third parties in relation to its power generation operations.

Biffa's share of operating profit of joint ventures and associates increased to £1.3 million in FY 04/05 from £1.1 million in FY 03/04, an increase of 18.2 per cent. This increase was largely due to the improved performance of the power generation operations that are contained within the joint ventures.

Interest receivable and similar income

Interest receivable and similar income represents income receivable on cash balances.

Interest receivable and similar income increased by 11.1 per cent. in FY 04/05, from £0.9 million in FY 03/04 to £1.0 million in FY 04/05. This increase was due to increased cash balances.

Interest payable and similar charges

Interest payable and similar charges represents interest payable and finance charges in respect of the Group's borrowings as well as the provision of costs for a period of up to 30 years for closure, aftercare and restoration costs for the landfill sites which Biffa operates. These costs are provided for on a discounted basis and a portion of such discounting is unwound each year.

Interest payable and similar charges increased by 7.1 per cent. in FY 04/05, from £37.8 million in FY 03/04 to £40.5 million in FY 04/05. This increase was due to the full year interest effect of the Group's lease out/lease in

finance arrangements relating to collection vehicles and containers, which commenced in July 2003. This increase also resulted from an increase in the non-cash coupon on the Loan Notes held by Severn Trent in accordance with their terms. These Loan Notes were redeemed on 31 March 2006.

Taxation on loss on ordinary activities

For FY 04/05, Biffa's taxation on loss for ordinary activities increased by £10.1 million to £17.9 million from £7.8 million in FY 03/04. This increase in the tax charge in FY 04/05 included a charge of £6.9 million in respect of prior years and reflects the lower level of pre-tax losses in FY 04/05.

3.2 **FY 05/06 compared to FY 04/05 under IFRS**

The following table sets out Biffa's consolidated results of operations for the periods indicated.

Results of operations — IFRS basis

(£ in millions)	FY 04/05 IFRS	FY 05/06 IFRS
Revenue	629.7	712.3
Cost of sales	(529.0)	(600.9)
Gross profit	100.7	111.4
Other income	0.5	0.6
Distribution costs	(8.7)	(9.2)
Administrative expenses	(15.4)	(16.5)
Operating profit	77.1	86.3
Investment revenue	1.0	2.0
Finance costs	(43.5)	(23.8)
Share of results of joint ventures	1.1	1.0
Profit before tax	35.7	65.5
Taxation	(17.1)	7.1
Profit for the year	18.6	72.6

Revenue

Revenue represents income receivable in respect of waste management services provided to third party customers.

For FY 05/06, Biffa's revenue increased by £82.6 million, or 13.1 per cent., to £712.3 million from £629.7 million in FY 04/05. This increase was largely due to increases of £54.1 million and £24.5 million in the revenue (£55.2 million and £37.8 million gross revenue) of the collection and landfill divisions, respectively.

Cost of sales

For FY 05/06, Biffa's cost of sales increased by £71.9 million, or 13.6 per cent., to £600.9 million from £529.0 million in FY 04/05. Cost of sales as a total percentage of revenue remained constant at 84 per cent. The higher costs of sales in absolute terms was due mainly to the growth of Biffa's business and the £3 per tonne increase in the active rate of Landfill Tax on 1 April 2005. The entire cost of Landfill Tax is generally passed on to Biffa's customers although there is no assurance that this practice will continue.

Distribution costs

For FY 05/06, Biffa's distribution costs increased by £0.5 million, or 5.7 per cent., to £9.2 million from £8.7 million in FY 04/05. This increase in distribution costs was due predominantly to increases in the remuneration of sales and marketing staff.

Administrative expenses

Administrative expenses increased to £16.5 million in FY 05/06 from £15.4 million in FY 04/05. This increase in expenses was caused by a range of factors including increased staff remuneration. Administrative expenses as a percentage of revenue decreased from 2.5 per cent. in FY 04/05 to 2.3 per cent. in FY 05/06.

Investment income

Investment income increased in FY 05/06 to £2.0 million from £1.0 million in FY 04/05. This increase was due to interest earned on increased cash balances.

Finance costs

Finance costs comprise interest and *similar charges on* Severn Trent Group loans and finance leases, and interest on discounted provisions and retirement benefit obligations.

Finance costs decreased by 45.3 per cent. in FY 05/06, from £43.5 million in FY 04/05 to £23.8 million in FY 05/06. This decrease was primarily due to a reduction in the non-cash coupon of the Loan Notes held by Severn Trent in accordance with their terms. These Loan Notes were redeemed on 31 March 2006.

Taxation

For FY 05/06 Biffa's taxation decreased by £24.2 million to a credit of £7.1 million from a charge of £17.1 million in FY 04/05. This decrease in the tax charge in FY 05/06 was primarily a result of a tax credit of £27.5 million primarily relating to the resolution with HM Revenue and Customs of a number of outstanding queries relating to computations prior to FY 03/04 with respect to accrued tax liabilities. The FY 04/05 charge included a prior year element totalling £7.1 million. Excluding these one off prior year elements, the charge in FY 05/06 was £20.4 million, compared to £10.0 million in FY 04/05. This increase broadly corresponds with the increase in Biffa's profit before taxation.

4. SEGMENT RESULTS OF OPERATIONS

Biffa's business is grouped into four operating divisions, Collection, Special Waste, Landfill and Power Generation. The following tables provide selected data from results of operations for each of these four divisions for the periods indicated.

The following table shows the turnover/revenue invoiced to third parties, analysed by division, for the periods indicated.

Turnover/Revenue by Segment — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Collection	340.8	369.7	369.7	423.8
Special Waste	39.3	42.0	42.0	41.4
Landfill	183.0	204.0	204.0	228.5
Power Generation	10.8	14.0	14.0	18.6
Total Turnover/Revenue	**573.9**	**629.7**	**629.7**	**712.3**

As used in the discussion of segment results of operations contained in this paragraph 4, "gross revenue" represents the total amount invoiced to all parties, including other Biffa divisions in respect of services provided by each division. Inter-segment revenue represents that part of gross revenue which is invoiced between and within Biffa divisions and consists primarily of revenue charged to Biffa's collection division by Biffa's landfill division for the disposal of waste at Biffa's landfill sites. "Turnover/Revenue" (as used in this discussion of segment results of operations) is therefore the total amount invoiced to third party customers. As used in this discussion of segment results of operations, "operating costs" represents the total operating costs of a division, including costs accrued in respect of services provided by other Biffa divisions, and "PBITA" under UK GAAP and "operating profits" under IFRS reflect profit arising from services provided to third party customers and other Biffa divisions.

Turnover/Revenue by segment — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Gross revenue				
— Collection	345.0	373.8	373.8	429.0
— Special Waste	41.3	46.9	46.9	49.2
— Landfill	235.3	265.0	265.0	302.8
— Power Generation	11.2	14.3	14.3	18.9
Total gross revenue	632.8	700.0	700.0	799.9
Inter-segment revenue	(58.9)	(70.3)	(70.3)	(87.6)
Turnover/Revenue	573.9	629.7	629.7	712.3

Profit by segment — UK GAAP and IFRS basis[1]

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Profit before exceptional items and goodwill amortisation[1]				
— Collection	50.4	52.6	51.6	60.1
— Special Waste	1.5	1.8	1.5	1.9
— Landfill	35.4	40.2	39.7	40.8
— Power Generation	5.5	6.4	5.1	7.5
— Shared service costs	(19.7)	(23.0)	(20.8)	(24.0)
Profit before exceptional items and goodwill amortisation[1]	73.1	78.0	77.1	86.3
Goodwill amortisation	(39.9)	(41.5)	—	—
Exceptional integration costs	(10.9)	—	—	—
UK GAAP PBIT/IFRS operating profit[1]	22.3	36.5	77.1	86.3

(1) Reflects profit arising from services provided to third party customers and other Biffa divisions. "PBIT" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

4.1 Collection

Biffa's collection division provides a significant part of the integrated waste management solutions that the Group offers its customers. Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles. This division handled over four million tonnes of industrial, commercial and municipal waste in FY 05/06 and was responsible for £423.8 million of revenue, representing 59.5 per cent. of Biffa's total revenue, in FY 05/06.

The following table shows the turnover/revenue invoiced to third parties, by the collection division, for the periods indicated.

Turnover/Revenue — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Turnover/Revenue	340.8	369.7	369.7	423.8

FY 04/05 compared to FY 03/04

Turnover increased by £28.9 million or 8.5 per cent. from £340.8 million to £369.7 million. This increase was primarily due to the impact of the acquisition of the Hales Waste Business in June 2003. In addition prices charged to Biffa's industrial and commercial customers were increased as a result of upward pressure on Biffa's operating costs.

FY 05/06 compared to FY 04/05

Revenue increased by £54.1 million or 14.6 per cent. from £369.7 million to £423.8 million. This increase was primarily due to the extra week in FY 05/06 and increases in average prices charged to Biffa's industrial and commercial customers reflecting upward pressures on Biffa's operating costs.

The collection division primarily operates in two market sectors: (i) industrial and commercial; and (ii) municipal. In the industrial and commercial sector, Biffa has approximately 80,000 customers and collected over three million tonnes of waste in FY 05/06. The industrial and commercial sector of Biffa's collection division generated £336.4 million of gross revenue in FY 05/06, representing 78.4 per cent. of gross revenue generated by the collection division and 42.1 per cent. of total gross revenue generated during that period.

Biffa's municipal business works with over 20 local authorities and provides collection services to approximately one million homes in the UK. The municipal sector of Biffa's collection division generated £78.5 million of gross revenue in FY 05/06, representing 18.3 per cent. of gross revenue generated by the collection division and 9.8 per cent. of total gross revenue generated during that period, and collected over 0.8 million tonnes of waste in FY 05/06.

The following table sets out Biffa's collection division's gross revenues and profit for the periods indicated.

Gross revenue and profit — UK GAAP and IFRS basis(1)

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Gross revenue				
— Industrial and commercial	290.4	302.4	302.4	336.4
— Municipal	52.1	64.1	64.1	78.5
— Other revenue	2.5	7.3	7.3	14.1
Total gross revenue	345.0	373.8	373.8	429.0
Operating costs(2)	(294.6)	(321.2)	(322.2)	(368.9)
UK GAAP PBITA/IFRS operating profit(1)	50.4	52.6	51.6	60.1

(1) Reflects profit arising from services provided to third party customers and other Biffa divisions before shared service costs. "PBITA" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

(2) Includes costs accrued in respect of services provided by other Biffa divisions.

The total gross revenue amounts for FY 03/04, FY 04/05 and FY 05/06 above include inter-segment revenues of £4.2 million, £4.1 million and £5.2 million, respectively.

FY 04/05 compared to FY 03/04 under UK GAAP

For FY 04/05, gross revenue for the collection division increased by £28.8 million, or 8.3 per cent., to £373.8 million from £345.0 million in FY 03/04. This increase was largely due to the impact of the acquisition of the Hales Waste Business in June 2003. In addition average prices charged to Biffa's industrial and commercial customers were increased as a result of upward pressures on Biffa's operating costs.

For FY 04/05, operating costs increased by £26.6 million, or 9.0 per cent., to £321.2 million from £294.6 million in FY 03/04. This increase in costs was largely due to the impact of the acquisition of the Hales Waste Business in June 2003 as well as the upward cost pressures arising from increases in Biffa's waste disposal costs and other operating costs.

FY 05/06 compared to FY 04/05 under IFRS

For FY 05/06, gross revenue for the collection division increased by £55.2 million, or 14.8 per cent., to £429.0 million from £373.8 million in FY 04/05. This increase was primarily due to increases in the average prices charged to Biffa's industrial and commercial customers reflecting upward pressures on Biffa's operating costs.

For FY 05/06, operating costs increased by £46.7 million, or 14.5 per cent., to £368.9 million from £322.2 million in FY 04/05. This increase was primarily due to upward cost pressures arising from increases in Biffa's waste disposal costs and the effects of the Road Transport Directive on wage and vehicle costs. The Road Transport Directive is a working time regulation and limits the working hours of the drivers of Biffa's collection vehicles. This limitation on working hours required Biffa to employ additional drivers as well as acquire additional vehicles, thereby increasing operating costs. Increases in operating costs during this period were countered by improved productivity and tight cost control.

4.2 Special Waste

Biffa's special waste division collects, treats and disposes of solid and liquid hazardous waste. Special Waste has four principal revenue streams: (i) recovery and treatment; (ii) transport; (iii) on-site waste management services; and (iv) industrial and environmental services.

The following table shows the turnover/revenue invoiced to third parties, by the special waste division, for the periods indicated.

Turnover/Revenue — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Turnover/Revenue	39.3	42.0	42.0	41.4

FY 04/05 compared to FY 03/04

Turnover increased by £2.7 million, or 6.9 per cent., from £39.3 million to £42.0 million. This increase was primarily due to greater business volumes in the transport and on-site waste management sectors.

FY 05/06 compared to FY 04/05

Revenue decreased by £0.6 million, or 1.4 per cent., from £42.0 million to £41.4 million. This decrease was primarily due to an increasing proportion of work being undertaken for other segments, rather than third party customers.

In FY 05/06, the recovery and treatment business generated £21.0 million of gross revenues, representing 42.7 per cent. of gross revenues generated by the special waste division and 2.6 per cent. of total gross revenue generated during that period. The transport, on-site waste management, and industrial and environmental services businesses produced £9.4 million, £8.9 million and £9.9 million of gross revenues, respectively, in FY 05/06. These revenues represented 19.1 per cent., 18.1 per cent. and 20.1 per cent, respectively, of the special waste division's gross revenues in FY 05/06 and 1.2 per cent., 1.1 per cent. and 1.2 per cent, respectively, of Biffa's total gross revenues during FY 05/06.

The following table sets out Biffa's special waste division's gross revenues and profit for the periods indicated.

Gross revenue and profit — UK GAAP and IFRS basis[1]

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Gross revenue				
— Recovery and Treatment	17.8	20.0	20.0	21.0
— Transport	7.8	8.5	8.5	9.4
— On-site waste management services	7.8	8.9	8.9	8.9
— Industrial and Environmental services	7.9	9.5	9.5	9.9
Total gross revenue	41.3	46.9	46.9	49.2
Operating costs[2]	(39.8)	(45.1)	(45.4)	(47.3)
UK GAAP PBITA/IFRS operating profit[1]	1.5	1.8	1.5	1.9

(1) Reflects profit arising from services provided to third party customers and other Biffa divisions before shared service costs. "PBITA" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

(2) Includes costs accrued in respect of services provided by other Biffa divisions.

The total gross revenue amounts for FY 03/04, FY 04/05 and FY 05/06 above include inter-segment revenues of £2.0 million, £4.9 million and £7.8 million, respectively.

FY 04/05 compared to FY 03/04 under UK GAAP

For FY 04/05, gross revenue for Special Waste increased by £5.6 million, or 13.6 per cent., to £46.9 million from £41.3 million in FY 03/04. This increase was a result of general increases in each of the division's activities.

Operating costs increased to £45.1 million in FY 04/05, a 13.3 per cent. increase from FY 03/04. This increase primarily corresponded with an increase in the activities of the special waste division.

FY 05/06 compared to FY 04/05 under IFRS

For FY 05/06, gross revenue for Special Waste increased by £2.3 million, or 4.9 per cent., to £49.2 million from £46.9 million in FY 04/05. This increase was primarily due to £1.0 million and £0.9 million increases in the recovery and treatment, and transport services businesses, respectively.

Operating costs increased to £47.3 million in FY 05/06, a 4.2 per cent. increase from FY 04/05. This increase was commensurate with the increase in Special Waste's revenue.

4.3 **Landfill**

Biffa's landfill division provides landfill, and treatment and recycling services for the Group's other business divisions as well as for third parties. Currently, approximately 22 per cent. of waste landfilled by the Group is sourced by Biffa's collection division, approximately 36 per cent. is from local authority contracts (both Biffa and third parties) and the remainder is from other third parties, including all of Biffa's main competitors.

The following table shows the turnover/revenue invoiced to third parties by the landfill division for the periods indicated.

Turnover/Revenue — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Turnover/Revenue	183.0	204.0	204.0	228.5

FY 04/05 compared to FY 03/04

Turnover increased by £21.0 million or 11.5 per cent. from £183.0 million to £204.0 million. This increase was primarily due to the impact of the acquisition of the Hales Waste Business in June 2003 and increases in Landfill Tax recharges and gate fees charged to Biffa's landfill customers.

FY 05/06 compared to FY 04/05

Revenue increased by £24.5 million or 12.0 per cent. from £204.0 million to £228.5 million. This increase was primarily due to the extra week in FY 05/06 and increases in Landfill Tax recharges and gate fees charged to Biffa's landfill customers.

Biffa's landfill division generated £302.8 million of gross revenues in FY 05/06, which represented 37.9 per cent. of Biffa's total gross revenues for that period.

The following table sets out Biffa's landfill division's gross revenues and profit for the periods indicated.

Gross revenue and profit — UK GAAP and IFRS basis[1]

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Gross revenue				
— Landfill gate fees	89.9	99.5	99.5	102.0
— Recharged Landfill Tax	91.3	99.2	99.2	118.8
— Transfer station	34.9	41.3	41.3	54.1
— Other revenue	19.2	25.0	25.0	27.9
Total gross revenue	235.3	265.0	265.0	302.8
Operating Costs[2]				
— Landfill Tax	(91.3)	(99.2)	(99.2)	(118.8)
— Other operating costs	(108.6)	(125.6)	(126.1)	(143.2)
Total operating costs[2]	(199.9)	(224.8)	(225.3)	(262.0)
UK GAAP PBITA/IFRS operating profit[1]	35.4	40.2	39.7	40.8

(1) Reflects profit arising from services provided to third party customers and other Biffa divisions before shared service costs. "PBITA" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

(2) Includes costs accrued in respect of services provided by other Biffa divisions.

Landfill Tax is payable on a per tonne basis and, as it is the liability of the licence or permit holder, is included in Biffa's cost of sales. In common with most landfill operators, Biffa recharges its customers an amount equal to this tax, this amount being included within its gross revenues. Landfill Tax therefore has the effect of increasing gross revenue and cost of sales and, on its own, diluting margin.

The landfill division's transfer station activities generate revenues by charging fees for the deposit of waste at transfer stations by Biffa's other divisions or third parties. Waste is deposited at transfer stations due to distance from landfills, vehicle capacity or other factors that make it more efficient for a collector of waste to use a transfer station as opposed to directly disposing of waste at a landfill site. Biffa's transfer stations include its dry waste treatment and recycling business. The other revenues generated by the landfill division includes fees associated with the treatment and recycling of dry waste, such as paper, card, metal, plastics and glass, as well as fees charged for the disposal of certain specialised items, such as topsoil.

The total gross revenue amounts for FY 03/04, FY 04/05 and FY 05/06 above include inter-segment revenues of £52.3 million, £61.0 million and £74.3 million, respectively. The substantial majority of these inter-segment revenues are charged to the collection division in connection with its disposal of waste at the landfill division's transfer stations and landfill sites. The increase in inter-segment revenues from FY 03/04 to FY 05/06 resulted primarily from the increased collection activities of the collection division and the resulting requirements for waste disposal.

FY 04/05 compared to FY 03/04 under UK GAAP

For FY 04/05, gross revenue for Landfill increased by £29.7 million, or 12.6 per cent., to £265.0 million from £235.3 million in FY 03/04 (with waste volumes increasing to 8.0 million tonnes in FY 04/05 from 7.6 million tonnes in FY 03/04). This increase comprised £9.6 million from waste inputs into landfill sites, £7.9 million from increased recharges to customers in respect of Landfill Tax, £6.4 million arising from growth in the division's transfer station activities, and £5.8 million from other sources of revenue. These increases were largely due to the impact of the acquisition of the Hales Waste Business in June 2003.

Operating costs increased to £224.8 million in FY 04/05, a 12.4 per cent. increase from FY 03/04. Within this increase Landfill Tax accounted for £7.9 million (an 8.6 per cent. increase from FY 03/04) and other operating costs increased by £17.0 million (15.7 per cent.). These increases were largely due to the impact of the Hales Waste Business and, in the case of the Landfill Tax, by the increase in tax rate to £3 per tonne from 1 April 2004.

FY 05/06 compared to FY 04/05 under IFRS

For FY 05/06, gross revenue for Landfill increased by £37.8 million, or 14.3 per cent., to £302.8 million from £265.0 million in FY 04/05 (with waste volumes decreasing to 7.5 million tonnes in FY 05/06 from 8 million tonnes in FY 04/05). This increase comprised £2.5 million from waste inputs into landfill sites, £19.6 million from increased recharges to customers in respect of Landfill Tax, £12.8 million arising from growth in the division's transfer station and tax free zone activities, and £2.9 million from other sources of revenue.

Operating costs increased to £262.0 million in FY 05/06, a 16.3 per cent. increase from FY 04/05. Within this increase Landfill Tax accounted for £19.6 million (19.8 per cent.), primarily due to the rate for landfilling active waste having increased by £3 per tonne from 1 April 2005. As discussed above, the entire amount of Landfill Tax was recharged to customers during this period. Other operating costs increased by £17.1 million (13.6 per cent.) principally as a result of increased volumes through Biffa's transfer stations.

4.4 Power Generation

Biffa's power generation division generates the majority of its revenues through the sale of power generated by Landfill Gas. Currently this division has interests in installed power generation capacity of 108 MW and a further 4 MW are in development over the next 2 years. The power generation division wholly owns landfill sites with 63 MW of installed capacity, has joint ventures with respect to a further 15 MW of installed capacity and receives royalties from landfill sites with a further 30 MW of installed capacity.

In addition, Power Generation, driven by the EU Landfill Directive's aim of reducing the amount of waste deposited into landfills, is developing alternative fuels for power generation from the waste it receives at its landfill sites.

The following table shows the turnover/revenue invoiced to third parties by the power generation division for the periods indicated.

Turnover/Revenue — UK GAAP and IFRS basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Turnover/Revenue	10.8	14.0	14.0	18.6

FY 04/05 compared to FY 03/04

Turnover increased by £3.2 million, or 29.6 per cent., from £10.8 million to £14.0 million. This increase was primarily due to additional power generation capacity brought into operation at a number of landfill sites.

FY 05/06 compared to FY 04/05

Revenue increased by £4.6 million, or 32.9 per cent., from £14.0 million to £18.6 million. This increase was primarily due to the extra week in FY 05/06, additional power generation capacity brought into operation and the back-dated entitlement of some prior year output to ROC's.

Biffa's power generation division produced gross revenues of £18.9 million in FY 05/06, which represented 2.4 per cent. of Biffa's gross revenue for that period.

The following table sets out Biffa's power generation division's gross revenues and profit for the periods indicated.

Gross revenue and profit — UK GAAP and IFRS basis[1]

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP	FY 04/05 IFRS	FY 05/06 IFRS
Gross revenue	11.2	14.3	14.3	18.9
Operating costs[2]	(6.8)	(9.2)	(9.2)	(11.4)
Share of profits of joint ventures	1.1	1.3	—	—
UK GAAP PBITA/IFRS operating profit[1]	5.5	6.4	5.1	7.5

(1) Reflects profit arising from services provided to third party customers and other Biffa divisions before shared service costs. "PBITA" under UK GAAP includes the Group's share of the pre-tax operating profit of joint ventures and associates whereas "operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

(2) Includes costs accrued in respect of services provided by other Biffa divisions.

The total gross revenue amounts for FY 03/04, FY 04/05 and FY 05/06 above include inter-segment turnover/revenues of £0.4 million, £0.3 million and £0.3 million, respectively.

FY 04/05 compared to FY 03/04 under UK GAAP

For FY 04/05, gross revenue for Power Generation increased by £3.1 million, or 27.7 per cent., to £14.3 million from £11.2 million in FY 03/04. This increase was largely due to additional power generation capacity brought into operation at a number of landfill sites.

Operating costs increased to £9.2 million in FY 05/06, a 35.3 per cent. increase from FY 04/05, principally as a result of the additional capacity brought into operation.

Share of profits of joint ventures increased by £0.2 million to £1.3 million due to increased output from generators owned by the joint ventures.

FY 05/06 compared to FY 04/05 under IFRS

For FY 05/06, gross revenue for Power Generation increased by £4.6 million, or 32.2 per cent., to £18.9 million from £14.3 million in FY 04/05. This increase reflected additional capacity coming into operation and the back-dated entitlement of some prior year output to ROCs.

Operating costs increased to £11.4 million in FY 05/06, a 23.9 per cent. increase from FY 04/05 principally due to increased capacity coming into operation.

5. LIQUIDITY AND CAPITAL RESOURCES

5.1 Overview

Biffa's principal source of liquidity in FY 03/04, FY 04/05 and FY 05/06 has been cash generated from operating activities.

Biffa's principal uses of cash have been and are expected to continue to be the funding of operating expenses, working capital growth and capital expenditures. In particular these include: (i) additions to, and maintenance of, the Group's fleet of vehicles and the container and equipment needs of its operations; (ii) the construction and expansion of its landfills as well as capping, closure and post-closure activities at such landfills; and (iii) refurbishments and improvements at its depots, power generation sites, treatment and recycling facilities and other locations.

Cash flows generated from operating activities historically have been sufficient to enable Biffa to meet its obligations. Principally as a result of growth in Biffa's business, the capital requirements of its operations and the separation from Severn Trent, Biffa will continue to depend on cash flows generated by operating activities and will also require access to various financing resources for the future successful operation of its business.

At the end of FY 05/06, the Group's cash and cash equivalents under IFRS totalled £23.2 million all held in pounds sterling, in comparison to £15.4 million and £1.3 million at the end of FY 04/05 and FY 03/04 respectively under UK GAAP.

As at the end of FY 05/06, Biffa's fixed rate financial liabilities totalled £214.7 million.

The Biffa Group has no exposure to currencies or hedging arrangements. See Note 18 to the IFRS Historical Financial Information for a more detailed description of Biffa's financial instruments.

5.2 Cash Flow

Cash flow data — UK GAAP basis

(£ in millions)	FY 03/04 UK GAAP	FY 04/05 UK GAAP
Net cash inflow from operating activities	103.6	132.1
Dividends received from associates and joint ventures	1.1	1.3
Returns on investments and servicing of finance	(14.2)	(20.7)
Taxation	(9.7)	(10.7)
Capital expenditure and financial investment	(71.7)	(64.3)
Acquisitions	(148.9)	(1.5)
Equity dividends paid	(6.5)	(6.5)
Net cash (outflow)/inflow before use of liquid resources and financing	(146.3)	29.7
Management of liquid resources	—	(3.4)
Net cash inflow/(outflow) from financing	134.7	(8.1)
(Decrease)/increase in net cash	(11.6)	18.2

FY 04/05 compared to FY 03/04 under UK GAAP

Net cash inflow from operating activities

Net cash inflow from operating activities increased by £28.5 million to £132.1 million in FY 04/05 from £103.6 million in FY 03/04. This increase was primarily due to increased profits arising from the acquisition of the Hales Waste Business and the fact that Biffa's profits in FY 03/04 were depressed by the one-off cost of integrating that acquisition.

Returns on investments and servicing of finance

Biffa's returns on investments and servicing of finance increased from a cost of £14.2 million in FY 03/04 to a cost of £20.7 million in FY 04/05, an increase of 45.8 per cent. This increase was due to the additional borrowings taken on to finance the acquisition of the Hales Waste Business and to an increase in the interest rate on the Loan Notes.

Capital expenditure and financial investment

Capital expenditure and financial investments decreased to £64.3 million in FY 04/05 from £71.7 million in FY 03/04. This decrease was due primarily to a one-off reduction in vehicle purchases due to the reduced need for vehicles arising from the integration of the Hales Waste Business and the vehicles that were acquired as part of this acquisition.

Acquisitions

Acquisitions decreased from £148.9 million in FY 03/04 to £1.5 million in FY 04/05. This decrease primarily reflects the acquisition of the Hales Waste Business in June 2003 for approximately £146 million.

Additional information regarding Biffa's acquisitions during these periods is set out in Notes 11 and 10 respectively to the UK GAAP Historical Financial Information and IFRS Historical Financial Information.

Net cash inflow/(outflow) from financing

Biffa's net cash inflow/(outflow) from financing decreased from an inflow of £134.7 million in FY 03/04 to an outflow of £8.1 million in FY 04/05. The inflow in FY 03/04 relates to the additional inter-company loans and finance leases used to finance the acquisition of the Hales Waste Business. The outflow in FY 04/05 primarily reflects repayments in respect of financial leases.

FY 05/06 compared to FY 04/05 under IFRS

The following table summarises the principal components of Biffa's consolidated cash flows for the periods indicated:

Cash flow data — IFRS basis

(£ in millions)	FY 04/05 IFRS	FY 05/06 IFRS
Cash generated from operations	125.4	121.7
Net interest paid	(21.5)	(21.2)
Tax paid	(10.7)	(1.4)
Net cash from operating activities	93.2	99.1
Net cash used in investing activities	(64.4)	(72.9)
Net cash used in financing activities	(14.7)	(18.4)
Net increase in cash and cash equivalents	14.1	7.8

Cash generated from operations

Cash generated from operations was £121.7 million in FY 05/06 compared to £125.4 million in FY 04/05. This decrease was primarily due to an increase in Biffa's working capital.

Net interest paid

Net interest paid remained broadly consistent from FY 04/05 to FY 05/06.

Tax paid

Tax paid decreased from £10.7 million in FY 04/05 to £1.4 million in FY 05/06, primarily due to the resolution with HM Revenue and Customs of queries relating to computations prior to FY 03/04 with respect to accrued tax liabilities.

Net cash flow used in investing activities

Net cash used in investing activities increased from £64.4 million in FY 04/05 to £72.9 million in FY 05/06. As described above the FY 04/05 figure was reduced due to the Hales Waste Business integration. The increase in FY 05/06 is a return to normal levels of investment.

Net cash used in financing activities

Net cash used in financing activities increased from £14.7 million in FY 04/05 to £18.4 million in FY 05/06. This increase was caused by increased repayments on finance leases.

5.3 External funding, financing and indebtedness — credit facilities

On 30 August 2006, a subsidiary of Biffa entered into a £460 million unsecured dual tranche credit facility (comprising a £310 million term loan facility and a £150 million revolving credit facility) (the **"Facility Agreement"**) for the general corporate purposes of the Biffa Group. Loans may be drawn down (i) under the term loan facility, for a period up until 30 April 2007, and (ii) under the revolving credit facility, for a period up until one month before the termination date of the Facility Agreement. A maximum of ten loans may be outstanding at any time under the Facility Agreement. All loans under the Facility Agreement must be repaid in full by the termination date which is five years after the date of the Facility Agreement. See paragraph 18.1 of Part XIV: "Additional Information" for a more detailed description of the Facility Agreement and its terms and conditions.

As at the date of this Prospectus Biffa had not drawn upon either tranche of the Facility Agreement.

As at 31 March 2006, the Company had obligations under financing leases of £46.1 million.

5.4 Off-Balance Sheet Arrangements

Biffa does not currently have any material off-balance sheet arrangements but see below (paragraph 6) for contractual obligations and commercial commitments.

5.5 Capital Expenditures

Biffa's capital expenditures consist primarily of expenditures on vehicles and waste containers for the collection division as well as site engineering costs incurred by the landfill division. As discussed above, Biffa's capital expenditures have remained relatively constant in FY 03/04 and FY 05/06, with the exception coming from a drop in capital expenditures in FY 04/05 related to the acquisition of the Hales Waste Business and its assets.

Based on existing conditions and current operations, Biffa expects to incur total capital expenditures for the year ending 30 March 2007 in an amount equal to approximately 1.2 to 1.4 times the amount of depreciation for such period. Such capital expenditures are anticipated to relate primarily to vehicles and waste containers as well as landfill site engineering costs. Biffa expects to fund such expenditures through cash generated by operating activities.

5.6 Treasury Policies and Management

Biffa's treasury policies are designed to ensure that adequate financial resource are available for the development of the Group's businesses. The Directors believe that the planned sources of finance will be adequate to fund all required capital expenditure and technological investment.

6. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The table below sets out information relating to the Group's contractual obligations and commercial commitments as at 31 March 2006.

Contractual Obligations and Commercial Commitments (£ in millions)	Total	From 0 to 5 Years	More than 5 Years
Operating leases for land and buildings	57.1	13.3	43.8
Other operating leases	15.9	14.8	1.1
Contracted capital expenditure	6.6	6.6	—
Onerous contracts	1.7	1.7	—
Related party loans	307.7	196.8	110.9
Finance leases	46.1	32.8	13.3
Total	435.1	266.0	169.1

The Group estimates that landfill reinstatement and environmental costs of £66.6 million will be incurred if the unutilised Void space available at 31 March 2006 is used in the future.

7. QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The principal categories of market risk the Group is exposed to are interest rate risk, credit risk, price risks for recyclable materials, and energy and fuel price risk.

- **Interest Rate Risk**

The Group has interest rate risk in relation to its borrowings under the Facility Agreement. Interest under the Facility Agreement will be the aggregate of LIBOR plus the margin plus any mandatory costs payable by Biffa. The margin is calculated by reference to a ratchet which moves according to the leverage ratio, which is the ratio of consolidated net financial indebtedness to consolidated EBITDA for each interest period. To the extent that LIBOR and the leverage ratio increase in the future, the Group will be subject to increased interest costs under the Facility Agreement. As at the date of this Prospectus, there are no amounts outstanding under the Facility Agreement.

- **Credit Risk**

The Group's credit risk relates to the ability of its customers to meet their payment obligations when they fall due. The Group's receivable accounts are not typically covered by collateral or credit insurance and the Group therefore bears the risk that its customers will be unable to pay against such accounts. In the event that any of the Group's larger customers are unable to pay against their receivable accounts, the Group could suffer from a decline in profitability. Although the Group has procedures in place to limit exposure to its customers' credit risk, the Group cannot guarantee that it will be able to recover debts from customers who fail to pay.

- **Price Risks for Recyclable Materials**

The Group processes recyclable materials such as paper, cardboard, plastics, wood and metals for sale to third parties, generally at current market prices. All of these materials are subject to significant price fluctuations, which are driven by general market and economic conditions. These price fluctuations may affect the Group's future operating income and cash flows. The Group has not entered into financial swaps or other hedging arrangements to mitigate its risk to fluctuations in commodity prices.

- **Price Risks for Energy Sales**

Although the power generation division generally markets and sells electricity pursuant to long-term sales agreements, it also receives revenues under other contracts without fixed prices and/or quantities. Therefore, a portion of Power Generation's revenues may be affected by price fluctuations in the energy market. Prices in the energy market are driven by a variety of factors including relative costs of energy sources and events impacting demand, such as general economic events. The Group has not entered into financial swaps or other hedging arrangements to mitigate its risk to fluctuations in energy prices.

- **Fuel Price Risk**

Biffa uses significant amounts of fuel to run its collection and transfer vehicle fleet. The price and supply of fuel is unpredictable and fluctuates based on events outside its control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. These price fluctuations may affect the Company's future operating income and cash flows. The Group has not entered into financial swaps or other hedging arrangements to mitigate its risk to fluctuations in fuel prices.

8. TRANSITION TO IFRS

This Prospectus contains financial information for:

- FY 03/04 and FY 04/05 prepared under UK GAAP; and
- FY 04/05 and FY 05/06 prepared under IFRS.

As IFRS differs in certain material respects from UK GAAP, a description of significant differences between IFRS and UK GAAP is set out in paragraph 10 of this Part X. See Part XII: "Historical Financial Information" for each of these sets of financial statements, including Note 32 to Section D of Part XII: "IFRS Historical Financial Information", for a reconciliation of net assets and profit under UK GAAP to IFRS for FY 04/05.

Historically, the Group has prepared consolidated statutory accounts in accordance with UK GAAP, including those for FY 05/06. For financial periods after FY 05/06, Biffa will prepare its consolidated statutory accounts solely on the basis of IFRS.

The transition to IFRS represents a change in the reporting format and requirements of Biffa but will not result in any fundamental change in the structure of its business or the way that it is managed on a day-to-day basis or its profile of actual cash generation.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain of Biffa's accounting policies are particularly important to the preparation and explanation of its results of operations and require Biffa to make assumptions, estimates and judgments that affect its financial statements. On an ongoing basis, the Directors evaluate their assumptions, estimates and judgments based on historical experience and other factors and assumptions that they believe to be reasonable under the circumstances. The Directors believe that the most critical accounting policies that involve the Directors' judgment and estimates are the following:

9.1 Tangible Fixed Assets/Property, Plant and Equipment and Depreciation — Landfill sites

Treatment under UK GAAP

Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset is depreciated over the estimated life of the site on the basis of the usage of Void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

Treatment under IFRS

Biffa's policies for property, plant and equipment and depreciation have not changed materially under IFRS.

9.2 Amortisation of Goodwill

Treatment under UK GAAP

Goodwill is amortised over its estimated useful economic life.

Treatment under IFRS

Goodwill is not amortised but is subject to annual impairment reviews.

9.3 Impairment of Goodwill and Fixed Assets

Treatment under UK GAAP

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Treatment under IFRS

Biffa's policies for impairment of goodwill and property, plant and equipment have not changed materially under IFRS. However the impairment of goodwill is reviewed annually rather than only when there is a triggering event.

9.4 Environmental Control and Aftercare Costs

Treatment under UK GAAP

Environmental control costs are incurred over the operational life of each landfill site and aftercare costs may be incurred for a considerable period thereafter. Provision for all such costs is made pro rata to void usage, this being a reasonable approximation to the point at which liability arises. Long-term aftercare provisions are calculated

based on the NPV of estimated future costs by applying an appropriate discount rate. The effect of the unwinding of the discount element on existing provisions is reflected in the financial statements as a finance charge.

Treatment under IFRS

Biffa's policies for environmental control and aftercare costs have not changed materially under IFRS.

9.5 Pension Costs

Treatment under UK GAAP

For the purposes of the UK GAAP Historical Financial Information, pension costs have been calculated in accordance with SSAP 24.

Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the Group. Certain additional disclosures in relation to the defined benefit schemes, as required under the transitional provisions of FRS 17, are provided in the UK GAAP Historical Financial Information.

Costs of defined contribution pension schemes are charged to the income statement in the period in which they fall due.

Treatment under IFRS

For the purposes of the IFRS Historical Financial Information, pension liabilities and costs are accounted for under IAS 19.

Defined benefit pension scheme assets are measured using bid price. Defined benefit pension scheme liabilities are measured at the balance sheet date by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Costs of defined contribution pension schemes are charged to the income statement in the period in which they fall due.

10. QUALITATIVE SUMMARY OF CERTAIN DIFFERENCES BETWEEN UK GAAP, IFRS AND US GAAP

The historical financial information of Biffa included in Section B of Part XII of this document has been prepared and presented in accordance with UK GAAP. Certain differences exist between UK GAAP and US GAAP which might be material to the financial information herein.

The historical financial information of Biffa included in Section D of Part XII of this document has been prepared and presented on the basis of IFRS. Certain differences exist between IFRS and US GAAP which might be material to the financial information herein.

The matters described below summarise certain differences between UK GAAP, IFRS and US GAAP that may be material to the Company. The Company is responsible for preparing the summary below. The Company has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between US GAAP and either of UK GAAP or IFRS and has not quantified such differences.

Accordingly, no assurance is provided that the following summary of certain differences between UK GAAP, IFRS and US GAAP is complete.

Had the Company undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly, the Company can provide no assurance that the identified differences in the summary below represent all principal differences relating to Biffa. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the Historical Financial Information. No attempt has been made to identify future differences between UK GAAP, IFRS and US GAAP as the result of prescribed changes in accounting standards,

transactions or events that may occur in the future. Regulatory bodies that promulgate UK GAAP, IFRS and US GAAP have significant ongoing projects that could affect future comparisons such as this one between UK GAAP and US GAAP and IFRS and US GAAP. Future developments or changes in either UK GAAP, IFRS or US GAAP may give rise to additional differences between UK GAAP, IFRS and US GAAP, which could have a significant impact on the Company. In preparing the financial information included in Section D of Part XII of this document, the Directors have elected to apply certain transitional arrangements permitted by IFRS 1 (First time Adoption of International Reporting Standards). These transitional arrangements are set out in Note 32 of the IFRS Historical Financial Information and are not covered by the summary below.

Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP, IFRS and US GAAP, and how these differences might affect the financial information herein.

UK GAAP	IFRS	US GAAP
Landfill costs, environmental liabilities and aftercare costs		
Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset, is depreciated over the estimated life of the site on the basis of the usage of void space.	The accounting treatment under IFRS is similar to UK GAAP. The guidance in IAS 37 ("Provisions, contingent liabilities and contingent assets") has been applied.	There are several accounting standards under US GAAP that cover the accounting for landfill costs and environmental liabilities. The primary guidance is in SoP 96-1 ("Environmental Remediation Liabilities"), FAS 143 ("Accounting for Asset Retirement Obligations") and FAS 5 ("Accounting for Contingencies").
Provision for the cost of reinstating landfill sites is in accordance with FRS 12 ("Provisions, contingent liabilities and contingent assets") and is made over the operational life of each landfill site and charged to the profit and loss account as the obligation to reinstate the site arises.	Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset, is depreciated over the estimated life of the site on the basis of the usage of void space.	Cost incurred on expenditures for landfill, including and, permitting, excavation, liner material and installation, landfill leachate systems, landfill gas collection systems, environmental monitoring equipment for ground water and landfill gas, directly related engineering, capitalised interest and on-site road construction and other capital infrastructure costs are capitalised. The cost basis of landfill assets also includes estimates of future costs associated with the retirement of such assets including landfill final capping, closure and post-closure activities in accordance with FAS No. 143 and its Interpretations.
Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made as environmental and aftercare liability arises in accordance with FRS 12. Long term aftercare provisions are calculated based on the net present value of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial statements as a finance charge.	Provision for the cost of reinstating landfill sites is in accordance with IAS 37 ("Provisions, contingent liabilities and contingent assets") and is made over the operational life of each landfill site and charged to the profit and loss account as the obligation to reinstate the site arises.	Such amounts are provided at fair value. Interest accretion on final capping, closure and post-closure liabilities are recorded using the effective interest method.
	Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made as environmental and aftercare liability arises in accordance with IAS 37. Long term aftercare provisions are calculated based on the net present value of estimated future	Amortisation of landfill sites would be performed using an appropriate basis to show usage over useful economic life, such as

UK GAAP	IFRS	US GAAP
	costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial statements as a finance charge.	any units-of-consumption basis. Environmental liabilities are subject to judgment and are based on laws and regulations which may change over time. Where such liabilities are probable and reasonably estimable these would be accrued in accordance with FAS 5.

Cash flow statements

UK GAAP	IFRS	US GAAP
Under FRS 1, "Cash Flow Statements" (revised 1996), cash includes deposits and overdrafts repayable on demand while movements on short-term investments are included in management of liquid resources.	Under IFRS, cash may include overdrafts repayable on demand *but not* short-term bank borrowings, which are considered to be financing flows. Biffa considers its overdraft to be a financing flow. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent only when it has a maturity of three months or less from its acquisition date. Biffa has classed certain investments that meet this criteria as cash equivalents whereas under UK GAAP these are treated as short-term investments.	Under US GAAP, cash and cash equivalents are defined as including highly liquid short-term investments, with original maturities of three months or less, and excludes overdrafts.
Under UK GAAP, cash flows are presented in the following categories: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing.	Under IAS 7 cash flows are presented under three categories: (i) operating activities; (ii) investing activities; and (iii) financing activities. IAS 7 does not require a reconciliation of movements in cash flows to movements in net debt.	Under US GAAP, cash flows are presented in three categories: (i) operating, (ii) investing and (iii) financing activities. Cash flows arising from taxation and servicing of finance would be included as operating activities, cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and equity dividend payments would be included as a financing activity.

Business combinations, goodwill and intangible assets

UK GAAP	IFRS	US GAAP
UK GAAP requires that, under the purchase method, the cost of investment is allocated to the acquired entity's assets and	IFRS requires that the cost of investment is allocated to the acquired entity's assets and liabilities and contingent liabilities	US GAAP requires that the cost of investment is assigned to the acquired entity's tangible and identifiable intangible assets and

UK GAAP	IFRS	US GAAP
liabilities and contingent liabilities assumed based on fair values to the acquirer when the acquisition becomes unconditional. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. FRS 7 also requires fair value of contingent assets although the requirement to apply this is rare in practice.	assumed based on fair values to the acquirer at the date of acquisition.	liabilities assumed based on fair values to the acquirer at the date of acquisition.
Under UK GAAP, FRS 10 "Goodwill and Intangible Assets", for periods ending on or after 23 December 1998, the excess of the purchase price paid over the underlying fair value allocated to the assets and liabilities must be recognised as goodwill.	IFRS prescribes the allocation of the excess consideration to more categories of intangible assets (such as customer lists) with goodwill being a residual asset.	The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets (including intangible) and liabilities must be recorded as goodwill. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria of UK GAAP. Identifiable intangible assets would generally be expected to include brands, trade marks/trade names, customer lists/relationships.
Under UK GAAP, adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the date on which the directors approve the second post-acquisition financial statements of the acquiring company. Adjustments to provisional fair value are accounted for in the period that the adjustments are made.	Under IFRS, fair value adjustments should be made within 12 months of the acquisition date. Any adjustments after 12 months must be recognised in the income statement. Adjustments to provisional fair values should be recognised as if the initial accounting had been completed at the acquisition date, that is, comparatives should be restated.	Under US GAAP, the period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition, and is limited to adjustment relating to information that management has been waiting for to complete its purchase price allocation.
Under UK GAAP, costs of reorganisation and integrating businesses acquired, whether they relate to the acquired entity or the acquiring group, are dealt with as post-acquisition costs. Biffa's integration costs following the acquisition of the Hales Waste business were charged to the post acquisition profit and loss account as exceptional operating costs.	Under IFRS 3, "Business Combinations", liabilities for terminating or reducing the activities of the acquiree are only recognised as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of the decisions made by the acquirer are dealt with as post-acquisition costs.	Under US GAAP, restructuring liabilities relating solely to the acquired entity may be recognised as a liability on acquisition, if on acquisition the company begins to assess and formulate a plan to restructure the acquired company; the plan is completed and approved within one year from the date of acquisition and the plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as

UK GAAP	IFRS	US GAAP
		soon as possible after the plan is finalised.
Under UK GAAP (FRS 10), goodwill is amortised over its estimated useful life. There is a rebuttable presumption that the estimated useful life of goodwill and other intangible assets are limited and do not exceed 20 years but it is possible for the useful economic lives to be greater than 20 years or even indefinite. The presumption can only be rebutted if the durability of the acquired business or intangible asset can be demonstrated and the goodwill or intangible asset is capable of continued measurement. The Company amortises goodwill over 20 years. Goodwill and other intangible assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Fair value of an asset is determined by the present value of the future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.	Under IAS 38, "Intangible assets", goodwill is not amortised but tested for impairment each year. If the impairment test shows a loss in value, goodwill is written down. Goodwill impairment losses cannot be reversed subsequently. Biffa's impairment test did not result in the Company recognising an impairment charge. This standard recognises that an intangible asset can have an indefinite life and need not be amortised. Annual impairment testing is required for intangible assets with indefinite useful lives or that are not yet available for use. Biffa amortises its intangible assets other than goodwill over a period of 2-5 years.	Under US GAAP, goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life are amortised over the estimated useful life of the asset. Capitalised goodwill should be allocated to reporting units and tested annually for impairment under a two step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the implied value of goodwill. The impairment of the goodwill is measured as the difference between the carrying value and implied value of goodwill and the amount of the impairment loss is reported in the income statement as a component of operating income.
Under UK GAAP goodwill must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating impairment in value.		

Revenue recognition

UK GAAP

Guidance under UK GAAP is in the form of an application note to FRS 5 ('Reporting the substance of transactions'). The basic principle for revenue recognition is that the seller recognises revenue when it obtains the right to consideration in exchange for its performance.
Revenues are generated from the fees charged for waste collection, transfer, disposal and recycling services and the sale of electricity. The fees charged for these services are generally defined in the service agreements and vary based on contract specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. Revenue is recognised as services are performed or products are delivered. For example, revenue typically is recognised as waste is collected, tons are received at our landfills or transfer stations, recycling commodities are delivered or as kilowatts are delivered to a customer by a waste-to-energy facility or independent power production plant

IFRS

IAS 18 "Revenue" sets out the accounting treatment of revenue arising from certain types of transactions and events and is the basis on which the Company recognises revenue. Our revenues are generated from the fees we charge for waste collection, transfer, disposal and recycling services and the sale of electricity. The fees charged for these services are generally defined in the service agreements and vary based on contract specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. Revenue is recognised as services are performed or products are delivered. For example, revenue typically is recognised as waste is collected, tons are received at our landfills or transfer stations, recycling commodities are delivered or as kilowatts are delivered to a customer by a waste-to-energy facility or independent power production plant.

US GAAP

Under US GAAP, revenue from the sale of services is recognised pursuant to Staff Accounting Bulletin No. 104, "*Revenue Recognition*". Accordingly, revenue is recognised when all four of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

Pensions

UK GAAP

The Group accounts for pension obligations under SSAP 24. Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the Group.

SSAP 24 permits the use of longer term discount rates in determining the provision for benefits, in addition to carrying out valuations on a tri-annual basis.

Under UK GAAP, Financial Reporting Standard 17 "Retirement Benefits", which sets

IFRS

IAS 19 "Employee Benefits" provides guidance on how to account for pension costs. The Group accounts for all defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of finance costs.

US GAAP

Under US GAAP, defined benefit pension costs, assets and liabilities are recognized in accordance with SFAS No 87.
The method of valuation of defined benefit plan assets and liabilities is similar to UK GAAP, but an annual actuarial valuation is required. Actuarial gains and losses may be recognised immediately or amortised over remaining working lives of participating employees. At minimum a net gain/loss in excess of 10% of the greater of defined benefit obligation or fair value of plan assets at the beginning of the year must be recognised. A minimum liability must be

UK GAAP	IFRS	US GAAP
out the accounting treatment for defined benefit pension schemes, is mandatory for periods ending on or after 22 June 2003. It replaces Statement of Standard Accounting Practice 24 "Accounting for Pension Costs". Biffa has adopted the disclosure provisions of FRS 17. FRS 17 requires all assets to be measured at fair value while scheme liabilities are measured using the projected unit method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Full actuarial valuations are required at intervals not exceeding three years' and should be updated at each balance sheet date. Any actuarial gains or losses are recognised immediately in the statement of recognised gains and losses.	The treatment of the cost of defined contribution schemes under IFRS is consistent with the treatment under UK and US GAAP whereby the costs are charged to the income statements in the period in which they fall due.	recognised equal to the amount by which a plan is under funded (ignoring projected future salary increases).
Fixed assets, recoverability of fixed assets		
Under UK GAAP, periodic recoverability tests are performed on fixed assets. FRS 11, "Impairment of Fixed Assets and Goodwill" requires a review when there is an impairment trigger — basically the same triggers as under IAS 36 for all assets other than goodwill/indefinite lived intangibles/intangibles not yet in use.	Under IAS 36, "Impairment of assets", impairment tests are performed each year on goodwill and intangible assets with indefinite useful lives and assets not yet available for use. On other fixed assets, impairment testing is required only if evidence of loss of value exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.	Under US GAAP, when a triggering event occurs indicating that the value of any long-lived assets, including definite lived intangibles, held for use might not be recoverable, an impairment test of the long-lived assets using expected future cash flows from the long-lived assets is required.
FRS 11 sets out detailed methods for recognising impairment losses. The impairment review compares the carrying value of fixed assets with their recoverable amounts, being the higher of net realisable value and value in use (based on present value calculations).	The impairment is the difference between the asset's carrying value and its recoverable amount, being the higher of the asset's fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cashflows (cash-generating units). The Company has not experienced	Any impairment is reflected in the profit and loss account and cannot be reversed. Impairments of long-lived assets are recognised only if the carrying amount of a long lived asset is not recoverable and exceeds its fair value. The carrying amount of a long lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and

UK GAAP	IFRS	US GAAP
	circumstances that triggered an impairment review.	eventual disposition of the asset. That assessment should be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured at the amount by which the carrying amount exceeds its fair value.
Deferred taxation		
FRS 19, "Deferred Tax" requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It is also a requirement that the deferred tax assets are recognised where it is more likely than not that they will be recovered. The standard prohibits the provision of deferred tax on timing differences arising when a fixed asset is revalued without any commitment to sell the asset and where the remittance of earnings from a subsidiary, associate or joint venture would cause tax to be payable but no commitment has been made to remit the earnings.	IAS 12, uses a balance sheet concept of temporary differences — differences between the carrying amount of an asset or liability and its tax base. Temporary differences include not only timing differences but other differences between the accounting and tax bases of assets and liabilities such as revaluation of assets for which no equivalent adjustment is made for tax purposes. The implementation of IAS 12 has resulted in the Company recognising deferred tax liabilities in respect of differences between the accounting and tax bases.	Under US GAAP, deferred taxation is provided on all temporary differences between the tax and book bases of assets and liabilities at the applicable enacted statutory tax rate at the reporting date, subject to a valuation allowance to reduce deferred tax assets to the amount which "more likely than not" will be realised in the future.
Dividends		
Under UK GAAP, for accounting periods beginning prior to 1 January 2005 ordinary dividends proposed are accrued in respect of the year for which they are recommended by the board of directors. FRS 21, "Events after the balance sheet date" issued in May 2004 brings UK GAAP into line with IAS 10 for accounting periods beginning on or after 1 January 2005.	Under IFRS, proposed dividends are provided for in the period in which they are declared by the board of directors. The Company proposed and paid all dividends pre year end.	Under US GAAP, such dividends are provided for in the period they are declared by the board of directors.
Employee share-based compensation		
UITF 17, "employee share schemes" requires that the charge to the profit and loss account	IFRS 2 requires an entity to determine the fair value of the employee services received by	Under US GAAP share based employee compensation was accounted for under either

UK GAAP	IFRS	US GAAP
should, as a minimum be based on the difference between the market value of the shares at the date of grant less any contributions that the employee is required to make.	reference to the fair value of the equity instrument. The corresponding amount will be recorded either as a liability or as an increase in equity, depending on whether the transaction is determined to be *cash or equity* settled.	Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" or SFAS 123 "Accounting for Stock Based Compensation" until accounting periods beginning after 15 June 2005. The cost of options granted to employees is recognised over the period to which the employee's service relates (the vesting period) under either the intrinsic value method of APB 25 or the fair value method of SFAS 123. Under the intrinsic value method of APB 25 the measurement date is the date at which both the number of shares to be received and option price are known. Under the fair value method of SFAS 123 the fair value of share options is typically determined and fixed at grant date. Under the fair value based method of SFAS 123, employee compensation expense is measured at the grant date based on the fair value of the award and is recognised over the service period, which is usually the vesting period. Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the share at measurement date over the amount an employee must pay to acquire the share. Fixed share option plans where the exercise price equals the quoted market price at the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of share-based compensation plans, under APB 25, including plans with variable, or performance-based features, such as phantom stock plans. Entities electing to apply the accounting provisions of APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123

UK GAAP	IFRS	US GAAP
		has been applied. For accounting periods beginning after 15 June 2005 share based employee compensation is accounted for under SFAS 123(R) "Share Based Payment" where the main premise of the standard is to no longer allow companies to use the intrinsic value method previously allowed under APB 25. All share based payments are required to be accounted for using the fair value method and all compensation costs from shared based payments are required to be expensed in the income statement.
Under UTIF 17, the charge is spread over the employee's performance period. In April 2004, FRS 20 ("Share based payment") was issued. This applies to accounting periods beginning on or after 1 January 2005 and is very similar to IFRS 2.	IFRS 2 requires the charge to be recognised over the period to which the employee's services relate.	As under IFRS, the charge is recognised over the period to which the employee's services relate.
National Insurance Contributions on share options		
Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' national insurance ("NIC") on the gain made on the exercise of such options by UK employees. Under UK GAAP, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the period up to the date of exercise of the options	Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' national insurance ("NIC") on the gain made on the exercise of such options by UK employees. Under IFRS, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the vesting period.	Under US GAAP, the liability for any employee payroll taxes on share options are only recognised when the event triggering the measurement and payment of the tax to the taxing authority occurs, generally the exercise date.
Earnings per share		
Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and non operating items is disclosed in addition to basic and diluted earnings per share based on profit before taxation.	IFRS is similar to US GAAP as basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation. Under IFRS any additional measures of earnings per share have to be presented in the notes to the financial statements.	Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

UK GAAP	IFRS	US GAAP
Restructuring and onerous lease provisions		
Under UK GAAP, restructuring, and onerous lease provisions from property and other executory contracts, occurring both in its ordinary course of business and arising as a result of a business combination are reflected in the financial statements in accordance with FRS 12 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate of the amount of an obligation. For onerous leases, a number of specific criteria must be met. All costs must be reflected in the profit and loss account.	Under IFRS, a provision as regards restructuring costs is recognised in accordance with IAS 37 "Provisions, Contingent Liabilities an Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate or the amount of an obligation and a detailed plan having been put in place and announcement has been made publicly.	Under US GAAP, restructuring and provisions including for termination benefits and operating lease contracts may be reflected at a later stage in the profit and loss account as there are specific conditions that need to be met before a provision can be recognised which are not required under UK GAAP. For example, under US GAAP operating lease provisions occurring in the normal course of business are only reflected in the financial statements when the company abandons the property or has a sub-lease agreement. Under US GAAP, losses from other executory contracts which have not been abandoned or subleased are prohibited from being accrued. Under US GAAP, liabilities, including restructuring and other provisions, arising in a business combination may be included as liabilities on acquisitions if certain specific criteria are met; if the cost has no future economic benefit to the combined company; is incremental to other costs incurred by the acquired company or the acquiring business in the conduct of activities prior to the consummation date; and will be incurred as a direct result of the plan to exit an activity of the acquired company. Such costs would not be reflected in the income statement.
Leases		
SSAP 21, "Leases and hire purchase contracts" prescribes classification and accounting guidelines for operating and finance leases. FRS 5, "Accounting for the substance of transactions", introduced a framework for assessing the risks/rewards associated with assets to determine on whose balance sheet those assets should	Under IAS 17, classification as a finance lease is more principles-based rather than rules-based and does not provide any quantitative tests. IAS 17 also requires that a lease of land and buildings should be split at inception of the lease into a separate lease of land and a lease of buildings and considered for the lease classification separately.	Under US GAAP, a lease is classified as a finance lease when one of the following criteria is met: • Ownership transfers at the end of the lease. • There is a bargain purchase option. • The present value of the lease payments is greater than 90 per

UK GAAP	IFRS	US GAAP
be. This framework can be used to assist in the classification of leases.	Several leases treated as operating leases under UK GAAP have been reclassified as finance leases under IFRS.	cent. of the fair market value of the leased property at inception. • 75 per cent. of the asset's economic life is being committed to by the lease at inception.
Holiday pay		
Holiday pay is covered by the general guidance for accounting for provisions for liabilities and charges contained within FRS 12. Historically Biffa has not accrued holiday pay under UK GAAP, this policy is not inconsistent with many other companies.	Under IAS 19, holiday pay should be accrued and measured using the specific guidance for accounting for short-term compensated absences contained in the standard. The Company has accrued holiday pay accordingly.	Under US GAAP, FAS 43, "Accounting for Compensated Absences", an employer should accrue for an obligation relating to the employees' rights to receive compensation for future absences attributable to services that were already rendered, when the obligation relates to rights that accumulate, payment of the compensation is probable, and the amount can be reasonably estimated.
Exceptional items		
UK GAAP requires profits and losses in relation to the disposal of fixed assets to be shown separately on the face of the profit and loss account below operating profit. In addition, exceptional items that are a result of the ongoing activities, but are significant because of their size or nature, may be separately highlighted on the face of the profit and loss account. The exceptional operating costs incurred on the integration of the Hales Waste Business were disclosed on the face of the profit and loss account.	IAS 1, "Presentation of Financial Statements", does not contain the notion of "exceptional items" but prescribes the separate disclosure on the face of the income statement or in the Notes of material items which "are relevant to an understanding of the entity's financial performance". The Company has not separately disclosed any such items on the face of the Income Statement.	Under US GAAP, there is no concept of exceptional items and accordingly no such items can be separately disclosed on the face of the income statement. Accordingly, profits and losses in relation to the disposal of fixed assets and other significant items identified as exceptional under UK GAAP are included in operating income.
Capitalisation of borrowing costs		
UK GAAP does not require the capitalisation of any borrowing costs associated with the funding of fixed assets during their construction. The Company does not capitalise borrowing costs under UK GAAP.	IAS 23, "Borrowing costs" allows either expensing or capitalisation of borrowing costs in relation to directly attributable costs of acquiring the qualifying assets. The Company does not capitalise borrowing costs under IFRS.	Under US GAAP, the borrowing costs of funds invested in the construction of major qualifying assets must be capitalised up to the date the assets are ready for use and amortised over the average life of the assets. The amount to be capitalised is an allocation of the interest cost incurred during the period required to complete the asset.

UK GAAP	IFRS	US GAAP
		The interest rate for capitalisation purposes is based on the interest rates of the company's outstanding borrowings. If a specific new borrowing is associated with the asset, the rate on that borrowing may be applied to the appropriate portion of the expenditure for that asset.
Segmental disclosures		
Under UK GAAP, segment reporting is based on the different classes of business in which an entity operates. Classes of business are determined by, among other factors, the nature of products or services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in segment reporting must be consistent with the accounting policies used in the consolidated financial statements. The Company's classes of business are consistent with how management operates the business. The Company operates solely in the UK.	Under IAS 14, segment reporting is based on a "management approach" to organising the business whereby external segment reporting is aligned with internal reporting used by management. IAS 14 distinguishes between primary and secondary reporting segments. Extensive disclosure is required for primary segments with considerably less information required for secondary segments. IFRS requires disclosure of revenue, profit before taxation, finance costs, investment revenue, total assets, total liabilities, capital expenditure, depreciation and amortisation and significant non-cash expenses for each segment. The Company's segments are consistent with those reported under UK GAAP.	Under US GAAP, segment reporting is based on the reporting used by the chief operating decision maker. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. US GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the related consolidated financial statements.
Presentation of financial information		
UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act 1985. In addition, current assets under UK GAAP include amounts which fall due after more than one year. The Company has disclosed amounts due after more than one year in the notes to the financial information.	Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.	US GAAP requires the separate presentation of total assets and total liabilities. Under US GAAP, assets are presented in descending order of liquidity. Under US GAAP, assets which are amounts which fall due after more than one year would be reclassified as non-current assets.
Under FRS 10 certain computer software costs should be treated as part of the cost of the related hardware and hence as a tangible,	IAS 38 prescribes that software not directly associated with operating systems, i.e. separate from the hardware, be classified	Under US GAAP, software acquired for internal use can be classified as either an intangible asset, or a tangible asset.

UK GAAP	IFRS	US GAAP
rather than an intangible asset. The Company has disclosed such costs as tangible assets.	as an intangible asset.	
Under UK GAAP, the presentation of the income statement is prescribed by law and specifies four alternative formats.	IFRS does not prescribe a standard format for the income statement, although expenditures must be presented either on the basis of function or nature.	Under US GAAP the income statement is presented in one of two formats: The single-step format presents expenses classified by function and deducted from total income to give income before tax.
The Company presents turnover less expenses by function and is required to disclose both gross profit and operating profit.	As a minimum, IFRS requires presentation of revenue, finance costs, share of results of joint ventures and associates, tax expense, discontinued operations and net profit or loss for the period on the face of the income statement.	The multiple-step format where cost of revenues is deducted from revenues to show gross profit, and then other income and other expenses are presented to give income from continuing operations before income tax. Income from a joint venture is normally presented as a single item net of tax.

PART XI

DETAILS OF THE DEMERGER

1. BACKGROUND TO, AND RATIONALE FOR, THE DEMERGER

Following Colin Matthews' appointment as Chief Executive of the Severn Trent Group in February 2005, the new management team of Severn Trent carried out a review of the Severn Trent Group's business. The review of the water and waste businesses demonstrated that the growth and regulation drivers of the two businesses are very different, and that few operational synergies would be lost through separate ownership. Accordingly, Severn Trent announced on 4 April 2006 its intention to demerge the Biffa Group, its UK integrated waste management business.

Severn Trent has prepared a circular to Severn Trent Shareholders dated 13 September 2006 setting out its proposals relating to the Demerger (the **"Severn Trent Circular"**). In the Severn Trent Circular, the board of directors of Severn Trent states that it believes that the creation of two separately listed companies, Severn Trent Plc and Biffa Plc, would allow:

- Severn Trent Shareholders greater choice and opportunity to invest in two businesses with different investment characteristics;
- Severn Trent and Biffa to have their own dedicated boards and experienced management teams focused on continued strategic and operational development;
- Severn Trent Shareholders to share in greater value through a direct holding in Biffa which is well positioned for growth in the UK waste industry sector;
- Severn Trent and Biffa independently to manage their individual dividend policies, capital requirements and balance sheet structures; and
- equity investors to gain greater direct exposure to the UK waste industry.

The board of directors of Severn Trent has therefore concluded that Severn Trent Shareholders, customers and employees would be best served by the separation of the water and waste businesses to form two independent listed companies.

2. BASIS OF THE DEMERGER

The Demerger, if it proceeds, is proposed to be effected by the payment of a dividend in specie of Biffa Ordinary Shares to Severn Trent Shareholders (the **"Demerger Dividend"**).

The individual entitlements of Severn Trent Shareholders to receive the Demerger Dividend will be calculated by reference to their existing holdings of Severn Trent Ordinary Shares on the Severn Trent Register at the Record Time. To be on the Severn Trent Register at the Record Time, transfers of Severn Trent Ordinary Shares in uncertificated form must take place by 5.00 p.m. on 3 October 2006. It is likely that transfers of Severn Trent Ordinary Shares in certificated form will need to take place earlier than this date in order for the transferee to be on the Severn Trent Register at the Record Time, but this will depend on Severn Trent Shareholders' individual dealing arrangements. It is proposed that the Demerger will become effective at 8.00 a.m. on 9 October 2006.

The effect of the Demerger Dividend will be that Severn Trent Shareholders on the Severn Trent Register at the Record Time will, subject to the Share Consolidation, continue to retain shares in Severn Trent and will, on payment of the Demerger Dividend, also receive shares in Biffa on the basis of:

for each Severn Trent Ordinary Share	**one Biffa Ordinary Share**

Severn Trent currently holds 7,113,229,990 Biffa Ordinary Shares. It is intended that, immediately after the Record Time, the issued share capital of Biffa will be reorganised so that the number of Biffa Ordinary Shares at that time matches exactly the number of Severn Trent Ordinary Shares in issue at the Record Time. It is intended that, following the Demerger, Severn Trent will not hold any shares in Biffa. As at 7 September 2006 (the latest practicable date prior to publication of this document), Severn Trent's issued share capital comprised 349,323,256 Severn Trent Ordinary Shares. It is estimated that, at the Record Time, the issued share capital of Severn Trent will be not more than 352,323,256 Severn Trent Ordinary Shares but this will depend ultimately on the number of options exercised under the Severn Trent Employee Share Schemes between 7 September 2006 (the latest practicable date prior to publication of this document) and the Record Time.

3. CONDITIONS

The Demerger is conditional on the following having occurred:

a) approval of the Demerger Resolution;

b) Admission;

c) the Facility Agreement not having been terminated and being unconditionally available for drawdown in accordance with its terms; and

d) the Demerger Agreement not having been terminated in accordance with its terms.

It should be noted that the terms of the Demerger are such that, although it is Severn Trent's current intention that the Demerger should become effective, Severn Trent is entitled to decide not to proceed with the Demerger at any time prior to Admission if it considers it no longer to be in the best interests of Severn Trent Shareholders.

4. SEPARATION AND CONTINUING ARRANGEMENTS

Severn Trent and Biffa have entered into a demerger agreement dated 12 September 2006 (the **"Demerger Agreement"**) which sets out, amongst other things, the timing for the Demerger, the manner in which it will be implemented and the terms of certain separation and transitional arrangements between them. Further details of the Demerger Agreement appear at paragraph 18.2 of Part XIV of this document.

Following the Demerger, Biffa and Severn Trent will operate independently of each other as separately listed companies. The transitional arrangements referred to above, the Biffa Waste Water trading relationship with Severn Trent Water in connection with the operation of an organic bulk liquid service as well as certain real estate arrangements between the two groups, all of which are on arm's length commercial terms, will continue following the Demerger.

In the event that the Demerger proceeds, Martin Bettington, currently Managing Director of Biffa Waste Services, will resign from his position as a director of Severn Trent to take up the position of Chief Executive Officer of Biffa.

5. LISTING, DEALINGS, SHARE CERTIFICATES AND SETTLEMENT

Listing

Applications will be made to the FSA for the entire issued share capital of Biffa to be admitted to the Official List and to the London Stock Exchange for the entire issued share capital of Biffa to be admitted to trading on the London Stock Exchange's main market for listed securities. Subject to the approval by Severn Trent Shareholders of the Demerger Resolution, it is expected that Admission will become effective and that dealings in the Biffa Ordinary Shares will commence at 8.00 a.m. on 9 October 2006.

Record Time

The Record Time is 6.00 p.m. on 6 October 2006 (or such other time and date as the directors of Severn Trent (or any duly authorised committee of them) may decide.

To be on the Severn Trent Register at the Record Time, transfers of Severn Trent Ordinary Shares in uncertificated form must take place by 5.00 p.m. on 3 October 2006. It is likely that transfers of Severn Trent Ordinary Shares in certificated form will need to take place earlier in order for the transferee to be on the Severn Trent Register at the Record Time, but this will depend on Severn Trent Shareholders' individual dealing arrangements.

Biffa Ordinary Shares

Share certificates in respect of the Biffa Ordinary Shares are expected to be posted at the risk of Shareholders, on 20 October 2006 to those Shareholders who, at the Record Time, hold their shares in Severn Trent in certificated form. No temporary documents of title will be issued and pending the receipt of new certificates, transfers of such Biffa Ordinary Shares held in certificated form will be certified against the Biffa Register.

Shareholders who, at the Record Time, hold their Severn Trent Ordinary Shares in uncertificated form through CREST will receive uncertificated Biffa Ordinary Shares into the same CREST account.

Immediately following Admission, it is expected that over 25 per cent. of the Biffa Ordinary Shares will, for the purposes of the Listing Rules, be in public hands.

6. EXISTING DIVIDEND MANDATES

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Severn Trent, and all instructions given to Severn Trent in relation to notices and other communications, will continue to apply to Severn Trent Ordinary Shares and will, if applicable, also be applied automatically to Biffa Ordinary Shares received by Severn Trent Shareholders pursuant to the Demerger.

7. OVERSEAS SHAREHOLDERS

7.1 United States

The Biffa Ordinary Shares have not been, and will not be, registered under the Securities Act.

Holders of Biffa Ordinary Shares who are Affiliates of Severn Trent or Biffa prior to the implementation of the Demerger, or of Biffa after the Demerger, may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) under the Securities Act, another applicable exemption from registration or in a transaction not subject to registration. **"Affiliates"** of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for the purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Severn Trent or Biffa should consult their own legal advisers before any sale of securities received in the Demerger.

The primary market for Biffa Ordinary Shares is expected to be the London Stock Exchange. Biffa does not intend to list Biffa Ordinary Shares on a US securities exchange or quote such shares on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Biffa does not intend to take action to facilitate a market in Biffa Ordinary Shares in the United States. Consequently, it is unlikely that an active trading market in the United States will develop for Biffa Ordinary Shares.

Neither the SEC nor any US federal or state securities commission has approved or disapproved of the Biffa Ordinary Shares or passed upon or determined the adequacy or accuracy of this Prospectus.

7.2 Other Jurisdictions

The implications of the proposed Demerger for persons resident in, or citizens or nationals of, territories outside the United Kingdom may be affected by the laws of the relevant territories. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the receipt of Biffa Ordinary Shares, including obtaining any governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

7.3 Enforcement of Judgments

Biffa is a public company incorporated under the laws of England and Wales. The Directors are citizens or residents of countries other than the United States and all or substantially all of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for Shareholders to effect service of process within the United States upon the Company or such persons or to enforce outside the United States judgments obtained against the Company or such persons in the United States, including without limitation judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the UK. Shareholders may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under the US securities laws.

8. ANNOUNCEMENT

Severn Trent will announce the Demerger becoming effective and Admission becoming effective via a Regulatory Information Service.

HISTORICAL FINANCIAL INFORMATION

SECTION A — ACCOUNTANTS' REPORT ON UK GAAP HISTORICAL FINANCIAL INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

The Directors
Biffa Plc
Coronation Road
High Wycombe
Buckinghamshire
HP12 3TZ

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London
E14 5LB

13 September 2006

Dear Sirs

Biffa Plc

We report on the financial information of Biffa Plc as at and for the periods ended 26 March 2004 and 25 March 2005 as set out in Section B of this Part XII (the **"UK GAAP Historical Financial Information"**). This UK GAAP Historical Financial Information has been prepared for inclusion in the Prospectus dated 13 September 2006 of Biffa Plc (the **"Prospectus"**) on the basis of the accounting policies set out in note 2 to the UK GAAP Historical Financial Information. This report is required by item 20.1 of Annex I of the Prospectus Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The directors of Biffa Plc are responsible for preparing the UK GAAP Historical Financial Information on the basis of preparation set out in note 1 to the UK GAAP Historical Financial Information and in accordance with generally accepted accounting principles in the UK.

It is our responsibility to form an opinion on the UK GAAP Historical Financial Information as to whether the UK GAAP Historical Financial Information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the UK GAAP Historical Financial Information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the UK GAAP Historical Financial Information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the UK GAAP

Historical Financial Information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the UK GAAP Historical Financial Information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of Biffa Plc as at the dates stated and of its losses, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 to the UK GAAP Historical Financial Information and in accordance with generally accepted accounting principles in the UK as described in note 2 to the UK GAAP Historical Financial Information.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex 1 of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

SECTION B — UK GAAP HISTORICAL FINANCIAL INFORMATION

The UK GAAP Historical Financial Information for FY 03/04 and FY 04/05 as set out below has been prepared by the Directors on the basis set out in note 1.

Consolidated Profit and Loss Accounts

	Notes	FY 03/04	FY 04/05
		£m	£m
Turnover			
Group and share of joint ventures		576.0	631.9
Less: Share of joint ventures		(2.1)	(2.2)
Group turnover	3	573.9	629.7
Cost of sales		(480.2)	(527.2)
Gross profit		93.7	102.5
Distribution costs		(7.2)	(8.7)
Administrative costs		(65.3)	(59.0)
Other operating income		—	0.4
Group operating profit		21.2	35.2
Share of operating profit of joint ventures and associates		1.1	1.3
Profit before interest, taxation, goodwill amortisation and exceptional costs		73.1	78.0
Goodwill amortisation	11	(39.9)	(41.5)
Exceptional operating costs	6	(10.9)	—
Profit before interest and taxation	3	22.3	36.5
Interest receivable and similar income	4	0.9	1.0
Interest payable and similar charges	5	(37.8)	(40.5)
Unwinding of discounts on provisions	21	(2.1)	(2.2)
Loss on ordinary activities before taxation	6	(16.7)	(5.2)
Taxation on loss on ordinary activities	8	(7.8)	(17.9)
Loss for the financial year		(24.5)	(23.1)
Dividends	9	(6.5)	(6.5)
Loss	23	(31.0)	(29.6)
(Loss)/earnings per share			
Basic	10	(0.6)p	(0.5)p
Basic before goodwill amortisation and exceptional items	10	0.5p	0.4p

All amounts above relate to continuing operations. As a result of the integration of acquisitions with the Company's existing business, it has not been possible to separately identify their contribution to the Group's results in the post acquisition period. Management has estimated that in FY 03/04, from the date of acquisition to 26 March 2004, acquisitions contributed approximately £88.0 million to turnover and made a loss before interest and taxation of approximately £5.0 million after charging exceptional costs of £10.9 million and goodwill amortisation of £4.7 million.

The Group has no recognised gains and losses other than the losses above and therefore no separate statement of total recognised gains and losses has been presented. There is no material difference between the loss on ordinary activities before taxation and the loss for the year stated above and their historical cost equivalents.

The financial information above may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from being wholly owned by Severn Trent Plc.

Consolidated Balance Sheets

	Notes	As at 26 March 2004	As at 25 March 2005
		£m	£m
Fixed assets			
Intangible assets — goodwill	11	730.4	691.3
Tangible assets	12	313.2	319.2
Investments in joint ventures			
— Share of gross assets	13	1.7	1.2
— Share of gross liabilities	13	(0.7)	(0.4)
		1.0	0.8
Other investments	13	0.2	0.2
Total investments		1.2	1.0
Total fixed assets		1,044.8	1,011.5
Current assets			
Stocks	14	2.4	3.0
Debtors	15	149.7	146.5
Short term investments	17	—	3.4
Cash at bank and in hand		1.3	12.0
		153.4	164.9
Creditors: amounts falling due within one year	18	(258.3)	(144.5)
Net current (liabilities)/assets		(104.9)	20.4
Total assets less current liabilities		939.9	1,031.9
Creditors: amounts falling due after more than one year			
Convertible loan notes due to Severn Trent Plc	19	(440.8)	(461.2)
Other creditors falling due after more than one year	19	(50.8)	(153.2)
Provisions for liabilities and charges	21	(76.6)	(75.4)
Net assets		371.7	342.1
Capital and reserves			
Called up share capital	22	443.8	443.8
Profit and loss account	23	(72.1)	(101.7)
Total shareholders' funds (including non-equity interests)	24	371.7	342.1

Shareholders' funds include £5,000 (2004: £5,000) of non-equity shareholders' funds.

Consolidated Cash Flow Statements

	Notes	FY 03/04	FY 04/05
		£m	£m
Net cash inflow from operating activities	25	103.6	132.1
Dividends received from associates and joint ventures		1.1	1.3
Returns on investments and servicing of finance	26	(14.2)	(20.7)
Taxation		(9.7)	(10.7)
Capital expenditure and financial investment	27	(71.7)	(64.3)
Acquisitions	28	(148.9)	(1.5)
Equity dividends paid		(6.5)	(6.5)
Net cash (outflow)/inflow before use of liquid resources and financing		(146.3)	29.7
Management of liquid resources		—	(3.4)
Financing			
Receipt from finance lease arrangement		51.7	—
Capital element of finance lease borrowings		(9.0)	(8.1)
Increase in borrowings		92.0	—
Net cash inflow/(outflow) from financing		134.7	(8.1)
(Decrease)/increase in net cash	29	(11.6)	18.2

Notes to the financial information for FY 03/04 and FY 04/05

1. Basis of preparation

a) Basis of accounting

This financial information is prepared on the going concern basis, under the historical cost convention, and on the basis of applicable accounting standards in the United Kingdom as at 25 March 2005 as modified having regard to certain conventions for the preparation of historical financial information for inclusion in Investment Circulars compiled in the Annexure to SIR 2000 "Investment reporting standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These policies have been applied consistently and are set out below.

In preparing this financial information the Group has adopted UITF17 — "Employee Share Schemes" (revised 2003), and has taken the exemption under UITF17 and not applied this to Inland Revenue approved Save As You Earn schemes. The Group has adopted the transitional provisions of FRS17, requiring certain additional disclosures which are set out in note 31.

The financial statements were drawn up for the 52 week periods ended 26 March 2004 and 25 March 2005.

b) Basis of consolidation

The consolidated financial information includes the results of Biffa Plc and its subsidiary and joint venture undertakings. Biffa Plc has one direct subsidiary, Biffa Corporate Holdings Limited. Its indirect subsidiaries are set out below.

i) Companies, the principal activity of each being an intermediate holding company.

Biffa Holdings Limited	
Biffa Holdings (Jersey) Limited	Incorporated in Jersey
Biffa UK Group Limited	
Biffa UK Limited	
Biffa (UK) Holdings Limited	
Biffa Waste Limited	
Reclamation and Disposal Limited	
UK Waste Management Holdings Limited	
Wastedrive Limited	
White Cross Limited	

ii) Companies that traded during the year, the principal activity of each being operating waste management services.

Barge Waste Management Limited	
Biffa Waste Management Limited	
Biffa Waste Services Limited	
Biffa (Land) Limited	Incorporated in Guernsey
Biffa Leicester Limited	
Island Waste Services Limited	
Poplars Resource Management Company Limited	
SCS Contractors Limited	
UK Waste Management Limited	
Wastedrive Manchester Limited	

iii) Non trading companies

A Smith & Sons (Waste Disposal) Limited	
B Holmes Graded Papers Limited	
Biffa Operations Ireland Limited	Incorporated in Ireland
Biffa (Roxby) Limited	
Biffa Environmental Technology Limited	
Biffa (Rock Common) Limited	
Bushscale Limited	
Clarfield Recycling Limited	
Descaling Contractors Limited	
Exclusive Cleansing Services Limited	

First Waste Limited — Incorporated in Guernsey
Fernmead Limited
Interport Paper Company Limited
M Joseph & Sons (Birmingham) Limited
Hales Waste Control Limited
Loristan Services Limited
Megastock Limited
Norwaste Limited
Photodigit Limited
Pilmuir Waste Disposal Limited
Practical Recycling Systems Limited
R A Johnson (Haulage) Limited
Rebound Limited
Rent-A-Weld (Wirral) Limited
Richard Biffa Limited
Richard Biffa (Reclamation) Limited
The Withnell Brick & Terra Cotta Co (1912) Limited
Tyneside Waste Paper Company Limited
UK Waste Pension Scheme Trustees Limited
Waste Gas To Energy Limited
Waste Clearance (Holdings) Limited
Waterblast Limited
Westley Trading Limited
W R Pollard & Son Limited

All companies were incorporated in Great Britain except where indicated.

All holding companies wholly own the ordinary shares of their respective subsidiary undertakings, with the exceptions of: (i) Biffa UK Limited and Biffa Holdings (Jersey) Limited which own 55.81 per cent. and 44.19 per cent. respectively of the ordinary shares of Biffa (UK) Holdings Limited; and (ii) UK Waste Management Holdings Limited and UK Waste Management Limited which both own 50 per cent. of the ordinary shares of First Waste Limited.

The results of the subsidiaries, joint venture and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the Company's holding is 50 per cent. and the Company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the Company's holding is 20 per cent. or more and the Company exercises significant influence.

2. Accounting policies

a) Turnover

Turnover represents the income receivable excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the services have been provided to the customer.

b) Tangible fixed assets and depreciation

(i) Landfill sites

Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset, is depreciated over the estimated life of the site on the basis of the usage of void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

(ii) Other tangible fixed assets

Other tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their expected lives, which are as follows:

Short leasehold property and improvements	Length of lease up to 21 years
Long leasehold property and improvements	Length of lease greater than 21 years
Motor vehicles	4-8 years
Plant	5-8 years
Fixtures and office equipment	5-10 years

Assets in the course of construction are not depreciated until commissioned.

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair value of the minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Where assets are leased to third parties and subsequently leased back under arrangements which transfer substantially all of the risks and rewards of ownership back to the Company, the assets are accounted for as if they are still owned by the Company and the fair value of the minimum lease payments are shown as an obligation to the lessor. The cash inflow arising from the lease to the third party is included within financing activities in the cash flow statement.

d) Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the separable net assets acquired. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at 20 years.

e) Impairment of goodwill and fixed assets

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material, are disclosed as exceptional.

f) Investments

Investments held as fixed assets are held at cost less provision for impairment.

g) Stocks

Stocks are stated at the lower of cost and net realisable value and where appropriate are stated net of provisions for slow moving and obsolete stock.

h) Landfill reinstatement costs

Provision for the cost of reinstating landfill sites is made over the operational life of each landfill site and charged to the profit and loss account as the obligation to reinstate the site arises.

i) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made as environmental and aftercare liability arises. Long term aftercare provisions are calculated based on the NPV of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial statements as a finance charge.

j) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the Group's external insurance advisers.

k) Pension costs

The Group contributes to the Severn Trent Pension Scheme, Severn Trent Senior Staff Pension Scheme, the Biffa Works Pension Scheme and the UK Waste Pension Scheme. Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the Group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall.

Severn Trent, operates two defined benefit schemes (the Severn Trent Pension Scheme and the Severn Trent Senior Staff Pension Scheme), of which some employees of the Group are members. The Group is able to identify its share of underlying assets and liabilities from the Severn Trent defined benefits schemes and this information has been detailed in note 31. Based on the assumptions adopted for FRS 17, there is a deficit in the Severn Trent Pension Scheme as at 25 March 2005.

l) Deferred taxation

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the rates and laws that have been enacted or

m) Pre-contract costs

Pre-contract costs incurred are written off as an expense, until such time as the award of the contract becomes virtually certain. These costs are amortised over the life of the contract.

n) Financial instruments

The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity. The Group does not experience significant financial risks arising from its business activities and the financing of those activities. As such, the Group does not use financial instruments to manage such risks.

3. Segmental analysis

The Group operates solely in the United Kingdom.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

The group is managed by type of business. Segmental information is provided having regard to the nature of the services and the markets served. The business segments are:

• *Collection:* The collection division provides waste collection services to industrial, commercial and domestic waste producers.

• *Special Waste:* The special waste division provides a range of specialized services for the collection, treatment and recycling and disposal of solid and liquid hazardous waste for industrial and commercial customers.

• *Landfill:* The landfill division provides waste treatment, recycling and disposal services for industrial, commercial and municipal customers.

• *Power Generation:* The power generation utilises the methane produced by decomposing waste in Biffa's landfill sites to generate "green" power for export to the grid.

An analysis of turnover and profit before interest and taxation by business segment is shown below.

	FY 03/04 £m	FY 04/05 £m
Turnover by segment		
Collection	345.0	373.8
Special Waste	41.3	46.9
Landfill	235.3	265.0
Power Generation	11.2	14.3
Gross turnover	632.8	700.0
Less inter and intra-segment trading	(58.9)	(70.3)
Group turnover	573.9	629.7
Share of joint venture turnover — Power Generation	2.1	2.2

It is not possible to identify the impact of the Hales Waste acquisition on individual segments.

	FY 03/04			FY 04/05		
	PBITA £m	Goodwill Amortisation £m	PBIT £m	PBITA £m	Goodwill Amortisation £m	PBIT £m
Profit before interest and taxation by segment						
Collection	50.4	(26.8)	23.6	52.6	(27.9)	24.7
Special Waste	1.5	(1.4)	0.1	1.8	(1.4)	0.4
Landfill	35.4	(9.8)	25.6	40.2	(10.2)	30.0
Power Generation	5.5	(1.9)	3.6	6.4	(2.0)	4.4
Shared service costs	(19.7)	—	(19.7)	(23.0)	—	(23.0)
Profit before exceptional items	73.1	(39.9)	33.2	78.0	(41.5)	36.5
Exceptional items — Integration costs			(10.9)			—
Profit before interest and taxation			22.3			36.5
Analysis of profit before interest and taxation						
Group			21.2			35.2
Joint ventures and associates — Power Generation			1.1			1.3
Profit before interest and taxation			22.3			36.5

It is not possible to allocate the exceptional costs between segments.

Shared service costs represent the cost of central managed departments which provide administrative, technical and legal support to all segments. These costs are not allocated to segments as the nature of the costs means that any such analysis would not be meaningful.

An analysis of net assets by segment is shown below.

	As at 26 March 2004			As at 25 March 2005		
	Net assets	Goodwill	Total	Net assets	Goodwill	Total
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Collection	181.9	489.9	671.8	201.0	464.4	665.4
Special Waste	14.9	25.4	40.3	15.1	23.9	39.0
Landfill	66.0	180.2	246.2	57.5	170.0	227.5
Power Generation	14.5	34.9	49.4	19.5	33.0	52.5
Corporate	(19.2)	—	(19.2)	(27.8)	—	(27.8)
Net operating assets	258.1	730.4	988.5	265.3	691.3	956.6
Net debt and taxation			(616.8)			(614.5)
Net assets			371.7			342.1

Net debt and taxation includes group relief which is disclosed in amounts owed to Group undertakings.

4. Interest receivable and similar income

	FY 03/04	FY 04/05
	£m	*£m*
Interest receivable on short term bank deposits	0.9	0.9
Other financial income	—	0.1
	0.9	1.0

5. Interest payable and similar charges

	FY 03/04	FY 04/05
	£m	*£m*
Bank loans and overdrafts	0.1	—
Finance leases	2.7	3.6
Interest and similar charges payable to Severn Trent Group undertakings (note 32)	35.0	36.9
	37.8	40.5

Future interest income and expense may be significantly different from that resulting from being wholly owned by Severn Trent Plc.

6. Loss on ordinary activities before taxation

	FY 03/04	FY 04/05
	£m	*£m*
Loss on ordinary activities before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets		
— owned assets	33.1	44.7
— assets held under finance lease	18.6	12.4
Amortisation of goodwill	39.9	41.5
Operating lease charges:		
— plant and machinery	6.6	7.4
— other	3.3	3.2
Profit on disposal of fixed assets	(1.2)	(0.5)
Auditors' remuneration:		
— Audit services	0.1	0.2
— Non-audit services (see below)	0.3	—
Exceptional integration cost (see Note 11)	10.9	—

Included in cost of sales in FY 03/04 are exceptional integration costs of £10.9 million that relate to the integration of the Hales Waste Business comprising £3.0 million of signage and livery costs, £5.9 million of employee costs, and £2.0 million of other associated costs.

The tax effect of the exceptional costs is to reduce the FY 03/04 tax charges by £3.0 million.

In FY 03/04 the Group paid £0.3 million to the auditors, PricewaterhouseCoopers LLP, in respect of non-audit services in connection with the acquisition of the Hales Waste Business and another aborted acquisition.

7. Employees and Directors

	FY 03/04	FY 04/05
	£m	*£m*
Staff costs during the year:		
Wages and salaries	105.2	118.2
Social security costs	9.5	9.9
Other pension costs (note 31)	7.4	11.7
	122.1	139.8

In addition, £5.9 million of employee costs were incurred in FY 03/04 relating to the integration of the Hales Waste Business (see note 6).

The average monthly number of persons (including executive directors) employed by the group during the year was:

	FY 03/04	FY 04/05
	Number	*Number*
Collection	3,440	3,714
Landfill	574	581
Power Generation	34	29
Special Waste	354	358
Central	294	308
	4,696	4,990

Directors' remuneration

The emoluments of the individual directors were as follows:

	Salary and fees	Benefits in kind	Annual bonus	Total
	£'000	*£'000*	*£'000*	*£'000*
FY 03/04				
Martin Bettington	292.5	21.2	132.0	445.7
Tim Lowth	137.5	14.0	66.0	217.5
	430.0	35.2	198.0	663.2
FY 04/05				
Martin Bettington	310.0	20.5	189.1	519.6
Tim Lowth	148.7	19.2	93.0	260.9
	458.7	39.7	282.1	780.5

Directors' pension provisions

	Accrued pension at end of year	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)[1]	Transfer value of increase in accrued pension[2]	Transfer value of accrued pension at end of year[2]	Transfer value of accrued pension at start of year[2]	Increase/ (decrease) in transfer value over the year, net of Director' contributions
	£ pa	*£ pa*	*£ pa*	*£'000*	*£'000*	*£'000*	*£'000*
FY 03/04							
Martin Bettington	135,949	25,752	22,873	250.0	1,590.5	988.3	584.6
Tim Lowth	48,628	12,911	11,911	94.9	379.6	213.5	160.1
FY 04/05							
Martin Bettington	151,522	15,573	12,260	136.5	1,917.3	1,590.5	308.2
Tim Lowth	55,942	7,314	5,806	55.0	467.2	379.6	81.2

The pensions shown above will be provided through both the Severn Trent Senior Staff Pension Scheme and the Severn Trent Supplemental Pension Scheme.

(1) Inflation over the year is measured by reference to the increase in the Retail Prices Index during year.

(2) The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

Directors' share interests

The Directors' beneficial share holdings in Severn Trent Ordinary Shares were as follows:

	26 March 2004	25 March 2005
	Number	*Number*
Executive directors		
Martin Bettington	12,541	24,405
Tim Lowth	5,513	2,756

The directors' interests in options over Severn Trent Ordinary Shares were as follows:

	Year of Grant	Exercise price (p)	As at start of year	Movements in the Period: Granted	Lapsed	Exercised	As at end of year	Date From Which Exercisable	Expiry Date
FY 03/04									
Martin Bettington	1998	799.0	2,158	—	(2,158)	—	—	Apr 2003	Oct 2003
Tim Lowth	1998	1,005.3	2,665	—	—	—	2,665	Jun 2001	Jun 2008
	1999	934.0	2,997	—	—	—	2,997	Jun 2002	Jun 2009
	2000	688.0	4,286	—	—	—	4,286	Jun 2003	Jun 2010
FY 04/05									
Martin Bettington	2005	759.0	—	1,248	—	—	1,248	May 2008	Oct 2008
Tim Lowth	1998	1,005.3	2,665	—	—	—	2,665	Jun 2001	Jun 2008
	1999	934.0	2,997	—	—	—	2,997	Jun 2002	Jun 2009
	2000	688.0	4,286	—	—	—	4,286	Jun 2003	Jun 2010

Messrs Bettington and Lowth have further interests in Severn Trent Ordinary Shares each by virtue of having received contingent awards of shares under the Severn Trent Long Term Incentive Plan (the "**STLTIP**"). The STLTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the STLTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The performance criteria for the awards are based on a combination of Severn Trent's Total Shareholder Return ("**TSR**") compared to the TSR of a number of other privatised utility companies and Economic Profit targets. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled are as follows:

	Award Date	Market price at time of award (p)	Number of Severn Trent Ordinary Shares: As at start of year	Awards vested during year	Awards lapsed during year	Awarded during year	As at end of year	Market price at time of vesting	Gain on vesting
								(p)	*£000*
FY 03/04									
Martin Bettington	Aug 2000	735.0	11,518	(5,759)	(5,759)	—	—	699.35	40.3
	Aug 2001	750.0	20,109	—	—	—	20,109	—	—
	Sep 2002	598.5	27,888	—	—	—	27,888	—	—
	Aug 2003	660.5	—	—	—	28,767	28,767	—	—
Tim Lowth	Aug 2001	750.0	3,755	—	—	—	3,755	—	—
	Sep 2002	598.5	10,996	—	—	—	10,996	—	—
	Aug 2003	660.5	—	—	—	12,545	12,545	—	—
FY 04/05									
Martin Bettington	Aug 2001	750.0	20,109	(20,109)	—	—	—	820.75	165.0
	Sep 2002	598.5	27,888	—	—	—	27,888	—	—
	Aug 2003	660.5	28,767	—	—	—	28,767	—	—
	Aug 2004	946.0	—	—	—	25,635	25,635	—	—
Tim Lowth	Aug 2001	750.0	3,755	—	(3,755)	—	—	—	—
	Sep 2002	598.5	10,996	—	—	—	10,996	—	—
	Aug 2003	660.5	12,545	—	—	—	12,545	—	—
	Aug 2004	946.0	—	—	—	10,520	10,520	—	—

The performance period for allocations of shares made in 2002 ended on 25 March 2005. Severn Trent's remuneration committee subsequently determined, based on that company's TSR and the relevant economic profit targets set for the company, over the three year performance period, that Mr Bettington was entitled to 100 per cent. of the award. Mr Bettington was therefore entitled to 27,888 Severn Trent Ordinary Shares, this being 100 per cent. of the contingent award. The market value of the shares at the original date of this award (24 September 2002) was 598.5p. Mr Lowth was not entitled to any of the shares allocated in 2002, and his contingent award of 10,996 shares therefore lapsed.

8. Taxation on loss on ordinary activities

	FY 03/04	FY 04/05
	£m	*£m*
Current tax:		
Corporation tax at 30%		
Prior year	1.4	(6.3)
Severn Trent Group relief at 30% (note 32)		
Current year	11.1	11.7
Prior year	(0.9)	13.2
Total current tax	11.6	18.6
Deferred tax:		
Origination and reversal of timing difference		
Current year	(4.0)	(0.9)
Total deferred tax	(4.0)	(0.9)
Total before joint venture	7.6	17.7
Share of joint venture tax	0.2	0.2
Total tax charge	7.8	17.9

The tax assessed for the period is higher (FY 03/04: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	FY 03/04	FY 04/05
	£m	*£m*
Loss on ordinary activities before taxation	(16.7)	(5.2)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (FY 03/04: 30%)	(5.0)	(1.6)
Effects of:		
Expenses not deductible for tax purposes	12.2	12.2
Depreciation for period in excess of capital allowances	1.3	1.8
Utilisation of/movement in short term timing differences	2.9	(0.7)
Losses not allowed for accounting purposes	(0.3)	—
Adjustments to tax charge in respect of prior periods	0.5	6.9
Total current tax charge for the year	11.6	18.6

Future taxation may be significantly different from that resulting from being wholly owned by Severn Trent Plc.

9. Dividends

	FY 03/04	FY 04/05
	£m	*£m*
Equity — ordinary		
Interim paid: 1.46p (FY 03/04: 1.46p) per £1 share	6.5	6.5
	6.5	6.5
Non-equity — Preference		
Paid: 3.01p (FY 03/04: 3.12p) per £1 share	—	—
	6.5	6.5

Between incorporation and 31 March 2006, the Company declared and paid dividends amounting to £41.5 million, including the dividends set out above. Although the Company had sufficient distributable reserves

to make each dividend payment, the relevant interim accounts reflecting these profits were not prepared and filed with the Registrar of Companies as required. Consequently payment of the dividends was a technical infringement of the Companies Act.

On 11 September 2006, the Directors appropriated distributable profits of the Company to these payments of dividends and released the relevant shareholders from any claims that the Company may have had in relation to such payments.

This financial information has been drawn up on the basis that the technical infringement described above has been regularised in the manner described.

10. Loss per share

Basic loss per ordinary share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

	FY 03/04	FY 04/05
Basic earnings per share denominator (m)	4,438.2	4,438.2
Loss attributable to ordinary shareholders (£m)	(24.5)	(23.1)
Goodwill amortisation (£m)	39.9	41.5
Exceptional items (net of tax) (£m)	7.9	—
Earnings attributable to ordinary shareholders *excluding goodwill* amortisation and exceptional items (£m)	23.3	18.4
Basic loss per share (p)	(0.6)p	(0.5)p
Basic earnings per share excluding goodwill amortisation and exceptional items (p)	0.5p	0.4p

To understand the underlying trading performance the Directors consider it appropriate to disclose earnings both before and after goodwill amortisation and exceptional items.

The weighted average number of shares reflects the actual number of Biffa ordinary shares which existed during each period adjusted for the subdivision of ordinary shares of £1 into 10 ordinary shares of 10 pence which occurred on 12 September 2006.

As detailed in paragraph 4 of Part XIV of this document, the number of Biffa Ordinary Shares in issue at Demerger will be equal to the number of Severn Trent Ordinary Shares in issue at that date.

Following the Record Date and prior to Demerger there is intended to be a reclassification of such number of Biffa Ordinary Shares into deferred shares so that the number of Biffa Ordinary Shares in issue will match the number of Severn Trent Ordinary Shares in issue at the Record Time. The deferred shares will be repurchased for 1 penny and cancelled. As a consequence, the Directors consider the EPS shown above to be of limited relevance.

The following supplementary information shows the EPS based on the maximum number of Severn Trent Ordinary Shares that are estimated to be in issue immediately following the Demerger (352,323,256 Severn Trent Ordinary Shares).

Supplementary information

	FY 03/04	FY 04/05
Basic earnings per share denominator (m)	352.3	352.3
Loss attributable to ordinary shareholders (£m)	(24.5)	(23.1)
Goodwill amortisation (£m)	39.9	41.5
Exceptional items (net of tax) (£m)	7.9	—
Earnings attributable to ordinary shareholders excluding goodwill amortisation and exceptional items (£m)	23.3	18.4
Basic loss per share (p)	(7.0)	(6.6)
Basic earnings per share excluding goodwill amortisation and exceptional items (p)	6.6	5.2

11. Goodwill

	£m
Cost	
At 29 March 2003	703.7
Additions	122.9
At 26 March 2004	826.6
Additions	2.4
At 25 March 2005	829.0
Accumulated amortisation	
At 29 March 2003	(56.3)
Charge for the year	(39.9)
At 26 March 2004	(96.2)
Charge for the year	(41.5)
At 25 March 2005	(137.7)
Net book amount	
At 26 March 2004	730.4
At 25 March 2005	691.3

Acquisitions for FY 03/04:

During FY 03/04 the Group acquired the assets and trade of the following businesses:

	Date of acquisition
Tony Bacon Refuse	10 April 2003
Hales Waste Control (including RMC Environmental Services)	19 June 2003
S.W.S.	7 July 2003
A. Brunton Waste Management	1 August 2003
Enviro Waste	21 November 2003

All these acquisitions were accounted for using the acquisition method, and goodwill arising is being amortised over 20 years.

Management has estimated that from the dates of acquisition to 26 March 2004, the acquisitions added approximately £88.0 million to turnover and made a loss before interest of approximately £5.0 million (including estimated synergies), after charging exceptional restructuring costs of £10.9 million (all of which relate to Hales Waste Control) and goodwill amortisation of £4.7 million. As a result of the integration of the acquisitions with the Company's existing businesses, it has not been possible to separately identify their results and cash flows.

Hales Waste Control was a division of RMC (UK) Limited and as such did not prepare separate statutory accounts. As a result, the figures quoted below have been extracted from management accounts, with adjustments made for the elements of the Hales Waste Control business that were not purchased by Biffa and for tax (assumed to be 30 per cent.).

In its financial year to 31 December 2002, it is estimated that Hales Waste Control made a profit after tax of £6.4 million.

For the 19 week period since that date to the date of acquisition, the May management accounts of Hales Waste Control rolled forward to the date of acquisition indicated:

	£m
Turnover	54.5
Operating profit	4.6
Profit before taxation	4.6
Taxation and minority interests	(1.4)
Profit for the financial period	3.2

The book value of Hales Waste Control net assets acquired and their fair value were as follows:

	Book value	Fair value adjustments FY 03/04	Provisional fair value FY 03/04	Fair value adjustments FY 04/05	Final fair value FY 04/05
	£m	*£m*	*£m*	*£m*	*£m*
Tangible fixed assets	50.1	(9.2)	40.9	(0.8)	40.1
Stocks	1.0	(0.3)	0.7	—	0.7
Debtors due within one year	0.5	—	0.5	—	0.5
Cash at bank and in hand	0.2	—	0.2	—	0.2
Creditors due within one year	(1.6)	0.4	(1.2)	—	(1.2)
Provisions	(3.6)	(12.1)	(15.7)	(0.4)	(16.1)
	46.6	(21.2)	25.4	(1.2)	24.2
Consideration — paid			145.7	0.4	146.1
Goodwill			120.3	1.6	121.9

The FY 03/04 adjustments to fixed assets and provisions include £8.3 million and £10.9 million respectively for the harmonisation of accounting policies. Significant other adjustments include £0.8 million in fixed assets to write down specialised vehicles associated with onerous contracts. £1.2 million adjustment in provisions relates to provision for onerous contracts.

There is no material impact on deferred tax arising from this acquisition.

The FY 04/05 adjustment to fixed assets reflects write-downs following the completion of the valuation review. The 2005 adjustment to provisions reflects the completion of the detailed assessments of environmental and landfill restoration costs associated with the landfill sites acquired.

Other acquisitions for FY 03/04:

	Book value and fair value
	£m
Tangible fixed assets	0.7
Creditors	(0.1)
Total consideration	3.2
Goodwill	2.6

None of the other businesses acquired during FY 03/04 had pre-acquisition trading results which were individually significant in the context of the Group.

Acquisitions for FY 04/05:

During FY 04/05 the Group acquired the assets and trade of the following businesses:

	Date of acquisition
Gateshead Council trade waste	26 April 2004
Southwood Skip Hire	31 August 2004

The book value and provisional fair value of net assets acquired in FY 04/05 were as follows:

	£m
Tangible fixed assets	0.4
Consideration	
Paid	1.1
Accrued	0.1
Total consideration	1.2
Goodwill	0.8

All these acquisitions were accounted for using the acquisition method, and goodwill arising is being amortised over 20 years.

None of the businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the Group.

Management have estimated from the date of acquisition to 25 March 2005, the acquisitions contributed approximately £1.2 million to turnover and made a profit before interest and tax of approximately £0.2 million.

12. Tangible fixed assets

	Land & buildings	Landfill sites	Plant, vehicles & equipment	Total
	£m	*£m*	*£m*	*£m*
Cost				
At 29 March 2003	24.1	206.4	256.4	486.9
Additions	12.3	21.4	39.9	73.6
Acquisitions	7.4	4.8	29.4	41.6
Disposals	—	—	(17.7)	(17.7)
Reallocations	(1.3)	—	1.3	—
At 26 March 2004	42.5	232.6	309.3	584.4
Additions	7.1	14.2	46.5	67.8
Acquisitions	(0.3)	(0.5)	0.4	(0.4)
Disposals	(0.6)	(1.1)	(50.6)	(52.3)
Reallocations	(0.6)	—	0.6	—
Transfer from provisions	—	(2.0)	—	(2.0)
At 25 March 2005	48.1	243.2	306.2	597.5
Accumulated depreciation				
At 29 March 2003	4.8	92.6	139.9	237.3
Charge for year	0.9	18.6	32.2	51.7
Disposals	—	—	(16.9)	(16.9)
Transfer to provisions	—	(0.9)	—	(0.9)
At 26 March 2004	5.7	110.3	155.2	271.2
Charge for the year	0.6	20.5	36.0	57.1
Disposals	(0.2)	(1.1)	(49.6)	(50.9)
Reallocations	0.1	—	(0.1)	—
Transfer from provisions	—	0.9	—	0.9
At 25 March 2005	6.2	130.6	141.5	278.3
Net book amount				
At 26 March 2004	36.8	122.3	154.1	313.2
At 25 March 2005	41.9	112.6	164.7	319.2

In the opinion of the Directors there is no significant difference between the market value of land and the balance sheet value above.

The net book value of tangible fixed assets includes £47.9 million (26 March 2004: £60.3 million) in respect of assets held under finance leases.

Land and buildings and landfill sites at net book value comprise:

	As at 26 March 2004		As at 25 March 2005	
	Land & buildings	Landfill sites	Land & buildings	Landfill sites
	£m	*£m*	*£m*	*£m*
Freehold	21.4	66.7	22.4	60.6
Long leasehold	6.6	32.4	7.6	29.8
Short leasehold	8.8	23.2	11.9	22.2
	36.8	122.3	41.9	112.6

Capital commitments

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Capital expenditure contracted but not provided for at the year end	20.3	10.5

13. Investments

	Joint ventures	Loan	Total
	£m	£m	£m
At 29 March 2003	1.2	0.3	1.5
Repayment of loan	—	(0.1)	(0.1)
Share of retained profit	0.9	—	0.9
Distribution of profits	(1.1)	—	(1.1)
At 26 March 2004	1.0	0.2	1.2
Share of retained profit	1.1	—	1.1
Distribution of profits	(1.3)	—	(1.3)
At 25 March 2005	0.8	0.2	1.0

The Group owns 50 per cent. of the ordinary share capital, 500 ordinary shares of £1 each, of Biogeneration Limited, a company incorporated in the United Kingdom. The remaining 50 per cent. is owned by E.ON UK Plc, a wholly owned subsidiary of E.ON AG. Biogeneration Limited's principal activity is the generation of electricity using methane produced by four of the Group's landfill sites.

The loan is to the Isle of Wight Council, is interest free, and is repayable in equal annual instalments with the final instalment being due in October 2009.

The Group also has a small investment (less than £0.1 million) in an associate, Greater Manchester Sites Limited. Greater Manchester Sites Limited's principal activity is the arrangement of the disposal of domestic and trade refuse. The Group owns 50 per cent. of the ordinary share capital of Greater Manchester Sites Limited. The remaining 50 per cent. is owned by Greater Manchester Waste Limited. Greater Manchester Waste Limited have the deciding vote on resolutions and is therefore considered the immediate parent company.

14. Stocks

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Raw materials and consumables	2.4	3.0

15. Debtors

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Trade debtors	106.0	100.7
Loan to Severn Trent Plc (Note 32)	15.9	15.9
Amounts owed by Severn Trent Water Limited (Note 32)	1.8	1.1
Deferred tax (Note 16)	7.3	8.2
Other debtors	0.9	0.3
Prepayments and accrued income	17.8	20.3
	149.7	146.5

Amounts owed by Severn Trent Group undertakings are unsecured, interest free and have no fixed date of repayment.

Included within prepayments and accrued income of £20.3 million (26 March 2004: £17.8 million) is £0.4 million (26 March 2004: £0.3 million) that falls due after one year.

Included within other debtors of £0.3 million is £0.1 million that falls due after one year.

16. Deferred tax asset

	As at 26 March 2004	As at 25 March 2005
	£m	£m
As at start of the period	3.3	7.3
Profit and loss account	4.0	0.9
As at end of period	7.3	8.2

Deferred tax assets recognised and unrecognised in the financial information at 30% (26 March 2004: 30%) were as follows:

	Amount recognised		Amount unrecognised	
	At 26 March 2004	At 25 March 2005	At 26 March 2004	At 25 March 2005
	£m	£m	£m	£m
Accelerated capital allowances	(3.4)	(1.9)	—	—
Other timing differences	10.6	10.1	—	—
Available tax losses	0.1	—	—	—
	7.3	8.2	—	—

17. Short term investments

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Short term deposits	—	3.4

The short term deposits of £3.4 million comprise an insurance deposit of £2.3 million which represents cash held on short term deposit as security for self insurance obligations, and £1.1 million which represents security for future consideration in relation to professional services, to be paid on completion of the project.

18. Creditors: amounts falling due within one year

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Bank loans and overdrafts	7.5	—
Trade creditors	26.4	12.8
Loans due to Severn Trent Plc (Note 32)	110.9	—
Amounts owed to Group undertakings of Severn Trent Plc (Note 32)	17.0	29.3
Obligations under finance leases	8.2	8.6
Taxation and social security	22.2	21.0
Corporation tax payable	9.5	14.2
Accruals and deferred income	56.6	56.1
Other creditors	—	2.5
	258.3	144.5

As at 26 March 2004, amounts due to Severn Trent Group undertakings were unsecured, interest free and had no fixed date of repayment.

19. Creditors: amounts falling due after more than one year

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Obligations under finance leases	50.8	42.3
Loans due to Severn Trent Plc (Note 32)	—	110.9
	50.8	153.2
Convertible loan notes due to Severn Trent Plc (Note 32)	440.8	461.2

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Future minimum payments under loans due to Severn Trent Group companies were as follows:		
1 year to 2 years	—	110.9
	—	110.9

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Future minimum payments under finance leases were as follows:		
Within one year	8.2	8.6
1 year to 2 years	8.6	9.0
2 years to 5 years	28.3	22.7
After five years	13.9	10.6
	59.0	50.9

At 26 March 2004 the £110.9 million loan due to Severn Trent Group companies had no fixed date of repayment.

At 25 March 2005 the £110.9 million loan due to Severn Trent Group companies was due to be repaid on 31 March 2006. Subsequently the repayment date was extended to 31 March 2016. This was approved on 28 October 2005. The interest rate on the £110.9 million loan due to Severn Trent Group companies was 4.5 per cent. during the two years ended 25 March 2005. This rate could be varied by agreement between the Company and the lender.

The convertible loan notes were held by Severn Trent. The Loan Notes were issued on 31 January 2001 and bore interest at a rate of 2.46 per cent. index linked from December 2000. Interest was payable annually on the anniversary of the issue of the note. At 31 March 2006, interest was rolled into the amount disclosed as payable to Severn Trent. Biffa could elect to repay the notes at any time after 31 January 2006, and must repay no later than 31 January 2011, the amount payable being the greater of 9.5 per cent. of the principal amount (£385.0 million) or the principal amount multiplied by the increase in the market value of the Company's preference shares since 31 January 2001. The holder of the Loan Notes could elect to convert the Loan Notes into preference shares at the rate of 100 shares for every £100 of original issue amount of the Loan Notes held. This election could be made on the anniversary of the issue of the Loan Notes or when the Company elected to make a repayment of principal.

20. Financial instruments

Interest rate risk profile of financial assets and liabilities

All the Group's debtors and creditors falling due within one year (other than bank and other borrowings) are excluded from the following tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

The interest rate risk profile of the Group's financial liabilities for the year was:

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Floating rate financial liabilities	(595.1)	(608.1)
Fixed rate financial liabilities	(23.1)	(14.9)
Financial liabilities on which no interest is paid	(6.2)	(3.2)
Preference shares (note 22)	—	—
	(624.4)	(626.2)

The interest arrangements on the Loan Notes are described in note 19. Other floating rate financial liabilities bear interest rates based upon LIBOR. Non interest bearing financial liabilities relate to onerous contracts (see note 21). The preference shares are described in note 22.

The interest rate risk profile of the Group's financial assets were as follows:

	As at 26 March 2004	As at 25 March 2005
	£m	£m
Interest free loan (note 13)	0.2	0.2
Severn Trent interest free loan	15.9	15.9
Floating rate short term deposits (note 17)	—	3.4
Cash at bank and in hand	1.3	12.0
	17.4	31.5

Floating rate financial assets attract interest rates based upon LIBOR.

Fair values of financial assets and financial liabilities

There is no significant difference between the fair values and the book values of the primary financial instruments. The Group has no derivative financial instruments.

Currency exposures and hedging

The Group has no significant exposure to currencies or hedging arrangements.

Maturity of financial liabilities and borrowing facilities

The maturity profile of the financial liabilities and borrowings is shown below:

	Gross borrowings	Finance leases	Related party loans	Other	Total
	£m	£m	£m	£m	£m
At 26 March 2004					
Within one year	7.5	8.2	110.9	3.0	129.6
Between one and two years	—	8.6	—	1.4	10.0
Between 2 and 5 years	—	28.3	—	1.8	30.1
Over 5 years	—	13.9	440.8	—	454.7
	7.5	59.0	551.7	6.2	624.4
At 25 March 2005					
Within one year	—	8.6	—	1.4	10.0
Between one and two years	—	9.0	110.9	1.0	120.9
Between 2 and 5 years	—	22.7	—	0.8	23.5
Over 5 years	—	10.6	461.2	—	471.8
	—	50.9	572.1	3.2	626.2

21. Provisions for liabilities and charges

	Land reinstatement and environmental	Onerous contracts	Integration provision	Insurance	Total
	£m	*£m*	*£m*	*£m*	*£m*
At 29 March 2003	55.4	7.6	—	—	63.0
Utilised	(11.5)	(2.6)	(3.9)	—	(18.0)
Charged to profit and loss account	7.5	—	5.4	—	12.9
Unwinding of discount	2.1	—	—	—	2.1
Transfers from fixed assets	0.9	—	—	—	0.9
Acquired	14.5	1.2	—	—	15.7
At 26 March 2004	68.9	6.2	1.5	—	76.6
Utilised	(9.3)	(2.9)	(1.3)	(0.1)	(13.6)
Charged to profit and loss account	8.4	—	—	4.2	12.6
Unwinding of discount	2.2	—	—	—	2.2
Transfers from fixed assets	(2.8)	—	—	—	(2.8)
Acquired	0.5	(0.1)	—	—	0.4
At 25 March 2005	67.9	3.2	0.2	4.1	75.4

As part of its normal activities, the Group undertakes to reinstate its landfill sites and to maintain the sites and control Leachate and methane emissions from the sites. Provision is made for these anticipated costs. Reinstatement costs are incurred as each site is filled, and in the period immediately after its closure.

Maintenance and Leachate and methane control costs are incurred as each site is filled and for a number of years post closure. Long term aftercare provisions included in landfill reinstatement and environmental provisions have been discounted at a rate of 5 per cent.

Environmental control costs are incurred as each site is filled and for a number of years post closure. This period, from site to site, can vary significantly depending upon the types of waste landfilled and the speed at which it decomposes, the way the site is engineered and the regulatory requirements specific to the site.

The onerous contract provision relates to specific contractual liabilities assumed with businesses acquired where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

The integration provision relates to costs arising from the integration of the Hales Waste Control business acquired in June 2003.

Provisions for insurance claims are made as set out in note 2i). The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

22. Called up share capital

	As at 26 March 2004	As at 25 March 2005
	£m	*£m*
Authorised		
443,823,000 ordinary shares of £1 each	443.8	443.8
395,000,000 preference shares of £1 each	395.0	395.0
	838.8	838.8
Allotted, called up and fully paid		
443,823,000 ordinary shares of £1 each	443.8	443.8
5,000 preference shares of £1 each	—	—
	443.8	443.8

The rights attaching to the preference shares are as follows:

a) The preference shares confer upon the holders thereof the right in priority to any payment by way of dividend of the Company to receive a cumulative preferential dividend at the Specified Gilt Rate plus 1.09 per cent. per annum in respect of each year or part year ending on an anniversary of the date of the first

issue of any preference shares, increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the Company of any preference shares to the date 30 days prior to the relevant anniversary of the first issue date, and proportionately for any part of a year from the date of issue of the relevant preference shares. "Specified Gilt Rate" is the prospective real redemption rate, based on a projected inflation rate of 3 per cent., of 2.5 per cent. index linked 2016 UK gilts, based on an RPI base for indexing of 81.6, 30 days prior to the relevant anniversary of the first issue by the Company of any preference shares.

b) The preference shares shall be redeemed by the Company on 30 January 2016, at an amount equal to £1.42 increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the Company of any preference shares to the date 30 days prior to 30 January 2016 for each such preference share.

c) On a return of capital the holders of the preference shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of a sum calculated in accordance with the following formula.

$RPI \times £(1.42^{N/15})$

Where N is equal to the number of years (including fractions of a year) which have elapsed between the date of issue of the relevant preference share and the date of the return of capital, and RPI is equal to the Retail Prices Index on the date of the return of capital divided by the Retail Prices Index on the date of issue of the relevant preference share.

d) Whenever the holders of the preference shares are entitled to vote on a resolution at a general meeting of the Company, on a show of hands, every such holder who is present in person or (being a corporation) by a representative shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one vote in respect of each fully-paid preference share registered in the name of such holder.

23. Profit and loss account

	£m
At 29 March 2003	(41.1)
Loss for the year	(31.0)
At 26 March 2004	(72.1)
Loss for the year	(29.6)
At 25 March 2005	(101.7)

24. Reconciliation of the movements in shareholders' funds

	FY 03/04	FY 04/05
	£m	*£m*
Loss for the financial year	(24.5)	(23.1)
Dividends	(6.5)	(6.5)
Net reduction in shareholders' funds	(31.0)	(29.6)
Opening shareholders' funds	402.7	371.7
Closing shareholders' funds	371.7	342.1

25. Cash flow from operating activities

	FY 03/04	FY 04/05
	£m	£m
Operating profit	21.2	35.2
Amortisation of goodwill	39.9	41.5
Depreciation of tangible fixed assets	51.7	57.1
Profit on disposal of fixed assets	(1.2)	(0.5)
Decrease/(increase) in stocks	1.0	(0.6)
(Increase)/decrease in debtors	(31.0)	4.2
Increase/(decrease) in creditors	27.1	(3.8)
Decrease in provisions	(5.1)	(1.0)
Total net cash flow from operating activities	103.6	132.1

26. Returns on investments and servicing of finance

	FY 03/04	FY 04/05
	£m	£m
Interest received	1.0	0.9
Interest paid	(12.8)	(18.0)
Interest element of finance lease payments	(2.4)	(3.6)
Net cash outflow from returns on investments and servicing of finance	(14.2)	(20.7)

27. Capital expenditure and financial investment

	FY 03/04	FY 04/05
	£m	£m
Purchase of tangible fixed assets	(73.8)	(66.2)
Sale of tangible fixed assets	2.0	1.9
Movements in other fixed asset investments	0.1	—
Net cash outflow from capital expenditure and financial investment	(71.7)	(64.3)

28. Acquisitions

	FY 03/04	FY 04/05
	£m	£m
Hales Waste Control	(145.7)	(0.4)
Other acquisitions	(3.2)	(1.2)
Purchase of subsidiary undertakings	(148.9)	(1.6)

29. Reconciliation of movement in net debt

	At 29 March 2003	Cash flow	Other non cash changes	At 26 March 2004
	£m	£m	£m	£m
Cash at bank and in hand	6.5	(5.4)	0.2	1.3
Overdrafts	(1.3)	(6.2)	—	(7.5)
	5.2	(11.6)	0.2	(6.2)
Debt due within one year	(18.9)	(92.0)	—	(110.9)
Debt due after one year	(419.8)	—	(21.0)	(440.8)
Finance leases due within one year	(0.7)	(7.5)	—	(8.2)
Finance leases due after one year	(15.6)	(35.2)	—	(50.8)
	(455.0)	(134.7)	(21.0)	(610.7)
Debtors due within one year	15.9	—	—	15.9
Total	(433.9)	(146.3)	(20.8)	(601.0)

Non-cash changes to cash at bank and in hand represents cash acquired with subsidiary undertakings.

Non-cash changes to debt due in more than one year represents the capitalisation of the non-cash coupon on the convertible loan notes due to Group companies.

	26 March 2004	Cash flow	Other non cash changes	At 25 March 2005
	£m	£m	£m	£m
Cash at bank and in hand	1.3	10.7	—	12.0
Overdrafts	(7.5)	7.5	—	—
	(6.2)	18.2	—	12.0
Debt due within one year	(110.9)	—	110.9	—
Debt due after one year	(440.8)	—	(131.3)	(572.1)
Finance leases due within one year	(8.2)	8.1	(8.5)	(8.6)
Finance leases due after one year	(50.8)	—	8.5	(42.3)
	(610.7)	8.1	(20.4)	(623.0)
Debtors due within one year	15.9	—	—	15.9
Short-term deposits	—	3.4	—	3.4
Total	(601.0)	29.7	(20.4)	(591.7)

Non-cash changes to debt due within one year relates to the extension of the repayment date. Non-cash changes to debt due in more than one year represents the extension of the repayment date and the capitalisation of the non-cash coupon on the Loan Notes.

30. Commitments and contingent liabilities

The Group had annual commitments under non-cancellable operating leases which expire as follows:-

	At 26 March 2004		At 25 March 2005	
	Land & buildings	Other	Land & buildings	Other
	£m	£m	£m	£m
Within one year	—	0.4	—	2.6
Between one and five years inclusive	1.2	5.4	1.4	4.0
After five years	1.6	—	2.1	1.1
	2.8	5.8	3.5	7.7

The Group has entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

31. Pension arrangements

The Group participates in a number of pension schemes. The principal schemes are the Severn Trent Pension Scheme (**"STPS"**), the Severn Trent Senior Staff Pension Scheme (**"STSSPS"**), the Biffa Works Pension Scheme, and the UK Waste Pension Scheme (**"UKWPS"**). All defined benefit schemes are funded to cover future salary and pension increases.

a) The STPS is operated by Severn Trent. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004. Particulars of this valuation of the scheme are given below.

b) The STSSPS is operated by Severn Trent. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004. This scheme is included in 'others' in the information disclosed below.

c) The Biffa Works Pension Scheme is of the defined contribution type, and the assets are held in separate trustee administered funds.

d) The UKWPS is primarily a defined benefits scheme but does provide benefits on a defined contribution basis for certain younger members. These members automatically join the defined benefits section on attaining age 40. The assets of the scheme are held in a trustee administered fund separate from the finances of the Company. The Company's funding policy is to contribute annually the minimum amount that can be contributed to maintain the scheme on an actuarially sound basis.

In addition, benefits were also provided by the Group on an unfunded and unapproved basis to senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by an annual charge against the Group's earnings totalling £0.3 million in FY 04/05 (£0.3 million in FY 03/04). This unfunded obligation is valued each year using the most recent formal actuarial valuation of the STSSPS.

Severn Trent Pension Scheme

The figures below relate to the STPS.

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP 24 was as at 31 March 2004. This valuation identified the Group share of the total scheme assets and liabilities, and consequently these have been separately disclosed in accordance with FRS17 for the year ended 31 March 2005. Independent actuaries, Watson Wyatt, carried out the valuation.

Following the valuation of the STPS, the employers' contribution rates have increased to 23.04 per cent., 19.20 per cent. and 11.52 per cent. of pensionable pay (previously 14.64 per cent., 12.20 per cent. and 7.32 per cent.). STPS members' contributions continue at the rate of 6 per cent., 5 per cent. and 3 per cent. of pensionable pay.

The projected unit valuation method is used for the STPS.

The major assumptions used by the actuary were:

Price inflation	2.75%
Salary increases	4.25%
Pension increases	2.50%
Weighted average discount rate	5.70%

The market value of the STPS assets and liabilities for the Severn Trent Group as at the valuation date amounted to £798.6 million and £1,018.1 million respectively.

UK Waste Pension Scheme

The figures below relate to the final pay section (defined benefit section) of the UKWPS. The scheme also has a money purchase section (defined contribution section), with annual employer contributions of about £100,000.

The last full valuation in accordance with SSAP 24, upon which the amounts recognised in this financial information have been based, was as at 6 April 2003. Independent actuaries, Hewitt Bacon & Woodrow, carried out the valuation.

Contributions to the UKWPS have been paid by the employees at the rate of 5 per cent. of pensionable salary. The Company has paid contributions to the scheme at the rate of 20 per cent. of pensionable salary up to 31 December 2003 and 15 per cent. of pensionable pay plus £2.2 million per annum until 31 March 2005.

The attained age method of valuation was applied, as the UKWPS is closed to new entrants.

The major assumptions used by the actuary were:

Price inflation	2.50%
Salary increases	4.00%
Pension increases	2.50%
Discount rate — post retirement	4.88%
Discount rate — pre retirement	7.50%

The market value of the UKWPS assets as at 6 April 2003 amounted to £24.1 million, of which £4.3 million related to the money purchase section and £19.8 million to the final pay section. For the final pay section, the market value of these assets represented approximately 55 per cent. of the value of the accrued benefits as at 6 April 2003 allowing for assumed future pay increases. Company contributions have been paid to the UKWPS during the year in accordance with advice from the actuaries.

The total pension charge for all pension arrangements for the year ended 31 March 2005, after amortisation of surpluses and deficits, amounted to £11.7 million (26 March 2004: £7.4 million). £11.5 million (26 March 2004: £7.3 million) of this charge relates to the Group's defined benefit schemes (including unfunded charge) and £0.2 million (26 March 2004: £0.1 million) relates to the Group's defined contribution arrangements. Amounts

carried in the balance sheet of £4.1 million (26 March 2004: £4.3 million) are in respect of pension costs relating to the UKWPS.

FRS 17 'Retirement Benefits' — additional disclosures

The Group had not adopted FRS 17 'Retirement Benefits' and continued to apply SSAP 24 'Accounting for Pension Costs'. The transitional disclosures required under FRS 17 are shown below.

Prior to FY 04/05, disclosure was given for the UKWPS on the basis that this only covered Group employees and hence the Group's share of assets and liabilities could be determined. However, the STPS and STSSPS were previously accounted for as multi-employer schemes, as defined by FRS17, as the Group was unable to identify its share of the underlying assets and liabilities.

Following work performed as part of the 31 March 2004 actuarial valuations it was possible to identify the share of underlying assets and liabilities of the Group. Accordingly the necessary disclosures under the FRS17 transitional rules were made below for the Group.

The actuarial liabilities and the market values of the assets at 31 March 2005 of the Group's defined benefit schemes, details of which are provided above, were assessed by the Group's actuaries in accordance with the requirements of FRS 17.

The weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 were:

	31 March 2003	31 March 2004	31 March 2005
Valuation method			
Price inflation	2.25%	2.75%	2.75%
Salary increases	3.75%	4.25%	4.25%
Pension increases	2.25%	2.75%	2.75%
Discount rate	5.25%	5.50%	5.50%

At 31 March 2003

	Long term rate of return expected at 31 March 2003	STPS[1]	UKWPS	Others[1]	Total fair value at 31 March 2003
		£m	£m	£m	£m
Equities	8.25%	—	14.3	—	14.3
Gilts	4.53%	—	3.0	—	3.0
Property	6.39%	—	1.0	—	1.0
Cash	3.75%	—	1.4	—	1.4
Total market value of assets		—	19.7	—	19.7
Present value of scheme liabilities		—	(40.9)	—	(40.9)
Net deficit in schemes before deferred tax		—	(21.2)	—	(21.2)
Deferred tax asset					6.4
Net deficit after deferred tax					(14.8)

(1) Prior to FY 04/05 the STPS and "Other" pension schemes were accounted for as multi-employer schemes and accounted for on a defined contribution basis.

At 31 March 2004

	Long term rate of return expected at 31 March 2004	STPS	UKWPS	Others	Total fair value at 31 March 2004
		£m	£m	£m	£m
Equities	8.50%	42.9	20.3	5.7	68.9
Gilts	4.66%	6.6	2.9	1.0	10.5
Corporate bonds	5.50%	0.9	—	0.1	1.0
Property	6.58%	3.3	1.1	0.4	4.8
Cash	3.75%	2.8	1.3	0.3	4.4
Total market value of assets		56.5	25.6	7.5	89.6
Present value of scheme liabilities		(78.9)	(46.0)	(12.2)	(137.1)
Net deficit in schemes before deferred tax		(22.4)	(20.4)	(4.7)	(47.5)
Deferred tax asset					14.2
Net deficit after deferred tax					(33.3)

At 31 March 2005

	Long term rate of return expected at 31 March 2005	STPS	UKWPS	Others	Total fair value at 31 March 2005
		£m	£m	£m	£m
Equities	8.25%	50.2	22.8	6.6	79.6
Gilts	4.60%	10.2	5.1	1.7	17.0
Corporate bonds	5.50%	3.8	—	0.5	4.3
Property	6.46%	4.3	2.1	0.6	7.0
Cash	3.75%	2.0	0.9	0.3	3.2
Total market value of assets		70.5	30.9	9.7	111.1
Present value of scheme liabilities		(90.9)	(48.8)	(13.8)	(153.5)
Net deficit in schemes before deferred tax		(20.4)	(17.9)	(4.1)	(42.4)
Deferred tax asset					12.7
Net deficit after deferred tax					(29.7)

If the above amounts were recognised in the financial statements, the Group's net assets and profit and loss reserve at 25 March 2005 and 26 March 2004 would be as follows:

	As at 26 March 2004 Reserves	As at 26 March 2004 Net assets	As at 25 March 2005 Reserves	As at 25 March 2005 Net assets
	£m	£m	£m	£m
Excluding pension deficit	(72.1)	371.7	(101.7)	342.1
Net pension deficit under FRS 17	(33.3)	(33.3)	(29.7)	(29.7)
Net liabilities already recognised in accounts under SSAP24 (net of deferred tax)	3.0	3.0	2.9	2.9
Including pension deficit	(102.4)	341.4	(128.5)	315.3

The weighted average employer contributions rates to all Group defined benefit schemes (expressed as a percentage of pensionable payroll) were 26.5 per cent. in the year ended 25 March 2005.

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes under FRS 17 would have been as follows:

Analysis of amounts that would have been charged to operating profit:

	STPS	UKWPS	Others	Total
	£m	£m	£m	£m
FY 03/04				
Current service cost	—	(1.4)	—	(1.4)
Total operating charge	—	(1.4)	—	(1.4)
FY 04/05				
Current service cost	(7.3)	(1.4)	(0.7)	(9.4)
Total operating charge	(7.3)	(1.4)	(0.7)	(9.4)

Analysis of amounts that would have been included as other finance income:

	STPS	UKWPS	Others	Total
	£m	£m	£m	£m
FY 03/04				
Expected return on scheme assets	—	1.5	—	1.5
Interest on scheme liabilities	—	(2.2)	—	(2.2)
Net return	—	(0.7)	—	(0.7)
FY 04/05				
Expected return on scheme assets	4.5	2.1	0.6	7.2
Interest on scheme liabilities	(4.3)	(2.6)	(0.7)	(7.6)
Net return	0.2	(0.5)	(0.1)	(0.4)

History of experience gains and losses and analysis of amounts that would have been recognised in the statement of total recognised gains and losses:

	STPS	UKWPS	Others	Total
	£m	£m	£m	£m
For the year ended 31 March 2003				
Actual return less expected return on scheme assets				
— Amount (£m)	—	7.9	—	7.9
— Percentage of scheme assets	—	40.1%	—	40.1%
Experience gains and losses arising on the scheme liabilities				
— Amount (£m)	—	(0.5)	—	(0.5)
— Percentage of scheme assets	—	1.2%	—	1.2%
Changes in assumptions underlying the present value of scheme liabilities				
— Amount (£m)	—	3.5	—	3.5
— Percentage of scheme liabilities	—	8.6%	—	8.6%
Actuarial loss recognised in the statement of total recognised gains and losses				
— Amount (£m)	—	10.9	—	10.9
— Percentage of scheme liabilities	—	26.7%	—	26.7%

For the year ended 31 March 2004	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
— Amount (£m)	—	(2.8)	—	(2.8)
— Percentage of scheme assets	—	10.9%	—	10.9%
Experience gains and losses arising on the scheme liabilities				
— Amount (£m)	—	—	—	—
Changes in assumptions underlying the present value of scheme liabilities				
— Amount (£m)	—	1.9	—	1.9
— Percentage of scheme liabilities	—	4.1%	—	4.1%
Actuarial loss recognised in the statement of total recognised gains and losses				
— Amount (£m)	—	(0.9)	—	(0.9)
— Percentage of scheme liabilities	—	2.0%	—	2.0%

For the year ended 31 March 2005	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
— Amount (£m)	1.6	1.1	(0.5)	2.2
— Percentage of scheme assets	2.3%	3.6%	5.2%	2.0%
Experience gains and losses arising on the scheme liabilities				
— Amount (£m)	0.5	0.2	(0.2)	0.5
— Percentage of scheme assets	0.6%	0.4%	1.4%	0.3%
Changes in assumptions underlying the present value of scheme liabilities				
— Amount (£m)	—	—	—	—
Actuarial loss recognised in the statement of total recognised gains and losses				
— Amount (£m)	2.1	1.3	(0.7)	2.7
— Percentage of scheme liabilities	2.3%	2.7%	5.1%	1.8%

The following table reconciles the movements in pension scheme deficits during the period:

For the year ended 31 March 2004	STPS	UKWPS	Others	Total
	£m	£m	£m	£m
Deficit in the scheme at the start of the year	—	(21.2)	—	(21.2)
Contributions	—	2.0	—	2.0
Current service cost	—	(1.4)	—	(1.4)
Other financial income/(costs)	—	(0.7)	—	(0.7)
Actuarial gain/(loss)	—	0.9	—	0.9
Deficit in the scheme at end of year	—	(20.4)	—	(20.4)

For the year ended 31 March 2005	STPS	UKWPS	Others	Total
	£m	£m	£m	£m
Deficit in the scheme at the start of the year	(22.4)	(20.4)	(4.7)	(47.5)
Contributions	7.0	3.1	2.0	12.1
Current service cost	(7.3)	(1.4)	(0.7)	(9.4)
Other financial costs	0.2	(0.5)	—	(0.3)
Actuarial gain	2.1	1.3	(0.7)	2.7
Deficit in the scheme at end of year	(20.4)	(17.9)	(4.1)	(42.4)

32. Related party transactions

Prior to the Demerger, Biffa Plc was a wholly owned subsidiary of Severn Trent Plc. Severn Trent and Biffa have entered into a demerger agreement, dated 12 September 2006 (the **"Demerger Agreement"**) which sets out, among other things, the timing for the Demerger, the manner in which it will be implemented and the terms of certain separation and transitional arrangements between them. Further details of the Demerger Agreement are set out at paragraph 18.2 of Part XIV of this document.

Following the Demerger, Biffa and Severn Trent will operate independently of each other as separately listed companies. The transitional arrangements referred to above, the Biffa Waste Water trading relationship with Severn Trent Water in connection with the operation of an organic bulk liquid service as well as certain real estate arrangements between the two groups, all of which are on arm's length commercial terms, will continue following the Demerger.

Transactions with Severn Trent Group companies were as follows:

	FY 03/04	FY 04/05
	£m	*£m*
Transactions with Severn Trent Plc		
— Interest payable (Note 5)	(35.0)	(36.9)
— Management charge	(2.3)	(2.3)
— Group relief (Note 8)	10.2	24.9
Transactions with Severn Trent Water Limited		
— Turnover	7.6	5.5
— Provision of services	1.0	0.8
Transactions with Severn Trent Laboratories Limited		
— Turnover	0.1	0.1
— Provision of services	0.4	0.4
Transactions with Biogeneration Limited		
— Turnover	0.4	0.5
Transactions with Greater Manchester Sites Limited		
— Turnover	31.0	30.9
Transactions with Biffa Treatment NV		
— Management charge	0.2	0.2

Debtors falling due within one year

	As at 26 March 2004	As at 25 March 2005
	£m	*£m*
Loan to Severn Trent Plc (Note 15)	15.9	15.9
Amounts owed by		
Severn Trent Water Limited (Note 15)	1.8	1.1
	1.8	1.1

Creditors falling due within one year

	As at 26 March 2004	As at 25 March 2005
	£m	*£m*
Loan from Severn Trent Plc (Note 18)	110.9	—
Amounts owed to		
Severn Trent Plc (Note 18)	16.9	29.2
Severn Trent Laboratories Limited (Note 18)	0.1	0.1
	17.0	29.3

Creditors falling due after one year

	As at 26 March 2004	As at 25 March 2005
	£m	*£m*
Loan from Severn Trent Plc (Note 19)	—	110.9
Convertible loan notes due to Severn Trent Plc (Note 19)	440.8	461.2

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

The Directors
Biffa Plc
Coronation Road
High Wycombe
Buckinghamshire
HP12 3TZ

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London
E14 5LB

13 September 2006

Dear Sirs

Biffa Plc

We report on the financial information of Biffa Plc for the periods ended 25 March 2005 and 31 March 2006 as set out in Section D of this Part XII (the **"IFRS Historical Financial Information"**). This IFRS Historical Financial Information has been prepared for inclusion in the Prospectus dated 13 September 2006 of Biffa Plc on the basis of the accounting policies set out in note 2 to the IFRS Historical Financial Information. This report is required by item 20.1 of Annex I of the Prospectus Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The directors of Biffa Plc are responsible for preparing the IFRS Historical Financial Information on the basis of preparation set out in note 1 to the IFRS Historical Financial Information and on the basis of International Financial Reporting Standards (**"IFRS"**).

It is our responsibility to form an opinion on the IFRS Historical Financial Information as to whether the IFRS Historical Financial Information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the IFRS Historical Financial Information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the IFRS Historical Financial Information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Historical Financial Information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the IFRS Historical Financial Information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of Biffa Plc as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 to the IFRS Historical Financial Information and on the basis of IFRS as described in note 2 to the IFRS Historical Financial Information.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex 1 of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

The IFRS historical financial information for FY 04/05 and FY 05/06 as set out below has been prepared by the Directors on the basis set out in note 1.

Consolidated Income Statements

	Notes	FY 04/05	FY 05/06
		£m	£m
Revenue	3	629.7	712.3
Cost of sales		(529.0)	(600.9)
Gross profit		100.7	111.4
Other income		0.5	0.6
Distribution costs		(8.7)	(9.2)
Administrative expenses		(15.4)	(16.5)
Operating profit		77.1	86.3
Finance income		1.0	2.0
Finance costs	4	(43.5)	(23.8)
Share of post tax results of joint ventures		1.1	1.0
Profit before tax	5	35.7	65.5
Taxation	7	(17.1)	7.1
Profit for the year		18.6	72.6
Earnings per share expressed as pence per share — basic	9	0.4p	1.6p

All amounts above relate to continuing operations and are attributable to equity holders of Biffa Plc.

The financial information above may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs and tax charges may be significantly different from those above which resulted from the Company being wholly owned by Severn Trent Plc.

Consolidated Statements of Recognised Income and Expense

	Notes	FY 04/05	FY 05/06
		£m	£m
Profit for the financial year		18.6	72.6
Gains/(losses) not recognised in income statement			
Actuarial gains/(losses) on defined benefit pension schemes	28	2.8	(4.5)
Deferred tax on actuarial (gains)/losses on defined benefit pension schemes	7	(0.8)	1.3
Change of accounting policy on adoption of IAS32 and IAS39		—	(1.5)
Net gains/(losses) not recognised in income statement		2.0	(4.7)
Total recognised income for the year		20.6	67.9

Consolidated Balance Sheets

	Notes	As at 25 March 2005	As at 31 March 2006
		£m	£m
Assets			
Non-current assets			
Goodwill	10	732.3	732.3
Other intangible assets	11	1.2	1.3
Property, plant and equipment	12	320.8	335.5
Interests in joint ventures	13	0.9	0.6
Other receivables and investments	13	0.2	0.2
Deferred tax assets	22	5.5	2.7
		1,060.9	1,072.6
Current assets			
Inventories	14	3.0	3.2
Trade and other receivables	15	137.7	147.5
Cash and cash equivalents	16	15.4	23.2
		156.1	173.9
Liabilities			
Current liabilities			
Financial liabilities — Borrowings	17	(12.3)	(205.8)
Trade and other payables	19	(119.8)	(118.0)
Current tax liabilities	20	(14.2)	(9.1)
Provisions	21	(16.6)	(16.7)
		(162.9)	(349.6)
Net current liabilities		(6.8)	(175.7)
Non-current liabilities			
Financial liabilities — Borrowings	17	(614.4)	(148.0)
Non-current provisions	21	(58.8)	(55.0)
Retirement benefit obligations	28	(43.4)	(33.7)
		(716.6)	(236.7)
Net assets		337.5	660.2
Shareholders' equity			
Called up share capital	23	443.8	711.3
Retained deficit	24	(106.3)	(51.1)
Total shareholders' equity		337.5	660.2

Consolidated Cash Flow Statements

	Notes	FY 04/05	FY 05/06
		£m	£m
Cash flows from operating activities			
Cash generated from operations	26	125.4	121.7
Interest received		0.9	1.9
Interest paid		(22.4)	(23.1)
Tax paid		(10.7)	(1.4)
Net cash from operating activities		93.2	99.1
Cash flows from investing activities			
Acquisition of subsidiaries (net of cash acquired)		(1.6)	(0.2)
Proceeds from sale of property, plant and equipment		2.0	1.5
Purchase of property, plant and equipment		(66.1)	(75.5)
Dividend received		1.3	1.3
Net cash used in investing activities		(64.4)	(72.9)
Cash flows from financing activities			
Finance lease principal payments		(8.2)	(8.5)
Repayment of borrowings		—	(264.4)
Dividends paid to shareholders		(6.5)	(13.0)
Issue of shares		—	267.5
Net cash used in financing activities		(14.7)	(18.4)
Net increase in cash and cash equivalents		14.1	7.8
Cash and cash equivalents at start of period	16	1.3	15.4
Cash and cash equivalents at end of period	16	15.4	23.2

1. Basis of preparation

a) Basis of accounting

This financial information has been prepared for inclusion in the Prospectus for the Demerger. It shows the consolidated financial information of the Group for the 53 weeks ended 31 March 2006 together with the consolidated financial information for the Group for the 52 weeks ended 25 March 2005.

The IFRS Historical Financial Information has been prepared in accordance with the requirements of the Listing Rules and on the basis of International Finance Reporting Standards (**"IFRS"**) and International Finance Reporting Committee (**"IFRIC"**) interpretations that are endorsed by the European Union and with those parts of the Companies Act 1985 applicable to those companies reporting under IFRS, having regard to certain conventions for the preparation of historical financial information for inclusion in investment circulars compiled in the Annexure to SIR 2000 "Investment reporting standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These are those standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (**"IASB"**) that have been endorsed by the EU. The Group had previously reported under UK GAAP, and has voluntarily adopted IFRS with effect from 27 March 2004. A reconciliation between the figures for the 52 weeks to 25 March 2005 as previously presented under UK GAAP and as restated under IFRS is given in note 32.

The financial statements are prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities at fair value through profit and loss, and on a going concern basis. The principal accounting policies applied in the preparation of the IFRS Historical Financial Information are set out in note 2. These policies have been consistently applied to both years presented unless otherwise stated. The preparation of financial statements in conformity with generally accepted accounting policies requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. Although these judgements and estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from these.

Transition to IFRS

The date of transition to IFRS was 27 March 2004, which is the beginning of the comparative period for the 52 weeks to 25 March 2005. The Group has applied IFRS 1 "First time adoption of International Financial Reporting Standards", and has elected to use the following exemptions:

- IFRS 3 "Business Combinations" has not been applied retrospectively to business combinations that occurred before 27 March 2004.
- The Group has elected to apply the share-based payment exemption. It has applied IFRS2 "Share-based payment" from 27 March 2004 to those options that were issued after 7 November 2002 but had not vested by 25 March 2005.
- To recognise all cumulative actuarial gains and losses relating to defined benefit schemes at the date of transition.

b) Basis of consolidation

The consolidated financial information includes the results of Biffa Plc and its subsidiaries and joint venture. Biffa Plc has one direct subsidiary, Biffa Corporate Holdings Limited. Its indirect subsidiaries are set out below.

i) Companies, the principal activity of each being an intermediate holding company.

Biffa Holdings Limited	
Biffa Holdings (Jersey) Limited	Incorporated in Jersey
Biffa UK Group Limited	
Biffa UK Limited	
Biffa (UK) Holdings Limited	
Biffa Waste Limited	
Reclamation and Disposal Limited	
UK Waste Management Holdings Limited	
Wastedrive Limited	
White Cross Limited	

ii) Companies that traded during the year, the principal activity of each being operating waste management services.

Barge Waste Management Limited	
Biffa Waste Management Limited	
Biffa Waste Services Limited	
Biffa (Land) Limited	Incorporated in Guernsey
Biffa Leicester Limited	
Island Waste Services Limited	
Poplars Resource Management Company Limited	
SCS Contractors Limited	
UK Waste Management Limited	
Wastedrive Manchester Limited	

iii) Non trading companies

A Smith & Sons (Waste Disposal) Limited	
B Holmes Graded Papers Limited	
Biffa Operations Ireland Limited	Incorporated in Ireland
Biffa (Roxby) Limited	
Biffa Environmental Technology Limited	
Biffa (Rock Common) Limited	
Bushscale Limited	
Clarfield Recycling Limited	
Descaling Contractors Limited	
Exclusive Cleansing Services Limited	
First Waste Limited	Incorporated in Guernsey
Fernmead Limited	

Interport Paper Company Limited
M Joseph & Sons (Birmingham) Limited
Hales Waste Control Limited
Loristan Services Limited
Megastock Limited
Norwaste Limited
Photodigit Limited
Pilmuir Waste Disposal Limited
Practical Recycling Systems Limited
R A Johnson (Haulage) Limited
Rebound Limited
Rent-A-Weld (Wirral) Limited
Richard Biffa Limited
Richard Biffa (Reclamation) Limited
The Withnell Brick & Terra Cotta Co (1912) Limited
Tyneside Waste Paper Company Limited
UK Waste Pension Scheme Trustees Limited
W R Pollard & Son Limited
Waste Gas To Energy Limited
Waste Clearance (Holdings) Limited
Westley Trading Limited
Waterblast Limited

All companies were incorporated in Great Britain except where indicated.

All holding companies wholly own the ordinary shares of their respective subsidiary undertakings, with the exceptions of: (i) Biffa UK Limited and Biffa Holdings (Jersey) Limited which own 55.81 per cent. and 44.19 per cent. respectively of the ordinary shares of Biffa (UK) Holdings Limited; and (ii) UK Waste Management Holdings Limited and UK Waste Management Limited which both own 50 per cent. of the ordinary shares of First Waste Limited.

Subsidiaries are all entities that the Group has the power to govern the financial and operating policies of.

The results of the subsidiaries, joint venture and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. Joint ventures and associates are entities over which the Company has significant influence, but not control, generally achieved by a shareholding of between 20 per cent. and 50 per cent. of the voting rights. The results of associates are accounted for on an equity basis where the Company's holding is 20 per cent. or more and the Company exercises significant influence. Investments in joint ventures and associates are initially recognised at cost.

c) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

The Group is managed by type of business. Segmental information is provided having regard to the nature of the services provided and the markets served. The business segments are:

- *Collection:* Collection provides waste collection services to industrial, commercial and municipal waste producers.
- *Special Waste:* Special Waste provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial and commercial customers.
- *Landfill:* Landfill provides waste treatment, recycling and disposal services for industrial, commercial and municipal customers.
- *Power Generation:* Power Generation utilises the methane produced by decomposing waste in Biffa's landfill sites to generate "green" power for export to the grid.
- *Eliminations:* The amounts disclosed in note 3 represent eliminations of inter and intra-segment revenue.

All trading activity and operations are in the United Kingdom.

2. Accounting policies

a) Revenue

Revenue represents the income receivable excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the services have been provided to the customer.

b) Property, plant, equipment and depreciation

(i) Landfill sites

Landfill sites are included within property, plant and equipment at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset is depreciated over the estimated life of the site on the basis of the usage of Void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

(ii) Other property, plant and equipment

Other property, plant and equipment are included at cost less accumulated depreciation. Freehold land is not depreciated. Other property, plant and equipment is depreciated on a straight-line basis over their expected lives, which are as follows:

Short leasehold property and improvements	Length of lease up to 21 years
Long leasehold property and improvements	Length of lease greater than 21 years
Motor vehicles	4-8 years
Plant	5-8 years
Fixtures and office equipment	5-10 years

Assets in the course of construction are not depreciated until commissioned.

c) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair value of the minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the income statement on a straight-line basis over the lease term.

Where assets are leased to third parties and subsequently leased back under arrangements which transfer substantially all of the risks and rewards of ownership back to the Company, the assets are accounted for as if they are still owned by the Company and the fair value of the minimum lease payments are shown as an obligation to the lessor. The cash inflow arising from the lease to the third party is included within financing activities in the cash flow statement.

d) Goodwill and intangibles

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities, including contingencies of business acquired, at the date of acquisition. Goodwill is subject to an annual impairment review.

Intangible assets can be separately identified from goodwill on an acquisition, and a fair value attributed to that asset. Customer lists, brands and trade marks that will generate future economic benefits represent such intangible assets that may be acquired. Customer lists held in intangible assets are subject to amortisation. An impairment charge is recognised for any amount by which the carrying value of the intangible asset exceeds its fair value.

Costs that are directly associated with the production and purchase of identifiable and unique software products controlled by the Group, and that will generate economic benefits beyond one year are recognised as intangible assets. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Software is amortised over 2-5 years.

e) Impairment of non-current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non-current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is defined as the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the cash generating unit.

Goodwill is tested for impairment on an annual basis. Impairment reviews are also carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that non-current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement, and where material are disclosed as exceptional.

f) Investments

Investments held as fixed assets are held at cost less provision for impairment.

g) Inventories

Inventories are stated at the lower of cost and net realisable value and where appropriate are stated net of provisions for slow moving and obsolete inventory.

h) Landfill reinstatement costs

Provision for the cost of reinstating landfill sites is made over the operational life of each landfill site and charged to the income statement as the obligation to reinstate the site arises.

i) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of each landfill site as the environmental and aftercare liability arises. Long term aftercare provisions are calculated based on the NPV of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial information as a finance charge.

j) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the Group's external insurance advisers.

k) Pension costs

The Group contributes to the Severn Trent Pension Scheme (**"STPS"**), Severn Trent Senior Staff Pension Scheme (**"STSSPS"**), the Biffa Works Pension Scheme, and the UK Waste Pension Scheme (**"UKWPS"**). Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the Group. Costs of defined contribution pension schemes are charged to the income statements in the period in which they fall.

Severn Trent Plc, operates two defined benefit schemes, the STPS and the STSSPS, of which some employees of the Group are members. The Group is able to identify its share of underlying assets and liabilities of Severn Trent's defined benefits schemes and this information has been detailed in note 28. The Group accounts for all defined benefit schemes through full recognition of the scheme's surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past service costs curtailments and settlements are recognised

within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of finance costs.

l) Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that they will be recoverable in the future. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the rates and laws that have been enacted or substantially enacted by the balance sheet date.

m) Pre-contract costs

Pre-contract costs are expensed as incurred, except where it is virtually certain that the contract will be awarded, in which case they are recognized as an asset which is written off to the income statement over the life of the contract.

n) Financial instruments

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

o) Share-based payments

IFRS 2 "Share-based payment" requires that an expense for equity instruments granted is recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee share options and Executive LTIP schemes, is recognised over the vesting period of the scheme. The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7th November 2002. At the balance sheet date, the Group revises its estimates of the number of share incentives that are expected to vest. The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity, over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits at call with banks, other short-term highly liquid investments and bank overdrafts.

q) Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

r) New accounting policies and future requirements

During 2005, the IASB and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of this financial information. The following standards and interpretations have yet to be adopted by the Group:

International Financial Reporting Standards (IFRS/IAS)	*Effective Date*
IFRS 4 Amendment to IAS 39 and IFRS 4 — Financial Guarantee contracts	1 January 2006
IFRS 7 Financial statements: disclosures	1 January 2006
IAS 1 Amendment to IAS 1 — Presentation of financial Statements: capital disclosures	1 January 2006
IAS 39 Fair value option	1 January 2006
IAS 39 Amendments to IAS 39 — Transition and recognition of Financial assets and financial liabilities (Day 1 profits)	1 January 2006
IAS 39 Amendment to IAS 39 and IFRS 4 — Financial Guarantee contracts	1 January 2006

International Financial Reporting Interpretations Committee(IFRIC)	
IFRIC 4 Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5 Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1 January 2006
IFRIC 7 Applying the restatement approach under IAS 29	1 March 2006
IFRIC 8 Scope of IFRS 2	1 May 2006

The Directors do not expect the standards and interpretations to have a material impact on the Group.

s) Accounting estimates, assumptions and uncertainties

The principal accounting estimates, assumptions and uncertainties employed in the preparation of this financial information are as follows:

- Estimates are made in respect of environmental provisions, impairment calculations, recovery of trade receivables and expected insurance and onerous contract provisions.
- Actuarial assumptions concerning pension obligations.
- Future taxation payments and receipts which have been estimated on the basis of the best information available at the balance sheet date.
- The discount rate applied to estimates of future cash flows for impairment testing and valuations and also for discounting environmental liabilities.

3. Segmental analysis

Revenue

	FY 04/05 £m	FY 05/06 £m
Collection	373.8	429.0
Special Waste	46.9	49.2
Landfill	265.0	302.8
Power Generation	14.3	18.9
Eliminations	(70.3)	(87.6)
Total	629.7	712.3

Profit before tax

	FY 04/05 £m	FY 05/06 £m
Collection	51.6	60.1
Special Waste	1.5	1.9
Landfill	39.7	40.8
Power Generation	5.1	7.5
Shared services	(20.8)	(24.0)
Operating profit	77.1	86.3
Finance costs	(43.5)	(23.8)
Investment revenue	1.0	2.0
Share of post tax results of joint venture	1.1	1.0
Profit before tax	35.7	65.5

Other segment items are:

	Capital expenditure		Depreciation and amortisation	
	FY 04/05 £m	FY 05/06 £m	FY 04/05 £m	FY 05/06 £m
Collection	44.7	50.1	29.2	32.5
Special Waste	1.4	1.0	1.8	1.8
Landfill	15.6	19.7	22.9	20.4
Power Generation	4.2	3.3	2.2	2.5
Shared services	1.5	1.5	0.9	1.3
	67.4	75.6	57.0	58.5

Assets

	Segment Assets					
	Goodwill		Operating Assets		Total	
	As at 25 March 2005 £m	As at 31 March 2006 £m	As at 25 March 2005 £m	As at 31 March 2006 £m	As at 25 March 2005 £m	As at 31 March 2006 £m
Collection	491.8	491.8	241.0	273.4	732.8	765.2
Special Waste	34.9	34.9	19.6	19.7	54.5	54.6
Landfill	180.2	180.2	147.2	152.0	327.4	332.2
Power Generation	25.4	25.4	21.3	23.2	46.7	48.6
Corporate	—	—	18.7	12.9	18.7	12.9
	732.3	732.3	448.5	481.2	1,180.1	1,213.5
Unallocated corporate assets					36.9	33.0
Group total assets					1,217.0	1,246.5

Liabilities

	Segment liabilities	
	As at 25 March 2005	As at 31 March 2006
	£m	*£m*
Collection	46.1	45.3
Special Waste	4.7	6.2
Landfill	88.7	90.0
Power Generation	1.8	3.1
Corporate	45.3	37.8
	186.6	182.4
Unallocated corporate liabilities	692.9	403.9
Group total liabilities	879.5	586.3

Segment assets comprise goodwill and other intangible assets, property, plant and equipment, inventories and receivables. They exclude deferred taxation, cash and loans to parent company.

Segment liabilities comprise operating liabilities, but exclude items such as taxation, pension deficit and corporate borrowings.

4. Finance costs

	FY 04/05	FY 05/06
	£m	*£m*
Finance leases	(3.8)	(3.2)
Severn Trent Group interest and similar charges payable (note 29)	(36.9)	(18.3)
Interest on discounted provisions	(2.2)	(2.3)
Interest on retirement benefit obligations — net	(0.6)	—
	(43.5)	(23.8)

Future finance costs may be significantly different from that above which result from the Company being wholly owned by Severn Trent Plc.

5. Profit before tax

	FY 04/05	FY 05/06
	£m	*£m*
Profit before tax is stated after charging:		
Staff costs (note 6)	140.1	153.0
Depreciation of property, plant and equipment		
— owned assets	44.2	46.3
— assets held under finance lease	12.4	11.7
Amortisation of intangibles	0.4	0.5
Operating lease charges		
— plant and machinery	7.5	8.2
— other	3.4	3.5
Profit on disposal of property, plant and equipment	(0.5)	(0.5)
Auditors' remuneration		
— Statutory audit services	0.2	0.1
— Non audit services	—	—

The amounts of auditors' remuneration charged in FY 05/06 relates to Deloitte & Touche LLP and in FY 04/05 to PricewaterhouseCoopers LLP.

6. Employees and directors

	FY 04/05	FY 05/06
	£m	*£m*
Staff costs during the period:		
Wages and salaries	120.0	131.4
Social security costs	10.2	12.5
Other pension costs (note 28)	9.9	9.1
	140.1	153.0

The average monthly number of persons (including executive directors) employed by the Group during the year was:

By Segment	FY 04/05 Number	FY 05/06 Number
Collection	3,714	3,814
Special Waste	358	348
Landfill	581	562
Power Generation	29	29
Central	308	311
	4,990	5,064

Key management compensation

The key management of the Group comprises the Biffa Waste Services Limited board of directors. Details of key management's remuneration is given below.

	FY 04/05	FY 05/06
	£m	*£m*
Salaries and short-term employee benefits	2.9	2.6
Post-employment benefits	1.3	1.9
Termination benefits	—	—
Share based payments	(0.2)	0.1
	4.0	4.6

The emoluments of the individual directors were as follows:

	Salary and fees	Benefits in kind	Annual bonus	Total
	£'000	*£'000*	*£'000*	*£'000*
Period ended 25 March 2005				
Martin Bettington	310.0	20.5	189.1	519.6
Tim Lowth	148.7	19.2	93.0	260.9
Period ended 31 March 2006				
Martin Bettington	325.0	27.2	57.3	409.5
Tim Lowth	154.5	19.5	28.3	202.3

Directors' pension provisions

	Accrued pension at end of year	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)	Transfer value of increase in accrued pension	Transfer value of accrued pension at end of year	Transfer value of accrued pension at start of year	Increase/ (decrease) in transfer value over the year, net of Director' contributions
	£ pa	*£ pa*	*£ pa*	*£'000*	*£'000*	*£'000*	*£'000*
FY 04/05							
Martin Bettington	151,522	15,573	12,260	136.5	1,917.3	1,590.5	308.2
Tim Lowth	55,942	7,314	5,806	55.0	467.2	379.6	81.2
FY 05/06							
Martin Bettington	166,715	15,193	11,102	197.5	2,381.3	1,917.3	444.5
Tim Lowth	64,003	8,061	6,550	69.2	599.4	467.2	125.9

The pensions shown above will be provided through both the Severn Trent Senior Staff Pension Scheme and the Severn Trent Supplemental Pension Scheme.

(1) Inflation over the year is measured by reference to the increase in the Retail Prices Index during the year.

(2) The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

Beneficial holdings in Severn Trent Ordinary Shares

Severn Trent Ordinary Shares	25 March 2005	31 March 2006
Executive directors		
Martin Bettington	24,405	40,883
Tim Lowth	2,756	2,756

The directors' interests in options over Severn Trent Ordinary Shares each were as follows:

	Year of grant	Exercise price	As at start of year	Movements in the Period			As at end of year	Date from which exercisable	Expiry date
				Granted	Lapsed	Exercised			
		(p)							
FY 04/05									
Martin Bettington ..	2005	759.0	—	1,248	—	—	1,248	May 2008	Oct 2008
Tim Lowth........	1998	1,005.3	2,665	—	—	—	2,665	June 2001	June 2008
	1999	934.0	2,997	—	—	—	2,997	Jun 2002	June 2009
	2000	688.0	4,286	—	—	—	4,286	June 2003	June 2010
FY 05/06									
Martin Bettington ..	2005	759.0	1,248	—	—	—	1,248	May 2008	Oct 2008
Tim Lowth........	1998	1,005.3	2,665	—	—	—	2,665	June 2001	June 2008
	1999	934.0	2,997	—	—	—	2,997	June 2002	June 2009
	2000	688.0	4,286	—	—	—	4,286	June 2003	June 2010

Messrs Bettington and Lowth have further interests in Severn Trent Ordinary Shares by virtue of having received contingent awards of shares under the Severn Trent Long Term Incentive Plan (the **"STLTIP"**). The STLTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the STLTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The performance criteria for the awards are based on a combination of Severn Trent Plc's Total Shareholder Return (**"TSR"**) compared to the TSR of a number of other privatised

utility companies and economic profit targets. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled are as follows:

	Award Date	Market price at time of award	Number of Severn Trent Ordinary Shares each: As at start of year	Awards vested during year	Awards lapsed during year	Awarded during year	As at end of year	Market price at time of vesting	Gain on vesting
		(p)						*(p)*	*£000*
FY 04/05									
Martin Bettington	Aug 2001	750.0	20,109	(20,109)	—	—	—	820.75	165.0
	Sep 2002	598.5	27,888	—	—	—	27,888	—	—
	Aug 2003	660.5	28,767	—	—	—	28,767	—	—
	Aug 2004	946.0	—	—	—	25,635	25,635	—	—
Tim Lowth	Aug 2001	750.0	3,755	—	(3,755)	—	—	—	—
	Sep 2002	598.5	10,996	—	—	—	10,996	—	—
	Aug 2003	660.5	12,545	—	—	—	12,545	—	—
	Aug 2004	946.0	—	—	—	10,520	10,520	—	—
Year ended 31 March 2006									
Martin Bettington	Sep 2002	598.5	27,888	(27,888)	—	—	—	1,029.75	287.2
	Aug 2003	660.5	28,767	—	—	—	28,767	—	—
	Aug 2004	946.0	25,635	—	—	—	25,635	—	—
	Aug 2005	1,017.0	—	—	—	23,333	23,333	—	—
Tim Lowth	Sep 2002	598.5	10,996	—	(10,996)	—	—	—	—
	Aug 2003	660.5	12,545	—	—	—	12,545	—	—
	Aug 2004	946.0	10,520	—	—	—	10,520	—	—
	Aug 2005	1,017.0	—	—	—	9,600	9,600	—	—

The performance period for allocations of shares made in 2003 ended on 31 March 2006. Severn Trent's remuneration committee has subsequently determined, based on that company's TSR and the economic profit targets set for the Company, over the three year performance period, that participants are not entitled to an award.

7. Taxation

	FY 04/05	FY 05/06
	£m	*£m*
Current tax		
Corporation tax at 30%		
Prior year	(6.3)	(2.9)
Severn Trent Group relief at 30% (note 29)		
Current year	11.7	13.5
Prior year	13.2	(21.8)
Total current tax	18.6	(11.2)
Deferred tax		
Current year	(1.7)	6.9
Prior year	0.2	(2.8)
Total deferred tax	(1.5)	4.1
Total tax charge/(credit)	17.1	(7.1)

The tax assessed for the period is lower (FY 04/05: higher) than the standard rate of corporation tax in the UK (30 per cent.). The differences are explained below:

	FY 04/05	FY 05/06
	£m	*£m*
Profit on ordinary activities before tax	35.7	65.5
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (FY 04/05: 30%)	10.7	19.6
Effects of		
Expenses not deductible for tax purposes	(0.1)	0.8
Adjustments to tax charge in respect of prior periods	7.1	(27.5)
Total taxation	17.1	(7.1)

The tax credit in FY 05/06 of £27.5m in respect of prior periods is primarily as a result of the resolution with HM Revenue and Customs of a number of outstanding queries relating to computations prior to FY 03/04.

Future taxation may be significantly different from that above resulting from the Company being wholly owned by Severn Trent Plc.

Tax charged directly to equity

In addition to the amount charged to the income statement, the following amounts of tax have been charged directly to equity:

	FY 04/05	FY 05/06
	£m	*£m*
Deferred tax		
Tax on actuarial (gains)/losses	(0.8)	1.3

8. Dividends

	FY 04/05	FY 05/06
	£m	*£m*
Equity — ordinary		
Interim paid: 1.46p (FY 04/05: 1.46p) per £1 share	6.5	6.5
Second interim paid: 1.46p (FY 04/05: nil) per £1 share	—	6.5
	6.5	13.0

Between incorporation and 31 March 2006, the Company declared and paid dividends amounting to £41.5 million, including the dividends set out above. Although the Company had sufficient distributable reserves to make each dividend payment, the relevant interim accounts reflecting these profits were not prepared and filed with the Registrar of Companies as required. Consequently payment of the dividends was a technical infringement of the Companies Act.

On 11 September 2006, the Directors appropriated distributable profits of the Company to these payments of dividends and released the relevant shareholders from any claims that the Company may have had in relation to such payments.

This financial information has been drawn up on the basis that the technical infringement described above has been regularised in the manner described.

9. Earnings per share

Basic earnings per ordinary share is calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

	FY 04/05	FY 05/06
Basic earnings per share denominator (m)	4,438.2	4,445.6
Earnings attributable to ordinary shareholders (£m)	18.6	72.6
Basic and diluted earnings per share(p)	0.4	1.6

As described in note 31, subsequent to the year end, the Company has undertaken a capital reorganisation. For the purposes of the Consolidated Financial Information, earnings' per share information for each period has been presented on an adjusted basis to reflect the impact of the capital reorganisation.

The weighted average number of shares reflects the actual number of Biffa ordinary shares which existed during each period adjusted for the subdivision of ordinary shares of £1 into 10 ordinary shares of 10 pence which occurred on 12 September 2006.

As detailed in paragraph 4 of Part XIV of this document, the number of Biffa Ordinary Shares in issue at Demerger will be equal to the number of Severn Trent Ordinary Shares in issue at that date.

Following the Record Date and prior to Demerger there is intended to be a reclassification of such number of Biffa Ordinary Shares into deferred shares so that the number of Biffa Ordinary Shares in issue will match the number of Severn Trent Ordinary Shares in issue at the Record Time. The deferred shares will be repurchased for 1 penny and cancelled. As a consequence, the Directors consider the EPS shown above to be of limited relevance.

The following supplementary information shows the EPS based on the maximum number of Severn Trent Ordinary Shares that are estimated to be in issue immediately following the Demerger (352,323,256 Severn Trent Ordinary Shares).

Supplementary information

	FY 04/05	FY 05/06
Basic earnings per share denominator (m)	352.3	352.3
Earnings attributable to ordinary shareholders (£m)	18.6	72.6
Basic and diluted earnings per share (p)	5.3	20.6

10. Goodwill

	£m
Cost	
At 27 March 2004	730.4
Additions	1.9
At 25 March 2005	732.3
Additions	—
At 31 March 2006	732.3
Aggregate impairment	
At 27 March 2004, 25 March 2005 and 31 March 2006	—
Net book amount	
At 25 March 2005	732.3
At 31 March 2006	732.3

Goodwill is allocated to the Group's cash generating units (**"CGUs"**) identified according to the business segment, as follows:

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Collection	491.8	491.8
Special Waste	25.4	25.4
Landfill	180.2	180.2
Power Generation	34.9	34.9
	732.3	732.3

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using an estimated nominal growth rate of 2.3 per cent. The growth rate does not exceed the long term average growth rate for the business in which the CGU operates.

These assumptions have been used for the analysis of each CGU within the business segment. Management determined budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The pre-tax discount rate used is 8.1 per cent.

Acquisitions in FY 04/05

Additions to goodwill in FY 04/05 relate to acquisitions made in that year and also amendments to goodwill generated in FY 03/04 and updated within the hindsight period. The adjustments were to property, plant and equipment to reflect write downs following the completion of the valuation review and also to provisions, reflecting completion of the detailed assessments of environmental and landfill restoration costs associated with the landfill sites acquired.

During the year the Group acquired assets and trade of the following businesses:

	Date of acquisition
Gateshead Council trade waste	26 April 2004
Southwood Skip Hire	31 August 2004

The book value and provisional fair value of net assets acquired in FY 04/05 were as follows:

	£m
Property, plant and equipment	0.4
Consideration	
Paid	1.1
Accrued	0.1
Total consideration	1.2
Goodwill	0.8

All acquisitions were accounted for using the acquisition method.

None of the businesses acquired during the year had pre-acquisition revenue and profit which were significant in the context of the Group, hence pro forma consolidated results of operations, as if the above acquisitions had been made at the beginning of the period, have not been presented.

The outflow of cash and cash equivalents on the acquisitions in FY 04/05 were £1.6m

11. Intangible assets

	Computer software	Customer lists	Total
	£m	*£m*	*£m*
Cost			
At 27 March 2004	2.1	—	2.1
Additions	0.3	—	0.3
At 25 March 2005	2.4	—	2.4
Additions	0.5	—	0.5
Acquisitions	—	0.1	0.1
Disposals	(0.2)	—	(0.2)
At 31 March 2006	2.7	0.1	2.8
Accumulated amortisation			
At 27 March 2004	(0.8)	—	(0.8)
Charge for year	(0.4)	—	(0.4)
At 25 March 2005	(1.2)	—	(1.2)
Charge for the year	(0.5)	—	(0.5)
Disposals	0.2	—	0.2
At 31 March 2006	(1.5)	—	(1.5)
Net book amount			
At 25 March 2005	1.2	—	1.2
At 31 March 2006	1.2	0.1	1.3

As at 31 March 2006 intangible assets include internally generated software of £0.7m (as at 25 March 2005: £0.9m).

12. Property, plant and equipment

	Land & buildings	Landfill sites	Plant, vehicles & equipment	Total
	£m	£m	£m	£m
Cost				
At 27 March 2004	46.3	232.6	307.2	586.1
Additions	7.1	14.2	46.1	67.4
Acquisitions	(0.3)	(0.5)	0.5	(0.3)
Disposals	(0.6)	(1.1)	(50.6)	(52.3)
Reallocations	(0.7)	—	0.7	—
Transfers to provisions	—	(2.0)	—	(2.0)
At 25 March 2005	51.8	243.2	303.9	598.9
Additions	3.1	16.9	55.6	75.6
Acquisitions	—	—	0.1	0.1
Disposals	(0.3)	—	(26.8)	(27.1)
Reallocations	23.1	—	(24.4)	(1.3)
Transfer to provisions	—	(0.1)	(0.3)	(0.4)
At 31 March 2006	77.7	260.0	308.1	645.8
Accumulated depreciation				
At 27 March 2004	(6.6)	(110.3)	(154.4)	(271.3)
Charge for year	(0.6)	(20.5)	(35.5)	(56.6)
Disposals	0.2	1.2	49.5	50.9
Reallocation	(0.1)	(0.9)	0.1	(0.9)
At 25 March 2005	(7.1)	(130.5)	(140.3)	(277.9)
Charge for the year	(3.0)	(18.3)	(36.7)	(58.0)
Disposals	0.2	—	25.9	26.1
Reallocations	(8.1)	—	9.4	1.3
Transfer to provisions	—	(1.8)	—	(1.8)
At 31 March 2006	(18.0)	(150.6)	(141.7)	(310.3)
Net book amount				
At 25 March 2005	44.8	112.6	163.4	320.8
At 31 March 2006	59.7	109.4	166.4	335.5

In the opinion of the Directors there is no significant difference between the market value of land and the net book amount on the balance sheet above.

The net book amount of property, plant and equipment includes £39.0 million (25 March 2005: £50.7 million) in respect of assets held under finance leases, analysed as follows:

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Land & buildings	2.8	2.8
Landfill sites	18.0	16.5
Plant, vehicles & equipment	29.9	19.7
	50.7	39.0

Land and buildings and landfill sites at net book amount comprise:

	As at 25 March 2005		As at 31 March 2006	
	Land & buildings	Landfill sites	Land & buildings	Landfill sites
	£m	£m	£m	£m
Freehold	22.4	60.6	30.0	59.8
Long leasehold	10.5	29.8	12.1	30.0
Short leasehold	11.9	22.2	17.6	19.6
	44.8	112.6	59.7	109.4

Capital commitments

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Capital expenditure contracted but not provided for at the year end	10.6	6.6

13. Investments

	Joint ventures	Loan	Total
	£m	£m	£m
At 27 March 2004	1.0	0.2	1.2
Share of retained profit	1.1	—	1.1
Distribution of profits	(1.2)	—	(1.2)
At 25 March 2005	0.9	0.2	1.1
Share of retained profit	1.0	—	1.0
Distribution of profits	(1.3)	—	(1.3)
At 31 March 2006	0.6	0.2	0.8

The Group owns 50 per cent. of the ordinary share capital, 500 ordinary shares of £1 each, of Biogeneration Limited, a company incorporated in the United Kingdom. The remaining 50 per cent. is owned by E.ON UK Plc, a wholly owned subsidiary of E.ON AG. Biogeneration Limited's principal activity is the generation of electricity using methane produced by four of the Company's landfill sites.

The loan is to the Isle of Wight Council, is interest free, and is repayable in equal annual instalments with the final instalment being due in October 2009.

At the 31 March 2006 the Group also had a small investment (less than £0.1 million) in an associate, Greater Manchester Sites Limited. This was sold for an amount equal to its book value on 20 April 2006.

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Group's share of:		
Long term assets	0.8	0.7
Current assets	0.5	0.7
Current liabilities	(0.4)	(0.8)
	0.9	0.6
Group's share of:		
Income	2.2	2.1
Expenses	(0.9)	(1.0)
Operating profit	1.3	1.1
Finance costs	—	—
Profit before tax	1.3	1.1
Tax	(0.2)	(0.1)
Share of post tax results from joint ventures	1.1	1.0

The joint ventures have no significant contingent liabilities to which the Group is exposed and nor has the group any significant contingent liabilities in relation to its interest in the joint ventures.

14. Inventories

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Raw materials and consumables	3.0	3.2

The carrying values of inventories held as pledged as security against liabilities within the financial information is £nil (25 March 2005: £nil).

Inventories consumed in the period ended 31 March 2006 were £43.1 million (25 March 2005: £37.7 million).

Inventory written down in the period totalled £nil (25 March 2005: £nil).

15. Trade and other receivables

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Amounts falling due within one year		
Trade receivables	102.7	123.7
Less provision for impairment of receivables	(2.0)	(2.0)
Trade receivables — net	100.7	121.7
Loan to Severn Trent Plc	15.9	15.9
Amounts owed by Group undertakings of Severn Trent Plc	1.1	1.7
Other receivables	0.3	0.3
Prepayments and accrued income	19.7	7.9
	137.7	147.5

The carrying values of trade and other receivables are reasonable approximations of their fair values. There is no concentration of credit risk with respect to trade receivables.

Included within prepayments and accrued income of £7.9 million (25 March 2005: £19.7 million) is £0.4 million (25 March 2005: £0.2 million) that falls due after one year. Included within other debtors of £0.3 million (25 March 2005: £0.3 million) is £nil (25 March 2005: £0.1 million) that falls due after one year.

Amounts owed by Severn Trent Group undertakings are unsecured, interest free and have no fixed date of repayment.

16. Cash and cash equivalents

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Cash at bank and in hand	12.0	21.3
Short term deposits	3.4	1.9
	15.4	23.2

The short term deposits of £1.9 million (25 March 2005: £3.4 million) comprise an insurance deposit of £1.9 million (25 March 2005: £2.3 million) which represents cash held on short term deposit as security for self insurance obligations and, in 2005, £1.1 million which represents security for future consideration in relation to professional services, to be paid on completion of the project. As a result of these restrictions, the cash is not available for immediate use in the business.

17. Financial liabilities — Borrowings

	As at 25 March 2005 £m	As at 31 March 2006 £m
Current		
Loans due to Group companies	—	196.8
Obligations under finance leases	12.3	9.0
	12.3	205.8
Non-current		
Obligations under finance leases	42.3	37.1
Convertible loan notes due to Severn Trent Group companies	461.2	—
Loans due to Severn Trent Group companies	110.9	110.9
Preference shares	—	—
	614.4	148.0

At 25 March 2005 the £110.9 million loan due to Severn Trent Group companies was due to be repaid on 31 March 2006. Subsequently the repayment date was extended to 31 March 2016. This was approved on 28 October 2005.

The interest rate on the £196.8 million loan due to Severn Trent Group companies is fixed at 4.5 per cent. The loan is repayable on demand. The interest rate on the £110.9 million loan due to Severn Trent Group companies was 4.5 per cent. during the two years ended 31 March 2006. This rate can be varied by agreement between the Company and the lender.

The convertible loan notes were held by Severn Trent. The Loan Notes were issued on 31 January 2001 and bore interest at a rate of 2.46 per cent. index linked from December 2000. Interest was payable annually on the anniversary of the issue of the Loan Notes. The Company could elect to repay the Loan Notes at any time after 31 January 2006, and had to repay no later than 31 January 2011, the amount payable being the greater of 9.5 per cent. of the principal amount (£385.0 million) or the principal amount multiplied by the increase in the market value of the Company's preference shares since 31 January 2001. The Loan Notes were repaid on 31 March 2006.

Preference share capital

	As at 25 March 2005 £m	As at 31 March 2006 £m
Authorised 5,000 (2005: 395,000,000) preference shares of £1 each	395.0	—
Allotted, called up and fully paid Nil (2005: 5,000) preference shares of £1 each	—	—

See note 23 for details of the rights attaching to the preference shares.

18. Financial instruments

There is no significant difference between the fair values and the book values of the primary financial instruments. The Group has no derivative instruments.

Interest rate risk profile of financial assets and liabilities

The interest rate risk profile of the Group's financial assets and liabilities were as follows:

All denominated in sterling	As at 25 March 2005	As at 31 March 2006
	£m	*£m*
Financial liabilities		
Floating rate financial liabilities	608.1	139.1
Fixed rate financial liabilities	18.6	214.7
Financial liabilities on which no interest is paid	3.2	1.7
Preference shares (note 17)	—	—
Total financial liabilities	629.9	355.5

Non interest bearing financial liabilities relate to onerous contracts (see note 21).

No financial assets are held as collateral for liabilities.

All the Group's debtors and creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables because they do not meet the definition of a financial asset or liability, such as tax balances.

Floating rate financial liabilities bear interest rates based upon agreement between the Company and Severn Trent.

The interest rate risk profile of the Group's financial assets were as follows:

	As at 25 March 2005	As at 31 March 2006
Interest free loan (note 13)	0.2	0.2
Severn Trent interest free loan	15.9	15.9
Floating rate short term deposits (note 16)	3.4	1.9
Cash at bank and in hand	12.0	21.3
	31.5	39.3

Borrowing facilities

The Group has no undrawn committed borrowing facilities available at 31 March 2006.

Maturity of financial liabilities and borrowing facilities

The maturity profile of the financial liabilities and borrowings is shown below:

	Finance leases	Related party loans	Other	Total
	£m	*£m*	*£m*	*£m*
At 25 March 2005				
Within one year	12.3	—	1.4	13.7
Between one and two years	9.0	110.9	1.0	120.9
Between 2 and 5 years	22.7	—	0.8	23.5
Over 5 years	10.6	461.2	—	471.8
	54.6	572.1	3.2	629.9
At 31 March 2006				
Within one year	9.0	196.8	1.1	206.9
Between one and two years	9.5	—	0.6	10.1
Between 2 and 5 years	14.3	—	—	14.3
Over 5 years	13.3	110.9	—	124.2
	46.1	307.7	1.7	355.5

The minimum lease payments under finance leases fall due as follows:

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Not later than one year	15.6	11.8
Later than one year but not more than five	39.4	29.6
More than five years	24.7	26.4
	79.7	67.8
Future finance charges on finance leases	(25.1)	(21.7)
Present value of finance lease liabilities	54.6	46.1

Currency exposures and hedging

The Group has no exposure to currencies or hedging arrangements.

Bonds and guarantees

The Group has entered into bonds and guarantees in the normal course of business. The amount outstanding at 31 March 2006 was £84 million. No liability is expected to arise in respect of either bonds or guarantees.

19. Trade and other payables — current

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Trade payables	12.8	51.7
Amounts owed to Severn Trent Group undertakings (note 29)	29.3	15.1
Taxation and social security	21.5	22.4
Accruals and deferred income	53.7	25.3
Other payables	2.5	3.5
	119.8	118.0

Amounts due to Severn Trent Group undertakings are unsecured, interest free and have no fixed date of repayment.

20. Current tax liabilities

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Current tax liabilities	(14.2)	(9.1)

21. Provisions for liabilities and charges

	Land reinstatement and environmental	Onerous contracts	Integration provision	Insurance	Total
	£m	£m	£m	£m	£m
At 27 March 2004	68.9	6.2	1.5	—	76.6
Utilised	(9.3)	(2.9)	(1.3)	(0.1)	(13.6)
Charged to income	8.4	—	—	4.2	12.6
Discount elimination	2.2	—	—	—	2.2
Transfers from fixed assets	(2.8)	—	—	—	(2.8)
Acquired	0.5	(0.1)	—	—	0.4
At 25 March 2005	67.9	3.2	0.2	4.1	75.4
Utilised	(10.6)	(1.6)	(0.2)	(2.8)	(15.2)
Charged to income	9.2	0.1	—	2.1	11.4
Discount elimination	2.3	—	—	—	2.3
Transfers from fixed assets	(2.2)	—	—	—	(2.2)
At 31 March 2006	66.6	1.7	—	3.4	71.7

Provisions have been analysed between current and non-current as follows:

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Current	16.6	16.7
Non-current	58.8	55.0
	75.4	71.7

Land reinstatement and environmental

As part of its normal activities, the Group undertakes to reinstate its landfill sites and to maintain the sites and control Leachate and methane emissions from the sites. Provision is made for these anticipated costs. Reinstatement costs are incurred as each site is filled, and in the period immediately after its closure.

Maintenance and Leachate and methane control costs are incurred as each site is filled and for a number of years post closure. Long term aftercare provisions included in landfill reinstatement and environmental provisions have been discounted at a rate of 5 per cent.

Environmental control costs are incurred as each site is filled and for a number of years post closure. This period, from site to site, can vary significantly depending upon the types of waste landfilled and the speed at which it decomposes, the way the site is engineered and the regulatory requirements specific to the site.

Onerous contracts

The onerous contract provision relates to specific contractual liabilities assumed with businesses acquired where estimated future costs are not expected to be recovered by revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

Integration provision

The integration provision relates to costs arising from the integration of the Hales Waste Business acquired in June 2003.

Insurance

Provisions for insurance claims are made as set out in note 2j. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

22. Deferred taxation

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable these will be recovered.

Movement on the deferred tax account is shown below:

	As at 25 March 2005	As at 25 March 2006
	£m	£m
At beginning of period	4.8	5.5
Credited/(charged) to income	1.5	(4.1)
Taken to equity	(0.8)	1.3
At end of period	5.5	2.7

Amount of temporary differences associated with investments in subsidiaries and associates and joint ventures for which deferred tax liabilities have not been recognised.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

The movements in deferred tax assets and liabilities (prior to the offsetting of balances as permitted by IAS 12) during the period are shown below:

	Accelerated tax depreciation	Landfill related assets	Disallowed provisions	Tax losses	Retirement benefit obligation	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 27 March 2004	3.4	16.6	(10.6)	(0.1)	(14.6)	0.5	(4.8)
(Credit)/charge to income	(1.6)	(1.2)	0.6	0.1	0.8	(0.2)	(1.5)
Charge to equity	—	—	—	—	0.8	—	0.8
At 25 March 2005	1.8	15.4	(10.0)	—	(13.0)	0.3	(5.5)
(Credit)/charge to income	(3.1)	4.4	0.9	—	4.2	(2.3)	4.1
Credit to equity	—	—	—	—	(1.3)	—	(1.3)
At 31 March 2006	(1.3)	19.8	(9.1)	—	(10.1)	(2.0)	(2.7)

Certain deferred tax assets and liabilities have been offset. The offset amounts are as follows:

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Deferred tax asset to be recovered after more than 12 months	(19.9)	(22.5)
Deferred tax asset to be recovered within 12 months	(3.8)	—
	(23.7)	(22.5)
Deferred tax liability to be utilised after more than 12 months	12.9	19.8
Deferred tax liability to be utilised within 12 months	5.3	—
	18.2	19.8

23. Called up share capital

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Authorised		
838,818,000 (2005: 443,823,000) ordinary shares of £1 each	443.8	838.8
5,000 (2005: 395,000,000) preference shares of £1 each	395.0	—
	838.8	838.8
Allotted, called up and fully paid		
711,323,000 (2005: 443,823,000) ordinary shares of £1 each	443.8	711.3
Nil (2005: 5,000) preference shares of £1 each	—	—
	443.8	711.3

On 31 March 2006 the Company issued 267,500,000 ordinary shares of £1 each at par to Severn Trent Plc. The proceeds were used to set off against the loan between Biffa Plc and Severn Trent Plc.

On 31 March 2006 5,000 preference shares of £1 each were redeemed and 394,995,000 authorised and unissued preference shares were reclassified into 394,995,000 ordinary shares of £1 each.

The rights attaching to the preference shares are as follows:

a) The preference shares confer upon the holders thereof the right in priority to any payment by way of dividend of the Company to receive a cumulative preferential dividend at the Specified Gilt Rate plus 1.09% per annum in respect of each year or part year ending on an anniversary of the date of the first issue of any preference shares, increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the Company of any preference shares to the date 30 days prior to the relevant anniversary of the first issue date, and proportionately for any part of a year from the date of issue of the relevant preference shares. "Specified Gilt Rate" is the prospective real redemption rate, based on a projected inflation rate of 3%, of 2.5% index linked 2016 UK gilts, based on an RPI base

for indexing of 81.6, 30 days prior to the relevant anniversary of the first issue by the Company of any preference shares.

b) The preference shares could have been redeemed by the Company on 30 January 2016, at an amount equal to £1.42 increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the Company of any preference shares to the date 30 days prior to 30 January 2016 for each such preference share.

c) On a return of capital the holders of the preference shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of a sum calculated in accordance with the following formula.

$RPI \times £(1.42^{N/15})$

Where N is equal to the number of years (including fractions of a year) which have elapsed between the date of issue of the relevant preference share and the date of the return of capital, and RPI is equal to the Retail Prices Index on the date of the return of capital divided by the Retail Prices Index on the date of issue of the relevant preference share.

d) Whenever the holders of the preference shares are entitled to vote on a resolution at a general meeting of the company, on a show of hands, every such holder who is present in person or (being a corporation) by a representative shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one vote in respect of each fully-paid preference share registered in the name of such holder.

e) The preference shares shall be redeemed by the Company without notice on such earlier date and at such price per share as the Directors may agree with the holders of not less than 75% of the preference shares.

24. Retained earnings

	£m
At 27 March 2004	(121.1)
Profit for the financial year	18.6
Actuarial gains arising on post employment obligations, including tax	2.0
Dividends paid	(6.5)
Share based payments	0.7
At 25 March 2005	(106.3)
Profit for the financial year	72.6
Actuarial loss arising on post employment obligations, including tax	(3.2)
Dividends paid	(13.0)
Share based payments	0.3
Change of accounting policy on adoption of IAS32 and IAS39	(1.5)
At 31 March 2006	(51.1)

25. Statement of changes in shareholders' equity

	Share Capital	Retained Earnings	Total equity
	£m	£m	£m
At 27 March 2004	443.8	(121.1)	322.7
Profit for the financial year	—	18.6	18.6
Actuarial gains arising on post employment obligations, including tax	—	2.0	2.0
Dividends	—	(6.5)	(6.5)
Share based payments	—	0.7	0.7
At 25 March 2005 as previously reported	443.8	(106.3)	337.5
Change of accounting policy on adoption of IAS32 and IAS39	—	(1.5)	(1.5)
Balance at 26 March 2005 restated	443.8	(107.8)	336.0
Profit for the financial year	—	72.6	72.6
Actuarial loss arising on post employment obligations, including tax	—	(3.2)	(3.2)
Dividends	—	(13.0)	(13.0)
Issue of ordinary shares	267.5	—	267.5
Share based payments	—	0.3	0.3
At 31 March 2006	711.3	(51.1)	660.2

26. Cash flows from operating activities

	FY 04/05	FY 05/06
	£m	£m
Profit for the year	18.6	72.6
Adjustments for:		
Finance income	(1.0)	(2.0)
Finance costs	43.5	23.8
Share of results of joint ventures before taxation	(1.1)	(1.0)
Taxation	17.1	(7.1)
Operating profit	77.1	86.3
Amortisation of intangibles	0.4	0.5
Depreciation of property, plant and equipment	56.6	58.0
Profit on disposal of property, plant and equipment	(0.5)	(0.5)
Increase in inventories	(0.6)	(0.2)
Decrease/(increase) in debtors	6.6	(9.6)
Decrease in creditors	(13.6)	(9.1)
Decrease in provisions	(0.6)	(3.7)
Total net cash flow from operating activities	125.4	121.7

27. Operating lease commitments

The Group had outstanding commitments for future minimum operating lease payments under non-cancellable operating leases which fall due as follows:-

	At 25 March 2005		At 31 March 2006	
	Land & buildings	Other	Land & buildings	Other
	£m	£m	£m	£m
Within one year	3.4	8.0	3.5	8.9
Between one and five years inclusive	10.5	7.8	9.8	5.9
After five years	45.7	2.2	43.8	1.1
	59.6	18.0	57.1	15.9

28. Pension and post retirement benefits

Pension and post retirement benefits

The Group participates in a number of pension schemes. The principal schemes are the Severn Trent Pension Scheme (**"STPS"**), the Severn Trent Senior Staff Pension Scheme (**"STSSPS"**), the Biffa Works Pension Scheme, and the UK Waste Pension Scheme (**"UKWPS"**). All defined benefit schemes are funded to cover future salary and pension increases.

a) The STPS is operated by Severn Trent. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004, but additional details are given below.

b) The STSSPS is operated by Severn Trent. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2004. This scheme is included in 'others' in the information disclosed below.

c) The Biffa Works Pension Scheme is of the defined contribution type, and the assets are held in separate trustee administered funds.

d) The UKWPS is primarily a defined benefits scheme but does provide benefits on a defined contribution basis for certain younger members. These members automatically join the defined benefits section on attaining age 40. The assets of the scheme are held in a trustee administered fund separate from the finances of the company. The Company's funding policy is to contribute annually the minimum amount that can be contributed to maintain the scheme on an actuarially sound basis.

   In addition, benefits were also provided by the Group on an unfunded and unapproved basis to senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings' cap. Provision is made for such benefits by an annual charge against the Group's earnings totalling £0.2m in FY 05/06 (£0.3m in FY 04/05). This unfunded obligation is valued each year using the most recent formal actuarial valuation of the STSSPS.

Defined contribution schemes

Pension costs for defined contributions schemes are as follows:

	FY 04/05	FY 05/06
	£m	*£m*
Defined contribution schemes	0.2	0.4

Defined benefit plans

Formal actuarial valuations of the Group's deferred benefit pension schemes, based on the projected unit method, are carried out triennially with periodic actuarial reviews.

The amounts recognised in the balance sheet are as follows:

	Defined benefit Pension plans							
	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Present value of defined benefit obligations	(91.0)	(116.1)	(49.1)	(58.0)	(14.0)	(17.0)	(154.1)	(191.1)
Fair value of funded plan assets	70.0	100.0	30.8	43.3	9.9	14.1	110.7	157.4
Net liability	(21.0)	(16.1)	(18.3)	(14.7)	(4.1)	(2.9)	(43.4)	(33.7)

The amounts recognised in the profit and loss account are as follows:

	Defined benefit Pension plans							
	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost (included in operating costs)	7.0	6.9	1.4	1.0	0.7	0.8	9.1	8.7
Interest cost (included in finance costs)	4.3	5.0	2.6	2.7	0.7	0.8	7.6	8.5
Expected return on plan assets (included in finance income)	(4.4)	(5.5)	(2.0)	(2.3)	(0.6)	(0.7)	(7.0)	(8.5)
Total included in staff costs	6.9	6.4	2.0	1.4	0.8	0.9	9.7	8.7

Change in defined benefit obligation

	Defined benefit Pension plans							
	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Present value of defined benefit obligation at start of year	79.3	91.0	46.3	49.1	12.3	14.0	137.9	154.1
Current service cost	7.0	6.9	1.4	1.0	0.7	0.8	9.1	8.7
Plan participant contributions	1.8	1.8	0.7	0.5	0.1	0.1	2.6	2.4
Interest cost	4.3	5.0	2.6	2.7	0.7	0.8	7.6	8.5
Actuarial (gain)/loss on liabilities	(0.4)	12.7	(0.2)	5.6	0.2	1.3	(0.4)	19.6
Benefits paid	(1.0)	(1.3)	(1.7)	(0.9)	—	—	(2.7)	(2.2)
Present value of defined benefit obligation at end of year	91.0	116.1	49.1	58.0	14.0	17.0	154.1	191.1

Change in assets

	Defined benefit Pension plans							
	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets at start of year	56.3	70.0	25.5	30.8	7.5	9.9	89.3	110.7
Expected return on plan assets	4.4	5.5	2.0	2.3	0.6	0.7	7.0	8.5
Actuarial gains/(losses) on assets	1.5	9.1	1.2	5.6	(0.3)	0.4	2.4	15.1
Employer contributions	7.0	14.9	3.1	5.0	2.0	3.0	12.1	22.9
Plan participant contributions	1.8	1.8	0.7	0.5	0.1	0.1	2.6	2.4
Benefits paid	(1.0)	(1.3)	(1.7)	(0.9)	—	—	(2.7)	(2.2)
Fair value of plan assets at end of year	70.0	100.0	30.8	43.3	9.9	14.1	110.7	157.4

Amount recognised in the SORIE

	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Actuarial gains/(losses)	1.9	(3.6)	1.4	—	(0.5)	(0.9)	2.8	(4.5)
Percentage of scheme liabilities	2.1%	(3.1%)	2.9%	—	(3.6%)	(5.3%)	1.8%	(2.4%)

The major categories of assets as a percentage of total plan assets are as follows:

	Defined benefit Pension plans							
	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Asset category								
Equity securities	49.8	66.8	22.7	30.7	6.7	9.3	79.2	106.8
Debt securities	14.0	20.4	5.1	9.0	2.2	2.7	21.3	32.1
Property	4.3	5.9	2.1	3.8	0.6	0.8	7.0	10.5
Cash	2.0	7.0	0.9	—	0.3	1.0	3.2	8.0
Total	70.1	100.1	30.8	43.5	9.8	13.8	110.7	157.4

The pension plan assets do not include any investment in shares of the Company.

Principal weighted-average assumptions were:

	STPS		UKWPS		Others	
	2005	2006	2005	2006	2005	2006
Discount rate	5.50%	4.90%	5.50%	4.90%	5.50%	4.90%
Expected return on plan assets	7.70%	6.80%	7.40%	7.10%	7.70%	6.8%
Future salary increases	4.25%	4.20%	4.25%	4.20%	4.25%	4.20%
Future pension increases	2.75%	2.70%	2.75%	2.70%	2.75%	2.70%

STPS and Others

The post retirement mortality assumption for active members uses the mortality tables PMA92C20(male)/ PFA92C20(female)("92 series") rated down by one year/up by three years with a 6 per cent. loading for future improvements.

The same table is used for assumptions regarding pensioner mortality but applies a 3 per cent. loading for future mortality improvements.

UKWPS

For the UKWPS scheme the "92 series" tables are used and projected to 2003 for pensioners and to 2013 for non-pensioners.

The expected return on plan assets is a blended average of projected long-term returns for the various asset classes. Equity returns are developed based on the selection of an equity risk premium above the risk free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt as appropriate to the plans' holdings of these instruments.

The actual return on plan assets during FY 05/06 was £23.7m.

History of experience gains and losses

	STPS		UKWPS		Others		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
Experience adjustments arising on scheme assets								
Amount (£'m)	1.5	9.1	1.2	5.6	(0.3)	0.4	2.4	15.1
Percentage of scheme assets	2.1%	9.1%	3.9%	12.9%	(3.1)%	2.9%	2.2%	9.6%
Experience adjustment arising on scheme liabilities								
Amount (£'m)	0.4	(12.7)	0.2	(5.6)	(0.2)	(1.3)	0.4	(19.6)
Percentage of the present value of the scheme liabilities	0.4%	10.9%	0.4%	9.7%	1.4 %	7.7%	0.3%	10.3%
Present value of scheme liabilities (£'m)	(91.0)	(116.1)	(49.1)	(58.0)	(14.0)	(17.0)	(154.1)	(191.1)
Fair value of scheme assets (£'m)	70.1	100.1	30.8	43.3	9.8	14.0	110.7	157.4
Deficit (£'m)	(21.0)	(16.1)	(18.3)	(14.7)	(4.1)	(2.9)	(43.4)	(33.7)

Contributions to be made in the next annual reporting period are expected to be £28m.

29. Related party transactions

Prior to the Demerger, Biffa Plc was a wholly owned subsidiary of Severn Trent Plc. Severn Trent and Biffa have entered into a demerger agreement, dated 12 September 2006 (the **"Demerger Agreement"**) which sets out, among other things, the timing for the Demerger, the manner in which it will be implemented and the terms of certain separation and transitional arrangements between them. Further details of the Demerger Agreement are set out at paragraph 18.2 of Part XIV of this document.

Following the Demerger, Biffa and Severn Trent will operate independently of each other as separately listed companies. The transitional arrangements referred to above, the Biffa Waste Water trading relationship with Severn Trent Water in connection with the operation of an organic bulk liquid service as well as certain real estate arrangements between the two groups, all of which are on arm's length commercial terms, will continue following the Demerger.

Value of transactions

	FY 04/05	FY 05/06
	£m	£m
Transactions with Severn Trent Plc		
Interest payable (note 4)	(36.9)	(18.3)
Management charge	(2.3)	(3.1)
Group relief (note 7)	11.7	13.5
Transactions with Severn Trent Water Limited		
Revenue	5.5	5.6
Provision of services	0.8	1.2
Transactions with Haswells/C2C		
Revenue	—	0.8
Transactions with Severn Trent Laboratories Limited		
Revenue	0.1	0.1
Provision of services	0.4	0.4
Transactions with Biogeneration Limited		
Revenue	0.5	0.4
Transactions with Greater Manchester Sites Limited		
Revenue	30.9	29.7
Transactions with Biffa Treatment NV		
Management charge	0.2	0.2

Debtors falling due within one year

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Loan to Severn Trent Plc	15.9	15.9
Amounts owed by members of Severn Trent Group:		
Severn Trent Water Limited	1.1	1.6
Haswells/C2C	—	0.2
	1.1	1.8

Creditors falling due within one year

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Loan from Severn Trent Plc	—	196.8
Amounts owed to members of Severn Trent Group (note 19):		
Severn Trent Plc	29.2	15.0
Severn Trent Laboratories Limited	0.1	0.1
	29.3	15.1

Creditors falling due after one year

	As at 25 March 2005	As at 31 March 2006
	£m	£m
Loan from Severn Trent Plc	110.9	110.9
Convertible loan notes due to Severn Trent Plc	461.2	—

30. Contingent liabilities

Biffa must satisfy the financial security requirements of environmental agencies in order to ensure that it is able to discharge the obligations in the licences or permits that the Group holds for its landfill sites. Biffa satisfies these financial security requirements by providing financial security bonds. The amount of financial security which is required is determined in conjunction with the regulatory agencies, as is the method by which assurance is

provided. Biffa has existing bond arrangements in England and Wales of approximately £84 million outstanding at 31 March 2006 in respect of the Group's landfill sites where the Group has financial security obligations under the Environment Agency's "fit and proper person" test. No liability is expected to arise in respect of either bonds or guarantees.

31. Post balance sheet events

On 4 April 2006 the board of Severn Trent announced that it intended to demerge its UK integrated waste management business, Biffa.

As disclosed in note 28 of this financial information, Biffa participates in the Severn Trent Pension Scheme ("STPS") and the Severn Trent Senior Staff Pension Scheme ("STSSPS"). Biffa's participation in these schemes will cease approximately six months after the Demerger Effective Date.

Severn Trent and Biffa have agreed that the assets and liabilities of the STPS and STSSPS should, insofar as they relate to employees and former employees of the Group, be transferred to the UK Waste Pension Scheme ("UKWPS").

The Trustees of STPS and STSSPS have agreed to the above transfer on the basis that at, or shortly after Demerger, Biffa will make an additional funding payment to the STPS of £8 million, together with additional payments (estimated to be £12 million) which will fully fund the transferring benefits on an IAS 19 basis. In addition, Biffa will also make a contribution to the STSSPS (estimated to be £1 million) to fully fund the transferring liabilities on an IAS 19 basis.

On 12 September 2006 a resolution was passed to subdivide each ordinary share of £1 in the share capital of the Company, into 10 ordinary shares of 10 pence each.

Between incorporation and 31 March 2006, the Company declared and paid dividends amounting to £41.5 million, including the dividends set out above. Although the Company had sufficient distributable reserves to make each dividend payment, the relevant interim accounts reflecting these profits were not prepared and filed with the Registrar of Companies as required. Consequently payment of the dividends was a technical infringement of the Companies Act.

On 11 September 2006, the Directors appropriated distributable profits of the Company to these payments of dividends and released the relevant shareholders from any claims that the Company may have had in relation to such payments.

This financial information has been drawn up on the basis that the technical infringement described above has been regularised in the manner described.

32. Reconciliation of equity and loss under UK GAAP to IFRS

The Group has historically prepared consolidated financial statements in accordance with UK GAAP. With effect from 27 March 2004 the Group has voluntarily decided to prepare its consolidated financial statements under IFRS.

The Group previously reported under UK GAAP in its published financial statements for FY 04/05. The tables that follow this narrative show a reconciliation of net assets and profit as reported under UK GAAP as at 25 March 2005 to the revised net assets and profit under IFRS as reported in this financial information. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the date of transition to IFRS for the group, being 27 March 2004.

Rules regarding transitional arrangements are set out in IFRS 1, which generally requires full retrospective adoption of all accounting standards that are effective as at the reporting date. The primary IFRS exemptions of which the Group has taken advantage relate to business combinations that occurred prior to 27 March 2004, the prospective application of IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) from 26 March 2005, the accounting for post-employment obligations under IAS 19 and the application of IFRS 2 to equity instruments granted before 7 November 2002.

Reconciliation of equity at 27 March 2004

	UK GAAP	Effect of transition to IFRS	IFRS
	£m	£m	£m
Non-current assets			
Property, plant and equipment	313.2	1.6	314.8
Intangible assets			
Goodwill	730.4	—	730.4
Other intangible assets	—	1.2	1.2
Investment in joint venture	1.0	—	1.0
Investments	0.2	—	0.2
Deferred tax	7.3	(2.5)	4.8
	1,052.1	0.3	1,052.4
Current assets			
Inventories	2.4	—	2.4
Trade and other receivables	142.4	0.7	143.1
Cash and cash equivalents	1.3	—	1.3
	146.1	0.7	146.8
Total assets	1,198.2	1.0	1,199.2
Current liabilities			
Financial liabilities	127.6	0.4	128.0
Trade and other payables	121.2	(2.3)	118.9
Current tax liabilities	9.5	—	9.5
Provisions	—	14.4	14.4
	258.3	12.5	270.8
Non-current liabilities			
Financial liabilities	491.6	3.3	494.9
Retirement benefit liabilities	—	48.6	48.6
Provisions	76.6	(14.4)	62.2
	568.2	37.5	605.7
Total liabilities	826.5	50.0	876.5
Net assets	371.7	(49.0)	322.7
Equity			
Share capital	443.8	—	443.8
Retained earnings	(72.1)	(49.0)	(121.1)
Total equity	371.7	(49.0)	322.7

Reconciliation of equity at 25 March 2005

	UK GAAP	Effect of transition to IFRS	IFRS
	£m	£m	£m
Non-current assets			
Property, Plant and equipment	319.2	1.6	320.8
Intangible assets			
Goodwill	691.3	41.0	732.3
Other intangible assets	—	1.2	1.2
Investment in joint venture	0.8	0.1	0.9
Investments	0.2	—	0.2
Deferred tax	8.2	(2.7)	5.5
	1,019.7	49.4	1,060.9

	UK GAAP	Effect of transition to IFRS	IFRS
	£m	*£m*	*£m*
Current assets			
Inventories	3.0	—	3.0
Trade and other receivables	138.3	(0.6)	137.7
Cash and cash equivalents	15.4	—	15.4
	156.7	(0.6)	156.1
Total assets	1,176.4	40.6	1,231.7
Current liabilities			
Financial liabilities	8.6	3.7	12.3
Trade and other payables	121.7	(1.9)	119.8
Current tax liabilities	14.2	—	14.2
Provisions	—	16.6	16.6
	144.5	18.4	162.9
Non-current liabilities			
Financial liabilities	614.4	—	614.4
Provisions	75.4	(16.6)	58.8
Retirement benefit liabilities	—	43.4	43.4
Non-current liabilities	689.8	26.8	716.6
Total liabilities	834.3	45.2	879.5
Net assets	342.1	(4.6)	337.5
Equity			
Share capital	443.8	—	443.8
Retained earnings	(101.7)	(4.6)	(106.3)
Total equity	342.1	(4.6)	337.5

Reconciliation of (loss)/profit for FY 04/05

	UK GAAP	Effect of transition to IFRS	IFRS
	£m	*£m*	*£m*
Revenue	629.7	—	629.7
Cost of sales	(527.2)	(1.8)	(529.0)
Gross profit	102.5	(1.8)	100.7
Other income	0.4	0.1	0.5
Distribution costs	(8.7)	—	(8.7)
Administrative expenses	(59.0)	43.6	(15.4)
Operating profit	35.2	41.9	77.1
Investment revenue	1.0	—	1.0
Finance costs — net	(42.7)	(0.8)	(43.5)
Share of profits from associates and joint ventures	1.3	(0.2)	1.1
(Loss)/profit before tax	(5.2)	40.9	35.7
Tax expense	(17.9)	0.8	(17.1)
(Loss)/profit for the period	(23.1)	41.7	18.6

Notes

(i) IFRS 2 — Share-based payment

The Group operates several share-based payment schemes under which options or shares may be granted to employees. Under UK GAAP, the Group has recognised expenses in its Income Statement in relation to shares awarded under its Executive Share Option Scheme and STLTIP and the share save scheme. Under IFRS 2 (share-based payment), the Group is required to record an expense for all share-based payments based on the fair value

of those payments as determined at the date of grant. IFRS 2 also permits an entity to recognise a deferred tax asset in relation to its share-based payment expense to the extent that it is able to obtain a tax deduction upon exercise of the equity instruments granted.

The effect of applying IFRS 2 is to increase the operating loss for FY 04/05 by £1.4m.

(ii) IFRS 3 — Business combinations

Under UK GAAP goodwill on acquisitions was capitalised and amortised over its estimated useful life up to a maximum of 20 years.

IFRS 3 deals with accounting for businesses acquired and requires separately identifiable intangible assets to be fair valued at the date of acquisition (where this can be done with sufficient reliability) and amortised over an appropriate time period. Any residual goodwill is not amortised but is subject to an annual impairment review. Furthermore, cumulative exchange differences on net investments are deferred within equity until realisation of the investment. These exchange differences are recognised in the Income Statement in the period of realisation.

The Group has elected to apply the exemption in IFRS 1 which does not require this standard to be applied to acquisitions made prior to 27 March 2004.

There is no effect on the Group's net assets at the transition date, 27 March 2004. Goodwill amortisation of £41.5m has been added back in the income statement for FY 04/05 consequently increasing the net assets as at 25 March 2005 by an equivalent amount.

(iii) IAS 12 — Income taxes

Under UK GAAP deferred tax was provided in accordance with Financial Reporting Standard 19 'Deferred Tax' (FRS 19) on timing differences between the accounting and taxable profits. In other words, focus was placed on the Income Statement. Deferred tax assets were only recognised to the extent that they were regarded as recoverable.

IAS 12 takes a different conceptual approach to deferred tax than that applied by FRS 19. Under IAS 12 deferred tax must be provided for on all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base whereas UK GAAP requires deferred tax to be provided for on timing differences between the treatment of items in the tax computation and the income statement. This change in approach results in deferred tax provisions under IFRS for items which under UK GAAP would be permanent differences and hence would not be provided for.

The impact of the adoption of IFRS on the deferred tax position of the Group at 27 March 2004 is to increase the net assets by £2.5m.

(iv) IAS 19 — Employee benefits

The group prepared its 2005 UK GAAP results in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs' (SSAP 24). Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised through the profit and loss account over the average expected remaining service lives of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus or deficit relating to previous years (variation). The difference between employer's contributions paid and the SSAP 24 net pension cost is recognised as a prepayment or accrual, which does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is included in the net pension cost.

Under International Accounting Standard 19 'Employee Benefits' (IAS 19), defined benefit scheme assets and liabilities have been valued at each balance sheet date and the resulting asset or liability is immediately recognised on the balance sheet. At the start of each year, assumptions are made to enable the current service cost, the expected return on assets and the interest cost to be calculated. These amounts are charged to the income statement for the year. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses are recognised through the statement of recognised income and expense.

The expected return on assets and the interest on the liabilities are recognised within finance costs under IAS 19. Under SSAP 24 all pension costs are recognised within operating profits.

The adoption of International Accounting Standard 19 'Employee Benefits' (IAS 19) increases the FY 04/05 profit before tax by £1.6m compared with UK GAAP, representing increased operating profits of £2.4m and increased finance costs of £0.8m.

At 27 March 2004, the derecognition of the UK GAAP SSAP 24 liability increases net assets by £2.8m. Net assets are then reduced by the recognition of the IAS 19 deficit of £48.6m.

As a result of further guidance, holiday pay accruals have also now been reflected which has had the effect of decreasing net assets by £0.9m at 27 March 2004, with a deferred tax asset arising of £0.3m.

(v) IAS 38 — Intangible assets

IFRS has resulted in the reclassification of computer software (£1.2m) from property, plant and equipment to other intangible assets.

The Group has also isolated any other separable intangible assets where the recognition criteria of IAS 38 is met and are capable of being measured with sufficient reliability.

(vi) IAS 17 — Leases

In accordance with IFRS1, "First time adoption of International Financial Reporting Standards" and IAS 17 "Leases", the Group has reviewed the classification of all leases. In reviewing leases of land and buildings in accordance with IAS 17 the land and buildings elements of the lease need to be considered separately. On this basis a number of leases have been reclassified from operating leases to finance leases in this financial information. This has resulted in an increase in fixed assets of £2.8m and a finance lease creditor of £3.7m at the same date.

(vii) IAS 32 & 39 — Financial instruments

The basis of accounting and disclosure for financial instruments is governed by IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement".

Identifiable derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Material gains and losses arising on the re-measurement of these embedded derivatives at each balance sheet date are taken to the Income Statement.

The Group has chosen to apply IAS 39 and has taken the exemption under the transition rules which states that IAS 39 need only be applied from 26 March 2005. The impact in FY 05/06 is that preference shares of £5,000 have been reclassified as debt.

(viii) Provisions

Under IFRS the Company has reclassified provisions expected to be utilised within one year to current liabilities. The amount reclassified at 27 March 2004 was £14.4m.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

SECTION A — PRO FORMA STATEMENT OF NET ASSETS AT 31 MARCH 2006

Set out below is the unaudited pro forma statement of net assets of the Group as at 31 March 2006. The pro forma is prepared for illustrative purposes only, to show the effect of the Demerger on the Group as if it had occurred on 31 March 2006 and, because of its nature, the pro forma financial information addresses a hypothetical situation, and, therefore, does not represent the Group's actual financial position or results. The unaudited pro forma statement of net assets has been compiled on the basis set out below from the audited IFRS consolidated balance sheet of Biffa as at 31 March 2006 as set out in Section D of Part XII of this document.

	Biffa Group as at 31 March 2006	Adjustments				Pro forma as at 31 March 2006
	£m (Note 1)	*£m (Note 2)*	*£m (Note 3)*	*£m (Note 4)*	*£m (Note 5)*	*£m*
Non Current assets						
Goodwill	732.3	—	—	—	—	732.3
Other intangible assets	1.3	—	—	—	—	1.3
Property, plant and equipment	335.5	—	—	—	—	335.5
Interests in joint ventures	0.6	—	—	—	—	0.6
Other receivables and investments	0.2	—	—	—	—	0.2
Deferred tax assets	2.7	—	—	—	—	2.7
	1,072.6	—	—	—	—	1,072.6
Current assets						
Inventories	3.2	—	—	—	—	3.2
Trade and other receivables	131.6	—	—	—	—	131.6
Loan to Severn Trent Plc	15.9	—	(15.9)	—	—	—
Cash and cash equivalents	23.2	334.0	(291.8)	(65.3)	—	0.1
	173.9	334.0	(307.7)	(65.3)	—	134.9
Liabilities						
Current liabilities						
Financial liabilities — Borrowings	(205.8)	(32.1)	196.8	—	(21.0)	(62.1)
Trade and other payables	(118.0)	—	—	—	—	(118.0)
Current tax liabilities	(9.1)	—	—	—	—	(9.1)
Provisions	(16.7)	—	—	—	—	(16.7)
	(349.6)	(32.1)	196.8	—	(21.0)	(205.9)
Net current liabilities	(175.7)	301.9	(110.9)	(65.3)	(21.0)	(71.0)
Non current liabilities						
Provisions	(55.0)	—	—	—	—	(55.0)
Financial liabilities — Borrowings	(148.0)	(301.9)	110.9	—	—	(339.0)
Retirement benefit obligations	(33.7)	—	—	—	21.0	(12.7)
	(236.7)	(301.9)	110.9	—	21.0	(406.7)
Net assets	660.2	—	—	(65.3)	—	594.9

Notes:

(1) Extracted without material adjustment from the IFRS Historical Financial Information of the Group as set out in Section D of Part XII.

(2) Representing the draw down of an element of the term loan facility and revolving credit facility referred to in paragraph 12 of Part VI.

(3) Representing the repayment of certain loans due to subsidiaries of Severn Trent (excluding the Biffa Group) as referred to in paragraph 12 of Part VI together with the repayment by Severn Trent of a £15.9 million loan held within current assets.

(4) Representing the payment of a pre-demerger dividend to Severn Trent as referred to in paragraph 12 of Part VI.

(5) Representing the payment of additional pension funding into the STPS and STSSPS as outlined in paragraph 11 of Part XIV.

(6) No account has been taken of the trading results or cash flows of the Biffa Group since 31 March 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Cornwall Court
19 Cornwall Street
Birmingham B3 2DT

The Directors
Biffa Plc
Coronation Road
Cressex
High Wycombe
Bucks
HP12 3TZ

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London
E14 5LB

13 September 2006

Dear Sirs

Biffa Plc

We report on the pro forma statement of net assets of the Group as set out in Section A of Part XIII of the Company's prospectus dated 13 September 2006 (the "**Prospectus**") which has been prepared on the basis described in the notes to the pro forma statement of net assets, for illustrative purposes only, to provide information about how the proposed demerger might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial information for the Company on the basis of IFRS for the period ended 31 March 2006, as set out in Part XII Section D "IFRS Historical Financial Information" of the Prospectus. This report is required by item 7 of Annex II of the Prospectus Rules and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro forma statement of net assets in accordance with item 20.2 of Annex 1 of the Prospectus Rules.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the Prospectus Rules, on the pro forma statement of net assets as to the proper compilation of the pro forma statement of net assets and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma statement of net assets, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the Prospectus Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART XIV

ADDITIONAL INFORMATION

1. RESPONSIBILITY

Biffa and the Directors, whose names appear in Part III of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of Biffa and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. INCORPORATION AND REGISTERED OFFICE

Biffa was incorporated and registered in England and Wales on 2 October 2000 as a public company limited by shares with the name YPCS 108 plc and the registered number 04081901. By a special resolution, the Company changed its name to Biffa Plc on 19 December 2000.

The principal legislation under which Biffa operates and under which the Biffa Ordinary Shares were created is the Companies Act.

Biffa is domiciled in the United Kingdom with its registered office and principal place of business at Biffa Plc, Coronation Road, Cressex, High Wycombe, Buckinghamshire, HP12 3TZ, United Kingdom. The telephone number of the Company's registered office is 01494 521 221.

3. ORGANISATIONAL STRUCTURE

Following the Demerger, Biffa will be the ultimate holding company of the Group.

Biffa's principal subsidiaries and associated undertakings (each of which are considered by Biffa to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group) are as follows:

Name of subsidiary undertaking[1]	Country of incorporation	Proportion of voting rights held[2]	Nature of business
Biffa Corporate Holdings Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa Holdings Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa UK Group Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa UK Holdings Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa (UK) Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa Waste Limited	England & Wales	100 per cent.	Intermediate holding company
Biffa Waste Management Limited	England & Wales	100 per cent.	Waste management
Biffa Waste Services Limited	England & Wales	100 per cent.	Waste management
Poplars Resource Management Company Limited	England & Wales	100 per cent.	Waste management
Reclamation & Disposal Limited	England & Wales	100 per cent.	Intermediate holding company
UK Waste Management Limited	England & Wales	100 per cent.	Waste management
UK Waste Management Holdings Limited	England & Wales	100 per cent.	Intermediate holding company

Notes:

(1) All subsidiaries (other than Biffa Corporate Holdings Limited) and associates are held indirectly or through Biffa Corporate Holdings Limited.

(2) Biffa's economic interest in each of its subsidiary and associated undertakings is the same as its voting interest.

(3) The group owns 50 per cent. of the ordinary share capital of Biogeneration Limited. The remaining 50 per cent. is owned by E.On UK Plc, a wholly owned subsidiary of E.On AG. Biogeneration Limited's principal activity is the generation of electricity using methane produced by four of the Company's landfill sites.

4. SHARE CAPITAL

4.1 Authorised and issued share capital

The authorised and issued fully paid up share capital of Biffa on Admission is expected to be as follows:

Authorised

Class	Number	Nominal value per share
		pence
Ordinary shares	700,000,000	10

Maximum issued and fully paid

Class	Number	Nominal value per share
		pence
Ordinary shares	352,323,256	10

It is intended that, immediately after the Record Time, the issued share capital of Biffa will be reorganised so that the number of Biffa Ordinary Shares at that time matches exactly the number of Severn Trent Ordinary Shares in issue at the Record Time. Following the Demerger, Severn Trent will not hold any shares in Biffa. As at 7 September 2006 (the latest practicable date prior to publication of this document), Severn Trent's issued share capital comprised 349,323,256 Severn Trent Ordinary Shares. It is estimated that, at the Record Time, the issued share capital of Severn Trent will not comprise of more than 352,323,256 Severn Trent Ordinary Shares but this will depend ultimately on the number of options exercised under the Severn Trent Employee Share Schemes between 7 September 2006 (the latest practicable date prior to publication of this document), and the Record Time.

4.2 Changes in share capital prior to Admission

4.2.1 Biffa was incorporated on 2 October 2000 with an authorised share capital of £100,000 divided into 100,000 ordinary shares of £1 each of which two were issued as subscriber shares at par.

4.2.2 At an extraordinary general meeting of Biffa held at 2297 Coventry Road, Birmingham, B26 3PU on 30 January 2001 the following resolutions (A) and (B) were passed as ordinary resolutions and resolutions (C) and (D) were passed as special resolutions:

(A) the authorised share capital of Biffa was increased to £395,105,000 by the creation of 5000 ordinary shares of £1 each, to rank pari passu with the existing ordinary shares in the capital of the Company and 395,000,000 preference shares of £1 each having the rights set out in the articles of association of Biffa which were adopted at the time;

(B) that the directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all powers of Biffa to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £395,005,000 provided that this authority shall expire five years from the date of the passing of the resolution, save that Biffa may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors were authorised to allot relevant securities pursuant to that offer or agreement as if the authority conferred had not expired;

(C) section 89 of the Act was disapplied for the purposes of the allotment of equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the resolution B above; and

(D) the articles of association of Biffa which were adopted at the time were amended to include the rights of the preference shares and confirm the increase in authorised share capital.

4.2.3 At an extraordinary general meeting of Biffa held at Coronation Road, Cressex, High Wycombe, Bucks HP12 3TZ on 21 October 2002 the following resolutions (A) and (B) were passed as ordinary resolutions and resolutions (C) and (D) were passed as special resolutions:

(A) the authorised share capital of Biffa was increased to £838,823,000 by the creation of 443,718,000 ordinary shares of £1 each, to rank pari passu with the existing ordinary shares in the capital of the Company;

(B) that the directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all powers of Biffa to allot relevant securities (within the meaning of that section)

up to an aggregate nominal amount of £838,713,000 provided that this authority shall expire five years from the date of the passing of the resolution, save that Biffa may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors were authorised to allot relevant securities pursuant to that offer or agreement as if the authority conferred had not expired;

(C) section 89 of the Act was disapplied for the purposes of the allotment of equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the resolution B above; and

(D) the articles of association of Biffa which were adopted at the time were amended to confirm the increase in authorised share capital.

4.2.4 On 31 March 2006, the class consent of the sole holder of the issued preference shares in Biffa was obtained to:

(A) adopt new articles of association varying the rights of the preference shares; and

(B) redeem all preference shares in issue in accordance with the new articles of association on 31 March 2006.

4.2.5 The following written resolutions were passed by the members of Biffa on 31 March 2006 in lieu of a general meeting:

(A) new articles of association of Biffa were adopted in substitution for, and to the exclusion of, the existing articles of association of the Company in order to vary the rights of the preference shares to enable their immediate redemption at fair value;

(B) the authorised but unissued preference shares of £1 each were reclassified into 394,995,000 ordinary shares of £1 each, having the same rights and being subject to the same restrictions set out in the Company's articles of association;

(C) that the directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all powers of Biffa to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £267,500,000 provided that this authority shall expire five years from the date of passing of the resolution, save that Biffa may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors were authorised to allot relevant securities pursuant to that offer or agreement as if the authority conferred had not expired; and

(D) section 89 of the Act was disapplied for the purposes of the allotment of equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the resolution C above.

4.2.6 The issued preference shares in Biffa were redeemed by the Company on 31 March 2006 in accordance with the new articles of association and the consent of the sole holder of the preference shares.

4.2.7 The following written resolutions were passed by the members of Biffa on 12 September 2006 in lieu of a general meeting:

(A) the 5,000 authorised but unissued preference shares of £1 each in the share capital of the Company were cancelled pursuant to section 121 of the Act and the authorised share capital of the Company was reduced from £838,823,000 to £838,818,000;

(B) each issued and authorised but unissued ordinary share of £1 in the share capital of the Company was subdivided into 10 ordinary shares of 10 pence each in the share capital of the Company, having the rights and restrictions attaching to the ordinary shares as set out in the articles of association of the Company;

(C) new articles of association of Biffa were adopted in substitution for and to the exclusion of the existing articles of association of the Company;

(D) that the directors of the Company were hereby generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £11,744,108 (such amount to be reduced to an amount equal to one third of the nominal value of the issued

ordinary share capital of the Company immediately following the admission of the ordinary shares to trading on the London Stock Exchange's main market for listed securities ("**Admission**")) for a period expiring (unless previously renewed, revoked or varied by the Company in general meeting) at the conclusion of the Annual General Meeting of the Company in 2007, save that the Company may make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after the expiry of such authority and the directors may allot relevant securities pursuant to any such offer or agreement as if such power had not expired and all unexercised authorities previously granted to the directors to allot relevant securities be and are hereby revoked;

(E) that the directors of the Company were empowered, pursuant to section 95 of the Act, to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution D above or by way of sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that such power, unless previously revoked, shall expire upon the expiry of the general authority conferred by resolution (D) above, save that the Company may make offers or agreements which would or might require equity securities to be allotted after such expiry of such power and the Directors may allot equity securities pursuant to any such offer or agreement as if such power had not expired), such authority being limited to:

(i) the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares made in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient: (1) to deal with equity securities representing fractional entitlements; and (2) to deal with legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or any stock exchange, or any other matter whatsoever; and

(ii) the allotment of equity securities for cash, otherwise than pursuant to paragraph (i) above, up to an aggregate nominal amount equal to five per cent. of the nominal value of the issued ordinary share capital of the Company immediately following Admission; and

(iii) subject to and conditional upon Admission, the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares provided that:

(a) the maximum number of ordinary shares that may be acquired is an amount equal to 10 per cent. of the ordinary share capital of the Company immediately following Admission;

(b) the minimum price which may be paid for any ordinary share is the nominal value of such ordinary shares, being 10 pence;

(c) the maximum price which may be paid for any such ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d) the authority conferred by this resolution shall expire on the date of the next Annual General Meeting of the Company; and

(e) the Company may make a contract to purchase ordinary shares under this authority prior to the expiry of this authority, which contract will or may be executed wholly or partly after the expiry of this authority, and may purchase ordinary shares in pursuance of any such contract.

4.3 Since incorporation, Biffa has made the following allotments of shares:

Number and class of shares allotted	Purchase price per share	Date of allotment
99,998 ordinary shares of £1 each	£1	18 December 2000
5,000 ordinary shares of £1 each	£1	30 January 2001
5,000 preference shares of £1 each	£1	30 January 2001
443,718,000 ordinary shares of £1 each	£1	21 October 2002
267,500,000 ordinary shares of £1 each	£1	31 March 2006

4.4 As at the date of this document there are no shares in Biffa (i) not representing capital; or (ii) held by, or on behalf of, Biffa or by any member of the Biffa Group.

4.5 There are no acquisition rights or obligations over the authorised but unissued share capital of Biffa or an undertaking to increase the capital of Biffa.

4.6 There are no convertible securities, exchangeable securities or securities with warrants in Biffa.

4.7 Save as disclosed in this paragraph 4, during the three years immediately preceding the date of this document, there has been no issue of share capital in Biffa fully or partly paid either for cash or other consideration and no such issues are proposed and no share capital of Biffa or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

4.8 Rights attaching to the Biffa Ordinary Shares are summarised in paragraph 5.2.2 of this Part XIV below.

4.9 The Biffa Ordinary Shares have not been marketed to, and will not be available in whole or in part to, the public otherwise than pursuant to the Demerger.

4.10 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Biffa.

4.11 The Biffa Ordinary Shares will, when issued, be in registered form and, subject to the provisions of the CREST Regulations. The Directors may permit the holding of Biffa Ordinary Shares in uncertificated form and title to Biffa Ordinary Shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where Biffa Ordinary Shares are held in certificated form, share certificates will be sent to the registered share owners by first class post. No temporary documents of title have been or will be issued in respect of the Biffa Ordinary Shares.

4.12 The current ISIN number for Severn Trent Ordinary Shares is GB0000546324. The ISIN number for Biffa Ordinary Shares will be issued after the date of this document but prior to Admission.

5. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association and Articles of Association are available for inspection as described in paragraph 25 of this Part XIV.

5.1 Memorandum of Association

The Memorandum of Association provides that the Company's principal object is to carry on business as a general commercial company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association.

5.2 Articles of Association

The Articles of Association, which were adopted pursuant to a special resolution on 12 September 2006, contain (among others) provisions to the following effect:

5.2.1 Share Capital

(A) Issue of shares

Subject to the provisions of the Act and without prejudice to any rights attaching to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or in absence of such resolution, as the directors may determine).

Subject to the provisions of the Act and the Articles, the unissued shares in the Company shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

(B) Changes to the share capital

The Company may by ordinary resolution:

- increase its share capital;
- consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

- subject to the provisions of the Act, sub-divide its shares (or any of them) into a smaller amount than is fixed by its Memorandum of Association and determine that as between the shares arising from that sub-division, any of the shares have any preference or advantage as compared with the others;

- cancel shares which (at the date of the resolution) have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium reserve, in any way (subject to the Act).

(C) Redemption of shares

Subject to the provisions of the Act, any share may be issued which is or is liable to be redeemed at the option of the Company or the holder in accordance with the Articles.

(D) Purchase of own shares

Subject to the provisions of the Act, the Company may purchase its own shares (including redeemable shares) and may hold such shares as treasury shares or cancel them.

5.2.2 Rights attaching to deferred shares of the Company

(A) Dividends

The holders of deferred shares shall not be entitled to receive a dividend nor to have any other right of participation in the profits of the Company.

(B) Voting rights

The holders of deferred shares shall have no right, in their capacity as holders of such shares, to receive notice of or attend or vote at any general meeting of the Company.

(C) Distribution of assets on a winding-up

On a return of capital on a winding-up of the Company (but not otherwise), the holders of Deferred Shares shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to an amount equal to one pence in aggregate.

5.2.3 Rights attaching to the ordinary shares of the Company

(A) Dividends

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members but no dividends shall exceed the amount recommended by the directors. Subject to the provisions of the Act, the directors may pay interim dividends, or dividends payable at a fixed rate, it if appears to them that they are justified by the profits of the Company available for distribution. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Subject to the provisions of the Act and except as otherwise provided by the Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, dividends shall be apportioned and paid proportionately to the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid.

A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit. With the authority of an ordinary resolution of the Company, the directors may offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution.

Notwithstanding any other provision of the Articles but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

No dividends or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

- in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or
- following one such occasion, reasonable enquiries have failed to establish any new address of the holder, but subject to the Articles may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

Any dividend which has remained unclaimed for twelve years from the date when it became payable shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

(B) Voting rights

Subject to any rights or restrictions attached to any shares and to the provisions of the Act, every member present in person (or for a corporation present by a duly authorised representative, not himself a member entitled to vote) shall have one vote on a show of hands and on a poll every member shall have one vote for every share of which he is the holder. In the case of joint holders, the vote of the person who stands first in the register of members and who tenders a vote shall be accepted to the exclusion of any votes tendered by the other joint holders. On a poll, votes may be given personally or by proxy or (for a corporate member) by duly authorised representative. A member entitled to more than one vote, if he votes need not use all his votes or cast all votes he uses in the same way.

No member shall have any right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

(C) Transfer of the shares

A share in certificated form may be transferred by an instrument of transfer, which may be in any usual form or in any other form approved by the directors, executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned.

In their absolute discretion and without giving any reasons, the directors may refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The directors may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

- is lodged, duly stamped, at the registered office of the Company or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;
- is in respect of only one class of share; and
- is not in favour of more than four transferees.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse to register the transfer under the Uncertificated Securities Regulations.

If the directors refuse to register a transfer of a share, they shall send the transferee notice of that refusal within two months after the date on which the transfer was lodged with the Company (for the transfer of a share in certificated form) or the date the Operator-instruction was received by the Company (for the transfer of a share in uncertificated form which will be held thereafter in certificated form).

Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

No fee shall be charged for the registration of any instrument of transfer of other document or instruction relating to or affecting the title to any share.

(D) Distribution of assets on a winding-up

If the Company is wound up, with the sanction of an extraordinary resolution and any other sanction required by law and subject to the Act, the liquidator may divide among the members in specie the whole or any part of the assets of the Company and for that purpose may value any assets and determine how the division shall be carried out as between the members or different classes of members. With the like sanction, the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

(E) Restrictions on rights: failure to respond to a section 212 notice

If a member, or any other person appearing to be interested in shares held by that member, fails to provide the information requested in a notice given to him/her under section 212 of the Act by the Company in relation to his/her interest in shares (the "default shares") within 14 days of the notice, sanctions shall apply unless the directors determine otherwise. The sanctions available are the suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or any separate meeting of the holders of any class or on any poll and where the default shares represent at least 0.25 per cent. of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

(F) Untraced members

The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

- for a period of twelve years, during which at least three dividends in respect of the share have become payable, no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by the Articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;
- the Company has, after the expiration of that period, by advertisement in a national newspaper published in the UK and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and
- the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

The Company shall be indebted to the member or other person entitled to the share of an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

Subject to the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or in the case of a member whose registered address is not within the UK, any address given by him to the Company for the service of notices within the UK, not being an address for the purposes of electronic communication) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or in the case of a

member whose registered address is not within the UK, a new address for the purposes of service of notices in the UK).

5.2.4 Variation of rights

Subject to the provisions of the Act, if the capital of the Company is divided into different classes of shares, the rights attaching to any class may be varied in such manner (if any) as may be provided by those rights or if there are no such provisions either with the written consent of the holders of three quarters in nominal value of the issued shares of that class (not including any treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such shares. To every such separate meeting, the provisions of the Articles relating to general meetings shall apply except that the quorum for any such meeting shall be two persons together holding or representing by proxy at least one third in nominal value of the issued shares of the class in question (excluding treasury shares). At an adjournment meeting the quorum shall be one person holding shares of the class in question (excluding treasury shares) or his proxy.

Unless otherwise expressly provided by the rights attached to any class of share, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares in treasury.

5.2.5 Directors of the Company

(A) Appointment

Unless the Company determines otherwise by ordinary resolution, the number of directors (other than alternate directors) shall not be less than two nor more than 15. The directors need not be members of the Company.

Subject to the Articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director either to fill a vacancy or as an additional director. The directors may appoint a person who is willing to act to be director (either to fill a vacancy or as an additional director) provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A person appointed as a director by the other directors is required to retire at the next AGM and shall then be eligible for reappointment.

Other than a director retiring at the meeting, no person shall be appointed or reappointed a director at any general meeting unless he is recommended by the directors or notice of the intention to propose such person for appointment or reappointment executed by a member qualified to vote on the appointment or reappointment is given to the Company not less than seven nor more than 35 days before the date of appointed for the meeting.

(B) Retirement

At each AGM, all directors who held office at the time of the two proceeding AGMs and who did not retire by rotation or retire following their appointment by the other directors shall retire from office by rotation and then be eligible for reappointment. If the Company does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. If a director retiring by rotation is not reappointed or deemed to have been, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

(C) Removal

Without prejudice to the provisions of the Act, the Company may remove a director before the expiration of his period of office by extraordinary resolution.

The office of a director shall be vacated if:

- he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or
- he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

- he is, or may be, suffering from mental disorder and either:
  - he is admitted to hospital in pursuance of an application for admission under the Mental Health Act 1983 or under the Mental Health (Scotland) Act 1984; or
  - an order is made by a court having jurisdiction in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or
- he resigns his office by notice in writing to the Company;
- in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or
- he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or
- a notice in writing is served upon him signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated.

(D) Age

No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of 70 or any other age. Where a general meeting is convened at which a director will be proposed for appointment or reappointment and the directors know that he is 70 or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it. Accidental omission to do so shall not invalidate the proceeding of the meeting or the appointment or reappointment of the director concerned.

(E) Powers of directors

The business of the Company shall be managed by the directors. Subject to the provisions of the Act, the Memorandum of Association and the Articles and any directions given by special resolution, they may exercise all the powers of the Company.

The directors may appoint one or more of their number to any executive office in the Company for such term, at such remuneration and such other conditions as the directors think fit (subject to the provisions of the Act).

The directors may delegate any of their powers to any managing director, any director holding any other executive office or any other director; any committee consisting of one or more directors and one or more other persons (but subject to the majority of the members of the committee being directors); and any local board or agency for managing the affairs of the Company either in the UK or elsewhere.

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors, to be an alternate director and may remove such an alternate director from office.

(F) Borrowing powers

The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to the subsidiary undertakings so as to secure (insofar as they can) that the aggregate principle amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding intra-group borrowings other than as specifically provided by the Articles) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two and half ($2\frac{1}{2}$) times of the aggregate of:

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balances on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown

in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as where may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any changes since that date in the companies comprising the Group.

(G) Voting at board meetings

No business shall be transacted at any meeting of the directors unless a quorum is present and the quorum may be fixed by the directors; unless so fixed at any other number the quorum shall be two.

Questions arising at a meeting of the directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

(H) Restrictions on voting

Save as otherwise provided by the Articles, a director shall not vote, or count in the quorum present, at a meeting of directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in securities of, or otherwise in or through, the Company) unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

- the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;
- the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
- his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in, or debentures or other securities of the Company for, subscription, purchase or exchange;
- the resolution relates in any way to a retirement benefit scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes;
- the resolution relates to an arrangement for the benefit of employees of the Company or any of its subsidiary undertakings, including but not limited to an employees' share scheme which does not accord a director any privilege or advantage not generally accorded to the employees to whom the arrangement relates;
- the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of that company (or of any other company through which his interest in derived) and he is not entitled to exercise 1 per cent. or more of the voting rights available to the members of the relevant company;
- the resolution relates to the purchase or maintenance for any director or directors of insurance against liability.

The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or a committee of the directors.

(I) Directors' interests

Subject to the provisions of the Act and provided that the director has disclosed to the other directors the nature and extent of any material interest of his, a director, notwithstanding his office:

- may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

- may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; *and*
- shall not, by reason of his office, be accountable to the Company for any benefit he derives from such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the grounds of such interest or benefit.

(J) Directors' remuneration and expenses

Until otherwise determined by the Company by ordinary resolution, the directors (other than alternate directors) shall be paid such fees for their services in the office of director as the directors may determine (not exceeding in aggregate an annual sum of £450,000 or such larger amount as the Company may by ordinary resolution decide) divided by the directors as they may determine or, failing such determination, equally.

The directors shall also be paid expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of any holders in any class of shares or otherwise in connection with the discharge of their duties as directors.

Any director who performs, or undertakes to perform, services which the directors consider to go beyond the ordinary duties of a director may be paid such special remuneration as the directors may determine.

(K) Directors' gratuities and pensions

The directors may provide benefits, whether by payments of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in the business of the Company or with any such subsidiary, and for any member of his family (including a spouse or civil partner or a former spouse and former civil partner) or any such person who is or was dependent on him and may (as well as before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

(L) Indemnity

Subject to the provisions of the Act, the Company may indemnify any person who is or was a director directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability whether in connection with any proved or alleged negligence, default, breach of duty or breach of trust or otherwise in relation to the Company or any associated company and/or may purchase and maintain for any such person insurance in relation to the same.

5.2.6 General Meetings

All meetings shall be called extraordinary general meetings other than the annual general meeting. Meetings may be called by the directors. If there are not sufficient directors to call a general meeting, any director or if there is no director any member of the Company may call a general meeting.

Subject to the provisions of the Act, at least 21 days' notice must be given for an AGM and an EGM called for the passing of a special resolution. All other EGMs require at least 14 days' notice to be given.

The notice of the meeting must specify the place, day and time of the meeting and the general nature of the business to be transacted. If the meeting is an AGM, the notice must specify the meeting as such. Subject to the provisions of the Act and to any rights or restrictions attached to any shares, notice shall be given to all members, all persons entitled to a share in consequence of the death or bankruptcy of a member, the directors and the auditors. Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of 15 days before the notice is given and no change in the register after that time shall invalidate the giving of the notice. A member whose registered address is not within the UK shall not be entitled to receive any

notice from the Company unless he gives the Company an address (not being an address for the purposes of electronic communication) within the UK at which notices may be given to him.

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate which is a member, shall be a quorum.

A member may appoint more than one proxy to attend on the same occasion. An appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand if a duly authorised officer. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Submitting an appointment of a proxy shall not preclude the member from attending and voting at the meeting or at any adjournment of it.

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the results of, the show of hands a poll is demanded. Subject to the provisions of the Act, a poll may be demanded by:

- the chairman;
- not less than five members having the right to vote at the meeting;
- any member or members representing at least one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attaching to treasury shares held by the Company); and
- any member or members holding shares which confer a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any voting rights attaching to treasury shares held by the Company).

In the case of an equality of votes (whether on a show of hands or a poll), the chairman shall be entitled to a casting vote in addition to any other votes he may have.

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements as they or he consider appropriate. The directors or the chairman may in their or his absolute discretion refuse entry to any person who refuses to submit to a search or otherwise comply with such security arrangements.

The directors or chairman of the meeting may take such action, give such direction or put in place such arrangement as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting.

The directors may make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places, provided that all member and proxies wishing to attend the meeting are able to attend one or other of the venues.

6. DIRECTORS' AND SENIOR MANAGEMENT'S INTERESTS

6.1 Business Address

The business address of each of the Directors and Senior Management is c/o Biffa Plc, Coronation Road, Cressex, High Wycombe, Buckinghamshire, HP12 3TZ, United Kingdom.

6.2 Other Directorships

Save as set out below, none of the Directors and Senior Management have been a member of any partnerships, or held any directorships of any other company (other than subsidiaries of the Company of which those persons are also directors), at any time in the last five years prior to the date of this document:

Directors	Current directorships and partnerships	*Previous directorships* and partnerships held in the previous five years
Bob Davies	Barratt Developments Plc	Arriva Bus & Coach Limited
	British Energy Group Plc	Arriva Cymru Limited
	Sunderland Arc Limited	Arriva East Herts & Essex Limited
		Arriva Finance Lease Limited
		Arriva Findiv Limited
		Arriva Fox County Limited
		Arriva International (Northern Europe) Limited
		Arriva International (Southern Europe) Limited
		Arriva International Limited
		Arriva London North East Limited
		Arriva London North Limited
		Arriva London South Limited
		Arriva Midlands North Limited
		Arriva Motor Holdings Limited
		Arriva Motor Retailing Limited
		Arriva North East Limited
		Arriva North West Limited
		Arriva Northumbria Limited
		Arriva Passenger Services Limited
		Arriva Plc
		Arriva Scotland West Limited
		Arriva Southern Counties Limited
		Arriva The Shires Limited
		Arriva Trains Limited
		Arriva Trains Merseyside Limited
		Arriva Trains Northern Limited
		Arriva Yorkshire Limited
		Broadwood Finance Company Limited
		Geest Limited
		MTL Services Limited
		T&S Stores Limited
Martin Bettington	Environmental Services Association Limited	Antwerp Waste Management NV
	Severn Trent Plc	Biffa Gamatrans SA
		Biffa NV
		Biffa MRC NV
		Biffa Treatment NV
		Garwing & Cie SA
		Britaniacrest Recycling Limited
		Greater Manchester Sites Limited
		Severn Trent Holdings NV

Directors	Current directorships and partnerships	Previous directorships and partnerships held in the previous five years
Tim Lowth	Berkshire, Buckinghamshire and Oxfordshire Wildlife Trust Limited	Biffa Gamatrans SA
		Biffa NV
		Biffa Treatment NV
		Garwing & Cie SA
		Britaniacrest Recycling Limited
		Greater Manchester Sites Limited
Roger Payne	LogicaCMG plc	Bet Limited
	Nelson & Russell Holdings Limited	Bet Finance Limited
		Bet UK Limited
		Felcourt Insurance Company Limited
		Rentokil Initial plc
		Rentokil Initial UK Ltd
		Rentokil Initial 1927 plc
		Rentokil Initial Employee Share Schemes (Jersey) Limited
		Rentokil Initial Pension Trustee Limited
		Rentokil Initial Holdings (Ireland) Limited
		Rentokil Initial Holdings (France) SA
		Rentokil Initial Overseas (Holdings) B.V.
		Rentokil Finance (No. 1) Limited
		Rentokil Finance (No. 2) Limited
		Rentokil Overseas Holdings Limited
		Rentokil Superannuation Pty Limited
		Rentokil Dormant (No 8) Limited
		Steelstone Properties Limited
		Thames Environmental Building Services Limited
		Treatim Limited
		Tutor Safety Products Limited
Angie Risley	Whitbread PLC	—
	Whitbread Group PLC	
Gareth Llewellyn	Corporate Responsibility Group Limited	The UK Business Council for Sustainable Energy
	National Grid Property Holdings Limited	
Senior Management		
Nick Gregg	—	Associated Tyre Specialists Limited
		Associated Tyre Specialists (Investment) Limited
		ATS Anglia Limited
		ATS Cymru Wales Limited
		ATS Euromaster Limited
		ATS Limited
		ATS Midlands Limited
		ATS North Eastern Limited
		ATS North Western Limited

Directors	Current directorships and partnerships	Previous directorships and partnerships held in the previous five years
		ATS Scotland Limited
		ATS Southern Limited
		ATS Service and Development Limited
		ATS Western Limited
		CHEP UK Limited
		Engage Strategy Limited
David Knott	—	Greater Manchester Sites Limited Sita Wastecare Limited Shropshire Waste Management Limited
Bob Tate	Biogeneration Limited	—

6.3 **Interests of Directors and Senior Management in share capital**

6.3.1 As at 7 September 2006 (the latest practicable date before the publication of this document), none of the Directors, Senior Management and their immediate families had any interests in Biffa Ordinary Shares.

6.3.2 Based on their interests in Severn Trent Ordinary Shares (all of which are beneficial unless otherwise stated) as at 7 September 2006 (the latest practicable date before the publication of this document), the Directors and Senior Management and their immediate families will, on Admission have the following interests in the issued share capital of Biffa:

Directors	Number of Biffa Ordinary Shares(1)	Percentage of Biffa Ordinary Shares(2)
Bob Davies	—	—
Martin Bettington	40,902	0.01%
Tim Lowth	12,704	0.004%
Roger Payne	—	—
Angie Risley	—	—
Gareth Llewellyn	—	—
Senior Management		
Nick Gregg	—	—
David Knott	—	—
Bob Tate	17,229	0.005%

(1) This assumes that the Directors and Senior Management, who are entitled to exercise options under the Severn Trent Employee Share Schemes prior to the Record Date, do so and are issued Severn Trent Ordinary Shares.

(2) This assumes that all holders of options over Severn Trent Ordinary Shares under the Severn Trent Employee Share Schemes, who are entitled to exercise their options prior to the Record Date, do so and are issued Severn Trent Ordinary Shares, but that otherwise there are no issues of Severn Trent Ordinary Shares between 7 September 2006 (being the latest practicable date before the publication of this document), and the Record Date.

6.3.3 Save as set out in this paragraph 6.3, none of the Directors or Senior Management or any connected person within the meaning of section 346 of the Companies Act has any interest, whether beneficial or non-beneficial, in the share capital of any member of the Biffa Group.

6.3.4 Subject to the assumptions above, the interests of the Directors and Senior Management together will represent approximately 0.02% per cent. of the issued ordinary share capital of Biffa on Admission.

6.4 **Confirmations and conflicts of interest**

6.4.1 Confirmations

(A) None of the Directors or members of Senior Management has, during at least the previous five years to the date of this document, any convictions in relation to fraudulent offences.

(B) Save for Nick Gregg who was a director of Engage Strategy Limited when it was dissolved following a members voluntary liquidation in 2004, none of the Directors or members of Senior Management has, during at least the previous five years to the date of this document, been a member of the administrative, management, supervisory body or senior management of a company associated with any bankruptcies, receiverships or liquidations.

(C) None of the Directors or members of Senior Management has, during at least the previous five years to the date of this document been subject to any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

(D) There are no family relationships between any of the Directors or members of Senior Management.

6.4.2 Conflicts of interest

No Director or member of Senior Management has any potential conflict of interest between his or her duties to Biffa and his or her private interests or other duties.

6.4.3 Transactions with Directors

No Director or member of Senior Management has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is, or was, significant in relation to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year, and remains in any respect outstanding or unperformed.

There are no outstanding loans granted by Biffa or any Group company to any of the Directors or members of Senior Management nor has any guarantee been provided by Biffa or any Group company for their benefit.

6.4.4 Director appointment arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any Director or member of Senior Management was selected as a director or senior manager (as the case may be).

7. SUMMARY OF REMUNERATION AND BENEFITS

A summary of the amount of remuneration paid to the Directors and Senior Management (including any contingent or deferred compensation) and benefits in kind for FY 05/06 is set out in the table below. The Directors and Senior Management are categorised in their positions as at 31 March 2006 for these purposes. Bob Davies, Roger Payne, Angie Risley, Gareth Llewellyn and Nick Gregg are not included because they were appointed after 31 March 2006:

	Notes	Salary/fees	Bonus	Benefits in kind	Total year ended 31 March 2006
		£'000	*£'000*	*£'000*	*£'000*
Directors and Senior Management					
Martin Bettington	(a)	325.0	57.3	27.2	409.5
Walter De Jonghe	(b)(c)	—	—	—	—
David Knott	(d)	143.7	71.8	0.7	216.2
Tim Lowth		154.5	28.3	19.5	202.3
Nigel Manning	(e)	170.3	114.8	20.6	305.7
Colin Matthews	(d)(f)	—	—	—	—
Bob Tate	(d)	143.7	74.0	18.9	236.6
Total		**937.2**	**346.2**	**87.1**	**1,370.3**

Notes:

(a) Martin Bettington's remuneration and benefits were paid by Severn Trent and then recharged to Biffa. Martin also received £200 from selling some of his entitlement to private medical insurance.

(b) Resigned as a director on 30 June 2006.

(c) Walter De Jonghe did not receive any remuneration or benefits in kind from any member of the Biffa Group for FY 05/06.

(d) Resigned as a director on 30 August 2006.

(e) Resigned on 3 February 2006.

(f) There was no direct fee for Colin Matthew's services charged to Biffa, though an element of his costs were included in the management charge made by Severn Trent to Biffa each year.

The aggregate amount set aside by the Group to provide pension, retirement or similar benefits in relation to Directors and Senior Management in the last financial year (ended 31 March 2006) was £0.4 million.

8. DIRECTORS' TERMS AND CONDITIONS

8.1 Executive Directors

8.1.1 *Current Service Agreements (applicable during the last financial year (ended 31 March 2006))*

During FY 05/06 and, to date, Martin Bettington, has been employed by Severn Trent under a service agreement dated 10 June 2004. Tim Lowth, is currently employed by Biffa Waste Services, under a service agreement dated 4 April 2005.

The service agreement for Mr Bettington provides that the notice required from Severn Trent to terminate his employment is 12 months and the notice required from Mr Bettington is also 12 months. In Mr Lowth's service agreement, the notice required to be given by Biffa Waste Services to terminate his employment is 12 months and the notice required from Mr Lowth is 6 months.

If the Executive Director's employment is terminated by the employing company as a result of redundancy and the Executive Director does not serve out his full period of notice or if it is terminated in breach of the terms of the service agreement, then the service agreement provides that a payment is payable to the Executive Director. That payment shall be a sum of up to 1.75 times 12 months' basic pay (excluding the cash value of employer pension contributions or entitlement) less applicable deductions. The payment is stated to be subject to the following:

(i) a pro rata reduction where the Executive Director has served some of his notice period by the time his employment terminates;

(ii) execution of a statutory compromise agreement in a form similar to a compromise agreement annexed to the agreement;

(iii) it shall be in full and final settlement of all claims relating to the Executive Director's employment and/or its termination and the cessation of his directorship;

(iv) in the case of Mr Bettington, the payment may be reduced to take account of the following:

(a) the need to be fair to both Severn Trent and Mr Bettington;

(b) the absence of any requirement on the part of Severn Trent to reward failure on the part of Mr Bettington (as reflected in the financial performance of Severn Trent and/or the Biffa Group);

(c) corporate governance standards; and

(d) Mr Bettington's duty to mitigate his loss,

provided that where Severn Trent decides that the payment should be so reduced to take account of any of these factors, Mr Bettington is entitled to dispute such decision. The payment may also be phased in monthly or quarterly instalments over a period of up to 12 months;

(v) the employing company may choose not to apply the clause and to terminate the Executive Director's employment without notice and paying such compensation as may be agreed or otherwise determined by a court of law.

Save as set out below in relation to the employees' share schemes there are no provisions relating to the Executive Director's employment entitling them to payment on a change of control of the company that employs them.

The service agreements of both Executive Directors are terminable with immediate effect by notice in writing if the relevant Executive Director:

(i) becomes of unsound mind, bankrupt or compound with his creditors; or

(ii) is guilty of conduct tending to bring the employing company or himself into disrepute; or

(iii) commits any serious breach (or where the Executive Director has been given written notice or opportunity to rectify or cease a persistent breach), persistent breach, in each case (whether or not addressed in any board appraisal process in operation from time to time), of any of his obligations to the employing company or any company within the employing company's group under the service agreement including, without limitation, the neglect, failure or refusal to carry out any applicable legal duty or any of the duties properly assigned to him under the service agreement; or

(iv) becomes prohibited by law from being a director; or

(v) other than by reason of a request from the employing company, the Executive Director resigns as director of the employing company or any company within the employing company's group or, in the event of his retiring from that office by rotation, he fails to offer himself for re-election.

The employment of each of the Executive Directors will terminate automatically on that Executive Director reaching the normal retirement age for the Executive Director under the employing company's pension scheme of which he is a member (both of these Executive Directors are eligible to be members of the STSSPS and Tim Lowth is also eligible to be a member of the STSPS).

The Executive Directors are entitled to receive the following benefits under the terms of their service agreements:

(i) basic salary, as set out in paragraph 7 of this Part XIV;

(ii) entitlement to an annual performance related bonus, the amount and basis of which is determined (i) in the case of Martin Bettington by the remuneration committee of Severn Trent; and (ii) in the case of Tim Lowth by the Managing Director of Biffa in consultation with the Severn Trent Group Chief Executive subject always to any required approval of the remuneration committee of Severn Trent. (Any bonus paid is only pensionable up to 25 per cent. of base salary);

(iii) entitlement to become and remain a member of the STSSPS (subject to the rules of this scheme and only in respect of earnings up to the prevailing earnings cap (to the extent applicable to each individual)) and Tim Lowth is also entitled to become and remain a member of the STSPS, (subject to the rules of this scheme and only in respect of earnings above the prevailing earnings cap);

(iv) entitlement to 31 days holiday per annum (exclusive of public holidays); and

(v) other customary benefits (including life assurance, private medical assurance, telephone expenses, group incapacity insurance and a company car).

Save as set out above, there are no specific provisions in the relevant service agreements providing for benefits on termination of employment.

8.1.2 *Changes to contractual terms relating to pensions with effect from 6 April 2006*

Due to changes to the tax regime which took effect on 6 April 2006, certain changes were made to the Executive Directors' pension benefits with effect from this date:

(i) in the case of Martin Bettington, his membership of the STSSPS is subject to special terms, under which he does not accrue future service under this scheme. In lieu of future benefit accrual, Mr Bettington is entitled to a cash supplement equal to 40 per cent. of his basic salary;

(ii) in the case of Tim Lowth, he no longer accrues benefits under the STSPS. In lieu of future benefit accrual under this scheme, Mr Lowth is entitled to a cash supplement equal to 30 per cent. of his pensionable pay above the prevailing STSSPS earnings cap from time to time;

8.1.3 *New Service Agreements*

Martin Bettington's employment will transfer from Severn Trent to Biffa immediately before the Demerger becomes effective pursuant to a deed of transfer to be entered into by Severn Trent, Biffa and Mr. Bettington. Under that deed of transfer, all rights and liabilities in respect of Mr. Bettington's employment transfer to Biffa and all rights and liabilities in respect of his appointment as a director of Severn Trent related to matters transacted by the board of Severn Trent are retained by Severn Trent.

Martin Bettington and Tim Lowth will enter into new service agreements with Biffa which are conditional on the Demerger becoming effective (and in the case of Tim Lowth, also conditional on his having given notice to the trustee of the STSSPS that he wishes to opt out of active membership of the STSSPS with effect from completion of the Demerger). Their employment under the terms of the new service agreements will commence immediately before the Demerger becomes effective. Save as set out above and below, there are no existing or proposed service agreements between either of the Executive Directors and Biffa or any member of the Biffa Group.

The new service agreements provide that the notice required to terminate the employment of each individual is, in each case, 12 months from either party.

Biffa has the right to elect to terminate the employment of the Executive Directors immediately on written notice, or with less than 12 months' notice, by making a payment in lieu of notice. Such payment in lieu of notice will be equivalent to the sum that would have been payable to the relevant Executive Director as gross salary (excluding any bonus) calculated on the basis of the Executive Director's annual rate of salary (applicable on the date on which notice of termination is served) in respect of the "Period" and multiplied by 1.75 (less any applicable deductions for income tax and National Insurance Contributions). The "**Period**", as referred to above, is defined within the service agreement as either:

(i) the unexpired portion of any prior notice of termination of the Executive Director's employment which has already been given by the Executive Director or the Company; or,

(ii) where no such prior notice has been given, 12 months.

It is stated that any such payment shall be accepted by the Executive Director in full and final settlement of all claims which he may have against the Company and/or any of its subsidiaries or associates arising out of his employment or its termination (without prejudice to the Executive Director's accrued rights (if any) as at the termination date under any long term incentive plan in which he may then be participating and the Executive Director's accrued benefits under the STSPS or the UK Waste Pension Scheme) and excluding any claims he may have for defamation or personal injury of which the Executive Director is not aware at the date the payment is made and/or any claim under section 13 of the Employment Rights Act 1996 in respect of such sums as may have fallen due to him under the service agreement as at the date of termination of his employment.

In addition, the new service agreements contain a liquidated damages clause under which it is provided that if the service agreement is terminated by the Company in breach of its terms, the Company shall pay to the Executive Director such sum by way of damages as would have been payable by the Company to the Executive Director as gross salary (excluding any bonus) in respect of the Period, calculated on the basis of the Executive Director's annual rate of salary (applicable on the date of termination of employment) and multiplied by 1.75 (less any necessary deductions for income tax and National Insurance Contributions), such payment to be in full and final settlement of all claims which the Executive Director may have against the Company or any subsidiary or associate (without prejudice to the Executive Director's accrued rights (if any) as at the termination date under any long term incentive plan in which he may then be participating and the Executive Director's accrued benefits under the STSPS or the UK Waste Pension Scheme) and excluding any claims he may have for defamation or personal injury of which the Executive Director is not aware at the date the payment is made and/or any claim under section 13 of the Employment Rights Act 1996 in respect of such sums as may have fallen due to him under the service agreement as at the date of termination of his employment.

Where a payment is made in lieu of notice, or in accordance with the liquidated damages clause, both as referred to above, the Company shall be entitled, if the Remuneration Committee so determines,

instead of such payment being paid in a lump sum, to pay it in equal monthly instalments in arrears from the date of termination until the end of the Period. It is provided that:

(i) the Executive Director shall use all reasonable endeavours to find alternative employment and/or engagement and to commence such employment or engagement as soon as reasonably practicable;

(ii) the Executive Director shall forthwith notify the Company on receiving an offer of alternative employment/engagement of this fact, the proposed start date and the proposed alternative remuneration;

(iii) the amount of each monthly instalment, following the date of commencement by the Executive Director of any alternative employment/engagement, shall be reduced by the amount of the alternative remuneration that shall be payable in respect of that monthly period;

(iv) the intention of the parties shall be that the Executive Director shall receive such amount as shall equal the amount of compensation provided by the service agreement less the total amount of alternative remuneration relating to the Period, and there will therefore be an accounting exercise following the end of the Period to determine if the Executive Director has received the correct amount; and

(v) all references to alternative employment and engagement shall include an arrangement pursuant to which the Executive Director renders services directly or indirectly in return for remuneration, and references to alternative remuneration shall include all monies received by the Executive Director in relation to such alternative employment/engagement, including in relation to pension, as specified within the new service agreement but excluding long-term incentive schemes.

There are no provisions relating to the Executive Directors' employment within the new service agreements entitling them to payment on a change of control of Biffa.

The employment of the Executive Directors is terminable with immediate effect if the relevant Executive Director:

(i) seriously or persistently breaches the terms of his service agreement or of Biffa's equal opportunity, health and safety or similar policy; or

(ii) brings himself or any Group company into disrepute; or

(iii) neglects, fails or refuses to carry out any of his duties; or

(iv) becomes of unsound mind, bankrupt or compounds with his creditors; or

(v) becomes prohibited by law from being a director of a company; or

(vi) without the express written consent of the Board resigns from, or fails to offer himself for re-election to, his office as a director of any Group company or is disqualified from holding office as a director.

It is stated that the normal retirement age of Biffa, which the Company shall have the right to alter on provision of notice, is 65.

The Executive Directors are entitled to receive the following benefits under the terms of the new service agreements:

(i) basic annual salary (Martin Bettington: £435,000, and Tim Lowth: £215,000);

(ii) eligibility to participate in a discretionary bonus scheme, as approved by the Remuneration Committee;

(iii) in the case of Mr Lowth, entitlement to receive a cash supplement equal to 25 per cent. of his salary in lieu of future pension benefit accrual. Benefits payable to and in respect of Mr Lowth in respect of service prior to 6 April 2006 shall be calculated by reference to Mr Lowth's pensionable salary as at 6 April 2006 adjusted by percentage increases equivalent to the percentage increases in his basic salary after January 2007 limited to average earnings index plus 5 per cent., and benefits in respect of the period from 6 April 2006 to the Demerger Effective Date will be calculated by reference to the UK Waste Pension Scheme earnings cap from time to time, in both cases up to the date of leaving service with Biffa;

(iv) in the case of Mr Bettington, entitlement to receive a cash supplement equal to 30 per cent. of his salary in lieu of any pension benefits. Benefits payable to and in respect of Mr Bettington under the UK Waste Pension Scheme in respect of service prior to 6 April 2006 shall be calculated by reference to Mr Bettington's pensionable salary immediately prior to the Demerger adjusted by percentage increases equivalent to the percentage increases in his basic salary after January 2007 limited to average earnings index plus 5 per cent., up to the date of leaving service with Biffa, or, if earlier, the date on which he leaves the UK Waste Pension Scheme (so long as the provision of such benefits does not prejudice Mr Bettington's enhanced protection);

(v) entitlement to 31 days' holiday per annum (exclusive of eight bank holidays); and

(vi) other customary benefits (including permanent health insurance, membership of a private medical insurance scheme for the relevant Executive Director, and (at present) his partner and dependent children, and a company car or car allowance).

Save as set out above there are no specific provisions in the new Executive Directors' service agreements providing for benefits on termination of employment.

8.2 **Non-executive Directors**

The following Non-executive Directors have each entered into a letter of appointment with Biffa.

- Bob Davies
- Roger Payne
- Angie Risley
- Gareth Llewellyn

The terms of any appointment and any re-appointment of the Non-executive Directors are subject to the Articles.

Mr Davies' appointment as a Non-executive Director and Chairman Designate of the Board of Biffa took effect on 9 May 2006. Mr Davies will become Chairman of the Board on the Demerger Effective Date.

Mr Payne is appointed as a Non-executive Director and chairman of the Audit Committee and is the Senior Independent Non-executive Director of the Company.

Ms Risley is appointed as a Non-executive Director and chairman of the Remuneration Committee.

Mr Llewellyn is appointed as a Non-executive Director and chairman of the Health & Safety and Environment Committee.

The appointments of Mr Payne, Ms Risley and Mr Llewellyn as Non-executive directors took effect on 1 August 2006. The appointments of all the Non-executive Directors will be terminated forthwith without any entitlement to compensation if the Demerger does not take effect by 31 December 2006 or such other date as may be agreed.

Each of the four Non-executive Directors is appointed for an initial term anticipated to be three years, subject to continued satisfactory performance. The appointments are also subject to the provisions of the Articles regarding appointment, fees, expenses, retirement, disqualification and removal of directors but will in any event terminate forthwith without any entitlement to compensation if:

(i) the Non-executive director is not re-elected at an annual general meeting of Biffa at which he retires and offers himself for re-election in accordance with the Articles; or

(ii) the Non-executive director is required to vacate office for any reason pursuant to any of the provisions of the Articles; or

(iii) the Non-executive director is removed as a director or otherwise required to vacate office under any applicable law.

The fee payable to Mr Davies is reviewed annually. During the period of Mr Davies' appointment as Chairman Designate of the Board, he will be entitled to a daily fee at the rate of £2,500 less any applicable deductions. Subject to the Demerger becoming effective, as Chairman of the Board, Mr Davies will be entitled to an annual fee at the rate of £150,000 per annum, less any necessary deductions, based on a time commitment which is anticipated to be in the region of 80-85 days per year. If Mr Davies is required to spend substantially longer than this anticipated time commitment in the performance of his duties, the Remuneration Committee may at its sole

discretion make one or more specific payments to Mr Davies (less any applicable deductions and subject to any limits on directors' fees contained in the Articles) in addition to the fees referred to above.

Prior to Admission becoming effective each of Mr Payne, Ms Risley and Mr Llewellyn will be entitled to a daily fee at the rate of £1,250, less deductions which the Company may be required to make, to be paid monthly in arrears on the production of an appropriate record.

On Admission becoming effective, each of Mr Payne, Ms Risley and Mr Llewellyn will be entitled to an annual fee at the rate of £35,000 per annum with respect to their roles as Non-executive directors. This annual fee is based on an anticipated time commitment in the region of 20 days per year. If any of Mr Payne, Ms Risley and Mr Llewellyn is required to spend substantially longer than this anticipated time commitment in the performance of his or her duties, the Remuneration Committee may at its sole discretion make one or more specific payments to the Non-executive Director (less any applicable deductions and subject to any limits on directors' fees contained in the Articles).

Mr Payne will be entitled to a further fee of £5,000 per annum in respect of his chairmanship of the Audit Committee, and a fee of £10,000 per annum in respect of his role as Senior Independent Non-executive Director. Each of Ms Risley and Mr Llewellyn will be entitled to an additional fee of £5,000 per annum in respect of her or his chairmanship of a committee. In each case such fees will be less any deductions which the Company may be required to make, and paid in arrears in equal monthly installments.

The fees payable to Mr Payne, Ms Risley and Mr Llewellyn will be reviewed annually.

In addition to the fees referred to above, Biffa will reimburse all expenses reasonably incurred by each of the Non-executive Directors in the proper performance of his or her obligations by virtue of his or her appointment as a Non-executive Director.

None of the Non-executive Directors will be eligible for the grant of options under any of the Biffa Employee Share Schemes as part of their remuneration.

Biffa has in place directors' and officers' liability insurance cover.

Save as set out above, there are no existing or proposed letters of appointment between any of the Non-executive Directors and Biffa or any company within the Biffa Group.

8.3 Directors' indemnity

All of the Directors have been granted indemnities by the Company to the maximum extent permitted by sections 309A and 309B of the Act (including the right to recover costs on an "as incurred" basis), save that such indemnities will not apply to the extent that any recovery is made under any policy of insurance or if the relevant Director or Directors is or are in breach of obligations in relation to the conduct of claims or if the Company determines that the liability arises out of the Director's fraud or wilful default.

9. EMPLOYEES

As at 7 September 2006 (the latest practicable date prior to the publication of this document), the Group had 5,401 employees across the UK.

At the end of the last three financial periods, the average number of Group employees was as follows:

- 31 March 2006 — 5,064 employees
- 25 March 2005 — 4,990 employees
- 26 March 2004 — 4,696 employees

The tables below provide a breakdown of the average number of persons employed by the Group, broken down by business activity at the end of FY 03/04, FY 04/05 and FY 05/06. All Group employees are located in the UK.

Number of employees by activity:

Year ended	Collection	Special Waste	Landfill	Power Generation	Central Administration
31 March 2006	3,814	348	562	29	311
25 March 2005	3,714	358	581	29	308
26 March 2004	3,440	354	574	34	294

10. EMPLOYEE SHARE SCHEMES

Biffa has established three employee share schemes to be used after Admission. These are a long term incentive plan for executives (the **"LTIP"**) and two all-employee schemes which have been approved by HM Revenue & Customs under ITEPA: a sharesave scheme (the **"Sharesave Scheme"**) and a share incentive plan (the **"SIP"**). These schemes have been established by the directors of Biffa but will not be operated without Severn Trent Shareholders first approving their operation at the Severn Trent EGM.

10.1 Biffa Long Term Incentive Plan

The LTIP is constituted under a trust deed and rules which provide for the making of awards of Biffa Ordinary Shares each year by a trustee (the **"Trustee"**) after consultation with the Remuneration Committee. Any awards will normally vest on the third anniversary of award provided the participant remains in employment and pre-set performance conditions are first satisfied. The intention is to make the initial LTIP awards to the Executive Directors, Senior Management and other senior executives (approximately 12 individuals) of the Company in December, with the next normal allocation in May 2008.

Eligibility

Any employee (including an executive director) of the Biffa Group will be eligible to participate at the discretion of the Trustee.

Limit on Awards

The maximum award which may be made to any participant in any financial year will be limited to such number of shares as have an aggregate market value not exceeding one and a half times the participant's base salary (or two times base salary of executive directors in the case of the initial allocations to be made in December or in other circumstances where the Remuneration Committee considers there are sufficient justifying circumstances to allow for an exceptional allocation). Except in the case of new joiners and promotions, however, it should be noted that the current intention is that the next annual award will be made following the announcement of results for Biffa's first full year as an independent company (i.e. around May 2008) and that, subject to a review at the time by the Remuneration Committee, awards are expected to be up to one times salary.

Grant of Awards

In the case of initial allocations of awards following the Demerger, awards will be made within the period of 42 days following Admission becoming effective and in other cases within 42 days of the Company's announcement of its results for any period. Awards may also be made at other times in exceptional circumstances.

Performance conditions

Awards will be subject to a performance target which initially will be based on the Company's ranking in terms of total shareholder return (**"TSR"**) relative to other companies within the FTSE 250 (excluding investment trusts). The proportion of shares which will vest at the end of the performance period will be as follows:

TSR ranking of the Company	Vesting percentage
Upper Quartile	100 per cent.
Between Median and Upper Quartile	Pro rata between 25 per cent. and 100 per cent., calculated on a straight line, by ranking, basis
Median	25 per cent.
Below Median	Nil

In addition, awards will only vest to the extent the Remuneration Committee certify that Biffa's earnings per share has grown over the performance period at a rate which is at least as great as the increase in RPI over the period.

The Remuneration Committee may modify the performance targets in subsequent years but will only do so after appropriate consultation with key institutional investors.

Dividends

Participants in the LTIP will receive additional shares equivalent to the value of any dividends that would have been paid, over the period from the date of award, on those shares which are comprised in the vested proportion of the award.

Leaving employment

Normally, awards lapse on leaving employment. However if a participant ceases employment with any company in the Biffa Group by reason of death, injury, disability or ill-health, retirement, sale of their employing company or business out of the Biffa Group, or any other reason (other than misconduct) as determined by the Trustee, then the award will vest on the normal vesting date provided that any performance conditions have been satisfied at that time. Such awards will be subject to a pro rata reduction in the number of shares released (based on the proportion of the three-year vesting period worked since the date of award) unless the Remuneration Committee concludes that such pro rata reduction would not be appropriate in all the circumstances.

In certain circumstances (e.g. death, or the sale of the employing company or business out of the Group), the Trustee may determine that the award shall vest on the date of the relevant event with any performance conditions measured to that date and a pro rata reduction in the number of shares released, again unless the Remuneration Committee concludes that such pro rata reduction would not be appropriate in all the circumstances.

Corporate Events

Awards will vest in the event of a takeover, court sanctioned compromise or arrangement resulting in a change of control of the Company or winding-up of the Company (other than an internal reorganisation) but only to the extent that the Remuneration Committee, as constituted immediately prior to that event, determines that any performance conditions have been satisfied to the date of the relevant event.

In addition, in the event of a demerger of a substantial part of the Group's business, special dividend or similar event affecting the value of the Company's shares, the Trustee may determine that awards will vest (again but only to the extent that the Remuneration Committee, as constituted immediately prior to that event, determines that any performance conditions have been satisfied to the date of the relevant event), or may make such adjustments as it considers appropriate to the number of shares subject to an award.

The number of shares which may be transferred on a corporate event will (unless the Remuneration Committee decides otherwise) be further reduced on a time pro rated basis to reflect the period of time that has elapsed between the start of the performance period and the date of the relevant event.

Variation in ordinary share capital

In the event of any variation in the share capital of the Company, the Trustee may make such adjustments as it considers appropriate to the number of shares subject to an award.

10.2 **Biffa Sharesave Scheme**

The Sharesave Scheme is constituted by rules which provide for the grant of options over Biffa Ordinary Shares to be purchased out of the proceeds of a linked SAYE savings account with a bank or building society.

Eligibility

All employees (including executive directors) of the Biffa Group who have worked for any qualifying period as may be determined by the Board (but not to exceed five years) and any other employees nominated by the Board will be eligible to participate in the Sharesave Scheme.

Grant Price

Options may be granted at an acquisition price which is not less than 80 per cent. of the middle market quotation of those shares on the London Stock Exchange dealing day (or average over the three dealing days) immediately prior to the day invitations are sent out (or some other date agreed with HM Revenue & Customs). If shares are to be subscribed, the acquisition price will also not be lower than nominal value.

Grant Period

Invitations for the grant of options will normally only be issued within the 42 day period following the Company's announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment

Normally, options lapse on leaving employment. However if a participant ceases employment with any company in the Biffa Group by reason of death, injury or disability, redundancy, retirement or on the sale of their employing company or business out of the Biffa Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason (except dismissal for gross misconduct), provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events

Options may be exercised in the event of a takeover, scheme of arrangement or winding-up of the Company, to the extent of the accumulated savings under the participant's savings arrangements (together with any interest due). In the event of another company acquiring control of the Company, participants may in certain circumstances be allowed to exchange their options for options over shares in the acquiring company.

Variation in ordinary share capital

In the event of any variation in the share capital of the Company, the exercise price and number of shares over which options have been granted may be adjusted. The prior approval of HM Revenue & Customs must be obtained in relation to any such adjustment.

10.3 Biffa Share Incentive Plan

The SIP is constituted under a trust deed and rules which provide for the Company to make various types of award over Biffa Ordinary Shares which are held by trustees (the **"Trustees"**) on behalf of participants. The Company intends offering free shares to all its employees on the day following Admission and, although there is no current intention to do so, may offer other types of award at a later date. The initial award of free shares is considered to be a useful means of ensuring that employees generally have a keen and immediate interest in the Company's share price and are thereby aligned with Shareholders and to serve as a retention tool as awards will be forfeited in the event of cessation (except in the statutory compassionate situations described below) within three years. Awards will be made on the basis of Biffa Ordinary Shares worth £50 per employee plus £40 for each complete year of service (up to a maximum of five). It is anticipated that this offering will result in awards being made over shares worth approximately £0.9 million.

Eligibility

All UK employees (including directors) of the Biffa Group with the requisite qualifying period of service (which will be determined by the Board from time to time and may not exceed 18 months qualifying service) are entitled to participate. Overseas employees who would otherwise qualify but who do not pay UK tax may be invited to participate. In the initial offering following Admission, all eligible employees on the Demerger Effective Date will receive Biffa Ordinary Shares provided they have agreed to leave their shares with the Trustees.

Free Shares

The SIP allows for awards per employee of up to £3,000 worth of free Biffa Ordinary Shares in total in any tax year. Awards may be made on the basis of equal numbers of shares, pro rata earnings or on the basis of other similar terms including objective performance conditions achieved prior to the making of the awards. The maximum award which will be made to any individual participant will be worth about £250.

Partnership Shares

The SIP allows for participants to purchase up to £1,500 worth of Biffa Ordinary Shares (or ten per cent of the participant's annual salary, if less) in total in any tax year. Deductions may be made from salary each month, or

may be accumulated over a period of up to 12 months and then applied in the acquisition of shares. Occasional lump sum purchases may also be made within the statutory limit.

Matching Shares

The SIP allows for additional free Biffa Ordinary Shares to be awarded based on the number of partnership shares acquired. The maximum award per employee is two matching shares for each partnership share, up to £3,000 worth of matching shares in total in any tax year.

Dividend Shares

The SIP also allows for the reinvestment in Biffa Ordinary Shares of up to £1,500 worth of cash dividends in total in any tax year.

Acquisition of Shares

The Trustees may buy shares in the market or subscribe for new Biffa Ordinary Shares. Free and matching shares are funded by participating Group companies.

Holding Period

Free shares and matching shares must be held in the SIP for a holding period which expires between three and five years after award, or, if earlier, when the participant ceases to be employed by a Group company. Dividend shares must remain in the SIP for a holding period of three years or, if earlier, until the participant ceases to be employed within the Biffa Group. Partnership shares may be withdrawn from the SIP at any time.

Voting, Dividend and Other Rights

While the shares are held in the SIP, the participant remains the beneficial owner and is entitled to receive dividends (subject to any reinvestment in dividend shares) and, through the SIP, to vote and to participate in substantially the same way as other Shareholders. Shares may be left in the SIP until the participant ceases to be employed within the Group.

Forfeiture

Free and matching shares may be forfeited if the participant ceases to be employed within the Biffa Group before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such shares, unless he leaves employment due to injury, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement. The Board may also provide that, if a participant withdraws his partnership shares from the SIP within three years of the date on which they were acquired, his corresponding matching shares shall be forfeited.

Corporate Events

Participants' shares are dealt with in the same way as any other Shareholder upon a takeover or reconstruction. Any shares issued to the SIP in place of any Biffa Ordinary Shares on a takeover or reconstruction will be held in the SIP.

10.4 **Provisions relating to all the Biffa Employee Share Schemes**

Scheme Shares

All awards and options under the Biffa Employee Share Schemes will be over Biffa Ordinary Shares which may be new issue, treasury shares or purchased by the Trustees in the market.

Non-executive directors

Non-executive directors are ineligible to participate in any of the Biffa Employee Share Schemes.

Non pensionable benefits

All of the benefits under the Biffa Employee Share Schemes are non-pensionable.

Non-transferability

Options and awards will not be transferable (other than to the participant's personal representatives in the event of his or her death).

Rights attaching to shares

Biffa Ordinary Shares to be issued and allotted under the Biffa Employee Share Schemes will rank equally with all other Biffa Ordinary Shares then in issue, but will not qualify for dividends or other rights arising by reference to a prior record date.

Alterations to the schemes

The Board (or the Remuneration Committee in the case of the LTIP) may amend the Biffa Employee Share Schemes provided that the prior approval of Shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of Biffa Ordinary Shares, or the transfer of treasury shares, the basis for determining a participant's entitlement to, and the terms of, Biffa Ordinary Shares or cash provided under the Biffa Employee Share Schemes and the adjustment of awards or options. However, Shareholders' approval will not be required for only minor administrative changes or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment. No amendment to any key feature will be made to the Sharesave Scheme or SIP without the prior approval of HM Revenue & Customs.

Limits on the issue of shares

In any ten year period the Company may not issue under the Biffa Employee Share Schemes and any other employee share scheme adopted by the Company, Biffa Ordinary Shares equal to more than 10 per cent of the issued ordinary share capital of the Company. In addition, the Company may not issue under the LTIP and any other discretionary employee share scheme adopted by the Company, Biffa Ordinary Shares equal to more than 5 per cent of the issued ordinary share capital of the Company. Treasury shares will count as new issue shares for the purposes of these limits for so long as institutional investor guidelines prescribe that they need to be so counted.

Extension of the schemes overseas

The terms of each of the Biffa Employee Share Schemes provide the Board with the power to extend the schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions. Awards under any such arrangements for overseas employees will count against the limits on the issue of Biffa Ordinary Shares under the Biffa Employee Share Schemes and will not provide participants with benefits greater than those provided under those schemes.

Termination

None of the Biffa Employee Share Schemes will be operated more than ten years after adoption without Shareholder approval, and the Remuneration Committee or the Board, as appropriate, will regularly review the operation of the Biffa Employee Share Schemes.

11. PENSIONS

UK Waste Management Limited, one of Biffa's subsidiaries, is the principal employer of the UK Waste Pension Scheme. The UK Waste Pension Scheme has both defined benefit and defined contribution sections. The defined benefit section provides for benefit accrual on the basis of one-sixtieth of final pensionable pay for each year of pensionable service. As at 31 March 2006 there were 200 active members, 517 deferred members and 354 pensioners in the defined benefit section of the UK Waste Pension Scheme.

The last formal actuarial valuation of the defined benefit section of the UK Waste Pension Scheme was carried out as at 5 April 2003. This showed a past service deficit of £15 million on the UK Waste Pension Scheme's ongoing funding basis. Following the valuation, Biffa has paid contributions to the UK Waste Pension Scheme at the rate of 11 per cent. of pensionable payroll, together with deficit contributions of £2.16 million per year. A further valuation of the UK Waste Pension Scheme is currently being carried out which will show the funding position of the UK Waste Pension Scheme as at 31 March 2006 on a scheme-specific funding basis. Following the outcome of the 31 March 2006 valuation, new UK Waste Pension Scheme funding arrangements will be put in place. Certain aspects of these new funding arrangements have already been agreed with the UK Waste Pension Scheme's trustee, as set out below.

Biffa Waste Services and Island Waste Services, both subsidiaries of Biffa, participate in the Severn Trent Pension Scheme (the "**STPS**") and Biffa Waste Services also participates in the Severn Trent Senior Staff Pension Scheme (the "**STSSPS**") (together the "**Severn Trent Schemes**"). As at 7 September 2006 (the latest practicable date prior to the publication of this document), there were 1,685 Biffa Group employees participating as active members in the STPS, together with 688 deferred members and 330 pensioner or dependant members who are former Biffa Group employees. As at 31 March 2006, seven Biffa Group executives actively participated in the STSSPS, and there were eight former Biffa executives who were deferred and three pensioner members of the STSSPS respectively. Biffa will commence participating in the STSSPS shortly before Demerger.

There is also an unfunded unapproved arrangement, the Severn Trent Supplemental Pension Scheme (the "**STSPS**") under which certain Biffa executives were provided with benefits in addition to their benefits under the STSSPS. All Biffa executives who were active members of the STSPS as at 6 April 2006 have transferred their benefits under this arrangement to the STSSPS and there has been no further benefit accrual under the STSPS since 6 April 2006. The remaining Biffa STSPS liabilities relating to the former executives will be assumed by Biffa on Demerger. As at 31 March 2006, these liabilities were estimated at £0.939 million

In addition, several companies within the Biffa Group participate in (and as a result there are Biffa employees in) a number of different defined contribution arrangements which include the Pension Choices section of the STPS, the Severn Trent Group Pension Scheme and the Severn Trent Stakeholder Scheme. However, the Directors do not believe the liabilities under these schemes to be material in the context of the Demerger.

Severn Trent and Biffa have been in discussion with the trustee of the UK Waste Pension Scheme and the trustees of the Severn Trent Schemes regarding the effect of the Demerger on the UK Waste Pension Scheme and the Severn Trent Schemes. It has been agreed that, after Demerger, Biffa Waste Services, Island Waste Services and Biffa will continue to participate in the Severn Trent Schemes for a short period, following which there will be a transfer to the UK Waste Pension Scheme of the assets and liabilities of the Severn Trent Schemes which relate to current and former Biffa Group employees. The transfer payment in respect of such liabilities will be calculated on an agreed IAS 19 basis (IAS 19 being "International Accounting Standard 19: Employee Benefits").

In order to facilitate the transfer on the agreed basis, Biffa has agreed that at, or shortly after Demerger it will make an additional funding payment to the STPS of £8 million, together with additional payments (estimated to be £12 million) which will fully fund the transferring benefits on an IAS 19 basis. In addition, Biffa will also make a contribution to the STSSPS (estimated to be £1 million) to fully fund the transferring liabilities on an IAS 19 basis.

As part of the overall discussions with the trustee of the UK Waste Pension Scheme, agreement has also been reached regarding various matters including the future funding arrangements for the UK Waste Pension Scheme. It has been agreed that the UK Waste Pension Scheme's existing deficit (on a scheme-specific funding basis) will be eliminated over a period of seven years from January 2007. The deficit at Demerger on the agreed scheme-specific funding basis is estimated to be £19 million, which will be eliminated by way of an initial payment of £10 million split between the tax years 2006-07 and 2007-08 and additional contributions over seven years from January 2007. These additional contributions are estimated to be £2 million for the period ending 30 March 2007, and £1.6 million per annum thereafter. In addition, contributions will be made from January 2008 to eliminate any deficit in respect of the liabilities transferred from the Severn Trent Schemes (calculated on a scheme-specific funding basis). These additional contributions are estimated to be £2 million a year. The cost of ongoing benefit accrual will continue to be funded at the current rate of contributions (as set out above) until 1 January 2007, at which point such rates will be revised in light of the results of the actuarial valuation as at 31 March 2006. It is estimated that annual regular contributions will be £9.9 million, of which £1.4 million will relate to the membership of the UK Waste Pension Scheme at Demerger, and £8.5 million will relate to the transferring members.

As part of the terms agreed with the UK Waste Pension Scheme's trustee regarding the Demerger, the trustee has agreed to restrict the circumstances in which it may exercise its power to trigger a wind up of the UK Waste

Pension Scheme. It has also been agreed that, on Demerger, Biffa Corporate Holdings Limited will become the principal employer of the UK Waste Pension Scheme and that Biffa will provide a guarantee in respect of the participating employers' liabilities under the UK Waste Pension Scheme. The guarantee is unlimited as to time, and is subject to an overall cap of £105 million.

An estimate has been prepared for the IAS 19 service cost of the benefit provided from the UK Waste Pension Scheme and for those Biffa Group employees participating in the STPS and STSSPS. These estimates are shown in the table below and were based upon market conditions prevalent at 31 March 2006.

Current Service Cost Estimate	UK Waste Pension Scheme £ million	*Transfer from Severn Trent Schemes* £ million
Period ending 30 March 2007	1.6	9.2
Period ending 28 March 2008	1.7	9.6

Clearance has been obtained from the Pensions Regulator that it would not be reasonable to impose a contribution notice in relation to the UK Waste Pension Scheme as a result of the Demerger and that it would not be reasonable for the Pensions Regulator to impose a financial support direction either on any entities within the Severn Trent Group in respect of the UK Waste Pension Scheme, or on any Biffa Group entities in respect of the STPS or the STSSPS in the future.

12. SIGNIFICANT SHAREHOLDERS

12.1 As at the date of this Prospectus, the shareholders of the Company are Severn Trent Plc (as to 7,113,229,990 Biffa Ordinary Shares) and Severn Trent Enterprises Limited (as to ten Biffa Ordinary Shares). Insofar as is known to Biffa as at 7 September 2006 (the latest practicable date prior to the publication of this document), the following persons will, on the Demerger becoming effective, directly or indirectly, have an interest in Biffa's share capital or voting rights which is notifiable under the Companies Act (on the basis of their disclosed existing holdings of Severn Trent Ordinary Shares as at 7 September 2006 (the latest practicable date prior to the publication of this document), and assuming that all holders of options of Severn Trent Ordinary Shares who are entitled to exercise their options prior to the Demerger Effective Date do so and are issued Severn Trent Ordinary Shares):

Name of Shareholder	Number of Biffa Ordinary Shares assuming the Demerger becomes effective	Percentage of issued share capital assuming the Demerger becomes effective
Legal & General Investment Management Limited	11,259,833	3.2%

The disclosed interests of the above refer to its combined holdings and to entities' associated with it.

12.2 Save as disclosed in paragraph 12.1 above, the Directors are not aware of any interest (within the meaning of Part VI of the Companies Act) which will represent an interest in Biffa's share capital or voting rights which is notifiable under the Companies Act following the Demerger becoming effective and Admission occurring.

12.3 So far as Biffa is aware, as at 7 September 2006 (the latest practicable date prior to the publication of this document), no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over Biffa on the Demerger becoming effective.

12.4 There are no differences between the voting rights enjoyed by the shareholder described in paragraph 12.1 above and those enjoyed by any other holder of Biffa Ordinary Shares.

13. WORKING CAPITAL

Biffa is of the opinion that, taking into account the bank and other facilities available to the Group, the working capital available to the Group is sufficient for its present requirements, that is for at least the next twelve months from the date of this document.

18. MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Biffa or any member of the Group is a party, for the two years immediately preceding the date of publication of this document and a summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

18.1 Financing arrangements

Biffa Group Credit Facility

On 30 August 2006, Biffa Corporate Holdings Limited entered into a £460 million unsecured dual tranche credit facility (comprising a £310 million term loan facility and a £150 million revolving credit facility) arranged by Barclays Capital and The Royal Bank of Scotland plc with Barclays Bank PLC as agent for the general corporate purposes of the Biffa Group (the **"Facility Agreement"**). Upon satisfaction of conditions precedent (which are usual and customary for this type of facility), loans may be drawn down: (i) under the term loan facility, for a period up until 30 April 2007; or (ii) under the revolving credit facility, for a period up until one month before the termination date of the Facility Agreement (the termination date being five years after the date of the Facility Agreement). It is a term of the Facility Agreement that if the Demerger does not proceed, all loans must be repaid. A maximum of ten loans may be outstanding at any time under the Facility Agreement. All loans under the Facility Agreement must be repaid in full by the termination date of the Facility Agreement.

Interest under the Facility Agreement will be the aggregate of LIBOR, plus the margin plus any mandatory costs payable by Biffa. The margin is calculated by reference to a ratchet which moves according to the leverage ratio, which is the ratio of consolidated net financial indebtedness to consolidated EBITDA for each interest period (the **"Leverage Ratio"**). The initial margin will be 0.50 per cent. per annum fixed for the first six months. Thereafter, the applicable margin will be: (i) 0.35 per cent. if the Leverage Ratio is less than 1.5; (ii) 0.40 per cent. if the Leverage Ratio exceeds or is equal to 1.5 but is less than 2; (iii) 0.45 per cent. if the Leverage Ratio exceeds or is equal to 2 but is less than 2.5; (iv) 0.5 per cent. if the Leverage Ratio exceeds or is equal to 2.5 but is less than 3; and (v) 0.65 per cent if the Leverage Ratio exceeds or is equal to 3 but is less than 3.5.

The representations and warranties, covenants and events of default are usual and customary for this type of facility. The financial covenants relate to leverage and interest cover tests.

Deed of Counter Indemnity

On or around 7 September 2006, Biffa Corporate Holdings Limited entered into a deed of counter indemnity under which Biffa Corporate Holdings Limited and certain of its subsidiaries indemnifies Zurich GSG Limited and AIG Europe (UK) Limited (the **"Surety"**) in relation to performance bonds (up to an aggregate amount of £100 million) issued by the Surety in favour of third parties in respect of the Biffa Group's obligations.

Leasing arrangements

On 28 July 2003 Biffa Waste Services entered into finance leasing arrangements with Société Générale, London Branch (**"SocGen"**).

The leasing arrangements comprise: (i) a head lease agreement under which Biffa Waste Services leases certain items of moveable industrial plant to SocGen; and (ii) a sub lease agreement under which the moveable industrial plant is leased back to Biffa Waste Services by SocGen; and (iii) a parent guarantee from Severn Trent.

Under the head lease, SocGen paid Biffa Waste Services a premium of £51,730,947 in return for which, under the terms of the sub lease, Biffa Waste Services is required to pay rent instalments to SocGen every six months. The final rental payment date is 28 April 2009.

The representations and warranties and terminations events contained in the head lease and sub lease are usual and standard for arrangements of this type.

The Demerger would trigger an early termination event under the sub-lease. Biffa has obtained the consent of SocGen to the Demerger to ensure that no such default occurs. In addition, Severn Trent will be released as guarantor and replaced by Biffa Corporate Holdings Limited under a new guarantee.

18.2 **Demerger Agreement**

On 12 September 2006, Severn Trent and Biffa entered into a demerger agreement (the **"Demerger Agreement"**) which sets out the obligations of the parties in implementing the steps to achieve the Demerger.

The Demerger Agreement is conditional upon:

(a) the passing of the Demerger Resolution;

(b) the Facility Agreement not having been terminated and being unconditionally available for draw down in accordance with its terms;

(c) Admission becoming effective; and

(d) the Demerger Agreement not being terminated in accordance with its terms.

Separation Issues

Severn Trent agrees to procure repayment of any borrowings or indebtedness owed by members of its group to members of the Biffa Group and Biffa agrees to procure the repayment of any borrowings or indebtedness owed by members of its group to members of the Severn Trent Group, in each case by no later than the Demerger Effective Date.

Transitional Services

Severn Trent agrees to supply certain tax transitional services on arm's length terms to Biffa for an initial period of six months following the Demerger. The consideration payable by Biffa to Severn Trent under this agreement could increase or decrease depending on the length of time that the services are provided to Biffa and the amount of time incurred in doing so.

Release of Guarantees

Biffa is obliged to use best endeavours to release members of the Severn Trent Group from any obligations they may have as guarantor of any member of the Biffa Group and Severn Trent is obliged to use best endeavours to release members of the Biffa Group from any obligations they may have as guarantor of any member of the Severn Trent Group. Each party agrees to indemnify the other pending such release.

Indemnities

Biffa agrees to indemnify each member of the Severn Trent Group (and its directors, officers, and employees) in respect of certain liabilities (including tax liabilities) and any claims relating to: (i) the business carried on by the Biffa Group prior to the Demerger (the **"Biffa Business"**); and (ii) this Prospectus.

Severn Trent agrees to indemnify each member of the Biffa Group (and its directors, officers, and employees) in respect of certain liabilities (including tax liabilities) and any claims relating to: (i) the business carried on by the Severn Trent Group prior to Demerger, excluding the Biffa Business; and (ii) the Severn Trent Circular.

Litigation

In the Demerger Agreement, Severn Trent agrees to be named in certain proceedings which Biffa may bring within five years from the Demerger Effective Date in relation to a potential claim against Waste Management International B.V. and Waste Management, INC. or against ACE Insurance for the return of premiums paid by Biffa in connection with the ACE Insurance fund referred to in the agreement entered into between Waste Management International B.V., Waste Management, INC., and Severn Trent and dated 4 June 2000.

Fees and Expenses

Severn Trent agrees to pay all professional fees and expenses incurred in connection with the Demerger.

Insurance

After the Demerger, Severn Trent shall assist Biffa or any member of the Biffa Group in making any insurance claim under any insurance policy providing cover to Biffa or any of its subsidiaries in respect of occurrences prior to the Demerger Effective Date and under which any claim might be capable of being made or on behalf of Biffa or any of its subsidiaries. In doing so, Severn Trent shall give Biffa all reasonable assistance and information Biffa may request.

Termination

Severn Trent is entitled to terminate the Demerger Agreement at any time prior to implementation of the Demerger by giving notice in writing to Biffa. Otherwise, neither Party is entitled to rescind or terminate the Demerger Agreement after the implementation of the Demerger.

18.3 **Sponsor's Agreement**

Severn Trent, Biffa and Citigroup have entered into a sponsor's and implementation agreement dated 12 September 2006 (the **"Sponsor's Agreement"**) which sets out the terms on which Biffa has appointed Citigroup as its sponsor and nominated representative in relation to its applications for Admission.

The Sponsor's Agreement contains warranties given by Biffa in favour of Citigroup which are customary for an agreement of this kind. In addition, it contains an indemnity from Biffa in favour of Citigroup in respect of certain potential liabilities connected with the Demerger and Admission, which again are customary for an agreement of this kind. These warranties and indemnities are not capped and do not have any contractual time limits.

Except for the despatch of the Prospectus and the release of any announcement of the publication of the Prospectus, Biffa has agreed that until 30 days from Admission it will not (and will procure that each Biffa Group company does not) without first having consulted with Citigroup:

(i) take any steps which, in the opinion of Citigroup, would be materially inconsistent with any expression of policy or intention contained in the Prospectus or any announcement of the publication of the Prospectus; and

(ii) make or despatch a public announcement or communication which would be material in connection with the Demerger or Admission and shall take into account all reasonable requirements of Citigroup in relation thereto.

Citigroup may terminate the Sponsor's Agreement at any time before Admission in certain circumstances including, among other things, if:

(i) it is of the opinion that a matter has arisen which has caused or might cause any warranties to become untrue, inaccurate or misleading at any time and which Citigroup considers to be material in the context of the Demerger or Admission or which might give rise to a claim under the indemnity; or

(ii) it shall come to the notice of Citigroup that any statement contained in the Severn Trent Circular is or has become untrue, incorrect or misleading (including by omission) and which Citigroup considers to be material in the context of the Demerger or Admission; or

(iii) it is of the opinion that Biffa or Severn Trent has not complied with any of its material obligations under the Sponsor's Agreement and Citigroup considers such failure to be material in the context of the Demerger or Admission; or

(iv) a suspension or material disruption in trading in any of Severn Trent's securities on the London Stock Exchange has occurred which, in the opinion of Citigroup, makes it impracticable or inadvisable to proceed with Admission on the terms and in the manner contemplated in the Prospectus and the Sponsor's Agreement.

Severn Trent and Biffa have the right to terminate the Sponsor's Agreement at any time before Admission if the Demerger Agreement is terminated in accordance with its terms.

18.4 **Pensions Arrangements**

Deed of Amendment and Transfer

Biffa, Severn Trent, UK Waste Management Limited, Severn Trent Pension Scheme Trustees Limited, Severn Trent SPSS Trustees Limited and UK Waste Pension Trustees Limited will have entered into a Deed of Amendment and Transfer (the **"Deed"**) which sets out the terms on which the liabilities under the Severn Trent Pension Scheme and the Severn Trent Senior Staff Pension Scheme (together the**"Severn Trent Schemes"**) that relate to current and former employees of the Biffa Group, will be transferred to the UK Waste Pension Scheme. The Biffa Group companies that participate in the Severn Trent Schemes at Demerger Effective Date will continue to participate in these schemes for a short period after the Demerger Effective Date and the Deed sets out the participation terms which will apply during this period.

The transfer payments which will be made from the Severn Trent Schemes to the UK Waste Pension Scheme will be fully funded on an IAS 19 basis (IAS 19 being "International Accounting Standard 19: Employee Benefits").

The Deed provides that on or before the date on which the liabilities are transferred to the UK Waste Pension Scheme, Biffa will make certain contributions to the Severn Trent Schemes (estimated to be an aggregate amount of approximately £9 million). Certain payments will also be made to the Severn Trent Schemes by Severn Trent. In addition, it has been agreed between Biffa and Severn Trent that Biffa will make an additional payment to the Severn Trent Pension Scheme on or before the transfer date (estimated to be approximately £12 million). Biffa's contractual agreement to make this payment is contained in the Demerger Agreement (details of which are set out at 18.2 above).

The Deed also provides that on the Demerger Effective Date, Biffa will enter into the guarantee described below and that Biffa Corporate Holdings Limited will be substituted as principal employer of the UK Waste Pension Scheme. In addition, the Deed contains certain amendments which will be made to both the Severn Trent Schemes and the UK Waste Pension Scheme, including, in relation to the UK Waste Pension Scheme, an amendment to restrict the circumstances in which the trustee may exercise its power to exercise a wind up of this scheme.

Pensions Guarantee

Biffa has agreed to enter into a guarantee (the **"Guarantee"**) on the Demerger becoming effective, for the benefit of the trustee of the UK Waste Pension Scheme. Under the Guarantee, Biffa will guarantee all present and future obligations and liabilities (including actual or contingent obligations) of all current and future employers participating in the UK Waste Pension Scheme to make payments to the UK Waste Pension Scheme. The Guarantee is without limit as to time, but is capped at an aggregate maximum amount of £105 million.

18.5 **Undertaking not to compete**

On 30 June 2006, in connection with the sale by Severn Trent Overseas Holdings NV (a subsidiary of Severn Trent) of Severn Trent's Belgian waste business, Biffa entered into an undertaking with Veolia Proprete (the **"Undertaking"**). Under the Undertaking, Biffa agreed that for three years from the date of the Undertaking neither Biffa nor any of its affiliates would be concerned, directly or indirectly, in any business operating within the waste sector in the Benelux region save where a member of the Biffa Group acquired an interest in a business (the **"Target"**) which has existing operations in the Benelux region and the Target's revenue realised in the Benelux region does not exceed ten per cent. of the total turnover of the Target.

19. UK TAXATION

General

The following paragraphs are intended as a general guide only and are based on current law and HM Revenue and Customs practice. They summarise the position of Shareholders who (unless the position of non-resident Shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for tax purposes, who are the absolute beneficial owners of their Biffa Ordinary Shares and who hold their Biffa Ordinary Shares as an investment. Certain Shareholders, such as dealers in securities, insurance companies, collective investment vehicles and employees of the Company (or a connected company), may be taxed differently and are not considered.

If you are in any doubt as to your tax position or you are subject to tax in a jurisdiction outside the UK, you should consult an appropriate professional adviser before taking any actions.

Dividends

No tax will be withheld by the Company when it pays a dividend.

A UK resident individual Shareholder who receives a dividend from the Company will be entitled to a tax credit, currently at the rate of 1/9th of the cash dividend paid (equal to 10 per cent. of the aggregate of the net dividend and related tax credit). The individual is treated as receiving for tax purposes gross income equal to the cash dividend plus the tax credit. The tax credit is set against the individual's tax liability on that gross income.

An individual Shareholder who is liable to income tax at either the starting or the basic rate will be subject to tax on the cash dividend and the tax credit at the rate of 10 per cent. The tax credit will be set against this tax liability and as a result, such Shareholders will have no further income tax liability in respect of the dividend.

A Shareholder who is a higher rate taxpayer will be liable to income tax on the cash dividend and the tax credit at the rate of 32.5 per cent. After taking account of the tax credit, such Shareholders have further income tax to pay at a rate of 22.5 per cent. of the dividend plus the related tax credit (equal to 25 per cent. of the net cash dividend

received). For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

UK resident Shareholders who do not pay income tax or whose liability to income tax on the dividend and related tax credit is less than the tax credit (including pension funds, charities and certain individuals) are not entitled to claim repayment of any part of the tax credit associated with the dividend from HM Revenue and Customs.

UK resident individual Shareholders who hold their Biffa Ordinary Shares in an Individual Savings Account or a Personal Equity Plan are exempt from tax on dividends paid by the Company but are no longer entitled to recover the tax credit on dividends paid by the Company from HM Revenue & Customs.

A UK resident corporate Shareholder will not generally be liable to corporation tax on any dividend received from the Company. The dividend received and related tax credit will constitute franked investment income.

Non-UK resident individual Shareholders will not generally be subject to UK tax on any dividends received from the Company. Whether a Shareholder who is not resident in the UK for tax purposes is entitled to a tax credit in respect of dividends paid by the Company and to claim payment of any part of the tax credit will depend, in general, on the provisions of any double taxation convention which exists between the Shareholder's country of residence and the UK. However, where a non-resident Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally not be a significant proportion of the dividend to which it relates. A non-UK resident Shareholder may also be subject to foreign taxation on dividend income.

Taxation of chargeable gains

A disposal of Biffa Ordinary Shares by a Shareholder who is either resident or ordinarily resident in the UK may, subject to the Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of UK taxation of chargeable gains.

For Shareholders within the charge to corporation tax on chargeable gains, indexation allowance should be available to reduce the amount of chargeable gain realised on a disposal of Biffa Ordinary Shares (but not to create or increase any loss).

For Shareholders who are subject to capital gains tax, such as individuals, trustees and personal representatives, taper relief (which reduces the percentage of the gain chargeable by reference to how long the Biffa Ordinary Shares have been held) may be available to reduce the amount of chargeable gain realised on a disposal of Biffa Ordinary Shares.

A Shareholder who is neither UK resident nor UK ordinarily resident will not be subject to UK tax on a gain arising on a disposal of Biffa Ordinary Shares unless (i) the Shareholder carries on a trade, profession or vocation in the UK through a branch or agency and, broadly, holds Biffa Ordinary Shares for the purposes of the trade, profession, vocation, branch or agency or (ii) the Shareholder falls within the anti-avoidance rules applying to individuals who are temporarily not resident or ordinarily resident in the UK.

Inheritance tax

The Biffa Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of Biffa Ordinary Shares by, or on the death of, an individual Shareholder may (subject to certain exemptions and reliefs) be subject to UK inheritance tax, even if the Shareholder is neither domiciled nor deemed to be domiciled in the UK. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift. Special rules apply to gifts where the donor reserves or retains some benefit and these rules could give rise to a liability to UK inheritance tax on the death of the donor.

Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax will be payable by Shareholders on the allotment, issue or registration of Biffa Ordinary Shares.

Any subsequent conveyance or transfer on sale of Biffa Ordinary Shares will usually be subject to stamp duty, at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid will arise in relation to an unconditional agreement to transfer Biffa Ordinary Shares. SDRT is normally a liability of the purchaser. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) a share transfer is

executed pursuant to the agreement and is duly stamped, the stamping of the transfer will normally cancel the SDRT liability. Any SDRT already paid will be refunded.

A transfer of Biffa Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid. CRESTCo will collect SDRT on relevant transactions settled through CREST and will account for the SDRT to HM Revenue and Customs.

There will be no stamp duty or SDRT on a transfer of Biffa Ordinary Shares into CREST where such a transfer is made for no consideration.

Where Biffa Ordinary Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT may be payable, broadly, at the rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, 1.5 per cent. of the value of the Biffa Ordinary Shares. Where such stamp duty or SDRT is payable, such amounts may be charged by the depositary or clearance service to the Shareholder to whom the Biffa Ordinary Shares would otherwise have been issued or to whom the Biffa Ordinary Shares are being transferred.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Charities are exempt from stamp duty and SDRT on the acquisition of Biffa Ordinary Shares.

20. LITIGATION

Subject to the matters disclosed below, there are no and have not, since the date 12 months prior to the date of the document, been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Biffa is aware) which may have, or have had in the recent past, significant effects on Biffa and/or the Group's financial position or profitability and the Group is not currently engaged (whether as claimant or respondent) in any material litigation and there are no material claims against Biffa:

20.1 Leicester

Biffa's contract with Leicester City Council (**"LCC"**) for the provision of waste services (the **"Contract"**) involved constructing a waste recycling plant in Leicester (the **"Plant"**).

Biffa engaged Maschinenfabrik Ernst Hese GmbH (**"Hese"**) to design and build the Plant who in turn instructed Outokumpu Technology (**"Outokumpu"**) to provide the plant and machinery and construct the Plant.

In respect of Leicester there are three material current or threatened pieces of litigation:

(A) Fire

Following construction of the Plant and during the commissioning process, it was determined that further modifications would be required to the Plant. Hese instructed Outokumpu, to carry out these modification works and Outokumpu sub-contracted these modification works to Vanguard Industrial Limited (**"Vanguard"**).

On 27 June 2004, during these modification works a fire erupted in the body of the Plant causing a significant amount of damage.

The repair works following the fire were significant. Whilst Biffa has recovered its insured losses, including the costs of the works necessary to repair the damage caused by the fire, from its insurers, Biffa suffered other losses which were not covered by the insured risks in the policy, mostly financial losses such as lost sales and increased Landfill Tax liabilities. These losses total approximately £2 million. Biffa is pursuing a claim in contract and negligence against Hese for recovery of those losses and a claim in negligence against Outokumpu and Vanguard. Proceedings were issued on 8 August 2006.

(B) Plant performance

The Plant does not yet meet the performance criteria as set out in the Contract. Hese has been put on notice that Biffa hold them responsible for ensuring that the Plant meets its specification. The Plant is still in its commissioning stages (which had been delayed as a result of the fire) and tests are currently being undertaken to determine what further modifications (if any) are required to ensure that the Plant meets the specification. Biffa has reserved its rights on the performance of the Plant.

Biffa is holding on to significant retention monies under the Contract together with the right to call in a guarantee bond (together amounting to approximately £2.5 million) which may not be sufficient to cover the cost of remediation works carried out by Hese. Unless the Plant meets its specifications, Biffa may pursue further claims against Hese both in respect of its own losses (if any) and any liability incurred in respect of LCC.

(C) Change in regulations

The Plant is designed to produce compost from non-segregated waste. However, following the implementation in July 2005 of the Waste Management Licensing (England and Wales)(Amendment and Related provisions)(No3) Regulations 2005, compost derived from non-segregated sources can only be used by operators who have a waste disposal licence. These regulations mean that it is not possible to implement the scheme as originally proposed.

Biffa have put LLC on notice that due to this change in the regulations, the change in law provisions in the Contract regarding the ability to renegotiate the contract and Biffa's ability to claim relief are triggered. LCC have agreed that is the case (subject to any further regulatory changes which may be made) and both parties are now in discussion as to short term alternatives and also long term changes to the scheme and to the Contract.

It is possible that some of the costs of the changes to the scheme may be borne by Biffa.

20.2 **Health and Safety**

In relation to health and safety matters there have been three fatalities which may result in a HSE prosecution. It is not envisaged that if any prosecution is brought and is successful, the potential fine would have a material financial impact on the Company in any of the following cases:

a) fatality on 23 May 2006 involving an employee in the glass recycling team knocked down as he crossed a road to return to the recycling truck. The HSE are investigating;

b) a fatality on 2 February 2006 in which a self-employed contractor was run over by a vehicle on site. The HSE are investigating and it is anticipated that the inquest will be held in Autumn 2006; and

c) a fatality on 8 November 2004 in which an employee was crushed by a vehicle. The inquest took place in October 2005 and a verdict of accidental death was returned.

21. PROPERTY, PLANT AND EQUIPMENT

21.1 Biffa holds a significant portfolio of freehold and leasehold real estate in the UK. A list of Biffa's 20 properties which generate the most profit is set out below:

Location	*Tenure*	*Size (Ha)*	*Utilisation*
Risley — Moss Side Farm, Silver Lane, Risley, Warrington, Cheshire, WA3 6BY	Freehold	97.3	Landfill, Gas Utilisation and Waste Treatment
High Wycombe — Kingsmill, London Road, Loudwater, High Wycombe, HP10 9TD	Freehold and Leasehold	1.7	Truck Operations and Office
Trecatti — Fochriw Road, Nr Merthyr Tydfil, Mid Glamorgan, CR48 4AB	Freehold and Leasehold	35.5	Landfill and Gas Utilisation
Manchester Depot — Lyon Road Industrial Estate, Kearsley, Bolton, BL4 8NB	Leasehold	1.0	Truck Operations and Maintenance Workshop
Redhill — Cormongers Lane, Nutfield, Nr Redhill, Surrey, RH1 4ER	Freehold	75.8	Landfill, Gas Utilisation and Regional Office
Skelton Grange — Pontefract Lane, Leeds, LS15 9AX	Freehold	71.3	Landfill and Gas Utilisation
Pebsham — Freshfields, Bexhill Road, St Leonards-on-Sea, East Sussex, TN38 8AY	Freehold and Leasehold	44.2	Landfill and Gas Utilisation
Poplars — Lichfield Road, Cannock, Staffs, WS11 3EQ	Leasehold with an option to purchase the Freehold	91.0	Landfill, Gas Utilisation, Composting, Truck Operations and Maintenance Workshop
Birmingham — Foxyards, Bean Road, Tipton, DY4 9AQ	Freehold	2.3	Truck Operations, Maintenance Workshop, Hazardous Waste Transfer Station
Brookhurst Wood — Langhurstwood Road, Warnham, West Sussex, RH12 4QD	Freehold and Leasehold	34.4	Landfill and Gas Utilisation
Roxby — Winterton Road, Roxby, Scunthorpe, DN15 0BD	Freehold and Leasehold	108.0	Landfill and Gas Utilisation
Glasgow — Clydesmill Road, Cambuslang Investment Park, Cambuslang, Glasgow, G32 8RG	Freehold	2.0	Waste Treatment, Truck Operations and Maintenance Workshop
Withnell — Bolton Road, Withnell, Nr Chorley, Lancs, PR6 8BT	Freehold	70.2	Landfill and Gas Utilisation
Leeds — 10 Queen Street, Woodlesford, Leeds, LS26 8AL	Freehold	0.5	Truck Operations and Maintenance Workshop

Location	*Tenure*	*Size (Ha)*	*Utilisation*
Colnbrook — Sutton Lane, Colnbrook, Slough, SL3 8AB	Leasehold	46.5	Landfill and Gas Utilisation
Clowne — 20 Station Road, Clowne, Chesterfield, S43 4PE	Freehold	1.7	Truck Operations, Maintenance Workshop, and Regional Office
Arpley — Liverpool Road, Sankey Bridges, Warrington, WA4 6YZ	Leasehold	255.0	Landfill and Gas Utilisation
Eversley — Star Hill Sawmills, Star Hill, Hartley Wintney, Hook, Hampshire, RG27 8BP	Leasehold	1.3	Special/Hazardous Waste Treatment/ Transfer/Recycling, Truck Operations and Maintenance Workshop
Nottingham — Mile End Road, Colwick Industrial Estate, Nottingham, NG4 2JR	Freehold and Leasehold	1.9	Waste Treatment/ Transfer/Recycling, Truck Operations and Maintenance Workshop
Brighouse — Huntingdon Road, Brighouse, HD6 1PZ	Leasehold	0.4	Truck Operations and Maintenance Workshop

21.2 The Group has property, plant and equipment comprising principally landfill sites, other land and buildings and plant, vehicles and equipment which at 31 March 2006 together had a net book value of £335.5 million.

22. AUDITORS

22.1 Deloitte and Touche LLP, a member firm of the Institute of Chartered Accountants in England and Wales is the Company's auditor and audited the accounts of the Company for FY 05/06.

22.2 The Company's auditor for FY 03/04 and FY 04/05 was PricewaterhouseCoopers LLP, a member firm of the Institute of Chartered Accountants in England and Wales.

23. CONSENTS

23.1 PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its reports in Sections A and C of Part XII and in Section B of Part XIII in the form and context in which they appear and has authorised the contents of those parts of this document which constitute its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

23.2 Citigroup has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and contexts in which they appear.

24. GENERAL

The total costs and expenses (exclusive of VAT) payable by Biffa in connection with the Demerger and the Admission are estimated to amount to nil. Given the inter relationship between the Demerger and Admission, it is not practicable to separate costs attributable solely to the Demerger and to Admission. There are no amounts payable to financial intermediaries.

25. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS, United Kingdom during normal business hours on Monday to

Friday each week (public holidays excepted) for a period from and including the date of publication of this document until the date of Admission:

25.1 Memorandum of Association and the Articles;

25.2 the audited accounts of the Company for FY 03/04, FY 04/05 and FY 05/06;

25.3 the reports of PricewaterhouseCoopers LLP set out in Sections A and B of Part XII and Section B of Part XIII of this document;

25.4 the consent letters referred to in paragraph 23 of this Part XIV;

25.5 the trust deeds and rules of the Biffa Employee Share Schemes; and

25.6 this document.

This document is dated 13 September 2006.

PART XV

DEFINITIONS

The following definitions shall apply throughout this document unless the context requires otherwise:

"Act" or "Companies Act"	the Companies Act 1985 (as amended);
"Admission"	the admission of the Biffa Ordinary Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities and ***Admission becoming effective*** means it becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities;
"Articles of Association" or "Articles"	the articles of association of Biffa;
"Associate"	in relation to any entity, any other company which is its subsidiary undertaking or parent undertaking or fellow subsidiary undertaking of the parent undertaking, and any other company whose directors are accustomed to act in accordance with the entity's directors or instructions;
"Audit Committee"	the audit committee established by the Board to monitor financial risks in Biffa's businesses, as described in paragraph 2.1 of Part VIII of this document;
"Auditors"	Deloitte & Touche LLP, Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR;
"Biffa" or "Company"	Biffa Plc, a company registered in England and Wales with registered number 04081901;
"Biffa Employee Share Schemes"	the LTIP, the SIP and the Sharesave Scheme;
"Biffa Group" or "Group"	Biffa and its subsidiary undertakings (as defined in the Act);
"Biffa Ordinary Shares"	the ordinary shares of 10 pence each in the capital of Biffa;
"Biffa Register"	the register of members of Biffa;
"Biffa Waste Services"	Biffa Waste Services Limited, a company registered in the United Kingdom with registered number 00946107;
"Board"	the board of Directors of Biffa;
"business day"	a day (excluding Saturday, Sunday and public holidays) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Citigroup"	Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB;
"Collection"	Biffa's collection division;
"Combined Code"	the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006;
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001;
"CRESTCo"	CRESTCo Limited, the operator of CREST;

"Demerger"	the proposed demerger of Biffa from Severn Trent to be effected by means of the payment of the Demerger Dividend (summarised in Part XI of this document);
"Demerger Agreement"	the agreement entered into between Severn Trent and Biffa as described in paragraph 18.2 of Part XIV of this document;
"Demerger Dividend"	the dividend in specie of Biffa Ordinary Shares proposed to be paid to Severn Trent Shareholders to effect the Demerger;
"Demerger Effective Date"	the time at and date on which the Demerger becomes effective, expected to be 8:00 a.m. on 9 October 2006;
"Demerger Resolution"	the ordinary resolution to, inter alia, authorise the directors of Severn Trent to pay the Demerger Dividend to be proposed at the Severn Trent EGM;
"Directors"	the directors of Biffa whose names appear in Part III of this document;
"Disclosure Rules"	the disclosure rules of the FSA;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"EEA State"	a state which is a contracting party to the agreement on the European Economic Area signed on 2 May 1992, as it has effect for the time being;
"EU"	the European Union;
"Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"Executive Directors"	Martin Bettington and Tim Lowth;
"Existing Severn Trent Ordinary Shares"	the existing ordinary shares of 65⁵⁄₁₉ pence each in the capital of Severn Trent;
"Facility Agreement"	the £460 million unsecured dual tranche credit facility, as described in paragraph 18.1 of Part XIV of this document;
"FSA"	the Financial Services Authority acting in its capacity as the competent authority for listing in the UK for the purposes of Part VI of the FSMA;
"FSMA"	the Financial Services and Markets Act 2000 (as amended);
"FY 03/04"	the 52 week period ended 26 March 2004;
"FY 04/05"	the 52 week period ended 25 March 2005;
"FY 05/06"	the 53 week period ended 31 March 2006;
"Government"	Her Majesty's Government of the United Kingdom;
"Hales Waste Business"	the business and certain assets of Hales Waste Control Limited and RMC Environmental Services Limited;
"Health & Safety and Environment Committee"	the health & safety and environment committee established by the Board to monitor health and safety risks in Biffa's businesses, as described in paragraph 2.1 of Part VIII of this document;
"Historical Financial Information"	together the UK GAAP Historical Financial Information and IFRS Historical Financial Information set out in Part XII of this document;
"HM Revenue and Customs"	Her Majesty's Revenue and Customs;
"IFRS"	International Financial Reporting Standards;
"IFRS Historical Financial Information "	the IFRS historical financial information for the Group set out in Section D of Part XII of this document;
"ISIN"	International Security Identification Number;

"Island Waste Services"	Island Waste Services Limited, a company registered in the United Kingdom with registered number 01552791;
"ITEPA"	the Income Tax (Earnings and Pensions) Act 2003;
"LIBOR"	London Interbank Offered Rate;
"Listing Rules"	the listing rules of the FSA pursuant to Part VI of FSMA;
"LTIP"	the Biffa Long Term Incentive Plan as described in paragraph 10.1 of Part XIV of this document;
"Loan Notes"	the convertible loan notes held by Severn Trent Plc as more particularly described in Note 19 to the UK GAAP Historical Financial Information;
"London Stock Exchange"	London Stock Exchange plc;
"Memorandum of Association"	the memorandum of association of Biffa;
"Model Code"	the Model Code published by the UKLA at Annex 1 of Listing Rule 9 of the Listing Rules;
"New Severn Trent Ordinary Shares"	the new ordinary shares of 97$^{17}/_{19}$ pence each in the capital of Severn Trent arising from the Share Consolidation;
"Non-executive Directors"	Roger Payne, Angie Risley and Gareth Llewellyn;
"Nomination Committee"	the director nomination committee established by the Board to consider and make recommendations to the Board concerning the composition of the Board, as described in paragraph 2.1 of Part VIII of this document;
"Official List"	the Official List of the FSA;
"PBITA"	profit before interest, tax and amortisation;
"Pensions Regulator"	the regulatory body for work-based pension schemes in the UK;
"Power Generation"	Biffa's power generation division;
"PricewaterhouseCoopers LLP"	PricewaterhouseCoopers LLP, Cornwall Court, 19 Cornwall Street, Birmingham, B3 2DT, United Kingdom;
"Prospectus"	this document;
"Prospectus Directive"	Directive 2003/71EC of the European Parliament and of the Council;
"Prospectus Rules"	the prospectus rules made by the FSA under Part VI of FSMA;
"Record Time"	6.00 p.m. on 6 October 2006 (or such other time and date as the directors of Severn Trent (or any duly authorised committee of them) may determine), being the date on which Severn Trent Shareholders are required to be on the Severn Trent Register in order to be entitled to the Demerger Dividend;
"Registrars"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6LB;
"Remuneration Committee"	the remuneration committee established by the Board to consider and make recommendations to the Board as to the remuneration of Biffa's directors and senior executives, as described in paragraph 2.1 of Part VIII of this document;
"Reporting Accountants"	PricewaterhouseCoopers LLP;
"SDRT"	Stamp Duty Reserve Tax;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933 (as amended);

"Senior Management"	those members of the management bodies of the Company and its subsidiaries who are relevant to establishing that the Company has the appropriate expertise and experience for the management of its business for the purposes of paragraph 14.1 of Annex 1 of the Prospectus Rules, being Nick Gregg, David Knott and Bob Tate;
"Severn Trent"	Severn Trent Plc, a company registered in the England and Wales with registered number 02366619;
"Severn Trent Circular"	the circular sent to Severn Trent Shareholders on or around 13 September 2006 relating to the Demerger including, amongst other things, notice of the Severn Trent EGM;
"Severn Trent EGM"	the extraordinary general meeting of Severn Trent, notice of which is set out in the Severn Trent Circular, and any adjournment thereof, convened for 2.30 p.m. on 6 October 2006 at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull B92 0EJ;
"Severn Trent Employee Share Schemes"	the Severn Trent Long Term Incentive Plan 2005, the Severn Trent Plc Long Term Incentive Plan, the Severn Trent Share Incentive Plan, the Severn Trent Share Option Scheme and the Severn Trent Sharesave Scheme;
"Severn Trent Group"	Severn Trent Plc and its subsidiary undertakings (as defined in the Act), including the Biffa Group;
"Severn Trent Ordinary Shares"	prior to the Share Consolidation, Existing Severn Trent Ordinary Shares, and on or after the Share Consolidation, New Severn Trent Ordinary Shares;
"Severn Trent Register"	the register of members of Severn Trent;
"Severn Trent Resolutions"	the ordinary and special resolutions to be proposed at the Severn Trent EGM;
"Severn Trent Schemes"	the STPS and the STSSPS;
"Severn Trent Shareholders"	the holders of Severn Trent Ordinary Shares;
"Share Consolidation"	the proposed consolidation of Severn Trent Ordinary Shares to be achieved by consolidating every three Existing Severn Trent Ordinary Shares into two New Severn Trent Ordinary Shares;
"Shareholders" or "Biffa Shareholders"	the holders of Biffa Ordinary Shares;
"Sharesave Scheme"	the Biffa Sharesave Scheme described in paragraph 10.2 of Part XIV of this document;
"SIP"	the Biffa Share Incentive Plan as described in paragraph 10.3 of Part XIV of this document;
"Special Waste"	Biffa's special waste division;
"Sponsor"	Citigroup;
"Sponsor's Agreement"	the agreement entered into between Severn Trent, Biffa and Citigroup as described in paragraph 18.3 of Part XIV of this document;
"STPS"	the Severn Trent Pension Scheme;
"STSPS"	the Severn Trent Supplemental Pension Scheme;
"STSSPS"	the Severn Trent Senior Staff Pension Scheme;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"UK GAAP"	generally accepted accounting principles in the UK;

"UK GAAP Historical Financial Information"	the UK GAAP historical financial information for the Group set out in Section B of Part XII of this document;
"UK Waste"	the UK Waste business previously owned by Waste Management International B.V.;
"UK Waste Pension Scheme"	the UK Waste defined benefit pension scheme;
"UK Listing Authority" or "UKLA"	the UK Listing Authority, being the FSA acting as the competent authority for the purposes of Part VI of the FSMA;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States" or "US"	the United States of America;
"VAT" or "Value Added Tax"	value added tax; and
"Website"	www.biffa.co.uk, the Group's public website.

PART XVI

GLOSSARY OF TECHNICAL TERMS

"composting"	degradation of organic waste (typically food and garden waste) either in open windrows or closed vessels;
"Consented Void"	Void space with both planning consent for use as a landfill site and either a WML or a PPC Permit;
"Contaminated Land Regime"	Part IIA of the EPA and regulations made pursuant to it including the Contaminated Land (England) Regulations 2000;
"Controlled Waste"	as defined in section 75(4) of EPA, means household, industrial and commercial waste or any such waste and following the coming into force of The Waste Management (England and Wales) Regulations 2006 now includes agricultural waste;
"COPA"	Control of Pollution Act 1974;
"DEFRA"	Department for Environment Food and Rural Affairs;
"Environment Agency"	Government agency responsible for regulating and enforcing government pollution control policy in England and Wales overseen by DEFRA;
"EPA"	the Environmental Protection Act 1990;
"Groundwater *Directive*"	Directive 2000/60/EC of the European Parliament and of the Council establishing a framework for the Community action in the field of water policy;
"GWh"	Gigawatt hours;
"Hazardous Waste Directive"	Directive 1991/689/EC of the European Parliament and of the Council on hazardous waste as amended by Directive 1994/31/EC of the European Parliament and of the Council;
"Hazardous Waste Regulations"	Hazardous Waste (England and Wales) Regulations 2005;
"HSE"	Health and Safety Executive;
"Inert Waste"	waste which includes material which will either not decompose, or will decompose very slowly. Materials in this category include waste from the construction industry, such as hardcore, soil, stone and glass. Inert waste is often used as a daily cover for landfill sites;
"IPPC Directive"	Directive 1996/61/EC of the European Parliament and of the Council on integrated pollution prevention and control;
"ISO"	International Organization for Standardization;
"Landfill Directive"	Directive 1999/31/EC of the European Parliament and of the Council on the landfill of waste;
"Landfill Gas"	a gas produced from the decomposition of biodegradable waste in landfill sites. It is mostly comprised of a mixture of methane (50-60 per cent.) and carbon dioxide (35-40 per cent.);
"Landfill Tax"	introduced in 1996 to encourage diversion of waste disposal from landfill sites. Currently £21 per tonne (£2 per tonne for inert waste). In the 2003 budget, the Chancellor of the Exchequer announced the rate will increase at least £3 per tonne per year up to £35 per tonne;
"Landfill Tax Credit Scheme"	a scheme enabling landfill operators to claim a credit in respect of their landfill tax liability if they make qualifying contributions to environmental bodies;
"Leachate"	water which seeps through landfilled waste or composting material. Modern landfill site cells contain a low permeability lining to prevent

	leachate from leaking from the landfill site. The level of leachate in a modern landfill site cell is carefully controlled, and if excess levels are found, leachate is collected and treated either on site, tankered to a local waste treatment plant, or discharged into sewers;
"Liner"	either a natural impermeable clay barrier or a flexible high density plastic membrane, or a combination of the two, to encapsulate waste in a landfill site from surrounding area and preventing the egress of Leachate and Landfill Gas;
"MW"	Megawatts;
"NFFO" or "Non Fossil Fuel Obligation"	fixed price, 15 year, RPI indexed contracts for renewable energy projects which were previously awarded around double the present National Grid price. No new NFFO contracts will be awarded;
"NPV"	Net Present Value;
"OPEC"	Organisation of the Petroleum Exporting Countries;
"Operational Void"	Consented Void which is being landfilled and generating revenue;
"Packaging Waste Regulations"	The Producer Responsibility Obligations (Packaging Waste) Regulations 2005;
"Potential Void"	Void space without planning consent for use as a landfill site and/or either a waste management licence or a PPC permit;
"PFI"	Private Finance Initiative;
"PPC"	the Pollution Prevention and Control regime, introduced by the Pollution Prevention and Control (England and Wales) Regulations 2000;
"PPC Regulation"	the Pollution Prevention and Control Regulations 2000;
"PPP"	Public Private Partnerships;
"ROC" or "Renewable Obligation Certificate"	licensed electricity suppliers must source a growing percentage of their sales from "eligible renewable sources" as required by law, evidenced through tradeable Renewable Obligation Certificates. The Renewable Obligations scheme will ultimately replace NFFO contracts;
"Road Transport Directive"	Directive 2002/15/EC of the European Parliament and of the Council on road transport and working time;
"ROO"	Renewables Obligation Order;
"RPI"	Retail Prices Index;
"TCPA"	the Town and Country Planning Act 1990;
"Void"	measure of potential capacity of a landfill site in cubic metres;
"WAC"	waste acceptance criteria as set out in the Landfill (England and Wales) (Amendment) Regulations 2004;
"Waste Framework Directive"	Directive 75/442/EC (as amended) of the European Parliament and of the Council establishing a framework for the management of waste;
"WEEE Directive"	Directive 2002/96/EC of the European Parliament and of the Council on waste electrical and electronic equipment as amended by Directive 2003/108/EC of the European Parliament and of the Council; and
"WML"	a waste management licence issued under Part II of the Environmental Protection Act 1990.

6 December 2006
Interim results for the 26 weeks ended 29 September 2006

STRONG FIRST HALF PERFORMANCE WITH CONTINUING ORGANIC GROWTH

Highlights

- Continued profit growth across all divisions
  - Revenues up 5.8% to £376.5 million (2005/6: £356.0 million)
  - Operating profit up 8.7% to £48.9 million (2005/6: £45.0 million)
  - Profit before tax up 19.9% to £41.6 million (2005/6: £34.7million)
  - Proforma earnings per share [(1)] of 8.0 pence
  - Free cash flow [(2)] at £27.2 million, increase of £8.2 million compared with £19.0 million last year
  - Maiden interim dividend 2.1 pence per share
- Strong revenue growth in collection services to national account customers
- Commenced 14 year contract with Metropolitan Borough of Wirral with expected value of £140 million
- Continued strength of landfill operations, with new site opened in Northern Ireland in November 2006
- Special Waste benefiting from the impact of hazardous waste regulations
- Expansion into recycling and treatment activities progressing well

(1) Proforma earnings per share is based on the Biffa Ordinary Shares in issue immediately following the demerger
(2) Refer to consolidated cash flow statement for definition of 'free cash flow'

Martin Bettington, Chief Executive Officer of Biffa Plc commented:

"Biffa has delivered a strong set of maiden results, with all divisions achieving organic growth in the first half of the year.

Our strategy of operating across the whole waste management value chain positions the business well to respond to changes in the industry driven by legislation. We are also concentrating on the existing business and have brought in skills from outside the industry to drive through change in our largest customer facing division, Collection. The listing of Biffa on the London Stock Exchange in October marked the start of an exciting new phase for Biffa and our independence has ensured that we now have a primary focus on driving organic growth in a sector that has significant development opportunities to deliver value to our shareholders."

For further information contact:

Biffa Plc
Martin Bettington, Chief Executive Officer
Tim Lowth, Finance Director
Telephone 0207 353 4200 (all day)

Tulchan Communications
David Trenchard
Stephen Malthouse
Telephone 0207 353 4200

A presentation for analysts will be held at 9.30am today at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD. The presentation will also be available at www.biffa.co.uk. A live audio broadcast of the presentation will also be available for analysts. The dial-in number is + 44 (0)20 7863 6116 and the pin number is 122608.

I am pleased to report that, in our first set of results published since Biffa's demerger from Severn Trent, the Group has delivered a strong first half performance, with all divisions achieving organic growth.

Highlights

- Continued profit growth across all divisions
    - Revenues up 5.8% to £376.5 million (2005/6: £356.0 million)
    - Operating profit up 8.7% to £48.9 million (2005/6: £45.0 million)
    - Profit before tax up 19.9% to £41.6 million (2005/6: £34.7million)
    - Proforma earnings per share [1] of 8.0 pence
    - Free cash flow [2] at £27.2 million, increase of £8.2 million compared with £19.0 million last year
    - Maiden interim dividend 2.1 pence per share
- Strong revenue growth in collection services to national account customers
- Commenced 14 year contract with Metropolitan Borough of Wirral with expected value of £140 million
- Continued strength of landfill operations, with new site opened in Northern Ireland in November 2006
- Special Waste benefiting from the impact of hazardous waste regulations
- Expansion into recycling and treatment activities progressing well

(1) Proforma earnings per share is based on the Biffa Ordinary Shares in issue immediately following the demerger
(2) Refer to consolidated cash flow statement for definition of 'free cash flow'

Significant Developments

The Group performed strongly whilst at the same time managing the demerger from Severn Trent. The first half of the year has seen good progress in implementing our strategy and I am pleased to report revenues increased by 5.8% to £376.5 million, compared with £356.0 million last year. Operating profit increased by 8.7% to £48.9 million (2005/6: £45.0 million), with all divisions showing growth. Through good control and the phasing effects of working capital and capital expenditure we generated free cash flow of £27.2 million (2005/6: £19.0 million). Proforma earnings per share was 8.0 pence.

The Board recognises that dividends represent an important part of total shareholder return. As a result we have adopted a progressive dividend policy which will take into account the profitability of the Group, the strength of its cash generation and investment requirements. The Board has therefore resolved to pay a maiden interim dividend of 2.1 pence per ordinary share on 2 February 2007 to shareholders on the register on 29 December 2006.

This first half performance, traditionally a stronger period than the second half, demonstrates the benefit of our strategic focus on organic growth, capitalising on the strengths of each of our separate divisions as well as our integrated approach to waste management. We have continued to strengthen our market positions with the commencement of a substantial municipal contract in the Wirral and we have gained a number of significant national contracts in our Collection Division.

In November, we opened our new landfill site Cottonmount in Northern Ireland adding 5 million cubic metres of void to our operating portfolio. Our strategy of void optimisation continues to bring benefits with the 14% growth in price per tonne (before landfill tax) more than offsetting the 7% reduction in volume.

Within our Resource Recovery and Landfill Division, the soil remediation activity piloted at our Risley site in Cheshire has proved successful, and the concept will be rolled out to other strategic locations. We have secured contracts with three local authorities for recycling waste through a new in-vessel composting facility which is currently under construction at Etwall in Derbyshire.

i) Collection

Gross revenue (including inter- and intra-segment revenue) increased to £226.1 million from £212.6 million last year, a 6.3% increase. The division contributed £31.2 million to the Group's operating profits, compared with £30.4 million last year.

In the largest sector of this business, the Industrial and Commercial collection activity, revenues increased by 6.7%, from £166.5 million to £177.7 million. Our objective of targeting growth from national accounts is proving successful and these now account for nearly half of our industrial and commercial revenues whilst maintaining our margins. In July, following a six month inter-regnum, Nick Gregg a new senior executive with substantial service sector experience was appointed to head up the Collection Division. He brings a new, more sophisticated approach on customer service which will take the Industrial and Commercial collection activities to their next stage of development. Our scale and coverage already provides us with significant competitive advantages in serving national account customers, and our new initiatives will capitalise on Biffa's strengths to distinguish our service offering in the local account arena. As a part of our change management process we will, where appropriate, be investing further in account management and systems development in the short to medium term in order to increase absolute levels of profit. We will also continue to expand our recycling collection services both nationally and locally with nearly half of our national account customers using our recycling services as well as a waste collection service

Our municipal collection contracts generated revenues of £42.3 million, 11.9% ahead of last year, aided by the expansion of services to include the collection of recyclables from the household as well as waste. In August we commenced a fourteen year contract for the Metropolitan Borough of Wirral, our largest collection-only municipal contract, which is anticipated to generate annual revenues of about £10 million.

Overall margins in the Collection division declined from 14.3% to 13.8%. This reduction was caused by the disappointing performance of our integrated municipal contract with Leicester City Council. There are two major elements to this contract; the collection service element of the contract continues to perform well. However the second element, the new mechanical-biological treatment (MBT) facility, is not yet fully operating to its design specification leading to higher than expected waste disposal costs. In October 2006, Biffa assumed control of the facility and we are currently introducing design modifications which we anticipate will be implemented early in 2007. We expect that these modifications will be successful and therefore we are confident that the issues will largely have been resolved by the middle of 2007. Our integrated municipal contract on the Isle of Wight continues to perform in line with our expectations. Excluding the Leicester contract, the operating margin for the Collection division was 14.6% compared to 14.5% in the prior year.

ii) Special Waste

Gross revenue for the division was £24.7 million (15.3% was inter- or intra-segment revenue) 4.2% up on last year's levels of £23.7 million. Operating profit was £1.4 million compared with £0.7m last year.

The largest segment of this division, Recovery and Treatment, performed well, generating revenues of £10.5 million in the period, 8.2% up on last year. The Industrial and Environmental sector, the second largest revenue contributor within this division, also performed well with revenues of £5.6 million, 19.1% up compared with last year as it benefited from a number of one-off contracts. Overall we delivered an improvement in margins from 3.0% in 2005/6 to 5.7%, as the division continued to benefit from the impact of hazardous waste regulations.

iii) Resource Recovery and Landfill

This was another successful half year for the division. Gross revenues were 4.7% up on last year at £161.7 million (2005/6: £154.4 million) of which 24.2% was inter- or intra-segment revenue (2005/6: 24.1%). Operating profits were £24.4 million compared with £22.0 million in the previous year, a 10.9% increase.

Our largest revenue segment of this division is recharged landfill tax, which amounted to £67.8 million in the period, 11.0% up on last year. This revenue represents the passing on of a fiscal cost to our customers, it does not increase profit. Landfill gate fees, the largest profit generating segment, accounted for revenues of £55.6 million compared with £52.3 million last year, a 6.3% increase.

As expected, landfill volumes across all sites were down 7% to 3.6 million tonnes, reflecting the number of sites which have been filled. However, at sites open throughout the first half of both years volumes were up 1% and, at all sites, average unit revenues (excluding recharged Landfill Tax) at £15.37 per tonne were up 14% as we continue to optimise the value of our void. At the end of September our consented and operational void bank totalled 71 million cubic metres, of which 10 million cubic metres is leased to another landfill operator. In addition we had 10

million cubic metres of consented but as yet not operational void, of which 3 million cubic metres relates to our Cottonmount site in Northern Ireland. The latter became operational on 1 November. At the end of the period we also continued to control 22 million cubic metres of potential void.

The recycling and treatment activities in the division progressed well, with recycling volumes increasing by 3%. The soil remediation activity piloted at our Risley site has proved successful, and the concept will be rolled out to other strategic locations. Additionally we introduced our third new in-vessel composting facility at Etwall in Derbyshire, which will be supported by three local councils in the area.

iv) Power Generation

The Power Generation Division turned in a strong performance with gross revenues at £10.1 million compared with £8.8 million last year. Operating profits were £3.9 million compared with £3.6 million last year. The decline in operating margins from 40.9% to 38.6% primarily reflected the impact of increased regulatory and gas clean up costs.

The division wholly owns 64.3 MW of installed capacity, of which 31% qualifies for Renewable Obligation Certificates. The Group also has interests in a further 44.5 MW, primarily held through joint venture and royalty arrangements. Plans to install a further 4 MW of new capacity in the second half are progressing well.

Financial Review

i) Summary of Results

The Group has adopted International Financial Reporting Standards (IFRS) with a transition date of 25 March 2005 and these financial statements, including the comparatives, have been produced in accordance with these standards. The financial statements as at 29 September 2006 do not include the impact of the capital reorganisation, which took place on 6 October 2006 prior to the demerger. The Directors consider that the basic earnings per share based on the capital structure prior to the demerger to be of limited relevance and have therefore disclosed a proforma earnings per share based on the number of shares in issue immediately following demerger and the debt structures in place in the first half, details of which can be found in note 4.

Revenue in the period increased by 5.8% to £376.5 million (2005/6: £356.0 million) with operating profit growing by 8.7% to £48.9 million (2005/6: £45.0 million). Profit before tax was up 19.9% to £41.6 million (2005/6: £34.7 million) after net finance charges of £7.7 million (2005/6: £10.8 million) and share of results of joint ventures of £0.4 million (2005/6: £0.5 million). Our headline tax rate was 32.9% (2005/6: 33.1%). Proforma earnings per share increased by 21.2% to 8.0 pence, as a result of the increase in operating profit and the reduction in the net finance charge due to the refinancing of our debt facilities in August 2006.

Free cash flow of £27.2 million was generated in the period compared to £19.0 million last year largely reflecting good control and the phasing effects of working capital and capital expenditure. Capital expenditure in the period was £32.7 million compared with £35.0 million in the previous year, with proceeds from the disposal of assets amounting to £1.3 million (2005/6: £0.4 million). Net debt at 29 September 2006 was £352.4 million compared with £314.7 million at 31 March 2006, this being in part due to the £65.3 million dividend paid to Severn Trent Plc in September 2006 countered by the strong free cash flow. Our gearing level (net debt/net debt plus equity) at 29 September 2006 was 36% compared with 32% as at 31 March 2006.

The interim statements for the 26 weeks ended 29 September 2006 have been reviewed by Deloitte & Touche LLP with their unqualified review opinion set out at the end of this report. It should be noted that the interim statements for the 26 weeks ended 29 September 2006 and 23 September 2005 are unaudited.

ii) Other financing matters

On an IAS 19 'Employee benefits' basis, the estimated net position of the Group's defined benefit pension schemes as at 29 September 2006 was a deficit of £39.0 million. After deferred tax, the estimated net deficit was £27.3 million. In total the Group charged a service cost of £5.1 million against operating profits in the 26 weeks ended 29 September 2006 (2005/6: £4.6 million). Following demerger, it has been agreed that the liabilities arising from the Severn Trent pension scheme relating to current and former employees of the Group, will be transferred into the UK Waste Pension Scheme. To facilitate this transfer, the Group has committed to make one-off special contributions of about £21 million to the Severn Trent Schemes towards the end of this financial year, and £5 million in the UK Waste Pension Scheme for the current and next financial years.

On 30 August 2006, the Group successfully entered into a £460 million unsecured dual tranche credit facility (comprising a £310 million term loan facility and a £150 million revolving credit facility) over a term of five years.

In September 2006, £334.0 million of this facility was drawn and used to repay loans and other amounts due to Severn Trent Plc and, in part, fund the pre-demerger dividend of £65.3 million.

iii) Previous half year on half year financial history

In 2005/6, revenue was divided between the two halves broadly equally. However, the Company's reporting cycle runs in complete weeks, meaning that the second half of 2005/6 had 27 weeks as opposed to the normal 26 weeks. Eliminating the impact of this extra week shows that 51% of the full year's revenue was in the first half and 49% was in the second half. Similarly, adjusting for the additional week, operating profit was split 53% in the first half to 47% in the second half. This broadly matches the ratios in the previous year, 2004/5, where revenue was split 51% to 49% and operating profit was split 54% to 46%. This trend reflects the normal seasonal impact of the Christmas and New Year holidays and poor weather on the business. Further details on these trends can be found in Note 11.

Outlook

The completion of the demerger from Severn Trent marks the beginning of an exciting new phase in Biffa's development. During the first half, the management team has succeeded in delivering a strong performance from the business whilst at the same time dealing with the issues and substantial additional workload arising from the demerger. With the completion of the demerger, management can now fully concentrate on driving this business forward in this rapidly developing sector.

Looking forward into the second half, we anticipate continuation of the trends experienced in the first half. We intend to capitalise on our strengths in national and municipal collection as well as landfill whilst further concentrating on our local account customer base in Collection. With our progressive dividend policy underpinned by the exciting opportunities available to us in this industry, we are well placed to deliver value to our shareholders.

Bob Davies
Chairman
6 December 2006

CONSOLIDATED INCOME STATEMENT
For the 26 weeks ended 29 September 2006

	Notes	**26 weeks to 29 September 2006 £m**	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Revenue	1	**376.5**	356.0	712.3
Cost of sales		**(311.6)**	(297.8)	(600.9)
Gross profit		**64.9**	58.2	111.4
Distribution costs		**(4.9)**	(4.9)	(9.2)
Administrative expenses		**(11.2)**	(8.6)	(16.5)
Other operating income		**0.1**	0.3	0.6
Operating profit	1	**48.9**	45.0	86.3
Share of post tax results of joint ventures		**0.4**	0.5	1.0
Finance income		**2.5**	1.1	2.0
Finance charges		**(10.2)**	(11.9)	(23.8)
Profit before taxation		**41.6**	34.7	65.5
Taxation	2	**(13.7)**	(11.5)	4.1
Profit for the period		**27.9**	23.2	69.6
Earnings per share expressed in pence per share				
- Basic and diluted	4	**0.4p**	0.5p	1.6p

All the amounts above relate to continuing operations and are attributable to equity holders of Biffa Plc.

STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the 26 weeks ended 29 September 2006

	26 weeks to 29 September 2006 £m	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Profit for the period	**27.9**	23.2	69.6
Actuarial losses on defined benefit pension scheme	**(3.1)**	(2.9)	(4.5)
Deferred tax arising on actuarial losses on defined benefit scheme	**0.9**	0.9	1.3
Total recognised income and expenses for the period	**25.7**	21.2	66.4

CONSOLIDATED BALANCE SHEET
As at 29 September 2006

	Notes	As at 29 September 2006 £m	As at 23 September 2005 £m	As at 31 March 2006 £m
Assets				
Non-current assets				
Goodwill		**732.3**	732.3	732.3
Other intangible assets		**1.4**	1.2	1.3
Property, plant and equipment		**339.6**	324.7	335.5
Interest in joint venture		**0.5**	0.6	0.6
Other receivables and investments		**0.2**	0.2	0.2
Deferred tax assets		**-**	2.7	-
		1,074.0	1,061.7	1,069.9
Current assets				
Inventories		**3.0**	3.2	3.2
Trade and other receivables		**148.3**	159.6	149.0
Cash and cash equivalents		**25.2**	26.8	23.2
		176.5	189.6	175.4
Current liabilities				
Financial liabilities – borrowings		**(13.4)**	(8.8)	(205.8)
Trade and other payables		**(121.7)**	(141.6)	(119.5)
Current tax liabilities		**(21.5)**	(16.0)	(9.1)
Provisions	*5*	**(15.4)**	(14.7)	(16.7)
		(172.0)	(181.1)	(351.1)
Net current assets / (liabilities)		**4.5**	8.5	(175.7)
Non-current liabilities				
Financial liabilities – borrowings		**(364.2)**	(616.2)	(148.0)
Non-current provisions	*5*	**(55.6)**	(59.1)	(55.0)
Deferred tax liabilities		**(2.5)**	-	(1.0)
Retirement benefit obligations		**(39.0)**	(44.2)	(33.7)
		(461.3)	(719.5)	(237.7)
Net assets		**617.2**	350.7	656.5
Equity				
Called up share capital		**711.3**	443.8	711.3
Retained deficit (note i)		**(94.1)**	(93.1)	(54.8)
Total shareholders' equity		**617.2**	350.7	656.5
Net debt	*7 & 8*	**352.4**	582.3	314.7
Gearing (note ii)		**36%**	62%	32%

(i) As at 29 September 2006, the Company has sufficient distributable reserves to pay the 2006/7 interim dividend.
(ii) Gearing has been calculated on the basis of Debt / (Debt + Equity).

CONSOLIDATED CASH FLOW STATEMENT
For the 26 weeks ended 29 September 2006

	Notes	**26 weeks to 29 September 2006 £m**	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Cash flows from operating activities				
Cash generated from operations	6	**70.1**	59.3	121.7
Interest received		**1.8**	0.7	1.9
Interest paid		**(7.7)**	(5.1)	(23.1)
Tax paid		**(5.6)**	(1.3)	(1.4)
Net cash from operating activities		**58.6**	53.6	99.1
Cash flows from investing activities				
Acquisition of subsidiaries (net of cash acquired)		**-**	-	(0.2)
Purchases of property, plant and equipment		**(32.7)**	(35.0)	(75.5)
Proceeds from the sale of property, plant and equipment		**1.3**	0.4	1.5
Dividend received		**0.4**	0.6	1.3
Net cash used in investing activities		**(31.0)**	(34.0)	(72.9)
Cash flows from financing activities				
Dividends paid		**(65.3)**	(6.5)	(13.0)
Finance lease principal payments		**(0.8)**	(4.6)	(8.5)
Drawdown of borrowings		**332.3**	2.9	-
Repayment of borrowings		**(307.7)**	-	(264.4)
Settlement of interest free loan		**15.9**	-	-
Issue of shares		**-**	-	267.5
Net cash flow from financing activities		**(25.6)**	(8.2)	(18.4)
Net increase in cash and cash equivalents		**2.0**	11.4	7.8
Cash and cash equivalents at beginning of period		**23.2**	15.4	15.4
Cash and cash equivalents at end of period		**25.2**	26.8	23.2

Free cash flow			
Net cash generated from operating activities	**58.6**	53.6	99.1
Proceeds from the sale of property, plant and equipment	**1.3**	0.4	1.5
Purchase of property, plant and equipment	**(32.7)**	(35.0)	(75.5)
Special pension contribution payments	**-**	-	9.0
	27.2	19.0	34.1

ACCOUNTING POLICIES

a) Revenue

Revenue represents the income receivable excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is recognised at the point when service has been performed. Within the Collection division this will be on completion of each container lift, or in accordance with the contract bill of quantities with respect to Municipal contracts. For both Special Waste and Resource Recovery and Landfill, revenue will be recognised on receipt of waste, whilst for the Power Generation division it is recognised on the measured supply of power.

Revenue is not recognised until the services have been provided to the customer.

b) Exceptional items

Items that are either material in size or non operating in nature are presented as exceptional items in the income statement. The directors are of the opinion that the separate recording of exceptional items provides helpful information about the group's underlying business performance. Example of events which may give rise to the classification of items as exceptional include restructuring of businesses, gains or losses on disposal of properties, impairment of goodwill and non-recurring income or expenditure.

c) Segmental reporting

The Group is managed by type of business. Segmental information is provided having regard to the nature of the services provided and the markets served. The business segments are:

- *Collection*: Collection provides waste collection services to industrial, commercial and municipal waste producers.
- *Special Waste*: Special Waste provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial, commercial and municipal customers.
- *Resource Recovery & Landfill*: Landfill provides waste treatment, recycling and disposal services for industrial, commercial and municipal customers.
- *Power Generation*: Power Generation utilises the methane produced by decomposing waste in Biffa's landfill sites to generate "green" power for export to the grid.

All trading activity and operations are in the United Kingdom

d) Basis of consolidation

The consolidated financial information includes the results of Biffa Plc and its subsidiaries and joint ventures.

e) Property, plant, equipment and depreciation

Landfill sites

Landfill sites are included within property, plant and equipment at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

e) Property, plant, equipment and depreciation (continued)

Other property, plant and equipment

Other property, plant and equipment are included at cost less accumulated depreciation. Freehold land is not depreciated. Other property, plant and equipment is depreciated on a straight-line basis over their expected lives, which are as follows:

Short leasehold property and improvements	Length of lease up to 21 years
Long leasehold property and improvements	Length of lease greater than 21 years
Motor vehicles	4-8 years
Plant	5-8 years
Fixtures and office equipment	5-10 years

Assets in the course of construction are not depreciated until commissioned.

f) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair value of the minimum payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital and a finance charge. The capital element reduces the obligation to the lessor with the finance charge being expensed to the income statement over the leases period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the income statement on a straight-line basis over the lease term.

Where assets are leased to third parties and subsequently leased back under arrangements which transfer substantially all of the risks and rewards of ownership back to the Company, the assets are accounted for as if they are still owned by the Company and the fair value of the minimum payments are shown as an obligation to the lessor. The cash inflow arising from the lease to the third party is included within financing activities in the cash flow statement.

g) Goodwill and intangibles

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the identifiable intangible and tangible assets net of fair value of the liabilities, including contingencies of business acquired, at the date of acquisition.

Intangible assets can be separately identified from goodwill on an acquisition, and a fair value attributed to that asset. Customer lists or contracts, that will generate future economic benefits represent such intangible assets that may be acquired. Customer lists or contracts that are held in intangible assets are subject to amortisation over a period of 5 years.

Costs that are directly associated with the production and purchase of identifiable and unique software products controlled by the Group, and that will generate economic benefits beyond one year are recognised as intangible assets. These intangible assets are stated at cost less accumulated amortisation and impairment losses. Software is amortised over 2-5 years.

h) Impairment of non-current assets

If the recoverable amount of goodwill, an item of property, plant and equipment, or any other non-current asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is defined as the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the cash generating unit.

Goodwill is tested for impairment on an annual basis. Impairment reviews are also carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that non-current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement, and where material are disclosed as exceptional. Any impairments of goodwill cannot be subsequently reversed.

i) Investments

Investments held as fixed assets are held at cost less provision for impairment.

j) Inventories

Inventories are stated at the lower of cost and net realisable value and where appropriate are stated net of provisions for slow moving and obsolete inventory.

k) Landfill reinstatement costs

Provision for the cost of reinstating landfill sites is made over the operational life of each landfill site and charged to the income statement as the obligation to reinstate the site arises.

l) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of each landfill site as the environmental and aftercare liability arises. Long term aftercare provisions are calculated based on the NPV of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial information as a finance charge.

m) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the Group's external insurance advisers.

n) Pension costs

The Group contributes to the Severn Trent Pension Scheme ("STPS"), Severn Trent Senior Staff Pension Scheme ("STSSPS"), the Biffa Works Pension Scheme, and the UK Waste Pension Scheme ("UKWPS").

Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the Group. Costs of defined contribution pension schemes are charged to the income statements in the period in which they fall

n) Pension costs (continued)

Severn Trent Plc, operates two defined benefit schemes, the STPS and the STSSPS, of which some employees of the Group are members. The Group is able to identify its share of underlying assets and liabilities of Severn Trent's defined benefits schemes. The Group accounts for all defined benefit schemes through full recognition of the scheme's surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past services costs curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of finance costs.

o) Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expenses that are taxable in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that they will be recoverable in the future. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the rates and laws that have been enacted or substantively enacted by the balance sheet date.

p) Pre-contract costs

Pre-contract costs are expensed as incurred, except where it is virtually certain that the contract will be awarded, in which case they are recognised as an asset which is written off to the income statement over the life of the contract.

q) Financial instruments

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet.

r) Share-based payments

IFRS 2 "Share-based payment" requires that an expense for equity instruments granted is recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee share options and Executive LTIP schemes, is recognised over the vesting period of the scheme. The fair value of employee services is determined by reference to the fair value of the awarded granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions.

IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002. At the balance sheet date, the Group revises its estimates of the number of share incentives that are expected to vest.

r) Share-based payments (continued)

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity, over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

s) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits at call with banks, other short-term highly liquid investments and bank overdrafts.

t) Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

1 SEGMENTAL INFORMATION

The group is managed by type of business and as such is organised into four operating divisions. These divisions represent the business segments in which the group reports its primary segment information. Since all trading activity and operations are in the United Kingdom, there is no secondary reporting format by geographical segment.

The segment results for the period are as follows:

	26 weeks to 29 September 2006 £m	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Revenue			
Collection	**226.1**	212.6	429.0
Special Waste	**24.7**	23.7	49.2
Resource Recovery & Landfill	**161.7**	154.4	302.8
Power Generation	**10.1**	8.8	18.9
Less inter and intra-segment revenue	**(46.1)**	(43.5)	(87.6)
Total	**376.5**	356.0	712.3
Operating profit			
Collection	**31.2**	30.4	60.1
Special Waste	**1.4**	0.7	1.9
Resource Recovery & Landfill	**24.4**	22.0	40.8
Power Generation	**3.9**	3.6	7.5
Shared service and corporate costs (Note i)	**(12.0)**	(11.7)	(24.0)
Operating profit	**48.9**	45.0	86.3
Finance costs	**(10.2)**	(11.9)	(23.8)
Investment revenue	**2.5**	1.1	2.0
Share of post tax results of joint venture	**0.4**	0.5	1.0
Profit before tax	**41.6**	34.7	65.5

(i) Shared service and corporate costs include a management charge payable to Severn Trent Plc amounting to £0.8 million (2005/6: £1.1 million). Corporate costs arising as a result of the demerger totalled £0.3 million in the first half.

Other segment items are:

Capital expenditure	**26 weeks to 29 Sep 06 £m**	26 weeks to 23 Sep 05 £m	53 weeks to 31 Mar 06 £m
Collection	**17.0**	22.8	50.1
Special Waste	**0.3**	0.7	1.0
Resource Recovery & Landfill	**13.3**	9.7	19.7
Power Generation	**1.5**	1.7	3.3
Shared service and corporate	**0.6**	0.2	1.5
	32.7	35.1	75.6
Depreciation and amortisation			
Collection	**17.2**	15.4	32.5
Special Waste	**0.8**	0.9	1.8
Resource Recovery & Landfill	**10.2**	10.9	20.4
Power Generation	**1.3**	1.2	2.5
Shared service and corporate	**0.7**	0.5	1.3
	30.2	28.9	58.5

Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions arising through business acquisitions.

1 SEGMENTAL INFORMATION (CONTINUED)

Segment Assets

	As at 29 Sep 06 £m	As at 23 Sep 05 £m	As at 31 Mar 06 £m
Goodwill			
Collection	**491.8**	491.8	491.8
Special Waste	**34.9**	34.9	34.9
Resource Recovery & Landfill	**180.2**	180.2	180.2
Power Generation	**25.4**	25.4	25.4
Corporate	**-**	-	-
	732.3	732.3	732.3
Operating Assets			
Collection	**266.1**	251.7	273.4
Special Waste	**20.2**	21.0	19.7
Resource Recovery & Landfill	**173.5**	165.4	152.0
Power Generation	**23.1**	22.7	23.2
Corporate	**35.3**	58.2	44.7
	518.2	519.0	513.0
Total			
Collection	**757.9**	743.5	765.2
Special Waste	**55.1**	55.9	54.6
Resource Recovery & Landfill	**353.7**	345.6	332.2
Power Generation	**48.5**	48.1	48.6
Corporate	**35.3**	58.2	44.7
	1,250.5	1,251.3	1,245.3

Segment assets consist primarily of operating assets such as goodwill, intangible assets, property, plant and equipment, inventories and receivables. Assets such as deferred taxation, cash and loans to parent company are separately identified as unallocated corporate assets.

Segment Liabilities

	As at 29 September 2006 £m	As at 23 September 2005 £m	As at 31 March 2006 £m
Collection	**50.8**	44.3	45.3
Special Waste	**7.5**	5.5	6.2
Landfill	**95.7**	93.7	90.0
Power Generation	**3.4**	2.4	3.1
Corporate	**33.5**	38.7	37.8
	190.9	184.6	182.4
Unallocated corporate liabilities	**442.4**	716.0	406.4
Group total liabilities	**633.3**	900.6	588.8

Segment liabilities comprise operating liabilities, but separately identify retirement obligations, leasing obligations and corporate borrowing as unallocated corporate liabilities.

2 TAXATION

The income tax expense is based on an effective annual tax rate estimated and applied to the pre-tax profit. The tax charge comprises as follows:

	26 weeks to 29 September 2006 £m	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Current tax			
Corporation tax at 30%			
Current year	**11.2**	-	-
Prior year	-	-	(2.9)
Severn Trent Group relief at 30%			
Current year	-	7.9	13.5
Prior year	-	-	(21.8)
Total current tax	**11.2**	7.9	(11.2)
Deferred tax			
Current year	**2.5**	3.6	6.9
Prior year	-	-	0.2
Total deferred tax	**2.5**	3.6	7.1
Total tax charge / (credit)	**13.7**	11.5	(4.1)

3 DIVIDENDS

	26 weeks to 29 September 2006 £m	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Interim paid : 1.46p per £1 share	-	6.5	6.5
: 9.2p per £1 share	**65.3**	-	-
Second interim paid: 1.46p per £1 share	-	-	6.5
	65.3	6.5	13.0

The directors have declared an interim dividend of 2.1 pence per ordinary share to be paid on 2 February 2007 to shareholders who are on the register at 29 December 2006. The cost of the interim dividend will be £7.3 million.

4 EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share is calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

	26 weeks to 29 September 2006	26 weeks to 23 September 2005	53 weeks to 31 March 2006
Basic earnings per share denominator (m)	**7,113.2**	4,438.2	4,445.6
Earnings attributable to ordinary shareholders (£m)	**27.9**	23.2	69.6
Basic and diluted earnings per share (p)	**0.4**	0.5	1.6

For the purpose of the consolidated interim statements, earnings per share information for each period has been presented on an adjusted basis to reflect the impact of the capital reorganisation.

4 EARNINGS PER ORDINARY SHARE (CONTINUED)

The weighted average number of shares reflects the actual number of Biffa Ordinary Shares that existed during each period adjusted for the sub division of ordinary shares of £1 into 10 ordinary shares of 10 pence that occurred on 12 September 2006.

Prior to demerger there was a reclassification of 349,531,239 Biffa Ordinary Shares into deferred shares so that the number of Biffa Ordinary Shares in issue matched the number of Severn Trent Ordinary Shares in issue. The deferred shares have been repurchased for 1 penny in aggregate and cancelled. As a consequence the Directors consider the earnings per share shown above to be of limited relevance.

The following supplementary information shows the earnings per share based on the Biffa Ordinary Shares in issue immediately following the demerger and the debt structures in place in the first half.

	26 weeks to 29 September 2006	26 weeks to 23 September 2005	53 weeks to 31 March 2006
Basic earnings per share denominator (m)	**349.5**	349.5	349.5
Earnings attributable to ordinary shareholders (£m)	**27.9**	23.2	69.6
Basic and diluted earnings per share (p)	**8.0**	6.6	19.9

5 PROVISIONS FOR LIABILITIES AND CHARGES

	Land reinstatement and environmental £m	**Onerous contracts £m**	**Insurance £m**	**Total £m**
At 25 March 2005	67.9	3.2	4.3	75.4
Utilised	(10.6)	(1.6)	(3.0)	(15.2)
Charge to income	9.2	0.1	2.1	11.4
Discount elimination	2.3	-	-	2.3
Transfers from fixed assets / other assets	(2.2)	-	-	(2.2)
At 31 March 2006	66.6	1.7	3.4	71.7
Utilised	(4.5)	(0.5)	(1.3)	(6.3)
Charge to income	4.4	-	0.9	5.3
Discount elimination	1.2	-	-	1.2
Transfers from fixed assets	(0.9)	-	-	(0.9)
At 29 September 2006	66.8	1.2	3.0	71.0

Provisions have been analysed between current and non-current as follows:

	As at 29 September 2006 £m	As at 23 September 2005 £m	As at 31 March 2006 £m
Current	**15.4**	14.7	16.7
Non-current	**55.6**	59.1	55.0
	71.0	73.8	71.7

6 CASH FLOWS FROM OPERATING ACTIVITIES

	26 weeks to 29 September 2006 £m	26 weeks to 23 September 2005 £m	53 weeks to 31 March 2006 £m
Profit for the period	27.9	23.2	69.6
Adjustments for:			
Finance income	(2.5)	(1.1)	(2.0)
Finance costs	10.2	11.9	23.8
Share of results of joint ventures before taxation	(0.4)	(0.5)	(1.0)
Taxation	13.7	11.5	(4.1)
Operating profit	48.9	45.0	86.3
Amortisation of intangibles	0.3	-	0.5
Depreciation of property, plant and equipment	29.9	28.9	58.0
(Profit)/loss on disposal of property, plant and equipment	(0.3)	(0.1)	(0.5)
Decrease/(increase) in inventories	0.2	(0.2)	(0.2)
Increase in debtors	(16.8)	(18.6)	(9.6)
Increase/(decrease) in creditors	8.8	6.2	(9.1)
Decrease in provisions	(0.9)	(1.9)	(3.7)
Total cash flow from operating activities	70.1	59.3	121.7

7 CONSOLIDATED MOVEMENT IN NET DEBT

	As at 29 September 2006 £m	As at 23 September 2005 £m	As at 31 March 2006 £m
Net increase in cash and cash equivalents	2.0	11.4	7.8
(Increase) / repayment of borrowings and finance leases	(39.7)	1.7	272.9
Movement in net debt in the period	(37.7)	13.1	280.7
Net debt at beginning of period	(314.7)	(595.4)	(595.4)
Net debt at end of period	(352.4)	(582.3)	(314.7)

8 ANALYSIS OF NET DEBT

	As at 29 September 2006 £m	As at 23 September 2005 £m	As at 31 March 2006 £m
Cash and cash equivalents	25.2	26.8	23.2
Loans due from group companies	-	15.9	15.9
Convertible loan notes	-	(464.1)	-
Finance leases	(45.3)	(50.0)	(46.1)
Loans due to group companies	-	(110.9)	(307.7)
Bank loans	(332.3)	-	-
Total net debt	(352.4)	(582.3)	(314.7)

9 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Retained earnings £m	Total £m
At 26 March 2005	443.8	(108.5)	335.3
Profit for the financial year	-	69.6	69.6
Actuarial loss arising on post employment obligations, including tax	-	(3.2)	(3.2)
Dividends	-	(13.0)	(13.0)
Issue of ordinary shares	267.5	-	267.5
Value of employee services	-	0.3	0.3
At 31 March 2006	711.3	(54.8)	656.5
Profit for the period	-	27.9	27.9
Actuarial loss arising on post employment obligations, including tax	-	(2.2)	(2.2)
Dividends paid in the period	-	(65.3)	(65.3)
Value of employee services	-	0.3	0.3
At 29 September 2006	711.3	(94.1)	617.2

10 RECONCILIATION OF UK GAAP TO IFRS

The Group has historically prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). This is the first year that the group has presented its financial statements under IFRS. The earliest period for which full comparative information under IFRS will be presented is the 53 weeks ended 31 March 2006 and the date of transition to IFRS was therefore 26 March 2005. The group has adopted IFRS later than its parent, Severn Trent plc and has elected under IFRS 1(24a) 'First time adoption of International Financial Reporting Standards' to measure its assets and liabilities at the carrying amounts that were included in Severn Trent plc's consolidated financial statements based on Severn Trent plc's date of transition to IFRS of 1 April 2004. The tables that follow this narrative show a reconciliation of net assets and profit as reported under UK GAAP as at 31 March 2006, 26 March 2005 and 29 September 2005 to the revised net assets and profit under IFRS as reported in these financial statements.

a) Reconciliation of consolidated income statement for the 26 weeks ended 23 September 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Revenue	356.0	-	356.0
Cost of sales	(297.8)	-	(297.8)
Gross profit	58.2	-	58.2
Distribution costs	(4.9)	-	(4.9)
Administrative expenses	(21.8)	13.2	(8.6)
Other income	0.3	-	0.3
Operating profit	31.8	13.2	45.0
Share of post tax results of joint ventures	0.5	-	0.5
Net finance charges	(10.9)	0.1	(10.8)
Profit before tax	21.4	13.3	34.7
Tax	(10.8)	(0.7)	(11.5)
Profit for the period	10.6	12.6	23.2

10 RECONCILIATION OF UK GAAP TO IFRS (CONTINUED)

b) Reconciliation of consolidated equity as at 23 September 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets			
Non-current assets			
Goodwill	679.9	52.4	732.3
Other intangible assets	-	1.2	1.2
Property, plant and equipment	323.2	1.5	324.7
Interest in joint ventures	0.6	-	0.6
Other receivables and investments	0.2	-	0.2
Deferred tax assets	5.3	(2.6)	2.7
	1,009.2	52.5	1,061.7
Current assets			
Inventories	3.2	-	3.2
Trade and other receivables	160.1	(0.5)	159.6
Cash and cash equivalents	26.8	-	26.8
	190.1	(0.5)	189.6
Liabilities			
Current liabilities			
Borrowings	(8.8)	-	(8.8)
Trade and other payables	(142.2)	0.6	(141.6)
Current tax liabilities	(16.0)	-	(16.0)
Provisions	-	(14.7)	(14.7)
	(167.0)	(14.1)	(181.1)
Net current assets	23.1	(14.6)	8.5
Non-current liabilities			
Borrowings	(612.4)	(3.8)	(616.2)
Provisions	(73.8)	14.7	(59.1)
Retirement benefit obligations	-	(44.2)	(44.2)
	(686.2)	(33.3)	(719.5)
Net assets	346.1	4.6	350.7
Equity			
Share capital	443.8	-	443.8
Retained earnings	(97.7)	4.6	(93.1)
Total equity	346.1	4.6	350.7

10 RECONCILIATION OF UK GAAP TO IFRS (CONTINUED)

c) Reconciliation of consolidated income statement for the 53 weeks ended 31 March 2006

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Revenue	712.3	-	712.3
Cost of sales	(599.5)	(1.4)	(600.9)
Gross profit	112.8	(1.4)	111.4
Distribution costs	(9.2)	-	(9.2)
Administrative expenses	(59.2)	42.7	(16.5)
Other income	0.6	-	0.6
Operating profit	45.0	41.3	86.3
Share of post tax results of joint ventures	1.1	(0.1)	1.0
Finance charges	(21.5)	(0.3)	(21.8)
Profit before tax	24.6	40.9	65.5
Tax	9.2	(5.1)	4.1
Profit for the year	33.8	35.8	69.6

d) Reconciliation of consolidated equity as at 31 March 2006

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets			
Non-current assets			
Goodwill	650.2	82.1	732.3
Other intangible assets	-	1.3	1.3
Property, plant and equipment	333.9	1.6	335.5
Interest in joint ventures	0.6	-	0.6
Other receivables and investments	0.2	-	0.2
Deferred tax assets	10.3	(10.3)	-
	995.2	74.7	1,069.9
Current assets			
Inventories	3.2	-	3.2
Trade and other receivables	149.1	(0.1)	149.0
Cash and cash equivalents	23.2	-	23.2
	175.5	(0.1)	175.4
Liabilities			
Current liabilities			
Borrowings	(211.5)	5.7	(205.8)
Trade and other payables	(109.9)	(9.6)	(119.5)
Current tax liabilities	(9.1)	-	(9.1)
Provisions	-	(16.7)	(16.7)
	(330.5)	(20.6)	(351.1)
Net current liabilities	(155.0)	(20.7)	(175.7)
Non-current liabilities			
Borrowings	(144.2)	(3.8)	(148.0)
Provisions	(71.7)	16.7	(55.0)
Deferred tax liability	-	(1.0)	(1.0)
Retirement benefit obligations	(22.1)	(11.6)	(33.7)
	(238.0)	0.3	(237.7)
Net assets	602.2	54.3	656.5
Equity			
Share capital	711.3	-	711.3
Retained earnings	(109.1)	54.3	(54.8)
Total equity	602.2	54.3	656.5

e) Reconciliation of consolidated equity as at 26 March 2005

	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets			
Non-current assets			
Goodwill	691.3	41.0	732.3
Other intangible assets	-	1.2	1.2
Property, plant and equipment	319.2	1.6	320.8
Interest in joint venture	0.8	0.1	0.9
Other receivables and investments	0.2	-	0.2
Deferred tax assets	8.2	(3.4)	4.8
	1,019.7	40.5	1,060.2
Current assets			
Inventories	3.0	-	3.0
Trade and other receivables	138.3	(0.6)	137.7
Cash and cash equivalents	15.4	-	15.4
	156.7	(0.6)	156.1
Liabilities			
Current liabilities			
Borrowings	(8.6)	(3.7)	(12.3)
Trade and other payables	(121.7)	0.4	(121.3)
Current tax liabilities	(14.2)	-	(14.2)
Provisions	-	(16.6)	(16.6)
	(144.5)	(19.9)	(164.4)
Net current assets / (liabilities)	12.2	(20.5)	(8.3)
Non-current liabilities			
Borrowings	(614.4)	-	(614.4)
Provisions	(75.4)	16.6	(58.8)
Retirement benefit obligations	-	(43.4)	(43.4)
	(689.8)	(26.8)	(716.6)
Net assets	342.1	(6.8)	335.3
Equity			
Share capital	443.8	-	443.8
Retained earnings	(101.7)	(6.8)	(108.5)
Total equity	342.1	(6.8)	335.3

Explanation of reconciling items between UK GAAP and IFRS

The following note sets out significant accounting policy changes and adjustments arising from the transition to IFRS.

i) IFRS 2 - Share-based payments

The Group operates several share-based payment schemes under which options or shares may be granted to employees. Under UK GAAP, the Group has recognised expenses in its income statement in relation to shares awarded under its Executive Share Option Scheme and STLTIP and the share save scheme. Under IFRS 2, the Group is required to record an expense for all share-based payments based on the fair value of those payments as determined at the date of grant. IFRS also permits an entity to recognise a deferred tax.

i) IFRS 2 - Share-based payments (continued)

asset in relation to its share-based payment expense to the extent that it is able to obtain a tax deduction upon exercise of the equity instruments granted. The effect of applying IFRS 2 is to increase operating expenses for 26 weeks ended 23 September 2005 and 53 weeks ended 31 March 2006 by £0.1 million and £0.3 million respectively.

ii) IFRS 3 - Business combinations

Under UK GAAP goodwill on acquisitions was capitalised and amortised over its estimated useful life up to a maximum of 20 years.

IFRS 3 deals with accounting for businesses acquired and requires separately identifiable intangible assets to be fair valued at the date of acquisition and amortised over an appropriate time period. Any residual goodwill is not amortised but is subject to an annual impairment review.

The group has elected not to restate previous business combinations as permitted by IFRS 1. However since the group has adopted IFRS later than its parent, Severn Trent Plc, it has elected under IFRS 1(24a) to measure its assets and liabilities at the carrying amounts that would be included in Severn Trent plc's consolidated financial statements based on Severn Trent plc's date of transition to IFRS of 1 April 2004.

As a result, amortisation relating to goodwill on the balance sheet at the date of transition has been reversed resulting in an increase in the carrying value of goodwill for £41 million for the 52 weeks ended 26 March 2005. The impact of the reversal of amortisation of goodwill to the income statement for the 26 weeks ended 23 September 2005 and 53 weeks ended 31 March 2006 was £11.4 million and £41 million respectively, consequently increasing the net assets by an equivalent amount.

iii) IAS 12 - Income taxes

Under UK GAAP deferred tax was provided in accordance with Financial Reporting Standard 19 'Deferred Tax' (FRS 19) on timing differences between the accounting and taxable profits.

IAS 12 takes a different conceptual approach to deferred tax than that applied by FRS 19. Under IAS 12 deferred tax must be provided for all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base whereas UK GAAP requires deferred tax to be provided for on timing differences between the treatment of items in the tax computation and the income statement. This change in approach results in deferred tax provisions under IFRS for items which under UK GAAP would be permanent differences and hence would not be provided for.

The impact of the adoption of IFRS on deferred taxes as at 26 March 2005, 23 September 2005 and 31 March 2006 is to reduce net assets by £3.4 million, £2.6 million and £10.3 million respectively. Since our prospectus was published, further clarification has become available on the deferred tax arising on goodwill existing at the date of transition from UK GAAP to IFRS. By comparison with the prospectus, the impact of this has been to increase the tax charge and reduce profit after tax for the 53 weeks ended 31 March 2006 by £3.0 million, and to reduce shareholders' equity by £0.7 million at 26 March 2005, and £3.7 million at 31 March 2006.

iv) IAS 19 - Employee benefits

As at the date of transition the group prepared its UK GAAP results in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs' (SSAP 24), whilst as at 31 March 2006 the group adopted Financial Reporting Standards 17 'Retirement benefits' (FRS 17).

Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised through the profit and loss account over the average expected remaining service lives of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus or deficit relating to previous years (variation). The difference between employer's contributions paid and the SSAP 24 net pension cost is recognised as a prepayment or accrual, which does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is included in the net pension cost.

iv) IAS 19 - Employee benefits (continued)

Under International Accounting Standard 19 'Employee Benefits' (IAS 19), defined benefit scheme assets and liabilities have been valued at each balance sheet date and the resulting asset or liability is immediately recognised on the balance sheet. At the start of each year, assumptions are made to enable the current service cost, the expected return on assets and the interest cost is calculated. These amounts are charged to the income statement for the year. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses are recognised through the statement of recognised income and expense.

As at 26 March 2005 and 23 September 2005, the retirement obligation liability, in accordance with IAS 19, was £43.4 million and £44.2 million respectively. Consequently reducing the net assets by an equivalent amount.

Since the group adopted FRS 17 as at 31 March 2006, a retirement obligation liability of £22.1 million was recorded net of a £9.5 million deferred tax asset. Under IAS 19, the retirement benefit obligation has been re-measured resulting an increase to the liability of £2.1 million after the reclassification of the deferred tax asset which is disclosed separately.

The group's pension charge, based on IAS 19, has been reduced by £1.1 million for the 26 weeks ended 23 September 2005 and £0.6 million for the 53 weeks ended 31 March 2006. Similarly, finance costs arising from the interest cost on the scheme liabilities net of the expected return on plan assets have been reduced by £0.3 million for the 26 weeks ended 23 September 2005 and increased by £0.1 million for the 53 weeks ended 31 March 2006.

The recognition of previously unrecorded holiday pay liabilities resulted in a reduction of net assets as at 23 September 2005 by £0.9 million, with a deferred tax asset arising of £0.5 million. The impact as at 31 March 2006 was a reduction in net assets by £2.2 million, with a deferred tax asset arising of £0.7 million.

v) IAS 38 - Intangible assets

Under IAS 38, computer software assets have been reclassified from property, plant and equipment to other intangible assets.

vi) IAS 17 – Leases

In accordance with IFRS 1 and IAS 17, the group has reviewed the classification of all of its leases. In reviewing leases of land and buildings in accordance with IAS 17, the land and buildings elements of the lease need to be considered separately. On this basis a number of leases have been reclassified from operating leases to finance leases. This has resulted in an increase in fixed assets of £2.8 million and a finance lease creditor of £3.7 million as at 23 September 2005 and 31 March 2006.

vii) IAS 32 & 39 - Financial instruments

IAS 32 and IAS 39 addresses the accounting and reporting of financial instruments. Under UK GAAP, certain financial liabilities were derecognised at the point when transfer of economic benefit was considered to be highly unlikely. IAS39 requires derecognition at the point of extinguishment, resulting in the recognition of liabilities up to the point of legal expiration.

This has resulted in an increase in trade and other payables as at 26 March 2005, 23 September 2005 and 31 March 2006 of £1.5 million.

viii) IAS 37 – Provisions

Under IAS 37 the group has reclassified provisions that it expects to be utilised within one year to current liabilities. The amount reclassified at 23 September 2005 and 31 March 2006 was £14.7 million and £16.7 million respectively.

11 PREVIOUS HALF YEAR ON HALF YEAR FINANCIAL HISTORY

The following financial history has been prepared in accordance with International Financial Reporting Standards.

	1st half 2004/05 £m	2nd half 2004/05 £m	Full year 2004/5 £m
Revenue			
Collection	186.4	187.4	373.8
Special Waste	23.3	23.6	46.9
Resource Recovery & Landfill	138.4	126.6	265.0
Power Generation	6.6	7.7	14.3
Less inter and intra-segment revenue	(34.6)	(35.7)	(70.3)
Total	**320.1**	**309.6**	**629.7**
Operating profit			
Collection	28.0	23.6	51.6
Special Waste	0.6	0.9	1.5
Resource Recovery & Landfill	21.8	17.9	39.7
Power Generation	2.4	2.7	5.1
Shared service and corporate costs	(11.3)	(9.5)	(20.8)
Total	**41.5**	**35.6**	**77.1**

	1st half 2005/06 £m	2nd half 2005/06 (1) £m	Full year 2005/06 (1) £m	Full year 2005/06 £m
Revenue				
Collection	212.6	208.3	420.9	429.0
Special Waste	23.7	24.6	48.3	49.2
Resource Recovery & Landfill	154.4	142.7	297.1	302.8
Power Generation	8.8	9.7	18.5	18.9
Less inter and intra-segment revenue	(43.5)	(42.4)	(85.9)	(87.6)
Total	**356.0**	**342.9**	**698.9**	**712.3**
Operating profit				
Collection	30.4	28.6	59.0	60.1
Special Waste	0.7	1.2	1.9	1.9
Resource Recovery & Landfill	22.0	18.0	40.0	40.8
Power Generation	3.6	3.8	7.4	7.5
Shared service and corporate costs	(11.7)	(11.8)	(23.5)	(24.0)
Total	**45.0**	**39.8**	**84.8**	**86.3**

(1) The financial information for 2005/6 full year and second half have been restated to reflect a 52 week period, the reported 53 week period is shown as comparative and is also reported within the main financial statements.

12 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND STATUS OF FINANCIAL INFORMATION

The financial information for the 26 weeks ended 29 September 2006 included in this interim report (herewith referred to as the 'interim financial information') comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the accounting policies and the related notes.

This interim statement has been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing this interim financial information management has used the principle accounting policies set out on pages 9 to 13.

The group has chosen not to adopt IAS 34 'Interim financial statements', in preparing its 2006 interim statements and, therefore, this interim financial information is not in compliance with IFRS.

The group has reviewed new standards and amendments to standards and interpretations issued on or after 1 April 2006 and reports that they are either not relevant or have no material impact on their financial statements.

The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this interim report. The financial information set out in this report does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Financial information for the 53 weeks ended 31 March 2006 included herein is derived from the statutory accounts for that year (prepared under UK GAAP), which have been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under Section 237(2) or Section 237(3) of the Companies Act 1985.

The next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use by the European Union.

13 WEBSITE POLICY

The directors are responsible for the maintenance and integrity of the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REVIEW OPINION OF DELOITTE & TOUCHE LLP

Introduction

We have been instructed by the company to review the financial information for the 26 weeks ended 29 September 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the accounting policies and related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Adoption of International Financial Reporting Standards

As disclosed in note 12, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

The accounting policies are consistent with those that the directors intend to use in the annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRSs as adopted for use in the EU.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information any underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 September 2006.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
United Kingdom
5 December 2006

Company Number: 4081901

THE COMPANIES ACT 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

BIFFA PLC

Incorporated the 2nd day of October 2000
(as last amended on 6 October 2006)

THE COMPANIES ACT 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

BIFFA PLC

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

"the Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"address", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in The Electronic Communications Act 2000;

"electronic communication" means the same as in The Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"the Uncertificated Securities Regulations" means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form but shall not for the avoidance of doubt include electronic communications;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £838,818,000,000 divided into 838,818,000,000 ordinary shares of 10 pence each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. To the extent that the share capital of the Company comprises deferred shares, the deferred shares shall have attached thereto the respective rights and privileges and be subject to the respective limitations and restrictions as follows:

   (a) the holders of the deferred shares shall not be entitled to receive a dividend nor to have any other right of participation in the profits of the Company;

   (b) the holders of the deferred shares shall have no right, in their capacity as holders of such shares, to receive notice of or attend or vote at any general meeting of the Company; and

   (c) on a return of capital on a winding-up of the Company (but not otherwise), the holders of deferred shares shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to an amount equal to 1 pence in aggregate.

6. Subject to the provisions of the Act, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

7. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

8. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

10. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

    (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

    (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 10(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

11. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

12. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic communications, of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy.

13. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

14. (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

15. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

16. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

17. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

18. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

19. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

20. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

21. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

22. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

23. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

24. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

25. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

26. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

27. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

28. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

29. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

31. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

32. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the Financial Services Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(b) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

33. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal.

34. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

35. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

36. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

37. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

38. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

39. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

40. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

41. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares) -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer;

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

42. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

43. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

44. Subject to compliance with the terms of any resolution referred to in article 42, where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

45. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

46. Subject to the provisions of the Act, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

GENERAL MEETINGS

47. All general meetings other than annual general meetings shall be called extraordinary general meetings.

48. The directors may call general meetings. If there are not sufficient directors to call a general meeting, any director or, if there is no director, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

49. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

50. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

51. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

52. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

53. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

54. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

55. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

56. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the

people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

57. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

58. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

59. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place; and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) –(c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 59 shall apply to that adjournment.

60. Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place; and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that:

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting; or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjourned meeting.

61. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless:

(a) the amendment is only to correct a clear error; or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed; or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

62. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

63. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding

any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

64. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

65. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

66. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

70. Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

71. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

72. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for

holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

73. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

74. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

75. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

76. Subject to article 76 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

77. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

78. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

79. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

80. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

81. The directors may at the expense of the Company send or make available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

82. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

83. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

84. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be less than two nor more than 15.

85. A director shall not require a share qualification.

86. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £450,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

87. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

88. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

89. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

90. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

91. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

92. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

93. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to two and half (2 1/2) times the aggregate of-

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group;

and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article -

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose

within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

94. (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

95. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

96. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 100 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment.

97. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

98. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

99. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

100. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

101. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

102. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

103. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject

to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

104. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors).

105. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

106. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the

Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

107. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

108. The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

109. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

110. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

111. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

112. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

113. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

114. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

115. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the Act), which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members

of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

116. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

117. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

118. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

119. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

120. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

121. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

122. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

123. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

124. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

125. Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

126. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

127. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

128. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

129. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

130. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid,

instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

131. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they

are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

132. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

133. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

134. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communications.

135. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where:-

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that article 49 shall apply to such notice as it does to any other notice of meeting.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives to the Company an address (not being an address for the purposes of electronic communications) within the United Kingdom at which notices may be given to him.

136. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

137. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

138. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting by post, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 134 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

139. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one national daily newspaper published in the United Kingdom.

140. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 134. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

141. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

142. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

143. Where a document is required under these articles to be signed by a member or any other person, if the document is in the form of an electronic communication, then in order to be valid the document must either:

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company.

DESTRUCTION OF DOCUMENTS

144. (1) The Company may destroy -

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

145. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the

benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

146. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

END